Exhibit C-5

THE ROAD TO BALANCE: CREATING JOBS AND OPPORTUNITIES

Tabled in the House of Commons
by the Honourable
James M. Flaherty, P.C., M.P.
Minister of Finance

February 11, 2014

CANADA

©Her Majesty the Queen in Right of Canada (2014)

All rights reserved

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or any part thereof shall be addressed to

the Department of Finance Canada.

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Cat. No.: F1-23/3-2014E

ISBN: 978-0-660-20280-8

This document is also available on the Internet at www.fin.gc.ca

Cette publication est aussi disponible en français.

Chapter 1 – Introduction	1

Chapter 2 – Economic Developments and Prospects	13

Highlights	13
Introduction	14
Global Economic Developments and Outlook	15
Financial Market Developments	22
Commodity Prices	24
Canada’s Recent Economic Performance	28
Canadian Economic Outlook—Private Sector Forecasts	45
Risk Assessment	48
Planning Assumptions	50

Chapter 3 – Supporting Jobs and Growth	51

Introduction	51

Chapter 3.1 – Connecting Canadians With Available Jobs	53

Highlights	53
Introduction	55
Ensuring Training Reflects Labour Market Needs	58
Labour Market Agreements and the Canada Job Grant	59
Labour Market Agreements for Persons With Disabilities	61
Canadian Business SenseAbility	62
Ready, Willing & Able	62
Community Works—A Vocational Training Program for Individuals With Autism Spectrum Disorders	64
Training the Workforce of Tomorrow	66
Supporting Apprenticeship Training	67
Canada Apprentice Loan	70
Supporting Entrepreneurs Through Intensive Mentoring	71
Flexibility and Innovation in Apprenticeship Technical Training	72
Employment Insurance Awareness Initiative for Apprentices	72
Focusing Federal Investments in Youth Employment	73
Supporting Internships in High-Demand Fields	73
Supporting Internships in Small and Medium-Sized Enterprises	74
Eliminating Vehicles From Canada Student Loans Assessments	74
Reforming First Nations K-12 Education	76
Supporting Women Entrepreneurs	77
Renewing the Computers for Schools Program	77

i

Strengthening Canada’s Labour Market	78
Targeted Initiative for Older Workers	78
Enhanced Job Matching Service and Modernized National Job Bank	79
Ensuring the Temporary Foreign Worker Program’s Labour Market Opinion Process Operates in the National Interest	80
Immigrant Investor Program	81
Expression of Interest System	82

Chapter 3.2 – Fostering Job Creation, Innovation and Trade	85

Highlights	85
Fostering Job Creation, Innovation and Trade	87
Keeping Taxes Low for Job-Creating Businesses	88
A Competitive Business Tax System	88
Supporting Small Businesses	93
Reducing the Regulatory Burden Faced by Businesses	96
Reducing the Tax Compliance Burden	97
Revising Remittance Thresholds for Employer Source Deductions	97
Creating a New Capital Cost Allowance Class for Eligible Capital Property	98
Streamlining the Application and Notice Process for the Goods and Services Tax/Harmonized Sales Tax (GST/HST) Credit	99
Additional Measures to Reduce the Tax Compliance Burden	99
Canada Revenue Agency (CRA) Actions That Reduce Red Tape and Improve Services for Businesses	100
Greater Transparency for Taxpayers	102
Fostering Trade and Canadian Entrepreneurship	103
Canada’s Trade Agenda	103
Canada-United States Beyond the Border Action Plan and Regulatory Cooperation Council Action Plan	104
Beyond the Border Action Plan	105
Regulatory Cooperation Council Action Plan	106
Windsor-Detroit International Crossing	107
Extension of the Softwood Lumber Agreement	107
Strengthening Canada’s Intellectual Property Regime	108
Enhancing Consumer Awareness of Canadian-Made Products	109
Reducing Barriers to Internal Trade	110
Engagement With Provinces and Territories	110
Identifying Priority Areas for Action on Internal Trade	111
Removing Barriers to the Movement of Goods Within Canada	112
Supporting Advanced Research and Innovation	113
Securing International Leadership in Science and Innovation	115
Supporting Leading-Edge Research Through the Granting Councils	116
Enhancing Industry-Relevant Research Training	118
Fostering Social Innovation Through Research at Colleges and Polytechnics	119

ii

Enabling World-Class Physics Research	120
Supporting Atomic Energy of Canada Limited	121
Fostering Canadian Leadership in Quantum Research and Technologies	122
Seizing the Opportunities of Open Data	122
Supporting Innovation in Atlantic Canada	124
Securing a Competitive and Innovative Automotive Sector	124
Defence Procurement Strategy	125
Promoting Canada’s Financial Sector Advantage	126
Reinforcing the Housing Finance Framework	126
Encouraging Competitive Financial Services	127
Establishing a Fair and Equitable Property and Causality (P&C) Demutualization Framework	128
Improving Canada’s Economic Sanctions Regime	129
Cooperative Capital Markets Regulator	129
Over-the-Counter Derivatives and Financial Benchmark Regulation	130
Strengthening the Governance of Canada’s Payments Sector	131
Improving Corporate Transparency	132
Updating and Clarifying the Federal Regime for Credit Unions	132
Providing Banking and Custodial Services for the Canada Deposit Insurance Corporation	133
Strengthening Canada’s Anti-Money Laundering and Anti-Terrorist Financing Regime	133

Chapter 3.3 – Responsible Resource Development, Conserving Canada’s Natural Heritage, and Investing in Infrastructure and Transportation	137

Highlights	137
Responsible Resource Development, Conserving Canada’s Natural Heritage, and Investing in Infrastructure and Transportation	140
Responsible Resource Development	141
Action Plan to Improve Northern Regulatory Regimes	141
Strengthening Canada’s Marine Oil Spill Prevention, Preparedness and Response Regime	142
Review of Pipeline Projects	144
Supporting Offshore Oil and Gas Development	144
Special Representative on West Coast Energy Infrastructure	145
Supporting First Nation Fishing Enterprises	145
Supporting Mining, Forestry and Agriculture	146
Supporting Junior Mineral Exploration	146
Supporting Canada’s Forestry Sector	147
Protecting Jobs in Eastern Canada’s Forestry Sector	147
Supporting Farmers	149
Launching a Pilot Price Insurance Program for Western Livestock Producers	149
Tax Deferral for Farmers	149

iii

Modernizing the Plant Breeders’ Rights Act	150
Removing Red Tape for the Beer Industry	151
Asserting Canada’s Sovereignty by Investing in the North	152
Securing Recognition of Canada’s Extended Continental Shelf	152
Supporting Northern Economic Development	152
Developing Transportation Infrastructure in the North	153
Territorial Health Investment Fund	155
Improving Access to Healthy Food for Northerners	155
Conserving Canada’s Natural Heritage	156
Sustaining Canada’s National Parks	158
Conserving Recreational Fisheries	158
Donations of Ecologically Sensitive Land	159
Improving and Expanding Canada’s Snowmobile and Recreational Trails	159
Exploring Opportunities to Restore Access to Partridge Island	160
The Earth Rangers Foundation	160
Expanding Tax Support for Clean Energy Generation	160
Investing in Infrastructure and Transportation	161
Building a New Bridge for the St. Lawrence	165
Rehabilitating and Improving Montreal Bridges	166
Funding for Atlantic Ferries	167
Improving Small Craft Harbours	167
Improving Regional and Local Ports	168
Moving Forward With the Pickering Lands	168

Chapter 3.4 – Supporting Families and Communities	171

Highlights	171
Supporting Families and Communities	174
Consumers First	175
Improving Competition in the Telecommunications Market	177
Improving Access to Broadband in Rural and Northern Communities	179
Legislating Against Unjustified Cross-Border Price Discrimination	180
Strengthening Canada’s Food Safety System	183
Enhancing the Inspection of Food in Canada	184
Modernizing the Food Safety Information System	184
Protecting Canadians and Supporting Animal Health	185
Putting Consumers First in the Financial Sector	185
Reviewing Canada’s Deposit Insurance Framework	185
Promoting Fairness and Transparency in the Credit Card Market	186
Raising Financial Consumer Awareness	187
Continuing to Develop a Comprehensive Financial Consumer Code	188
Enhancing Access to Basic Banking Services	188

iv

Investing in Families	189
Keeping Taxes Low for Canadian Families and Individuals	189
Addressing Prescription Drug Abuse in Canada	196
Health-Related Tax Measures	197
Employment Insurance: Enhancing Access to Sickness Benefits	198
Increasing the Adoption Expense Tax Credit	199
Extending Changes to the Pension Transfer Limits	200
Registered Disability Savings Plans—Legal Representation	200
Enhancing the New Horizons for Seniors Program	206
Supporting Caregivers as Labour Force Participants	206
Federal Programs Supporting Affordable Housing	207
Homelessness Partnering Strategy and Housing First	208
Restoring the Effectiveness of the Excise Duty on Tobacco Products	208
Enhancing Support to Combat Contraband Tobacco	211
Investing in Stronger Communities	211
Charities	212
Further Response to the Report of the House of Commons Standing Committee on Finance on Charitable Donation Tax Incentives	212
Amending the Criminal Code to Modernize Charitable Lotteries	214
Exploring the Potential of Social Finance Initiatives	215
Investing in Arts, Culture and Sports	216
Renewing Arts Funding	216
Supporting the Canada Book Fund	217
Supporting the Canada Music Fund	217
Continued Support for the Virtual Museum of Canada and Online Works of Reference	217
Celebrating the 150th Anniversary of Canada’s Founding Conferences	218
Maintaining the Government’s Record Level of Support for Sport	218
Special Olympics Canada	219
Supporting Retirement Savings Opportunities for Amateur Athletes	220
Le Grand Défi	221
Supporting and Honouring Veterans	221
Expanding the Funeral and Burial Program for Modern-Day Veterans	223
Commemorating Canada’s Mission in Afghanistan	223
Priority Hiring of Veterans	223
Providing Better Access to Veterans Affairs Canada’s Services Online	224
Recognizing the Historic Titles and Ranks of the Canadian Armed Forces in the National Defence Act	224
Promoting Justice and Supporting Victims	225
Creating the Canadian Victims Bill of Rights	225
Creating a DNA-Based Missing Persons Index	226
Providing Additional Judges	227

v

Renewing the Aboriginal Justice Strategy	227
Addressing Violence Against Aboriginal Women and Girls	228
Safety and Security	228
Introducing the Search and Rescue Volunteers Tax Credit	229
National Disaster Mitigation Program	231
On-Reserve Emergency Management	231
Residential Flood Insurance	232
Earthquake Monitoring	232
Biometric Screening	232
Enhancing Documentary Entry Requirements	233
Continuing the First Nations Water and Wastewater Action Plan	233
International Assistance	233

Chapter 4 – Plan to Return to Budget Balance and Fiscal Outlook	239

Highlights	239

Chapter 4.1 – Plan to Return to Budget Balance	241

Introduction	241
Plan for Returning to Balanced Budgets:
Making Government More Efficient	250
Managing Compensation Costs	251
Alignment of Crown Corporations’ Pension Plans With the Public Service Pension Plan	254
Integrity of Parliamentary Operations	254
Responsible Management of National Defence Capital Funding	255
Delivering Value to Taxpayers From Government Assets	255
Improving the Fairness and Integrity of the Tax System, and Strengthening Tax Compliance	256
Addressing International Aggressive Tax Avoidance by Multinational Enterprises	256
Other Tax Actions to Improve Tax Integrity, Strengthen Compliance and Enhance Fairness	259

Chapter 4.2 – Fiscal Outlook	263

Fiscal Outlook Before the Measures Announced in Economic Action Plan 2014	264
Fiscal Impact of Measures Announced in Economic Action Plan 2014	266
Summary Statement of Transactions	268
Financial Source/Requirement	283
Risks to the Fiscal Projections	285
Sensitivity of the Budgetary Balance to Economic Shocks	286

Annex 1 – Debt Management Strategy for 2014–15	291

Annex 2 – Tax Measures: Supplementary Information, Notices of Ways and Means Motions and Draft Amendments to Various GST/HST Regulations	311

vi

Chapter 1

Introduction

Canada’s Economic Action Plan is working. Since the beginning of the recovery, the Canadian economy has continued to create jobs, with over 1 million more Canadians working today than during the worst part of the recession—the best job creation record of any Group of Seven (G-7) country over the period (Chart 1.1). Despite significant global weakness emanating in particular from the United States, our largest trading partner, the Canadian economy has continued to expand modestly, enjoying one of the best performances among G-7 countries over the recovery.

1

However, Canada is not immune to external developments. Canada’s economy has been restrained by weak export markets and declines in commodity prices.

Indeed, the risks to global growth that have lingered throughout the recovery are still present. Financial market vulnerabilities in some emerging economies could translate into weaker-than-expected growth and increased financial market volatility more broadly. This could place additional stress on the euro area, where growth remains lacklustre. Furthermore, volatility in commodity prices remains a risk to the outlook.

Given the ongoing uncertainty in the global economic environment, it is important for the Government to continue to pursue the objectives of job creation and economic growth that have underpinned the Economic Action Plan since its inception in 2009, while remaining on track for balanced budgets.

To this end, the Government has announced and implemented a number of targeted, affordable measures that focus on:

•	Equipping Canadians with the skills and training they need to succeed in the labour market, while also connecting them to available jobs.

•	Supporting advanced research and innovation to foster a vibrant entrepreneurial culture where new ideas are translated into products and services in the marketplace.

•	Reducing red tape and the regulatory burden faced by businesses.

•	Helping to develop natural resources in a responsible and secure way.

•	Helping businesses succeed in the global economy by encouraging trade and foreign investment to support our manufacturing sector and diversify our exports.

•	Investing in public infrastructure, including by creating a new Building Canada plan—the largest long-term federal investment in infrastructure in Canadian history.

The Government has further supported the economy by keeping taxes low—in order to maintain the best economic environment possible for Canadians and Canadian businesses to prosper. The Government has pursued this goal by implementing both broad-based tax cuts and targeted tax relief for individuals, families and businesses since 2006.

2

The Economic Action Plan is working:

•

Canada has experienced the strongest job growth among the G-7 countries over the recovery. Over 1 million more Canadians are working now than at the end of the recession, with the vast majority of new jobs being full-time, high-wage, private-sector positions.

•	Real gross domestic product (GDP) in Canada is significantly above pre-recession levels—one of the best performances in the G-7.

•	Canadians have experienced the strongest real per-capita income growth in the G-7 since 2006.

•	Both the International Monetary Fund (IMF) and the Organisation for Economic Co-operation and Development expect Canada to be among the strongest-growing economies in the G-7 over this year and next.

•	Canada’s business investment performance has been the strongest by far in the G-7 during the recession and recovery.

•	For the sixth year in a row, the World Economic Forum rated Canada’s banking system as the world’s soundest.

•	Canada is the only country in the G-7 to receive a triple-A rating with a stable outlook from all the major credit rating agencies.

•	This year, Canada leapt from sixth to second place in Bloomberg’s ranking of the most attractive countries for business.

•	Growth in foreign direct investment into Canada has been the strongest among the G-7 countries over the recovery.

•

Government of Canada securities are among the world’s most sought-after investments. Indeed, the Canadian dollar is now one of the reserve currencies tracked by the IMF, alongside the U.S. dollar, the euro and the Swiss franc.

•	Canada has the lowest net debt-to-GDP ratio, by far, of any G-7 country.

3

Actions taken by the Government since 2006 have helped the Canadian economy enjoy the strongest performance in the G-7, with almost 1.6 million new jobs created since the beginning of 2006. In addition, Canadians have enjoyed the strongest income growth in the G-7 by far (Chart 1.2). Indeed, Canadian families in all income groups have seen increases of about 10 per cent or more in their real after-tax, after-transfer income since 2006.

4

Economic Action Plan 2014 builds on these strengths. It continues to implement the Government’s plan for jobs and growth by:

•	Connecting Canadians with available jobs by helping them to acquire the skills that will get them hired or help them get better jobs;

•

Fostering job creation, innovation and trade by keeping taxes low; reducing the tax compliance burden; and continuing to provide Canadian businesses and investors with the market access they need to succeed in the global economy;

•

Developing resources responsibly, conserving Canada’s natural heritage and investing in infrastructure and transportation by supporting the mining, forestry and agriculture sectors; investing in national parks and conservation initiatives; expanding tax support for clean energy; and making strategic investments in public infrastructure and transportation services; and

•	Supporting families and communities by taking additional steps to protect Canadian consumers; keeping taxes low for families; and improving the safety of Canadians.

The Government’s efforts to support jobs and growth are underpinned by its plan to return to balanced budgets in 2015. This commitment to fiscal responsibility has helped to ensure that Canada maintains its hard-earned international economic and fiscal advantage, which will help foster a growing, healthy economy that creates stable, well-paying jobs for Canadians.

Indeed, the Government’s plan to return to balanced budgets is not an end in itself, but a means to increase Canada’s economic potential, improve employment opportunities for Canadians and raise our standard of living. It is for this reason that the Government has made returning to balanced budgets the cornerstone of its Economic Action Plan.

5

Connecting Canadians With Available Jobs (Chapter 3.1)

Economic Action Plan 2013 reformed the skills training system to better help Canadians acquire the skills that will get them hired or help them get better jobs.

With Economic Action Plan 2014, the Government is taking further steps to ensure federal funding and programs are directed towards meeting labour market needs. The Government is also working to make it easier for Canadians to connect with available jobs, and to ensure that Canadians are given the first chance at those jobs. Specifically, Economic Action Plan 2014:

•	Better aligns training with labour market needs through the Canada Job Grant.

•

Introduces a new generation of Labour Market Agreements for Persons with Disabilities. Over the next four years the Government will provide $222 million annually through these transfers, to be matched by provinces and territories, to better meet the needs of persons with disabilities and employers.

•

Connects persons with developmental disabilities with jobs through the Ready, Willing & Able initiative and supports the creation of vocational training centres for persons with Autism Spectrum Disorders.

•

Creates the Canada Apprentice Loan by expanding the Canada Student Loans Program to help registered apprentices in Red Seal trades with the costs of training and introduces the Flexibility and Innovation in Apprenticeship Technical Training pilot project to expand the use of innovative approaches for apprentice technical training.

•	Focuses federal investments in youth employment to provide real-life work experience in high-demand fields.

•

Provides an additional $40 million to the Canada Accelerator and Incubator Program to help entrepreneurs create new companies and realize the potential of their ideas through intensive mentoring and other resources to develop their business.

•	Invests to reform the on-reserve education system, in partnership with First Nations, through the First Nations Control of First Nations Education Act.

•	Renews and expands the Targeted Initiative for Older Workers for a three-year period, representing a federal investment of $75 million to assist unemployed older workers.

6

•

Provides $11.8 million over two years and $3.3 million per year ongoing to launch an enhanced Job Matching Service to ensure that Canadians are given the first chance at available jobs that match their skills in their local area.

•	Invests $11.0 million over two years and $3.5 million per year ongoing to strengthen the Labour Market Opinion process to ensure Canadians are given the first chance at available jobs.

•

Provides $14.0 million over two years and $4.7 million per year ongoing towards the successful implementation of an Expression of Interest economic immigration system to support Canada’s labour market needs.

Fostering Job Creation, Innovation and Trade (Chapter 3.2)

In order to promote job creation and improve the conditions for business investment, the Government has taken a range of actions to increase Canada’s openness to trade and investment, provide tax relief, improve the regulatory environment, promote business competiveness and strengthen the financial sector. Economic Action Plan 2014 builds on this foundation by:

•	Not introducing new taxes on business.

•	Building on the work of the Red Tape Reduction Commission by reducing the tax compliance and regulatory burden for small and medium-sized businesses.

•	Further reducing barriers to the international and domestic flow of goods and services.

•	Moving forward with the planning for and construction of a new Windsor-Detroit International Crossing to improve the flow of people and goods between Canada and the United States.

•

Creating the new Canada First Research Excellence Fund with $1.5 billion in funding over the next decade to help Canada’s post-secondary institutions excel globally in research areas that create long-term economic advantages for Canada.

•

Providing an additional $500 million over two years to the Automotive Innovation Fund to support significant new strategic research and development projects and long-term investments in the Canadian automotive sector.

•	Modernizing regulation and legislation to better protect investors and taxpayers, enhance Canada’s financial services sector and support efficient capital markets.

7

Responsible Resource Development, Conserving Canada’s Natural Heritage, and Investing in Infrastructure and Transportation (Chapter 3.3)

Major natural resource projects are an important source of development and job creation in all regions of Canada. Our diverse and abundant natural resource sector is an asset that benefits all Canadians. Economic Action Plan 2014 proposes to take further steps to ensure safe and responsible resource development, and conserve Canada’s natural heritage, by:

•	Committing to respond to the recommendations made by the Tanker Safety Expert Panel and the Special Representative on West Coast Energy Infrastructure.

•	Providing $28 million over two years to the National Energy Board for comprehensive and timely reviews of project applications and to support the Participant Funding Program.

•	Continuing to support the forestry, mineral exploration and agriculture sectors.

•	Asserting Canada’s sovereignty in the North.

•	Investing new resources to protect Canada’s rich natural heritage.

Economic Action Plan 2014 also proposes to make strategic investments in public infrastructure and transportation services across Canada, including in major bridges, small craft harbours and ports, and ferry services.

Supporting Families and Communities (Chapter 3.4)

Economic Action Plan 2014 builds on previous actions by the Government to support families and communities. Specifically, Economic Action Plan 2014:

•	Supports Canadians by advancing the Government’s Consumers First Agenda and better protecting financial consumers.

•	Invests $305 million over five years to extend and enhance broadband internet service for Canadians in rural and Northern communities.

•	Keeps taxes low, helps make adoption more affordable for Canadian families and provides further tax recognition of health-related expenses.

8

•	Helps communities and workplaces by taking additional steps to support the charitable sector, improve the health of Canadians, support our arts and cultural communities, and honour our veterans.

•

Takes action for Canadians in need, for example by helping Canadians prepare for and recover from natural disasters and by introducing a Search and Rescue Volunteers Tax Credit in recognition of the important role played by these volunteers.

•	Proposes measures to improve the health and safety of Aboriginal communities, including investments in water infrastructure and efforts to reduce violence against Aboriginal women and girls.

Supporting a Return to Balanced Budgets in 2015 (Chapter 4)

The Government’s plan to return to balanced budgets in 2015 has been driven by strong financial management and restraining the growth of departmental spending. Since Budget 2010, the Government has implemented a number of targeted actions and broad-based reviews to reduce the operating and administrative expenses of federal departments, without compromising the delivery of priority services to Canadians.

These measures have been augmented by the adoption of initiatives designed to improve the integrity, fairness and neutrality of the tax system and to ensure that everyone plays by the same rules, which in turn helps to keep taxes low for hard-working Canadians.

Economic Action Plan 2014 builds on these initiatives by announcing that the Government:

•

Intends to transition from currently paying 75 per cent of benefit costs to equal cost sharing for retired federal employees who choose to participate in the Public Service Health Care Plan, as well as to increase the minimum years of service required to be eligible for the plan.

•

Will enter the 2014 round of negotiations with collective bargaining agents with the policy priority to implement a disability and sick leave management system that is modern, comprehensive, and responsive to the needs of all employees.

9

Taking into account the above savings measures, and the adjustment of National Defence funding for major capital procurements into future years in which key purchases will be made, direct program spending in Economic Action Plan 2014 is projected to remain broadly in line with its 2010–11 level over the forecast horizon. In contrast, federal transfers to individuals that provide important income support, such as Old Age Security, and major transfers to other levels of government for social programs and health care will continue to grow over the forecast horizon.

Economic Action Plan 2014 also proposes a number of measures that reflect the Government’s ongoing commitment to improving the fairness and integrity of the tax system and ensuring that everyone pays their fair share.

The Government is on track to return to balanced budgets in 2015. The deficit has been reduced by almost two-thirds since the height of the global economic and financial crisis, from $55.6 billion in 2009–10 to $18.9 billion in 2012–13. Looking forward, including the measures announced in Economic Action Plan 2014, the Government expects to realize a surplus of $6.4 billion in 2015–16, after taking into account the $3.0-billion annual adjustment for risk (Chart 1.3).

10

Returning to a balanced budget in 2015 will help ensure that the federal debt-to-GDP ratio remains on a downward path (Chart 1.4). Lower debt levels mean lower debt-servicing costs, which will result in lower taxes for Canadians and a strong, stable investment climate that supports job creation and economic growth.

At the G-20 Leaders’ Summit in St. Petersburg, Russia, last September, Prime Minister Stephen Harper announced Canada’s commitment to achieve a federal debt-to-GDP ratio of 25 per cent by 2021.

The return to balanced budgets in 2015 will significantly contribute to reducing Canada’s federal debt-to-GDP ratio to below its low, pre-recession level by 2017–18, putting the Government well on its way towards achieving its target of 25 per cent of GDP by 2021.

11

Conclusion

Implementing policies focused on raising Canada’s economic potential and creating stable, well-paying jobs continues to be the Government’s top priority. Economic Action Plan 2014 takes additional steps to achieve these objectives, especially returning to budget balance in 2015. Maintaining focus on these priorities is the best way to ensure that Canada is prepared to weather any future economic storm that may arrive from outside our borders. It is also the best way to ensure that Canada’s future is a prosperous one, with a healthy, competitive economy fuelled by low taxes, and government services that are sustainable for generations to come.

12

Chapter 2

Economic Developments

and Prospects

Highlights

✓	The Canadian economy has experienced one of the best performances among the Group of Seven (G-7) countries over the recovery in terms of both output and job creation.

✓	Over 1 million more Canadians are working now than at the end of the recession, the strongest job growth among G-7 countries over this period.

✓	Business investment has fuelled growth over the recovery and Canada’s business investment performance has been by far the strongest in the G-7 during the recession and recovery.

✓	However, Canada is not immune to developments from beyond our borders, which have translated into weak export markets, lower commodity prices and low inflation since early 2012.

✓

Private sector economists, surveyed by the Department of Finance in early December 2013, expect real gross domestic product (GDP) growth to strengthen and economy-wide price inflation to pick up in 2014 and 2015, resulting in an improvement in nominal GDP growth from its modest pace of 3.2 per cent in 2013.

✓

Private sector economists agree that risks to the outlook remain tilted to the downside but have lessened since the November 2013 Update of Economic and Fiscal Projections, reflecting recent positive developments in the United States.

✓	For fiscal planning purposes, the Government is maintaining the downward adjustment of the private sector forecast for nominal GDP to reflect continued risks to the global economic outlook.

Notes: This chapter incorporates data available up to and including February 7, 2014, unless otherwise indicated. All rates are reported at annual rates unless otherwise noted.

13

Introduction

Almost five years into the recovery from the global recession, the external economic environment remains fragile. Global economic growth remained weak in 2013, primarily due to slower growth in emerging economies. Growth in advanced economies showed signs of stabilizing, but at a relatively modest pace. While recent economic developments in the U.S. have been more encouraging, growth in the euro area remains weak and financial market volatility has risen among some emerging economies.

Despite this external weakness, the Canadian economy has continued to expand, albeit at a modest pace, enjoying one of the best performances among G-7 countries over the recovery. Since the end of the global recession, over 1 million net new jobs have been created in Canada, with economic growth driven by solid private domestic demand.

However, Canada is not immune to external economic developments. Canada’s economic growth has been restrained by weak export markets, declines in crude oil and other commodity prices, as well as sustained softness in domestic inflation since early 2012. Together, these factors have restrained the growth of nominal GDP, which is the broadest single measure of the tax base.

Looking forward, private sector economists expect real GDP growth to pick up this year and next, reflecting stronger global demand, especially from the United States. This, together with projected increases in inflation from current low levels, is expected to result in a notable improvement in nominal GDP growth by 2015.

This chapter reviews major global and Canadian economic developments over the past year, presents the December 2013 average private sector economic forecast that forms the basis for the fiscal projections presented in Economic Action Plan 2014, and discusses the risks and uncertainties surrounding this economic forecast.

14

Global Economic Developments and Outlook

Global growth remained weak in 2013, largely reflecting a deceleration in growth among emerging economies, stemming from tighter financial conditions, while growth in advanced economies showed signs of stabilizing at a relatively modest pace. However, recent economic developments have been more positive, particularly for the U.S., with the International Monetary Fund (IMF) expecting a pick-up in global growth this year.

United States

U.S. economic growth has shown signs of stronger underlying momentum. Real GDP growth strengthened to an average of 3.3 per cent over the final three quarters of 2013, following an average increase of just 0.6 per cent in the preceding two quarters. Indeed, private demand in the U.S. has firmed through 2013, with growth in household and business spending picking up to 2.9 per cent in the final quarter of the year.

The strength in private demand has come in spite of considerable uncertainty over U.S. fiscal policy. Last Fall, the U.S. Congress failed to reach agreements on both renewing federal spending authority, culminating in a partial shutdown of federal government operations in early October, and on raising the debt ceiling for the U.S. federal government, which raised the possibility of an unprecedented U.S. sovereign default. An agreement was ultimately reached on October 16 to temporarily extend spending authority and suspend the debt ceiling until February 7, 2014.

A subsequent bi-partisan accord reached this past December extended the government’s spending authority until September 2015. Although this removed some of the uncertainty surrounding U.S. fiscal policy, the current agreement to suspend the federal debt ceiling expired on February 7. As a result, it is critical that legislators reach an agreement on raising the debt ceiling, as the U.S. Treasury has stated it will only be able to use extraordinary measures to postpone reaching the ceiling until sometime in late February. Moreover, U.S. authorities have yet to reach an agreement to reduce the debt burden, which will help to ensure that country’s longer-term fiscal sustainability.

15

Planned U.S. federal deficit reduction measures should weigh less on U.S. economic activity this year. Growth in the U.S. will also be supported by monetary policy, which is expected to remain highly accommodative over the medium term. The Federal Reserve began to reduce its purchases of U.S. treasury securities and mortgage-backed securities in January and February and announced that, if economic conditions continue to improve, it will likely reduce them further in coming months. However, the Federal Reserve also strengthened its forward guidance, stating that it expects to maintain short-term interest rates close to the lower bound well beyond the point at which the unemployment rate falls to 6.5 per cent.

For 2014, growth in the U.S. is expected to pick up to 2.7 per cent from 1.9 per cent in 2013, with quarterly growth gradually rising to 3 per cent over the course of 2014, and to further strengthen to 3.1 per cent in 2015. Growth over the near term is expected to be driven by strong business investment, continued recovery in the housing market, a pick-up in consumer spending and a further easing of fiscal headwinds (Chart 2.1). This outlook is broadly unchanged from that presented in the November 2013 Update of Economic and Fiscal Projections (Fall Update).

16

Europe

In Europe, growth prospects have remained less promising. While the euro area emerged from a year-and-a-half-long recession in the second quarter of 2013 (Chart 2.2), the recovery has been tepid, with growth averaging just 0.9 per cent over the second and third quarters of 2013. Moreover, disparities remain within the euro area: while the German economy has grown moderately over the past year, growth elsewhere either remains weak or negative. As well, inflation in the euro area has trended down since late 2011 and remains subdued. Overall, economic growth is still being constrained by record high unemployment and restrictive lending to the private sector, especially in more fragile economies.

The European Central Bank (ECB) has taken some steps to boost growth, cutting its policy rate twice in 2013, bringing the benchmark rate to a record low of 0.25 per cent and signalling last July that it would keep its policy rate at low levels for “an extended period of time.”

17

A key source of weakness in the euro area has been the ongoing uncertainty about the health of euro-area banks. Some progress has been made, with the ECB set to become the single banking supervisor in the Fall of 2014. The ECB has also started to conduct a comprehensive assessment of euro-area banks. However, more work is needed to establish a credible banking union and resolution mechanism for failing banks.

Moreover, while European countries with high debt levels have made some progress in reducing their fiscal deficits, further progress is needed to put sovereign debt burdens on a sustainable path (Chart 2.3). With these challenges in mind, the IMF expects that growth in the euro area will remain tepid, with growth of only 1.0 per cent in 2014 and 1.4 per cent in 2015.

Outside continental Europe, developments in the United Kingdom have been encouraging with stronger private domestic demand contributing to a pick-up in economic growth in 2013. The IMF expects U.K. growth to continue to strengthen in 2014 to 2.4 per cent from 1.7 per cent in 2013.

18

Japan

Japan has continued to recover from its mid-2012 recession, with growth supported by fiscal stimulus and highly accommodative monetary policy. However, growth softened to 1.1 per cent in the third quarter of 2013, following quarterly growth averaging 4 per cent in the first half of the year, reflecting both weaker exports and a moderation in private domestic demand growth. Looking ahead, the IMF projects GDP growth in Japan of 1.7 per cent in 2014, decelerating to 1.0 per cent in 2015.

Emerging Economies

In emerging economies, growth eased further in 2013. This appears to reflect both cyclical slowing and weaker trend growth, including the effects of the run-up in global long-term interest rates that started in the Spring of 2013 and triggered a general repricing of risk. More challenging access to capital for some emerging economies in turn led to a greater focus on existing vulnerabilities, such as high inflation, fiscal and current account deficits and financial stability concerns. The consequence has been exchange rate depreciation, rising interest rates and falling equity prices, particularly for India, Indonesia, Turkey, South Africa and Brazil. Many of these countries need to address vulnerabilities through structural reforms, which should translate into sustainably stronger growth over the longer run.

In China, real GDP grew by 7.7 per cent in 2013, the same pace as in 2012. Going forward, the IMF expects growth in China to ease to 7.3 per cent by 2015. This would be its slowest pace of growth since 1990, and well below the average annual growth rate of about 10 per cent recorded over the decade preceding the global recession. The IMF outlook is consistent with Chinese authorities’ stated desire to safeguard financial stability and shift the economy to a more balanced and sustainable growth path by promoting domestic consumption and relying less on investment and exports.

19

Overall, the IMF global outlook has changed little since the Fall Update. The IMF expects global growth to accelerate to 3.7 per cent in 2014 from 3.0 per cent in 2013, reflecting a pick-up in growth across both advanced and emerging economies (Chart 2.4).

Diversifying Canada’s Trading Partnerships

Despite the recent deceleration of growth in emerging economies, it is clear that they will remain the engine of global growth. Along with ongoing uncertainty over the global economic outlook, this underscores the need for Canada to diversify its export markets. In 2012, 75 per cent of Canada’s goods exports were destined for the U.S., down from 82 per cent in 2006. Canada continues to increase exports to Europe, emerging Asia and other markets (Chart 2.5). In order to continue to reduce Canada’s dependency on the U.S., take advantage of the world’s fastest growing economies and ensure fair prices for our commodity exports, Canada will need to continue to develop export markets in regions such as Europe, Asia and Latin America.

20

In October 2013, Canada and the European Union (EU) reached an agreement in principle on a comprehensive trade agreement that will significantly boost trade and investment ties, creating jobs and opportunities for Canadians. The Agreement will provide Canada with greater market access to the EU. As a result, Canada will be one of only a few developed economies to have preferential access to the world’s two largest markets, the EU and the United States, which together represent more than 800 million consumers and almost half of global GDP.

21

Financial Market Developments

As of early February, most advanced economy equity market indices were little changed from their levels at the time of the Fall Update, following a period of notable improvement earlier in 2013 (Chart 2.6). Markets had risen modestly through late January 2014 on expectations of stronger economic growth, particularly in the United States. However, these gains were largely reversed in late January, as increased capital outflows and rising concerns over financial market vulnerability among some emerging economies added to uncertainty in global financial markets.

22

Improving U.S. economic prospects boosted bond yields between the time of the Fall Update and early January. More recently, however, increased financial market uncertainty has been reflected in a flight to quality to the U.S. and other advanced economies, including Canada, resulting in lower bond yields in these countries (Chart 2.7).

23

Commodity Prices

Overall, commodity prices are up slightly since the Fall Update. Non-energy commodity prices have continued to decline, with base metal prices dampened by ongoing weakness in emerging economies, while agriculture prices have also lost ground reflecting above-normal harvest volumes in many producing countries, including Canada (Chart 2.8). While natural gas prices have risen significantly since the Fall Update, this has a much more modest impact on the overall commodity price index than in the past due to the declining share of natural gas in Canadian commodity production and exports.

24

Crude oil represents about half of Canada’s overall commodity production, and is now Canada’s single most important export. Canadian crude oil prices have remained volatile over the past year and declined markedly over the second half of 2013. This decline reflected several refinery shutdowns and continued growth in both Canadian and U.S. crude oil production. As a result, by December 2013, the discount for Canadian crude oil relative to the global Brent benchmark had risen to its highest level on record on a monthly basis. While this gap narrowed slightly in January, it remains well above its average over the 2005-2010 period (Chart 2.9).

25

Low Canadian crude oil export prices relative to import prices, which tend to follow global benchmarks, have significantly dampened export values since the end of 2010. As shown in Chart 2.10, if export prices for Canadian crude oil had kept pace with those for imported oil from early 2011 through the end of 2013, the value of Canada’s crude oil exports would have been approximately $7.3 billion higher per year, on average, over the period. This represents a cumulative loss of $21.9 billion, or 1 per cent of nominal GDP. While this impact eased in mid-2013, recent benchmark price data point to reduced crude oil export values once again in the fourth quarter of 2013.

Going forward, anticipated continued increases in U.S. and Canadian oil production, along with pipeline capacity constraints, mean that Canadian crude oil producers will likely face prices that are both more volatile and lower than those prevailing globally. In order to obtain fair market value for Canadian crude oil, additional transportation infrastructure is required to reach global markets.

26

For natural gas, the lack of access to global markets has had an even more significant negative impact in recent years. Since 2008, strong growth in natural gas production from shale formations in the United States, combined with limited export capacity from liquefied natural gas facilities, has pushed North American prices far below those prevailing in Asia and Europe (Chart 2.11). Low North American prices have in turn dampened Canadian natural gas exploration and drilling activity, resulting in markedly lower production and exports. With both export volumes and prices falling, the value of Canadian natural gas exports—which are entirely destined for the United States—declined by two-thirds between 2008 and 2013.

There is a need for improved infrastructure to gain access to global markets and reduce Canada’s dependence on the North American market for the export of energy commodities.

27

Canada’s Recent Economic Performance

Despite these challenges, the Canadian economy has been resilient. Canada’s economic performance has been reflected in a solid job creation performance since the beginning of the recovery, with over 1 million more Canadians working today than at the time of the trough in employment in July 2009—an increase of 6.3 per cent. Canada has outperformed all other G-7 economies in job creation over this period (Chart 2.12). Solid employment growth lowered the unemployment rate to 7.0 per cent in January 2014.

28

Over the recovery, over 85 per cent of all jobs created have been full-time positions with more than two-thirds in high-wage industries (Chart 2.13). Encouragingly, the private sector has been the main source of job creation since the end of the recession, an essential condition for a sustained recovery and expansion, generating 80 per cent of all new jobs since July 2009.

29

The employment situation in Canada contrasts sharply with that of the U.S., where employment remains below pre-recession levels almost five years after the end of the global recession (Chart 2.14). When Canadian unemployment is measured on the same basis as in the U.S., the unemployment rate in the U.S. would be 0.6 percentage points higher than in Canada.1

Moreover, the Canadian labour market has maintained a much higher labour force participation rate (the share of the population 15 and over in Canada, and 16 and over in the United States, either working or actively seeking work), which indicates that there are fewer discouraged workers in Canada, as more of the unemployed are seeking work and finding it. In contrast, the U.S. participation rate has declined sharply and stands near its lowest level in more than 35 years, reflecting a significant increase in the number of discouraged workers that have quit the labour market. As these discouraged workers are no longer considered to be unemployed, this has resulted in a somewhat artificial reduction in the U.S. unemployment rate. In fact, if the change in the U.S. participation rate had matched that in Canada, its unemployment rate would stand at about 9 per cent.2

The stronger performance of the Canadian labour market is also reflected in the long-term unemployment rate (the number of people unemployed for a period of at least 27 weeks as a share of the labour force). Canada’s long-term unemployment rate stood at 1.4 per cent in 2013, below its historical average since 1976 and well below the U.S. level of 2.8 per cent, which remains more than double its average over the same period.

[1]

Conceptual differences raise the Canadian unemployment rate relative to the U.S. rate. In particular, Statistics Canada considers as unemployed those passively looking for work (e.g. reading want ads) as well as those who will begin work in the near future, while the U.S. Bureau of Labor Statistics does not include either group in the labour force. In addition, the Canadian methodology includes 15-year-olds (who have a higher-than-average unemployment rate), while the U.S. does not.

[2]

For example, the U.S. participation rate has fallen by 2.5 percentage points since July 2009, whereas Canada’s participation rate has declined by 0.8 percentage points over the same period. If the U.S. participation rate had fallen by the same amount as Canada’s, and the level of U.S. employment had stayed the same, the U.S. unemployment rate would currently be 9.1 per cent.

30

31

While Canada’s labour market has performed well, particularly relative to that of the United States, imbalances between unemployment and job vacancies have risen over the recovery. Canadian firms are experiencing more difficulty in hiring than the unemployment situation would normally warrant. Canada’s unemployment rate is 7 per cent, about 1 percentage point above its pre-recession level, whereas the job vacancy rate (the share of jobs available that are unfilled) reached 4.2 per cent in January 2014, a level similar to its pre-recession level (Chart 2.15). Unemployed individuals have more difficulty filling vacant positions.

Employers and business associations across the country are expressing growing concerns about the difficulty in finding skilled workers. For instance, the Canadian Manufacturing Coalition and the Canadian Federation of Independent Business (CFIB) report that about a third of businesses surveyed—double the level recorded by the CFIB in 2010—are experiencing skills shortages restricting their expansion.

Acute labour shortages are currently concentrated in specific sectors and regions of the Canadian economy, partly explaining the absence of widespread wage pressures. Recruitment difficulties and wage pressures are particularly severe in skilled trades occupations in sectors such as mining, oil and gas extraction and construction. Canadian employers also have ongoing difficulty hiring high-skilled professionals in science-based occupations such as engineers and architects.

The number of firms reporting labour shortages is expected to continue to increase as the economy improves further and the unemployment rate returns to pre-recession levels. In addition, population aging and the associated weaker growth in labour supply could exacerbate these labour shortages over the medium term.

Greater skills development and mobility, as well as business innovation and adaptation of new technologies, are necessary to respond to these growing recruitment difficulties and ensure they do not impede our competitiveness. Skills development, mobility and business innovation allow for higher productivity and wages and help realign labour demand and supply.

Further details on Canada’s labour market situation can be found in the accompanying Jobs Report—The State of the Canadian Labour Market.

32

33

Canada’s strong labour market performance over the recovery has been driven by a resilient economy. Indeed, Canada has recorded one of the strongest increases in real GDP among G-7 countries during the recession and the recovery, with real GDP up 6.2 per cent relative to its pre-recession peak (Chart 2.16).

This strong economic performance has translated into income gains for Canadians. In 2011, families in all major income quintiles had a higher income (after taxes, transfers and inflation) than prior to the recession.

34

Economic growth in Canada has been driven by real private domestic demand, that is, the sum of spending by Canadian households and businesses (Chart 2.17). In fact, Canada is the only G-7 country to have recorded continuous growth in real private domestic demand since the end of the recession.

35

The sustained growth in real private domestic demand has been led by robust business non-residential investment, which has increased at an average annual rate of 7.6 per cent over the recovery. Canada’s performance has been by far the strongest among G-7 economies over that period. Indeed, the recovery in Canada’s business investment is significantly ahead of that in the U.S., which is the only other G-7 country to have more than fully recovered business investment lost during the recession (Chart 2.18).

36

Canada’s strong investment performance has been broad-based, with most sectors posting stronger growth than their U.S. counterparts. Notably, business investment in Canada’s manufacturing sector has risen strongly, with almost all industries posting very strong growth in machinery and equipment (M&E) investment (Chart 2.19). Overall, investment in M&E by Canadian manufacturers has grown by about 40 per cent over the recovery, outpacing that in the U.S., after lagging in prior years.

37

Canada’s track record of steady economic growth over the recovery has also led foreign investors to invest in Canadian industries. Canada has been successful in attracting foreign direct investment (FDI), which has helped to bolster GDP growth and to create jobs. Indeed, since 2009, inflows of FDI in Canada have grown at an average annual rate of almost 30 per cent compared to average growth in global FDI inflows of 4 per cent (Chart 2.20). As a result, Canada’s performance since the beginning of the recovery is the best among G-7 countries.

38

However, continued global economic uncertainty has weighed on business investment growth since early 2012. Real business investment growth slowed to 4.9 per cent in 2012 from an average pace of 11.5 per cent earlier in the recovery. Growth in 2013 moderated further, leaving real business investment in the first three quarters of 2013 up only 1.2 per cent relative to the same period a year earlier.

Residential investment has also been an important contributor to growth over the recovery, driven primarily by Canadian households taking advantage of low interest rates to invest in housing assets.

Following the most recent round of mortgage rule changes in July 2012, new housing construction and resale market activity moderated until early 2013. Consistent with this moderation in housing activity, the growth in residential mortgage credit continued to cool (Chart 2.21).

Resale activity and prices have picked up modestly since mid-2013. However, in contrast to the national price gains from 2001 to 2007 which were broad-based, the most recent national price appreciation has been driven by developments in Vancouver and Toronto. The strength in resale prices in these two cities reflects stronger price gains in the single- and semi-detached market segments that are more sensitive to land scarcity.

Recent developments suggest that actions taken to ensure the long-term stability of the Canadian housing market have been effective. The Government remains vigilant in monitoring the sector and is willing to take further action should the situation warrant.

39

Moreover, the most recent increase in housing activity and prices has not been accompanied by an acceleration in residential mortgage credit growth. This suggests that homebuyers are purchasing homes with larger down payments and that existing homeowners are taking advantage of low interest rates to pay off their mortgages at a faster rate.

40

In spite of the strength of Canada’s domestic economy, overall real GDP growth has been dampened by a weak external environment, which has contributed to slow export growth. This was particularly true in 2012, as growth in private domestic demand remained positive, though modest, with quarterly growth averaging 2.4 per cent, while real exports declined by an average of 2.6 per cent per quarter. While exports showed some improvement over the first half of 2013, they declined again in the third quarter of the year, and remain below their level at the end of 2011 (Chart 2.22).

41

On balance, Canadian real GDP growth has remained stable since early 2012, averaging a modest 1.5 per cent per quarter, after average growth of 3.1 per cent over the earlier part of the recovery (Chart 2.23). However, growth has gained strength more recently, averaging 2.2 per cent over the first three quarters of 2013, with growth in the third quarter rising to 2.7 per cent, its strongest pace since mid-2011. Although growth in the third quarter was temporarily boosted by reconstruction activity following the Alberta flood and a rebound in construction activity in Quebec after a major strike in the second quarter, the recent pick-up in real growth is encouraging.

42

Modest domestic growth since early 2012 has also been reflected in lower consumer price inflation, which is consistent with the experience in most advanced economies (Chart 2.24). While consumer price inflation in Canada has picked up slightly since late 2012, to a pace similar to that in the U.S. and euro area, it remains very subdued, at 1.2 per cent year-over-year in the third quarter of 2013.

43

As well, continued price declines for some of our globally traded commodities have dampened Canada’s terms of trade, or the price of our exports relative to our imports. Together with low domestic inflation, this has pushed down GDP inflation, the broadest measure of economy-wide prices, since early 2012. Along with weaker real GDP growth, this has resulted in slower growth in nominal GDP, the broadest single measure of the tax base (Chart 2.25). Nominal GDP growth has averaged just 2.8 per cent per quarter since the beginning of 2012, compared to 6.3 per cent over the earlier part of the recovery. While nominal GDP growth picked up somewhat in the third quarter of 2013, the decline in Canadian crude oil prices since September will likely translate into weaker nominal GDP growth in the fourth quarter of the year.

44

Canadian Economic Outlook—Private Sector Forecasts

The average of private sector economic forecasts has been used as the basis for fiscal planning since 1994 and introduces an element of independence into the Government’s fiscal forecast. This practice has been supported by international organizations such as the IMF.

The Department of Finance regularly surveys private sector economists on their views on the outlook for the Canadian economy. The economic forecast presented in this section is based on a survey conducted in December 2013, and includes the views of 14 private sector economists.

The December 2013 survey of private sector economists included:

•	BMO Capital Markets;

•	Caisse de dépôt et placement du Québec;

•	Canadian Federation of Independent Business;

•	CIBC World Markets;

•	The Conference Board of Canada;

•	Desjardins;

•	Deutsche Bank of Canada;

•	IHS Global Insight;

•	Laurentian Bank Securities;

•	National Bank Financial Group;

•	Royal Bank of Canada;

•	Scotiabank;

•	TD Bank Financial Group; and

•	the University of Toronto (Policy and Economic Analysis Program).

Private sector economists expect real GDP growth to improve over this year and next from its weak pace in 2013 (Chart 2.26). Economists expect growth of 2.0 per cent in the fourth quarter of 2013, rising to 2.4 per cent on average over the first half of 2014. The economists also expect GDP inflation (the broadest measure of economy-wide price inflation) to pick up from its slow pace in 2013, resulting in an acceleration in nominal GDP growth to 4.5 per cent by 2015.

45

The economists’ current outlook for nominal GDP growth is slightly below that presented in the Fall Update. As a result, the level of nominal GDP between 2014 and 2018 is expected to be about $4 billion lower on average per year than in the Fall Update.

The economists expect GDP inflation to strengthen in 2014 and 2015, supported by stronger Consumer Price Index (CPI) inflation, which they anticipate will increase from 1.0 per cent in 2013 to 2.0 per cent in 2016. This outlook is consistent with CPI inflation returning to the mid-point of the Bank of Canada’s inflation target range by late 2015.

With relatively weak inflationary pressures, private sector economists expect short-term interest rates to remain at their current low levels in 2014. The economists’ forecast is consistent with the first increase in the Bank of Canada’s policy rate occurring during the second quarter of 2015.

46

The economists expect the unemployment rate to continue to gradually decline over the forecast horizon and reach 6.2 per cent in 2018, in line with the average rate prevailing in the years leading up to the 2008–09 recession.

Table 2.1

Average Private Sector Forecasts

per cent, unless otherwise indicated

							2014–
	2013	2014	2015	2016	2017	2018	2018

Real GDP growth
Economic Action Plan 2013/March 2013 survey	1.6	2.5	2.6	2.4	2.3	–	–
2013 Fall Update/September 2013 survey	1.7	2.4	2.6	2.4	2.3	2.2	2.4
Economic Action Plan 2014/December 2013 survey	1.7	2.3	2.5	2.5	2.3	2.2	2.4
GDP inflation
Economic Action Plan 2013/March 2013 survey	1.7	2.1	2.0	2.0	2.0	–	–
2013 Fall Update/September 2013 survey	1.3	1.8	2.0	2.0	2.0	2.0	2.0
Economic Action Plan 2014/December 2013 survey	1.4	1.6	2.0	2.0	2.0	2.0	1.9
Nominal GDP growth
Economic Action Plan 2013/March 2013 survey	3.3	4.7	4.7	4.4	4.3	–	–
2013 Fall Update/September 2013 survey	3.0	4.2	4.6	4.5	4.4	4.3	4.4
Economic Action Plan 2014/December 2013 survey	3.2	3.9	4.5	4.5	4.4	4.2	4.3
Nominal GDP level (billions of dollars)
Economic Action Plan 2013/March 2013 survey	1,878	1,966	2,058	2,149	2,241	–	–
2013 Fall Update/September 2013 survey	1,875	1,954	2,044	2,136	2,229	2,324	–
Economic Action Plan 2014/December 2013 survey	1,878	1,952	2,040	2,132	2,226	2,320	–
Difference between Economic Action Plan 2014 and 2013 Fall Update	3	-2	-4	-4	-3	-4	–
3-month treasury bill rate
Economic Action Plan 2013/March 2013 survey	1.0	1.3	2.2	3.3	3.8	–	–
2013 Fall Update/September 2013 survey	1.0	1.1	1.8	3.1	3.7	4.0	2.7
Economic Action Plan 2014/December 2013 survey	1.0	1.0	1.5	2.7	3.6	4.0	2.6
10-year government bond rate
Economic Action Plan 2013/March 2013 survey	2.1	2.8	3.5	4.1	4.6	–	–
2013 Fall Update/September 2013 survey	2.3	3.1	3.5	4.1	4.6	4.8	4.0
Economic Action Plan 2014/December 2013 survey	2.3	3.0	3.5	4.1	4.6	4.8	4.0
Exchange rate (US cents/C$)
Economic Action Plan 2013/March 2013 survey	98.9	100.7	100.9	99.3	98.8	–	–
2013 Fall Update/September 2013 survey	97.3	96.8	97.2	98.0	97.7	98.1	97.6
Economic Action Plan 2014/December 2013 survey	96.8	93.7	95.3	95.9	96.2	96.3	95.5
Unemployment rate
Economic Action Plan 2013/March 2013 survey	7.1	6.9	6.7	6.5	6.4	–	–
2013 Fall Update/September 2013 survey	7.1	6.9	6.6	6.4	6.3	6.2	6.5
Economic Action Plan 2014/December 2013 survey	7.1	6.8	6.6	6.4	6.3	6.2	6.5

47

Table 2.1

Average Private Sector Forecasts

per cent, unless otherwise indicated

							2014–
	2013	2014	2015	2016	2017	2018	2018
Consumer Price Index inflation
Economic Action Plan 2013/March 2013 survey	1.3	2.0	2.0	2.0	2.0	–	–
2013 Fall Update/September 2013 survey	1.2	1.8	2.0	2.0	2.0	2.0	2.0
Economic Action Plan 2014/December 2013 survey	1.0	1.5	1.9	2.0	2.0	2.0	1.9
U.S. real GDP growth
Economic Action Plan 2013/March 2013 survey	1.9	2.9	3.1	3.0	2.8	–	–
2013 Fall Update/September 2013 survey	1.6	2.9	3.1	3.1	2.9	2.7	2.9
Economic Action Plan 2014/December 2013 survey	1.7	2.7	3.1	3.0	2.9	2.6	2.9
Sources:	Department of Finance March, September and December 2013 surveys of private sector economists.

Risk Assessment

On January 27, 2014, the Minister of Finance met with the private sector economists to discuss the economic projections resulting from the December 2013 survey, as well as the risks surrounding the outlook. At that time, the economists agreed that the average forecast from the December survey was a reasonable basis for fiscal planning. The economists also continue to view risks to the outlook as largely external to the Canadian economy and tilted to the downside. However, they felt overall downside risk had lessened since the Fall Update, reflecting recent positive economic developments in the United Sates.

In the U.S., the economic recovery appears to be gaining more traction. The recently reached agreement on government funding has lifted some of the uncertainty that weighed on growth over the last two years. Nonetheless, the risk of further divisive debates occurring in the future over the direction of fiscal policy remains, and in that respect it is key that an agreement to raise the debt ceiling is reached. Overall, while downside risks to the U.S outlook remain, these risks are closer to being balanced than they have been for some time.

The expected pick-up in U.S. growth, together with the recent decline in the value of the Canadian dollar, should support Canadian exports going forward.

48

However, the risks to global growth are still present. In particular, if the ongoing repricing of global risk further exposes financial market vulnerabilities among some emerging economies, this could translate into weaker-than-expected growth for these countries and increase volatility in global capital markets. Furthermore, while the risk of a sovereign debt crisis in Europe has diminished, greater financial market volatility would place additional stress on those euro-area economies which are continuing to experience lacklustre growth.

In addition, volatility in commodity prices remains a risk to the outlook. In particular, benchmark prices for Canadian crude oil declined markedly in the fourth quarter of 2013, with the discount on Canadian crude vis-à-vis global benchmarks rising to a record high. In general, lower commodity prices reduce the value of Canada’s exports, which in turn puts downward pressure on nominal GDP growth.

More generally, weaker growth has led to lower inflation across most advanced economies, including Canada, over the last two years. If the global economy does not pick up as expected, this could, in addition to slower real GDP growth in Canada, lead to continued weak inflation in Canada, translating into weaker nominal GDP growth.

High levels of household debt also continue to present a risk to the outlook. In particular, in the event of a significant negative external shock resulting in higher unemployment, Canadian consumers would likely cut back spending to a greater degree than if they had lower debt levels, which would restrain real GDP growth.

49

Planning Assumptions

In light of these risks, for fiscal planning purposes, the Government has maintained the downward adjustment for risk to the private sector forecast for nominal GDP at $10 billion for 2013, and $20 billion for 2014 through 2018 (Table 2.2).

The downward adjustment for 2013 has been maintained at the same level as in the Fall Update to account for the risk that nominal GDP growth may be weaker than expected in the fourth quarter of 2013. The Government will continue to evaluate economic developments and risks to determine whether or not it would be appropriate to maintain this adjustment for risk in the future. The fiscal outlook is presented in Chapter 4.2.

Table 2.2

Economic Action Plan 2014 Planning Assumption for Nominal GDP

billions of dollars

	2013	2014	2015	2016	2017	2018
December 2013 survey of private sector economists	1,878	1,952	2,040	2,132	2,226	2,320
Economic Action Plan 2014 fiscal planning assumption	1,868	1,932	2,020	2,112	2,206	2,300
Adjustment for risk	-10	-20	-20	-20	-20	-20
Addendum
Adjustment for risk in 2013 Fall Update	-10	-20	-20	-20	-20	-20

50

Chapter 3

Supporting Jobs

and Growth

Introduction

Canada’s Economic Action Plan is working. Since the beginning of the recovery, the Canadian economy has continued to create jobs, with over 1 million more Canadians working today than during the worst part of the recession. However, given the ongoing uncertainty in the global economic environment, it is important for the Government to continue to focus on supporting job creation and economic growth.

Building on actions taken since 2006, Economic Action Plan 2014 continues to implement the Government’s plan for jobs and growth by:

•	Connecting Canadians with available jobs by helping them to acquire the skills that will get them hired or help them get better jobs;

•

Fostering job creation, innovation and trade by keeping taxes low; reducing the tax compliance burden; and continuing to provide Canadian businesses and investors with the market access they need to succeed in the global economy;

•

Developing resources responsibly, conserving Canada’s natural heritage, and investing in infrastructure and transportation by supporting the mining, forestry and agriculture sectors; investing in national parks and conservation initiatives; expanding tax support for clean energy; and making strategic investments in public infrastructure and transportation services; and

•	Supporting families and communities by taking additional steps to protect Canadian consumers; keeping taxes low for families; and improving the safety of Canadians.

51

Table 3.0

Supporting Jobs and Growth

millions of dollars

	2013–14	2014–15	2015–16	Total

Connecting Canadians With Available Jobs
Ensuring Training Reflects Labour Market Needs		7	8	15
Training the Workforce of Tomorrow		66	194	259
Strengthening Canada’s Labour Market	2	43	43	89
Subtotal—Connecting Canadians With Available Jobs	2	116	245	363

Fostering Job Creation, Innovation and Trade
Keeping Taxes Low for Job-Creating Businesses		5	15	20
Fostering Trade and Canadian Entrepreneurship		195	302	497
Supporting Advanced Research and Innovation		423	410	833
Promoting Canada’s Financial Sector Advantage		1	2	3
Subtotal—Fostering Job Creation, Innovation and Trade		624	729	1,354

Responsible Resource Development, Conserving Canada’s Natural Heritage, and Investing in Infrastructure and Transportation
Responsible Resource Development		48	47	94
Supporting Mining, Forestry and Agriculture		86	11	97
Asserting Canada’s Sovereignty by Investing in the North		47	43	90
Conserving Canada’s Natural Heritage		13	21	33
Investing in Infrastructure and Transportation		160	216	376
Subtotal—Responsible Resource Development, Conserving Canada’s Natural Heritage, and Investing in Infrastructure and Transportation		353	337	691

Supporting Families and Communities
Consumers First		63	150	214
Investing in Families	3	52	54	108
Investing in Stronger Communities	103	187	352	641
Subtotal—Supporting Families and Communities	106	302	555	964

Total—Supporting Jobs and Growth	108	1,396	1,867	3,371
Less funds existing in the fiscal framework	23	497	703	1,222
Less funds sourced from internal reallocations		154	147	301
Less anticipated cost recovery		15	13	28

Net fiscal cost	86	730	1,003	1,819
Restoring the Effectiveness of the Excise Duty on Tobacco Products	-96	-685	-660	-1,441
Note: Totals	may not add due to rounding.

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Chapter 3.1

Connecting Canadians With Available Jobs

Highlights

Ensuring Training Reflects Labour Market Needs

✓	Aligning training with labour market needs through the Canada Job Grant.

✓	Introducing a new generation of Labour Market Agreements for Persons with Disabilities to better meet the needs of persons with disabilities and employers.

✓	$15 million over three years to connect persons with developmental disabilities with jobs through the Ready, Willing & Able initiative of the Canadian Association for Community Living.

✓	$11.4 million over four years to support the expansion of vocational training programs for persons with Autism Spectrum Disorders.

Training the Workforce of Tomorrow

✓	Creating the Canada Apprentice Loan by expanding the Canada Student Loans Program to help apprentices registered in Red Seal trades with the cost of training.

✓

Providing an additional $40 million to the Canada Accelerator and Incubator Program to help entrepreneurs create new companies and realize the potential of their ideas through intensive mentoring and other resources to develop their business.

✓	Introducing the Flexibility and Innovation in Apprenticeship Technical Training pilot project to expand the use of innovative approaches for apprentice technical training.

✓	Focusing federal investments in youth employment to provide real-life work experience in high-demand fields.

✓	Eliminating the value of student-owned vehicles from the Canada Student Loans Program assessment process to better reflect the needs of students who commute or work while studying.

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✓	Investing to reform the on-reserve education system, in partnership with First Nations, through the First Nations Control of First Nations Education Act.

✓	Renewing the Computers for Schools Program to provide students and interns with access to information and communications technology equipment and skills training.

Strengthening Canada’s Labour Market

✓	Investing $75 million over three years to assist unemployed older workers by renewing and expanding the Targeted Initiative for Older Workers program.

✓	Investing $11.8 million over two years and $3.3 million per year ongoing to launch an enhanced Job Matching Service to help connect Canadians with available jobs.

✓	Investing $11.0 million over two years and $3.5 million per year ongoing to reform the Temporary Foreign Worker Program to ensure that Canadians are given the first chance at available jobs.

✓

Investing $14.0 million over two years and $4.7 million per year ongoing towards the successful implementation of an Expression of Interest economic immigration system to support Canada’s labour market needs.

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Introduction

Canada has had a remarkable job creation record in recent years. The fundamental strength of the Canadian labour market has been particularly evident after the global recession. Despite the weak global economic environment, the Canadian economy has experienced one of the best performances among the Group of Seven (G-7) economies in terms of output growth and job creation, with over 1 million net new jobs created since the recovery began in July 2009. Moreover, high-wage, full-time, private-sector employment has been the main source of job creation over the recovery.

However, challenges remain, as highlighted in the accompanying Jobs Report: The State of the Canadian Labour Market. Too many Canadians are still out of work or underutilized at a time when skills and labour shortages are re-emerging in certain sectors and regions. Despite significant labour mobility in Canada, imbalances between unemployment and job vacancies persist in certain regions and occupation groups and Canadian firms are having more difficulty in hiring than the unemployment situation would normally warrant. Canada’s unemployment rate was 7 per cent in January 2014, about 1 percentage point above its pre-recession level, whereas the job vacancy rate (the share of jobs available that are unfilled) reached 4.2 per cent in January 2014, a level similar to its pre-recession level (Chart 3.1.1).

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Indeed, employers continue to identify the shortage of skilled labour as an impediment to growth.

Employer Recruitment Difficulties

•   The Canadian Chamber of Commerce lists skills shortages as the number one barrier to Canada’s competitiveness.

•   A third of senior Canadian executives surveyed by Workopolis reported that a shortage of skilled workers is the greatest challenge facing Canadian businesses, on par with concerns about the general state of the economy.

•   The Canadian Federation of Independent Business reports that about a third of businesses surveyed reported having experienced skills shortages limiting their expansion, a rate that is double that seen in early 2010.

•   The Canadian Manufacturing Coalition states that nearly one half of companies surveyed face “immediate labour and/or skills shortages.”

•   ManpowerGroup Canada says that labour shortages are at a six-year high in Canada, with vacancies in the skilled trades among the most difficult to fill.

•   Hays Specialist Recruitment Canada indicates that the shortage of skilled workers is increasing in Canada.

•   The Canadian Restaurant and Foodservices Association states that 36 per cent of restaurants in Canada report that a shortage of skilled labour is having a negative effect on their business.

•   The Canadian Association of Petroleum Producers reports that “member companies are facing new and emerging challenges resulting from the growing shortage of skilled workers.”

•   The Information Technology Association of Canada and the Information and Communications Technology Council state that “the skills shortage in the ICT sector is a reality today” and note that, by 2016, some 106,000 ICT workers will be needed.

•   Engineers Canada projects that Canada will face a skills shortage of professional engineers because the workforce cannot be replaced fast enough.

•   The Forest Products Association of Canada states that the forest products industry has set a goal to recruit at least 60,000 workers by the end of the decade, which it believes will be “an ongoing challenge for the sector at all skill levels.”

In addition, a number of groups are not being used to their full potential in the labour market, including less-skilled individuals, recent immigrants, Aboriginal peoples, persons with disabilities and older Canadians.

In response, the Government has put in place concrete measures to directly support the development of a skilled, mobile and productive workforce. Economic Action Plan 2014 proposes further steps in this direction.

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Ensuring Training Reflects Labour Market Needs

The Government invests over $13.5 billion each year in skills training. Despite this significant investment, the national job vacancy rate indicates misalignment between the skills of the unemployed and those required by employers.

Investing in Skills Training for Canadians

In 2013–14, the Government transferred $2.7 billion to support labour market programming through:

•   $1.95 billion to provinces and territories through Labour Market Development Agreements.

•   $500 million to provinces and territories through Labour Market Agreements, introduced in Budget 2007.

•   $218 million to provinces through Labour Market Agreements for Persons with Disabilities.

Over $10 billion annually is invested by the Government in support of post-secondary education, which includes providing students with financial assistance such as Canada Student Loans and Canada Student Grants, and specific programming targeted to First Nations and Inuit students.

Since 2006, the Government has provided support for skills training for:

•   Youth through the Youth Employment Strategy, with investments of over $330 million per year.

•   Persons with disabilities through the Opportunities Fund, with annual investments of about $40 million per year.

•   Aboriginal peoples through annual investments of $438 million, including:

–  $12 million over two years to support post-secondary education of Aboriginal students through Indspire and the Purdy Crawford Chair in Aboriginal Business Studies.

–  $241 million over five years announced in Economic Action Plan 2013 to help ensure young, on-reserve First Nations Income Assistance recipients who can work have the incentives and training necessary to gain employment.

–  $210 million over five years through the Skills and Partnership Fund, announced in 2010, to provide Aboriginal peoples with project-specific training that responds to the demands of the Canadian labour market.

–  $350 million per year provided through the Aboriginal Skills and Employment Training Strategy to Aboriginal organizations to provide training and employment services to Aboriginal peoples.

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Investing in Skills Training for Canadians

The Government has also taken actions to support the labour market participation of older Canadians who wish to remain in the workforce:

•  Budget 2011 extended the Targeted Initiative for Older Workers, a federal-provincial-territorial employment program providing employment assistance and offering activities to improve the employability of unemployed workers aged 55 to 64.

•  Economic Action Plan 2012 provided $6 million over three years to extend and expand the ThirdQuarter project, an initiative that has helped approximately 1,200 experienced workers who are over 50 find a job that matches their skills.

Economic Action Plan 2013 announced that the Government would transform skills training in Canada, ensuring that federal funding responds to the hiring needs of employers. Most notably, Economic Action Plan 2013 announced the introduction of the Canada Job Grant, which will ensure that employers participate meaningfully as partners in the skills training system, sharing the associated costs.

Labour Market Agreements and the Canada Job Grant

The new Canada Job Grant will be launched to better align training with labour market needs.

The Canada Job Grant will encourage greater employer participation in skills training decisions and ensure that training is better aligned with job opportunities, particularly in sectors facing skills mismatches and labour shortages.

The Government has consulted broadly with employers and employer associations, educational institutions and labour organizations on the design of the Canada Job Grant. It has heard that employers welcome an increased role in training decisions and want the Government to support skills training in a way that is simple for businesses to access, with minimal red tape. Employers are also seeking skills training support that is responsive to diverse business needs, with special consideration given to the needs of small businesses.

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The design of the Canada Job Grant reflects the outcomes of these consultations. The Grant will require matching from employers, but in recognition of the particular challenges they face, small businesses will benefit from greater flexibility in their cost-matching arrangements.

The Canada Job Grant

The Canada Job Grant Will Be Launched in 2014

Who is eligible?

Businesses with a plan to train unemployed and underemployed Canadians for a new or a better job will be eligible to apply for a Canada Job Grant. All Canadians seeking training can, in partnership with an employer, benefit from the Canada Job Grant.

How much funding is available?

The Canada Job Grant could provide up to $15,000 per person for training costs, including tuition and training materials, which includes up to $10,000 in federal contributions. Employers would be required to contribute on average one-third of the total costs of training. Small businesses will benefit from flexible arrangements under the Canada Job Grant, such as the potential to count wages as part of the employer contribution.

Where can the Canada Job Grant be used?

The Grant will be for short-duration training provided by an eligible third-party trainer, such as community colleges, career colleges, trade union centres and private trainers. Training can be provided in a classroom, on site at a workplace or online.

The Government is continuing to work closely with provinces and territories toward the implementation of the Canada Job Grant and the renewal of the Labour Market Agreements. In jurisdictions where Agreements are not secured, the Government of Canada will deliver the Canada Job Grant starting April 1, 2014 directly through Service Canada, engaging employer networks through the Regional Development Agencies, so that employers and Canadians in all jurisdictions have the opportunity to benefit from the Grant.

As announced in Economic Action Plan 2013, the Government will also renegotiate the $1.95 -billion-per-year Labour Market Development Agreements to reorient training toward labour market demand.

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Labour Market Agreements for Persons With Disabilities

As announced in Economic Action Plan 2013, the Government will provide $222 million annually, matched by the provinces and territories, over the next four years, through a new generation of Labour Market Agreements for Persons with Disabilities.

Economic Action Plan 2013 announced that the Government would introduce a new generation of Labour Market Agreements for Persons with Disabilities to ensure federal funding supports programming that better helps Canadians with disabilities to obtain the skills they need to fill available jobs.

In its January 2013 report, the Panel on Labour Market Opportunities for Persons with Disabilities highlighted that there are approximately 800,000 working-age Canadians with a disability who are not working even though their disability does not prevent them from doing so.

Key Findings—Rethinking DisAbility in the Private Sector

Released in January 2013, Rethinking DisAbility in the Private Sector, the report of the Panel on Labour Market Opportunities for Persons with Disabilities, offered key findings to guide and support the actions of employers seeking to accommodate persons with disabilities in their workplace. The Panel heard from many businesses and found that:

•   Many employers have recognized that hiring and accommodating persons with disabilities is good for business. Of note, in 57 per cent of cases, no workplace accommodation is required for people with disabilities. In the 37 per cent of cases reporting a one-time cost to accommodate an employee with a disability, the average amount spent is $500.

•   Many employers show a genuine desire to hire persons with disabilities; however, education and training are required to overcome barriers, dispel myths and put theory into practice.

•   The keys to success are leadership and effective community partnerships with organizations that fully understand the talent needs of business.

The Government recognizes the contributions that persons with disabilities can and do make to the economy, and that employment provides all individuals with a sense of dignity and independence. It also recognizes, as highlighted by the Panel, that there is a good business case for hiring persons with disabilities.

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To ensure employment opportunities for persons with disabilities improve and the employment needs of Canadian businesses are better met, the new Agreements will engage employers and disability community organizations to help establish program priorities.

Overall, the needs of persons with disabilities will be better served by these new, collaborative Agreements through strengthened governance and accountability frameworks that focus on tangible employment outcomes and demand-driven programming. For example, eligible programming could include job coaching and employment counselling, workplace accommodations and work experiences such as youth internships.

Canadian Business SenseAbility

The Government is also supporting the creation of a Canadian Employers Disability Forum, announced in Economic Action Plan 2013. In order to help drive employment for persons with disabilities, the forum, established by Canadian business leaders under the name Canadian Business SenseAbility, will facilitate education, training and the sharing of resources and best practices among Canadian businesses. Over the last year, the Canadian Business SenseAbility has formed its Board of Directors, chaired by Kathy Martin, former Senior Vice President of Human Resources at Loblaw Companies, hired an Executive Director, and begun developing its strategic plan with the objective of increasing the labour market participation of Canadians with disabilities.

In addition, the Government is proposing to support two complementary initiatives—Ready, Willing & Able and CommunityWorks—that align with the findings and recommendations of the Panel on Labour Market Opportunities for Persons with Disabilities.

Ready, Willing & Able

Economic Action Plan 2014 proposes to connect persons with developmental disabilities with jobs by providing $15 million over three years to the Ready, Willing & Able initiative of the Canadian Association for Community Living.

The Government encourages the inclusion of all working-age Canadians in the labour force. Persons with intellectual disabilities and persons with Autism Spectrum Disorders face unique barriers to employment despite being willing to participate and capable of participating in a competitive labour market.

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Economic Action Plan 2014 proposes to invest $15 million over three years to expand the Ready, Willing & Able initiative, through which the Canadian Association for Community Living engages employers to hire and support youth and working-age adults with developmental disabilities—including persons with intellectual disabilities and persons with Autism Spectrum Disorders. With the proposed Government support, the Association will expand existing activities to 20 community-based locations across Canada and host 40 employer forums, which will support up to 1,200 new jobs for persons with developmental disabilities.

Ready, Willing & Able and Costco Wholesale

The Ready, Willing & Able initiative is designed to increase labour force participation of people with developmental disabilities by identifying best practices and expanding these activities to communities across Canada. Ready, Willing & Able is working with employers to help them develop their capacity and confidence in hiring people with developmental disabilities as valuable employees.

The Canadian Association for Community Living and Community Living Ontario have recently formed a partnership with Costco Wholesale for the Ready, Willing & Able initiative. Community Living Ontario and local Associations for Community Living are working with individual Costco warehouse managers to determine how best to ensure that companies’ regular hiring includes persons with developmental disabilities.

Employment support services are being provided to candidates and Costco management and employees throughout the hiring process, including initial contacts, interviews, offers of employment, and transitions to new jobs at Costco. The pilot project is demonstrating success with the hiring of persons with developmental disabilities in 20 participating Costco stores.

I’m very happy about getting this job, and that I’m getting paid an equal wage—and a good one at that. I look forward to being part of a team and not being treated any differently—now I can tell my brother, my friends and my mom that I work at Costco!

—New Costco employee, Peterborough store

It is simply the right thing to do, something that we have always tried to do, and so we are very excited about being able to formalize this commitment to diversity and through this do an even better job of reaching out to this potential labour pool.

—David Skinner, Vice President of Operations,

Eastern Canada, Costco Wholesale

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CommunityWorks—A Vocational Training Program for Individuals With Autism Spectrum Disorders

Economic Action Plan 2014 proposes to provide $11.4 million over four years to support the expansion of vocational training programs for persons with Autism Spectrum Disorders.

The Government recognizes the importance of supporting the economic and social inclusion of persons with disabilities. This can be achieved by capitalizing on the expertise and partnerships of community-based organizations to provide a full continuum of supports to individuals, their families and employers.

Economic Action Plan 2014 proposes to invest $11.4 million over four years to support the Sinneave Family Foundation and Autism Speaks Canada as they move to expand a network of vocational training programs in centres across Canada that will help to create employment opportunities for individuals with Autism Spectrum Disorders. The Sinneave Family Foundation estimates that once fully implemented, approximately 1,200 youth with Autism Spectrum Disorders will benefit each year.

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Supporting Canadians With Autism Spectrum Disorders

In addition to measures proposed in Economic Action Plan 2014, the Government is taking action to improve the knowledge base around Autism Spectrum Disorders, while also raising awareness of this condition. For example:

•   In 2012–13, the Canadian Institutes of Health Research’s Institute of Neurosciences, Mental Health and Addiction provided funding of nearly $105 million for approximately 1,062 research projects, including in the area of Autism Spectrum Disorders.

•   In March 2012, the Government of Canada and its partners committed $1 million over five years to support a Chair in Autism Spectrum Disorders Treatment and Care Research Program.

•   Budget 2011 provided $100 million for the Canada Brain Research Fund, administered by Brain Canada, to support world-leading neuroscience research, foster collaborative research initiatives and accelerate the pace of discovery, in order to improve the health and quality of life of Canadians who suffer from brain disorders, including Autism Spectrum Disorders.

•   The Public Health Agency of Canada continues to develop a national system of surveillance of developmental disorders, with an initial emphasis on Autism Spectrum Disorders in children—a system that will collect and track over time information on the number and characteristics of people who develop such a disorder, the risk and protective factors, and treatments and services.

•   The Government would like to acknowledge the work of Member of Parliament for Edmonton–Mill Woods–Beaumont Mike Lake in advocating for persons with Autism Spectrum Disorders and spreading awareness of the challenges these Canadians—and the families that support them—face.

Colleges and Polytechnics Are Advancing Social Innovation

The Government is proposing to provide new funding in support of social innovation research projects at colleges and polytechnics (see Chapter 3.2). This new initiative will support projects such as an Ottawa-based project to improve work opportunities for youth with Asperger’s Syndrome.

Individuals with a cognitive disability like Asperger’s Syndrome are extremely intelligent but can display behaviours which could lead to poor employability and job retention. In Ottawa, a local co-operative centre is working to help alleviate this problem for youth and young adults entering the world of post-secondary education and work, including by providing programs that promote and enhance the employability of individuals with Asperger’s Syndrome. With the aid of the local college’s School of Community Studies and its students, the centre is aiming to augment its services to individuals with Asperger’s Syndrome, including by developing training materials for individuals with Asperger’s Syndrome, as well as potential employers in the community.

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Training the Workforce of Tomorrow

Students participating in Canada’s education system are the largest source of new labour market supply, and providing them with the right skills is essential to further Canada’s economic prospects.

In recognition of the importance of post-secondary education, over $10 billion annually is invested by the Government in support of post-secondary education, which includes providing students with financial assistance such as Canada Student Loans and Canada Student Grants. In 2011–12, more than half a million Canadians received direct financial support from the Canada Student Loans Program to help them pursue their post-secondary education. Over $2.4 billion in loans were provided and over 336,000 students obtained a total of $647 million in Canada Student Grants. Canada places at the top of the rankings of the Organisation for Economic Co-operation and Development (OECD) in terms of post-secondary educational attainment, thanks in part to these federal supports for students.

Canada also has one of the highest youth employment rates among its OECD peers, ranking ahead of countries such as Germany, the United States, Sweden and Spain. However, more can be done to ensure young Canadians are receiving the training they need to realize their full potential.

Economic Action Plan 2014 announces measures to support the training and employment of Canada’s next generation by helping them get the skills and experience they need to get quality jobs, and by confirming significant new investments to support the implementation of a First Nations Control of First Nations Education Act, which will reform the on-reserve education system, in partnership with First Nations, to achieve better outcomes for First Nations students.

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Supporting Apprenticeship Training

Apprenticeship training plays an important role in Canada’s post-secondary education system and is a key provider of vital skills and knowledge necessary to power and grow the Canadian economy. Supporting the take-up and completion of apprenticeships, followed by certification, contributes to increasing the supply of skilled labour.

Employers and various organizations have identified an acute need for skilled tradespeople. Employer surveys indicate that skilled trades are among the most difficult jobs to fill. Job vacancy rates in the skilled trades (e.g. construction workers, mechanics and machine operators) have risen sharply since 2009, and unfilled demand for this type of skilled labour has been most acute in Alberta and Saskatchewan (as highlighted in the accompanying Jobs Report: The State of the Canadian Labour Market).

Since 2006, the Government has recognized the importance of apprentices to Canada’s economy and to this end has committed substantial financial support to apprentices and the employers that hire them.

Supporting Apprentices at Every Stage

David is registered in a four-year apprenticeship program at his local community college in Ontario to become a Heavy Duty Equipment Technician, which is a Red Seal trade. The apprenticeship program consists of a combination of workplace-based training and two months of in-class technical training per year over three years. David’s expenses for this year include $400 in tuition and $2,500 in tools. David’s workplace-based training allows him to earn $25,000 annually.

In recognition of the costs he incurs as an apprentice, David is able to receive $444 in federal tax relief in 2014, including:

•   $60 under the Tuition Tax Credit for his annual tuition of $400.

•   $120 under the Education Tax Credit (based on a credit amount of $400 per month for the in-class portion of his training).

•   $20 under the Textbook Tax Credit (based on a credit amount of $65 per month for the in-class portion of his training).

•   $169 from the Canada Employment Credit, which provides a non-refundable tax credit based on an amount of $1,127.

•   $75 from the Tradesperson’s Tools Deduction, which allows tradespersons to deduct from their income up to $500 of the total cost of eligible tools acquired in a taxation year that exceeds the amount of the Canada Employment Credit.

In addition to the personal income tax relief that David receives, his employer is eligible for a tax reduction of $2,000 per year, the maximum credit under the Apprenticeship Job Creation Tax Credit, during the first two years of David’s apprenticeship program.

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Supporting Apprentices at Every Stage

David may also claim the Apprenticeship Incentive Grant of $1,000 during each of the first two years of his apprenticeship program, and when he successfully completes his apprenticeship program and obtains his provincial/territorial journeyperson certification, he can apply for the Apprenticeship Completion Grant of $2,000.

Because he has paid premiums and meets all the Employment Insurance (EI) program eligibility requirements, David can receive EI regular benefits when he begins his in-class technical training. Although there is a normal two-week waiting period as an apprentice, the waiting period would be waived for David’s subsequent in-class technical training sessions.

David could also be eligible for EI Part II support delivered in partnership with the province under the Labour Market Development Agreement. EI Part II support could cover training-related expenditures such as basic living expenses, relocation/commuting costs, training materials and child care expenses.

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As discussed in more detail in the accompanying Jobs Report: The State the Canadian Labour Market, the number of apprentices completing training and obtaining certification has doubled from 2000 to 2011. However, apprenticeship completion rates have averaged only 50 per cent over the same period, which is low compared to other countries, and substantially lower than that of community college and university students.

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Canada Apprentice Loan

Economic Action Plan 2014 proposes to create the Canada Apprentice Loan by expanding the Canada Student Loans Program to provide apprentices registered in Red Seal trades with access to over $100 million in interest-free loans each year.

Apprentices in skilled trades do most (80 to 85 per cent) of their learning during on-the-job paid employment. They are also required to participate in technical training for short periods of time ranging from six to eight weeks each year. Apprentices can face significant costs to complete these periods of technical training required by their program, including educational fees, tools and equipment, living expenses and forgone wages. These costs can be particularly acute for apprentices who intend to complete their training after a number of years on the job, while supporting their families.

Economic Action Plan 2014 proposes to create the Canada Apprentice Loan, which will offer interest-free loans to help registered apprentices with the cost of their training. The Canada Apprentice Loan will assist more apprentices in completing their training and encourage more Canadians to consider a career in the skilled trades.

Apprentices registered in their first Red Seal trade apprenticeship will be able to apply for interest-free loans of up to $4,000 per period of technical training. Interest charges and repayment of Canada Apprentice Loans will not begin until after loan recipients complete or terminate their apprenticeship training program. At least 26,000 apprentices per year are expected to apply for over $100 million in loans. The estimated net cost of these loans to the Government would be $25.2 million over two years and $15.2 million per year ongoing.

Further details will be announced by the Minister of Employment and Social Development in the coming months.

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Supporting Entrepreneurs Through Intensive Mentoring

Economic Action Plan 2014 proposes to provide an additional $40 million over four years to the Canada Accelerator and Incubator Program to help entrepreneurs create new companies and realize the potential of their ideas through intensive mentoring and other resources to develop their business.

Business accelerators and incubators play an important role in the development of innovative businesses by providing them with hands-on advice from experienced entrepreneurs and other resources. This is why, in September 2013, the Government launched the Canada Accelerator and Incubator Program (CAIP) as part of the Venture Capital Action Plan. CAIP aims to establish a critical mass of outstanding accelerator and incubator organizations across Canada. It will enable leading organizations to expand their intensive mentoring and business development services to high-potential companies and entrepreneurs, including young Canadians, so that they can develop their ideas into globally competitive businesses.

The Request for Proposals under CAIP, launched in September 2013, attracted a significant number of high-quality applications from organizations across the country. To increase the impact of CAIP in helping entrepreneurs realize the business potential of their ideas, Economic Action Plan 2014 proposes to provide the program with an additional $40 million over four years, starting in 2015–16, increasing its total funding to $100 million. Recipient organizations under this initiative will be announced in the coming months.

What Are Accelerators and Incubators?

•   Accelerators are typically for-profit organizations owned and operated by venture capital investors. Accelerators provide a range of services to early-stage firms, including financial support, mentorship, business advice, office and development space, and complementary services offered by partner organizations.

•   Incubators are typically not-for-profit organizations that offer similar services as accelerators but tend to provide longer tenure for participating firms and a broader suite of services in terms of physical space and mentorship. Incubators are often sponsored by universities, colleges or economic development corporations.

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Flexibility and Innovation in Apprenticeship Technical Training

Economic Action Plan 2014 proposes to introduce the Flexibility and Innovation in Apprenticeship Technical Training pilot project to expand the use of innovative approaches to apprentice technical training.

The Government recognizes that the skilled trades are critical to Canada’s economic prosperity. It is continuing to work with provinces and territories to harmonize apprenticeship systems and reduce barriers to certification in the skilled trades so that apprentices can more easily work and train where the jobs are.

In order to improve the apprenticeship system, Economic Action Plan 2014 proposes to introduce the Flexibility and Innovation in Apprenticeship Technical Training (FIATT) pilot project to expand innovative approaches to the delivery of apprentice technical training aimed at reducing non-financial barriers to completing training and obtaining certification.

Examples could include using in-class simulators, e-learning modules, remote learning sites and video conferencing in place of, or in addition to, traditional in-class training. The project will test alternatives to the block training approach that exists across most of the country in order to allow apprentices to continue working and earning while fulfilling the technical training requirements of their programs. It is anticipated that the FIATT pilot project could support up to 12 multi-year projects across the country through a reallocation of $13 million over four years starting in 2014–15.

Employment Insurance Awareness Initiative for Apprentices

Economic Action Plan 2014 proposes to take steps to increase awareness of the financial supports available to support apprenticeship training.

The Government will also take steps to ensure that apprentices are aware of the existing financial supports available to them while they are on technical training through the Employment Insurance (EI) program. Increased awareness will benefit apprentices, as they will start to receive EI benefits more quickly.

The Government also allows employers to invest more in apprenticeship training by supplementing an employee’s EI benefits during periods of training. Currently, the basic EI benefit rate is set at 55 per cent of the employee’s weekly insurable earnings up to a maximum payment of $485 per week. Employers can choose to top up an apprentice’s EI benefits up to 95 per cent of their normal wage through the use of a Supplemental Unemployment Benefit plan that is approved and registered through Service Canada.

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Focusing Federal Investments in Youth Employment

Economic Action Plan 2014 proposes to review the Youth Employment Strategy to better align it with the evolving realities of the job market.

The Government invests over $330 million annually in programming for youth through the Youth Employment Strategy, which provides skills development and work experience for youth at risk, summer students and recent post-secondary graduates.

Economic Action Plan 2014 announces that the Government will improve the Youth Employment Strategy to align it with the evolving realities of the job market and to ensure federal investments in youth employment provide young Canadians with real-life work experience in high-demand fields such as science, technology, engineering, mathematics and the skilled trades.

Supporting Internships in High-Demand Fields

Economic Action Plan 2014 proposes to dedicate $40 million towards supporting up to 3,000 internships in high-demand fields.

Although Canada boasts high levels of post-secondary achievement, the transition to a first job can be challenging. Young graduates often lack opportunities to gain the workplace experience and skills necessary to find and retain jobs. In addition, too many Canadians graduate and find themselves unemployed or underemployed, while employers are searching for workers.

Recognizing these challenges, the Government proposes to strengthen youth programming by dedicating $40 million toward supporting up to 3,000 full-time internships for post-secondary graduates in high-demand fields for 2014–15 and 2015–16. Of this amount, up to $30 million would be provided to the National Research Council’s Industrial Research Assistance Program to support youth internships in small and medium-sized enterprises undertaking technical research and development projects. The remaining $10 million will be delivered by Employment and Social Development Canada under the Youth Employment Strategy.

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Supporting Internships in Small and Medium-Sized Enterprises

Economic Action Plan 2014 proposes to reallocate $15 million annually towards supporting up to 1,000 internships in small and medium-sized enterprises.

Small and medium-sized enterprises are key drivers of Canada’s economic growth. While they are in need of skilled workers, they often lack the capacity that many large companies have to recruit new employees.

To facilitate the linkages between small and medium-sized employers and youth, Economic Action Plan 2014 also proposes a reallocation of $15 million annually within the Youth Employment Strategy to support up to 1,000 full-time internships for recent post-secondary graduates in small and medium-sized enterprises.

Eliminating Vehicles From Canada Student Loans Assessments

Economic Action Plan 2014 proposes to eliminate the value of student-owned vehicles from the Canada Student Loans Program assessment process to better reflect the needs of students who commute or work while studying.

Since 2006, the Government has made significant investments in post-secondary education to remove financial barriers and to streamline and modernize the Canada Student Loans Program and the Canada Student Grants Program.

Many students, especially those who live in rural and suburban communities, often require a vehicle for travel between their residence, classes and their jobs as public transit is not an option for them. The current $5,000 exemption limit for vehicles, implemented in 1995, has not been adjusted or revised in nearly two decades.

Economic Action Plan 2014 proposes to simplify the Canada Student Loans Program by eliminating the value of student-owned vehicles from the need assessment process to better reflect current realities.

More than 19,000 student loan borrowers who own vehicles will benefit from higher loan disbursements each year as a result of this initiative, at a projected net cost of $14.8 million over two years and $7.8 million per year ongoing.

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Support for Post-Secondary Education

The Government invests over $10 billion annually to support post-secondary education, which includes providing students with financial assistance such as Canada Student Loans and Canada Student Grants, and specific programming targeted to First Nations and Inuit students.

Since 2006, the Government has taken significant action that helps students obtain education and skills, including:

•  $800 million added to the Canada Social Transfer (CST) in 2008–09 to enhance the quality and competitiveness of Canada’s post-secondary education system, bringing the total investment in post-secondary education within the CST to $3.2 billion. This amount has increased annually by the 3 per cent CST escalator to total $3.9 billion in 2014–15.

•  $1 billion for the Post-Secondary Education Infrastructure Trust.

•  $2 billion in economic stimulus funding for the Knowledge Infrastructure Program to support infrastructure enhancements at universities and colleges.

•  More than $1.8 billion in new funding committed to the Canada Foundation for Innovation to support research infrastructure at universities, colleges, research hospitals and other not-for-profit research institutions across Canada.

•  More than $260 million for new Canada Graduate Scholarships to support graduate-level students who have demonstrated a high standard of achievement.

•  $125 million for Vanier Canada Graduate Scholarships to attract and retain world-class doctoral students.

•  $35 million for Banting Postdoctoral Fellowships to support the very best postdoctoral researchers who will positively contribute to the country’s growth.

•  $123 million to streamline and modernize the Canada Student Loans Program.

•  Allowing full-time students to earn more money by doubling the in-study income exemption under the Canada Student Loans Program from $50 per week to $100 per week, benefiting approximately 100,000 students each year.

•  Reducing the in-study interest rate for part-time students from prime plus 2.5 per cent to zero, bringing them in line with full-time students and saving them approximately $5.6 million per year.

•  Introducing Canada Student Loan forgiveness for family physicians, nurses and nurse practitioners practising in underserved rural and remote communities.

•  Increasing the family income thresholds for part-time students such that Canada Student Loans are available to more young Canadians.

•  Consolidating and integrating all federal grants into one program—the Canada Student Grant Program. The program is providing monthly grants of $250 for low-income students and $100 for middle-income students.

•  Increasing the income eligibility threshold for part-time students used to determine eligibility for the Canada Student Grant.

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Reforming First Nations K-12 Education

Economic Action Plan 2014 confirms significant new investments to support the implementation of a First Nations Control of First Nations Education Act.

Education is fundamental to ensuring full equality of opportunity and a share in Canada’s prosperous future. The Government will work with its partners so that young First Nations people will have access to education systems on reserves comparable to provincial and territorial school systems. For this young and fast-growing population, this is a game-changer.

The First Nations Control of First Nations Education Act will establish the structures and standards necessary to ensure stronger, more accountable education systems on reserves and will result in better outcomes for First Nations students.

Economic Action Plan 2014 confirms core funding of $1.25 billion from 2016–17 to 2018–19 in support of the First Nations Control of First Nations Education Act. When implemented, the legislation will provide stable and predictable statutory funding consistent with provincial education funding models.

In addition, Economic Action Plan 2014 confirms a new Enhanced Education Fund that will provide funding of $160 million over four years starting in 2015–16. This funding will help to develop the partnerships and institutional structures required to implement the proposed legislation, including support for new First Nations education authorities.

New funding to build and renovate schools is also confirmed, with $500 million over seven years beginning in 2015–16 for a new Education Infrastructure Fund. This represents a continuation of the investments in school infrastructure announced in Economic Action Plan 2012.

Taken together, these investments totalling over $1.9 billion will support legislation to reform the on-reserve education system, providing First Nations children with access to a modern and accountable education regime that aligns with provincial education systems off reserve.

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Supporting Women Entrepreneurs

Economic Action Plan 2014 proposes to provide $150,000 to increase mentorship among women entrepreneurs.

Successful entrepreneurs create high-paying jobs by developing new goods and services and developing innovative business models. Women are significantly under-represented as a proportion of small business owners. Economic Action Plan 2014 proposes to provide $150,000 to Status of Women Canada in 2014–15 to increase mentorship among women entrepreneurs.

Over the coming year, the Minister of Status of Women will consult on how to increase the numbers of women entering into, and succeeding in, business.

Renewing the Computers for Schools Program

Economic Action Plan 2014 proposes to provide $36 million over four years to renew the Computers for Schools Program, providing students and interns with access to information and communications technology equipment and skills training.

A vibrant economy requires that students have access to the equipment they need to acquire the skills that will prepare them to fully participate in the digital economy. The Government of Canada’s Computers for Schools Program plays a key role in this effort by supporting the refurbishment of surplus government computer equipment, and allowing it to be reused in schools and other learning organizations across the country. Since its inception in 1993, the program has made over 1.2 million computers accessible to Canadian learners. The Computers for Schools Program also provides students and recent graduates with market-relevant skills and experience in information and communications technology fields. Over 250 young Canadians per year benefit from internships offered through the program.

Recognizing the important social and environmental benefits of this successful program, Economic Action Plan 2014 proposes to provide $17.6 million over four years, starting in 2014–15, to renew the Computers for Schools Program. Combined with an additional $18.4 million from the existing resources of Industry Canada and the Youth Employment Strategy, federal support for Computers for Schools will total $36 million over this four-year period.

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Strengthening Canada’s Labour Market

Canada’s long-term prosperity depends on the labour market participation of all its citizens. But even with the appropriate set of qualifications, it may take time for job seekers to connect with employers. That is why the Government has taken important steps to help unemployed people connect with jobs that match their skills in their local area. In particular, it has introduced changes to the Employment Insurance program to quickly alert unemployed Canadians to job opportunities through daily job postings, reformed the Temporary Foreign Worker Program to ensure that Canadians have first access to Canadian jobs, and launched the Sectoral Initiatives Program in 2012 to address skills shortages in key sectors of Canada’s economy.

Economic Action Plan 2014 proposes new investments to make it easier for Canadians to connect with available jobs and to ensure that Canadians are given the first chance at those jobs. It also proposes measures to make the immigration system more efficient, flexible and responsive, and to ensure that it supports the needs of Canada’s labour market.

Targeted Initiative for Older Workers

Economic Action Plan 2014 proposes to renew the Targeted Initiative for Older Workers program for a three-year period, representing a federal investment of $75 million.

Encouraging the labour market participation of under-represented groups in the labour market continues to be an important priority of the Government. Demographic changes and an aging population mean that older workers are becoming a larger portion of the labour force. They also represent a source of experienced talent that is sought after by employers. While older workers are faring relatively well, economic uncertainty can create unique challenges, particularly in communities where traditional industries have reduced their presence and workforce.

In 2006, the Targeted Initiative for Older Workers program was created to assist unemployed older workers in smaller, vulnerable communities affected by significant downsizing or closures and/or high unemployment by supporting the reintegration of participants into the workforce. All provinces and territories participate in this cost-shared initiative alongside the federal government.

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Through Economic Action Plan 2014, the Government proposes to renew the Targeted Initiative for Older Workers program for a three-year period, representing a federal investment of $75 million. Eligibility for the Initiative will also be expanded to communities experiencing unfulfilled employer demand and/or skills mismatches, so that communities with tighter labour markets that may not have met the previous criteria can participate in the Initiative, if they have vacant jobs that unemployed older workers could fill.

Enhanced Job Matching Service and Modernized National Job Bank

Economic Action Plan 2014 proposes to invest $11.8 million over two years and $3.3 million per year ongoing to launch an enhanced Job Matching Service to ensure that Canadians are given the first chance at available jobs that match their skills in their local area.

The Government of Canada is committed to helping unemployed Canadians get back to work and ensuring that Canadians are given the first chance at available jobs. The enhanced Job Matching Service will provide job seekers with modern and reliable tools to find jobs that match their skills, and provide employers with better tools to look for qualified Canadians. Through a secure, authenticated process, registered job seekers and employers will be automatically matched on the basis of skills, knowledge and experience.

The proposed enhanced Job Matching Service will build on the launch of a modernized and easy-to-use consolidated National Job Bank, providing job seekers and employers with timely access to job postings and consolidated labour market information.

These initiatives complement recent and ongoing investments to provide better and timely labour market information. They inform young people about fields of study that are relevant to existing and forecasted demand for labour in particular occupations to help students make better choices about their education. Altogether, these initiatives are part of an ongoing strategy to leverage technology to better connect unemployed Canadians with available jobs.

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Ensuring the Temporary Foreign Worker Program’s Labour Market Opinion Process Operates in the National Interest

Economic Action Plan 2014 proposes to invest $11.0 million over two years and $3.5 million per year ongoing to strengthen the Labour Market Opinion process to ensure Canadians are given the first chance at available jobs.

The Government of Canada is committed to reforming the Temporary Foreign Worker Program to ensure that Canadians are given the first chance at available jobs. During 2013, the Government implemented several important reforms, including:

•	Introducing a moratorium on accelerated Labour Market Opinions.

•	Requiring employers to pay temporary foreign workers the prevailing wage.

•	Allowing the Government to suspend, revoke or refuse to process Temporary Foreign Worker applications in order to better protect the Canadian labour market.

•	Restricting the use of non-official languages as job requirements.

•	Increasing the length and reach of advertising required by employers to ensure no Canadians are available before they can turn to foreign workers.

The Government also committed that the costs of the Labour Market Opinion process will no longer be absorbed by taxpayers and imposed a user fee of $275 per position to fully recover the cost of processing a temporary foreign worker application under the Labour Market Opinion process.

Economic Action Plan 2014 proposes to invest $11.0 million over two years and $3.5 million per year ongoing to further strengthen the Labour Market Opinion process by realigning the application streams to better identify vulnerable temporary foreign workers and improve processing times for certain applications; limiting the use of the program in high-unemployment regions; and ensuring that employers transition to a Canadian workforce through better prevention, detection and response to employer non-compliance. In addition, the Government will introduce reforms to the Temporary Foreign Worker Program for those workers who are exempt from the Labour Market Opinion process to ensure the program continues to promote Canada’s economic and labour market interests.

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Immigrant Investor Program

Economic Action Plan 2014 proposes to replace the ineffective Immigrant Investor and Entrepreneur programs with an Immigrant Investor Venture Capital Fund pilot project.

The Government of Canada is committed to immigration that contributes to job creation and economic growth. In recent years, significant progress has been made to better align the immigration system with Canada’s economic needs.

The current Immigrant Investor Program stands out as an exception to this success. For decades, it has significantly undervalued Canadian permanent residence, providing a pathway to Canadian citizenship in exchange for a guaranteed loan that is significantly less than our peer countries require. There is also little evidence that immigrant investors as a class are maintaining ties to Canada or making a positive economic contribution to the country. Overall, immigrant investors report employment and investment income below Canadian averages and pay significantly lower taxes over a lifetime than other categories of economic immigrants. For these reasons, the Immigrant Investor Program has been paused since July 2012 and the Entrepreneur Program since July 2011.

Economic Action Plan 2014 proposes to end these underperforming programs.

To eliminate the existing backlog, which is diverting resources away from better performing economic immigration streams, the Government intends to return applications and refund associated fees paid by certain federal Immigrant Investor Program and Entrepreneur Program applicants who applied on or before Budget Day.

In place of the current Immigrant Investor Program, the Government will introduce a new Immigrant Investor Venture Capital Fund pilot project, which will require immigrants to make a real and significant investment in the Canadian economy. The Government will also undertake consultations on a potential Business Skills pilot program. Together, these pilots will test new and innovative approaches to business immigration that will better fuel the continued growth of the Canadian economy.

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Expression of Interest System

Economic Action Plan 2014 proposes to provide $14.0 million over two years and $4.7 million per year ongoing to Citizenship and Immigration Canada to support the successful implementation of an Expression of Interest economic immigration system.

The Government is transforming the immigration system into one that is fast, flexible and focused on meeting Canada’s economic and labour market needs. To that end, Economic Action Plan 2014 proposes to provide $14.0 million over two years and $4.7 million per year ongoing to launch a new recruitment model—the Expression of Interest system—in January 2015.

The Expression of Interest system would allow the Government of Canada, provinces and territories, and employers to actively target highly skilled immigrants under key economic immigration programs, including the Federal Skilled Worker Program, the Federal Skilled Trades Program and the Canadian Experience Class. Under the Expression of Interest system, candidates would make an online submission to express interest in coming to Canada and provide information about their skills and experience. This information would then be ranked and sorted relative to other applicants, and provinces and territories as well as employers may consider these candidates based on their immigration and labour market needs. The Government would only invite the most highly ranked candidates to submit an application for permanent residence.

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Table 3.1.1

Connecting Canadians With Available Jobs

millions of dollars

	2013–14	2014–15	2015–16	Total

Ensuring Training Reflects Labour Market Needs
Ready, Willing & Able		5	5	10
Community Works—A Vocational Training Program for Individuals
With Autism Spectrum Disorders		3	3	5
Subtotal—Ensuring Training Reflects Labour Market Needs		7	8	15

Training the Workforce of Tomorrow
Supporting Apprenticeship Training
Canada Apprentice Loan		13	12	25
Supporting Entrepreneurs Through Intensive Mentoring			6	6
Flexibility and Innovation in Apprenticeship Technical Training		1	4	5
Focusing Federal Investments in Youth Employment
Supporting Internships in High-Demand Fields		20	20	40
Supporting Internships in Small and Medium-Sized Enterprises		15	15	30
Eliminating Vehicles From Canada Student Loans Assessments		7	7	15
Reforming First Nations K-12 Education			120	120
Supporting Women Entrepreneurs		–		–
Renewing the Computers for Schools Program		9	9	18
Subtotal—Training the Workforce of Tomorrow		66	194	259

Strengthening Canada’s Labour Market
Targeted Initiative for Older Workers		25	25	50
Enhanced Job-Matching Service and Modernized National Job Bank		6	6	12
Ensuring the Temporary Foreign Worker Program’s Labour Market Opinion Process Operates in the National Interest		5	6	11
Immigrant Investor Program	2			2
Expression of Interest System		7	7	14
Subtotal—Strengthening Canada’s Labour Market	2	43	43	89

Total—Connecting Canadians With Available Jobs	2	116	245	363
Less funds existing in the fiscal framework		25	25	50
Less funds sourced from internal reallocations		41	44	84

Net fiscal cost	2	51	176	229
Notes: A dash	indicates an amount of less than $500,000. Totals may not add due to rounding.

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Chapter 3.2

Fostering Job Creation, Innovation and Trade

Highlights

Keeping Taxes Low for Job-Creating Businesses

✓	Maintaining a low tax burden on businesses with no new taxes.

✓	Reducing the tax compliance burden for small and medium-sized businesses and other tax filers.

✓	Maintaining the freeze on Employment Insurance premium rates to help provide certainty and flexibility for employers, especially small businesses.

Fostering Trade and Canadian Entrepreneurship

✓	Continuing to ensure that Canadian businesses and investors have the market access they need to succeed in the global economy.

✓	Modernizing Canada’s intellectual property framework to better align it with international practices and reduce the administrative burden for innovative Canadian businesses.

✓	Consulting on a “Made-in-Canada” branding campaign to raise consumer awareness of the quality and range of Canadian-made products both domestically and internationally.

✓

Taking steps to strengthen internal trade, including the development of an Internal Trade Barriers Index to identify measures currently restricting trade, and help all jurisdictions in focusing reforms and negotiation efforts on priority areas.

✓	Moving forward with the planning for and construction of a new Windsor-Detroit International Crossing to improve the flow of people and goods between Canada and the United States.

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Supporting Advanced Research and Innovation

✓

Creating the new Canada First Research Excellence Fund with $1.5 billion in funding over the next decade to help Canadian post-secondary institutions excel globally in research areas that create long-term economic advantages for Canada.

✓	Providing new funding of $46 million per year for the granting councils to support advanced research and scientific discoveries, including the indirect costs of research.

✓

Providing an additional $500 million over two years to the Automotive Innovation Fund, to support significant new strategic research and development projects and long-term investments in the Canadian automotive sector.

Promoting Canada’s Financial Sector Advantage

✓	Implementing measures to increase market discipline in residential lending and reduce taxpayer exposure to the housing sector.

✓	Taking action to encourage competitive financial services while preserving the safety and soundness of the financial sector.

✓	Modernizing regulation to better protect investors, enhance Canada’s financial services sector, support efficient capital markets and manage systemic risk.

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Fostering Job Creation, Innovation and Trade

Since 2006, the Government has worked to foster an environment in which businesses can grow and succeed in the global economy. The Government has taken action to promote economic growth by increasing Canada’s openness to trade and investment, providing tax relief, improving the regulatory environment, promoting business competitiveness and strengthening the financial sector. Economic Action Plan 2014 builds on this foundation by investing in initiatives that will:

•	Keep taxes low for all businesses.

•	Further reduce barriers to the international and domestic flow of goods and services.

•	Support advanced research and innovation.

•	Continue to advance Canada’s robust financial sector.

These actions, taken together with Economic Action Plan 2014 initiatives to connect Canadians with available jobs, ensure safe, responsible resource development and strengthen infrastructure and transportation, will help ensure the continued success of Canadian businesses and promote the creation of high-quality jobs.

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Keeping Taxes Low for Job-Creating Businesses

A Competitive Business Tax System

Actions taken by the Government have positioned Canada as an increasingly attractive place to invest and grow a business. A healthy and competitive business environment, in turn, helps the economy grow, creates new jobs and raises our standard of living.

The Government has delivered tax reductions totalling more than $60 billion to job-creating businesses from 2008–09 through 2013–14.

•

To increase business investment and improve productivity, the federal general corporate income tax rate was reduced to 15 per cent in 2012 from 22.12 per cent in 2007, including the elimination of the corporate surtax in 2008 for all corporations.

•

In recognition of the particularly harmful effect that capital taxes have on business investment, the federal capital tax was eliminated in 2006. The Government also provided a temporary financial incentive to encourage the provinces to eliminate their general capital taxes. The last provincial general capital tax was eliminated in 2012.

•

To encourage the growth of small businesses by leaving them with tax savings that can be retained and reinvested in the business, the small business tax rate was reduced to 11 per cent in 2008, and the amount of income eligible for this lower rate was increased to $400,000 in 2007 and to $500,000 in 2009.

•

To increase the potential rewards of investing in small businesses, the Lifetime Capital Gains Exemption on qualified small business shares has been increased to $800,000, and this new limit is now indexed to inflation.

•

To help the manufacturing and processing sector accelerate and undertake additional investment and increase productivity, a temporary accelerated capital cost allowance for investment in manufacturing or processing machinery and equipment was introduced in 2007 and then extended through 2015. Economic Action Plan 2013 announced a two-year extension of this measure to provide projected support of $140 million in 2014–15 and a total of $1.4 billion over the 2014–15 to 2017–18 period.

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Canada Is Ranked as One of the World’s Most Attractive Countries for Business

Bloomberg Rankings recently issued the results of an analysis of the world’s most attractive countries for business in which Canada leapt to second place, behind only Hong Kong.

—Bloomberg Best Countries for Business 2014

Canada’s tax competitiveness and overall business environment have been significantly improved, with the result that Canada now offers the lowest overall tax rate on new business investment in the Group of Seven
(G-7) (Chart 3.2.1).

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The competitiveness of Canada’s business tax system is supported by third-party analysis. The KPMG publication Competitive Alternatives 2012 rigorously analyzed the impact of federal, state, provincial and municipal taxes on business operations. KPMG concluded that Canada’s total business tax costs are the lowest in the G-7 and more than 40 per cent lower than those in the United States.

The Government’s low-tax plan is giving businesses strong incentives to invest in Canada. Real business investment in Canada is now 5.2 per cent higher than its pre-recession peak, and Canada leads the G-7 with the strongest growth in business investment over the global recession and the subsequent recovery (Chart 3.2.2). Investment by manufacturers in machinery and equipment has been particularly strong, outpacing that in the United States over the recovery, after lagging in prior years. Modern and up-to-date capital equipment increases the productivity and competitiveness of Canadian companies, which enables them to create jobs and raise living standards.

Solid business investment has been accompanied by a resilient Canadian labour market, with over 1 million net new jobs created since the recovery began in July 2009. This represents the strongest labour market performance in the G-7.

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The Government’s focus on improving business tax competitiveness is part of a growth-oriented policy framework that has helped Canada to achieve one of the strongest fiscal positions and the lowest business tax costs in the G-7. Low taxes encourage capital investment, which in turn spurs job creation.

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Reductions in the federal corporate tax rate to 15 per cent have contributed to growth in the reported amount of corporate taxable income. Corporate income tax revenues have risen by 12 per cent since the recession. Corporate taxes are expected to contribute $35 billion in revenues in 2013–14 (Chart 3.2.3) and grow at an annual rate of 5.9 per cent over the remainder of the projection period.

Improving the Canadian tax system to help Canadian businesses compete globally in this period of economic uncertainty requires collaboration among all levels of government. While provinces and territories have taken important actions to enhance Canada’s business tax advantage, some recent actions have diminished that advantage, jeopardizing a strong foundation for future growth.

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Certainly, the recent [corporate tax rate] increases at the provincial level, including Ontario’s reversal of the legislated corporate tax rate reductions in 2011, are beginning to undermine the gains we have achieved in attracting capital investments to Canada.…Canada’s top ranking with the lowest METR among the G7 countries for business tax competitiveness is a hard-won accomplishment over the past decade. This accomplishment is noteworthy because it is firmly based on sound economic judgment: keeping a competitive corporate tax rate on a broad tax base is critical to encouraging capital investment and promoting economic growth, and also because it is shared and pursued by our governments under different political parties.

—Duanjie Chen and Jack Mintz 2013 Annual Global Tax Competitiveness Ranking: Corporate Tax Policy at a Crossroads

Supporting Small Businesses

Small businesses are crucial to Canada’s long-term prosperity. Canadians depend on the jobs they create and the services they provide. That is why the Government continues to invest significantly in small businesses:

•

Cutting Taxes—The Government has delivered substantial ongoing tax relief to small businesses and small business owners. Reductions in the small business tax rate and increases in the small business income limit are providing small businesses with an estimated $2.2 billion in tax relief in 2014.

•

Cutting Red Tape—The Government understands that time spent navigating bureaucratic red tape is time small business owners could otherwise use to grow their business and create jobs. Reducing the administrative burden on small business is a key priority.

•

Returning to Balanced Budgets—The Government’s sustained approach to responsible fiscal management responds directly to the priorities of small business owners, as they recognize that a sound fiscal position safeguards Canada’s low-tax plan and thereby ensures sustained economic growth.

Working closely with small businesses, including the Canadian Federation of Independent Business, Economic Action Plan 2014 builds on this record.

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Substantial Tax Reductions for Small Businesses

This Government has delivered substantial ongoing tax relief to small businesses and small business owners.

•   Reductions in the small business tax rate to 11 per cent and increases in the small business income limit to $500,000 are providing small businesses with an estimated $2.2 billion in tax relief in 2014 and an estimated $10.8 billion in tax relief over the 2008–09 to 2013–14 period.

•   For example, the amount of tax paid by a small business with $500,000 of taxable income has declined by 34.2 per cent as a result of actions taken by the Government, a tax savings of $28,600 that can be reinvested in the business to fuel the growth and expansion that can create new jobs.

Chart 3.2.4

Federal Corporate Income Tax Paid by a Small Canadian-Controlled Private Corporation with $500,000 of Taxable Income

•   Small businesses can also benefit from the Government’s general corporate income tax rate cuts when their income exceeds $500,000. In 2012, small businesses represented more than 40 per cent of the corporations that benefited from cuts in the federal general corporate income tax rate to 15 per cent in 2012 from 22.12 per cent in 2007.

•   In addition, the Lifetime Capital Gains Exemption (LCGE) on qualified small business shares was increased to $750,000 from $500,000 in 2007. The Government further increased the LCGE limit to $800,000 for 2014, and this new limit is now indexed to inflation. The LCGE is estimated to be delivering over $1 billion of federal tax relief annually to small business owners, farmers and fishermen.

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Additional Relief for Small Businesses

This Government has also protected small businesses from substantial rate increases in Employment Insurance (EI) premiums and Canada Pension Plan (CPP) contributions that would have hit their bottom line.

•   Freezing the EI premium rate for employees at the 2013 level of $1.88 per $100 of insurable earnings for 2014, and committing to set the rate no higher than $1.88 for 2015 and 2016, is leaving $660 million in the pockets of job creators and their employees in 2014 alone and will provide the certainty and flexibility that small businesses need to keep growing.

•   Implementing the new EI premium rate-setting process in 2017 and subsequent years will ensure that small businesses continue to benefit from stable and predictable EI premium rates that are no higher than needed to pay for the EI program. This is expected to result in a significant reduction in the EI premium rate in 2017 and affordable rates thereafter, savings that small businesses will be able to use to hire, improve wages or help grow their business.

•   There will be no change to the CPP contribution rate this year. Expanding the CPP would require an increase in contributions, which would impose a burden on employers and employees. For example, doubling the CPP replacement rate would result in an estimated increase in annual CPP contributions of up to $2,600 per worker, shared equally by employers and employees. Self-employed individuals would need to contribute the entire amount. The Government heard the concerns of small businesses and believes that now is not the time to consider an expansion of the CPP given the fragility of the global economic recovery and the importance of small businesses in supporting the recovery domestically.

Entrepreneurs need a framework of low taxes and minimal red tape in order to focus on growing their businesses. Indeed, the Government recognizes that taxes absorb dollars that would otherwise be used by business owners to seize opportunities for growth and create new jobs. To this end, further tax relief for small businesses will be a priority for the Government following the return to balanced budgets. This Government is firmly committed to delivering both lower taxes and less red tape.

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Reducing the Regulatory Burden Faced by Businesses

Economic Action Plan 2014 announces progress in reducing regulatory irritants to business through the Red Tape Reduction Action Plan.

Economic Action Plan 2013 confirmed the Government’s ongoing commitment to eliminating unnecessary red tape from Canada’s regulatory system, while maintaining high standards for safety and protection. The One-for-One Rule and other Red Tape Reduction Action Plan reforms are bringing a new level of discipline to how the Government regulates and creates a more predictable environment for businesses.

The 2012–2013 Scorecard Report: Implementing the Red Tape Reduction Action Plan confirms the Government has made tangible progress in cutting red tape for Canadians and businesses. For example:

•

The One-for-One Rule controls the administrative burden on business. Under the Rule, regulators must remove a regulation each time they introduce a new regulation that imposes administrative burden on business.

•

As of December 2013, under the Rule, the Government had reduced the administrative burden by almost $20 million and achieved a net reduction of 19 regulations. This represents 98,000 hours in time saved for business annually.

•	Service standards for 24 high-volume regulatory authorizations have been created, covering more than 60,000 transactions with businesses each year.

•	The Government has also made the regulatory system more predictable, with 32 forward regulatory plans now posted on the Web, containing more than 400 regulatory changes.

Over the next year, the Government will continue its ambitious approach to reducing red tape through a combination of system-wide reforms and targeted action on issues that frustrate businesses, stifle innovation and restrict investment. This includes completing the Administrative Burden Baseline Initiative to count the number of federal regulatory requirements on business. The Government is also following through on its commitment to legislate the One-for-One Rule; Canada has become the first country to introduce legislation for such a rule.

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Reducing the Tax Compliance Burden

Reducing the tax compliance burden has been a significant pillar of the Government’s broader initiative to eliminate unnecessary red tape. A PricewaterhouseCoopers study analyzing the ease of paying taxes in 189 countries, Paying Taxes 2014, found that a business in Canada takes 25 per cent less time than a business in the United States to prepare, file and pay its taxes each year. Indeed, according to the study, Canada is the only G-7 country to rank among the top 10 countries based on the overall ease of complying with tax obligations.

Actions Supporting Small Business by Reducing the Tax Compliance Burden

•   The Canada-Ontario Tax Collection Agreement has been amended to provide for federal administration of Ontario’s corporate taxes for taxation years that end after 2008. PricewaterhouseCoopers estimates that this change is reducing compliance costs by more than $135 million annually for Ontario businesses, by allowing for a single annual tax form, a single tax collector and one set of income tax rules.

•   The frequency of tax remittances and filings for small businesses in the areas of income taxes, source deductions and sales taxes has been reduced by measures introduced in Budget 2007. These measures continue to reduce the paperwork burden, with roughly 900,000 small employers and businesses no longer required to make an estimated 7.6 million filings and remittances annually.

The Government is continuing to reduce the tax compliance burden through new actions in Economic Action Plan 2014.

Revising Remittance Thresholds for Employer Source Deductions

Economic Action Plan 2014 proposes to reduce the maximum number of required payments on account of source deductions for more than 50,000 employers.

Throughout the taxation year, businesses are required to withhold from employee wages amounts in respect of personal income tax, and the employee portions of Canada Pension Plan (CPP) contributions and Employment Insurance (EI) premiums; businesses then remit these withholdings to the Government, along with the employer portion of CPP contributions and EI premiums.

The frequency of remittances can be onerous for small business owners, especially those that have to remit on a frequent basis.

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In order to make it easier for businesses to prepare, file and pay taxes, Economic Action Plan 2014 proposes to reduce the maximum number of payments that businesses have to prepare and submit to the Canada Revenue Agency. The following changes in the frequency of employers’ remittance of source deductions are proposed:

•	Increase to $25,000 from $15,000 the threshold level of average monthly withholdings at which employers are required to remit up to two times per month.

•	Increase to $100,000 from $50,000 the threshold level of average monthly withholdings at which employers are required to remit up to four times per month.

The proposed changes will mean that over 50,000 small and medium-sized employers will see their maximum number of required payments on account of source deductions cut in half, eliminating the requirement for more than 800,000 payments.

While these changes to thresholds will not affect the overall amount of tax revenues, it is estimated that changes in the timing of remittances will increase public debt charges by $20 million over the 2014–15 to 2015–16 period. These changes will apply in respect of amounts withheld after December 31, 2014.

Creating a New Capital Cost Allowance Class for Eligible Capital Property

Economic Action Plan 2014 announces a public consultation on a measure that would simplify tax compliance for more than 60,000 businesses by replacing the complex eligible capital property rules with a new class of depreciable property.

Eligible capital property for income tax purposes includes intangible property such as goodwill and licences, franchises and quotas of indeterminate duration, as well as certain other rights. The tax rules for the depreciation and recognition of gains on eligible capital property are similar to but separate from the rules for depreciable property.

Over the years, many stakeholders have commented on the unnecessary complexity of the eligible capital property rules. Some stakeholders, including the Chartered Professional Accountants of Canada, have recommended that the Income Tax Act be simplified by replacing the eligible capital property rules with a new class of depreciable property.

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As part of the Government’s ongoing tax simplification initiatives to reduce the tax compliance costs of businesses, the Government will be consulting on a measure that would replace the eligible capital property rules with a new class of depreciable property. The Government is interested in receiving feedback on the impact of the current rules on small businesses and how the transition could be implemented with the least complexity for small businesses. Detailed legislation and explanatory notes will be released for public consultation. The replacement of the eligible capital property rules with a new class of depreciable property would simplify tax compliance for the more than 60,000 businesses that invest in these types of assets each year.

Streamlining the Application and Notice Process for the Goods and Services Tax/Harmonized Sales Tax (GST/HST) Credit

Economic Action Plan 2014 proposes to simplify tax filing for individuals by eliminating the requirement to apply for the GST/HST Credit.

A simplified, streamlined tax system helps reduce the tax filing burden for taxpayers and helps minimize costs for the Canada Revenue Agency (CRA) as the administrator of Canada’s tax system. The Government is proposing to eliminate the need for individuals to apply for the GST/HST Credit, and to allow the CRA to automatically determine if an individual is eligible to receive the credit. In addition to simplifying tax filing for individuals, this measure will eliminate the need for the CRA to issue notices each year to about 2 million applicants who do not qualify for the credit.

Additional Measures to Reduce the Tax Compliance Burden

Economic Action Plan 2014 also includes the following actions to reduce the tax compliance burden on businesses and charities:

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Joint Ventures—To provide more joint venture participants with access to the GST/HST joint venture election, which simplifies tax compliance, the Government proposes to consult with stakeholders on measures to allow joint venture participants who are engaged exclusively in commercial activities to make the election.

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Corporate Reorganizations—To facilitate corporate reorganizations, the Government proposes to simplify compliance in terms of accounting and reporting of GST/HST for transfers of business assets by one member of a closely related group of corporations and/or partnerships to a new member of that group.

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Charities—To reduce the administrative burden on charities, the Government will modernize the CRA’s information technology systems to permit electronic filing. Enabling charities to apply for registration and file their annual information returns electronically will reduce the time it takes charities to meet their compliance obligations under the Income Tax Act and allow them to spend more time on their charitable activities. Additional details are set out in Chapter 3.4.

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Farming and Fishing Businesses—To simplify the tax rules relating to the Lifetime Capital Gains Exemption and the intergenerational rollover for taxpayers who carry on farming and fishing businesses in combination, the Government proposes to generally treat a taxpayer’s combined farming and fishing business the same as separate farming and fishing businesses conducted by the same taxpayer. This will ensure consistent treatment for taxpayers who conduct farming and fishing activities in different legal forms.

Canada Revenue Agency (CRA) Actions That Reduce Red Tape and Improve Services for Businesses

The CRA is committed to easing the administrative and compliance burden for small business. In response to irritants that businesses identified during the Red Tape Reduction Commission’s consultations in 2011, the CRA made a number of commitments, which form the basis of its action plans.

•	Provide effective, timely and clear information.

•	Improve the online registration process for obtaining a Business Number and enhance identity authentication for secure online services.

•	Make the CRA accountable for the written information it provides.

•	Improve auditors’ knowledge, training and professionalism.

•	Adopt a “Tell us once” approach and improve coordination and collaboration among regulators to eliminate the collection of redundant information.

•	Improve timeliness for decisions related to appeals and rulings.

•	Address numerous reporting and filing frequency requirements.

•	Ensure that business perspectives are fully understood and appreciated in the policy development stage.

In October 2013, the CRA posted its action plans, which form part of the Government of Canada’s Red Tape Reduction Action Plan, on its website (www.cra-arc.gc.ca/gncy/rdtprdctn/12rtr-eng.html).

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The CRA has committed to national consultations every two years with small businesses on improving services and reducing red tape. The next consultations will be in the Fall of 2014.

CRA Progress on Service Improvements

The CRA is moving forward with administrative and service improvements that deliver tangible simplification that tax filers appreciate. As many as 1.1 million small and medium-sized businesses are in a position to take advantage of these new services and improvements.

•   Submitting Documents Electronically—In April 2014 the electronic filing service will be expanded to allow the filing of amended T2 corporate returns, and in October 2014 businesses will be able to update their banking and direct deposit information online.

•   Authorized Representatives—In April 2014 the ease and timeliness of authorizations will be further improved, as representatives will be able to transmit an electronic authorization request to the CRA, instead of having to submit paper forms.

•   Electronic Pre-Authorized Debit Service for Business—In October 2014 business owners registered with My Business Account will be provided with a free online option for paying their taxes. In addition, the CRA will be providing businesses with a detailed payment history for all of their accounts, in one secure and convenient place.

•   Business Number—The CRA continues to build partnerships with provincial and municipal governments as the CRA’s Business Number rapidly becomes the common identifier for interactions between all levels of government and businesses. The CRA will be working to improve its online business registration service by removing some restrictions, enhancing authentication and improving the registration process.

•   Liaison Officer Initiative—This recently announced pilot project will be focused on improving compliance by providing small and medium-sized enterprises with the information and the support they need, when they most need it. This will help small businesses avoid costly and time-consuming interactions with the CRA—such as requests for additional information, reviews, audits, and reassessments—so that small business owners can focus on growing their businesses.

•   Registration of Tax Preparers Program—On January 17, 2014, the Minister of National Revenue launched consultations on a proposal to register tax preparers as part of a CRA initiative to improve voluntary compliance among small and medium-sized businesses. By promoting the filing of complete and accurate returns, the need for time-consuming and costly exchanges of information can be minimized.

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Greater Transparency for Taxpayers

Economic Action Plan 2014 announces that legislation will be introduced to require the Minister of Finance to table in Parliament annually a list of the Government’s outstanding tax measures.

The Government is committed to maintaining a modern and efficient tax system. Part of doing so means frequently updating tax legislation. To make it easier for taxpayers to know the status of proposed tax measures, Economic Action Plan 2014 announces that legislation will be introduced to require the Minister of Finance to table in Parliament annually a list of the Government’s outstanding tax measures. To ensure that the list reflects any current government’s legislative agenda, the first report of each new government would be tabled in the second year of its mandate.

This measure is consistent with the objectives of Bill C-549, which was introduced in the House of Commons on November 13, 2013 by the Member of Parliament for Tobique-Mactaquac, Mike Allen. The Government thanks Mr. Allen for championing this initiative in support of greater transparency in the tax system.

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Fostering Trade and Canadian Entrepreneurship

International trade and investment are important contributors to Canadian prosperity. Canadian firms access foreign markets to increase sales, and rely on global supply chains to maintain their competitiveness. Canadian consumers benefit from international trade through increased choice and lower prices. Consumers and businesses also benefit from a strong and integrated domestic market, where goods and services move freely across provincial and territorial boundaries. The Government is committed to making continued progress in all of these areas, including through new actions in Economic Action Plan 2014.

Canada’s Trade Agenda

The Government is focused on creating new jobs and new opportunities for Canadians. That is why the Government has worked to strengthen and expand Canada’s trade relationships abroad, foster a business environment that attracts foreign investment, and diversify our trade portfolio to include large and fast growing economies. In short, ensuring Canadian businesses and investors have the market access they need is a Government priority

Canada recently achieved one of its most ambitious commercial initiatives in our country’s history. On October 18, 2013, Prime Minister Stephen Harper announced that Canada and the European Union had reached an agreement in principle on a Comprehensive Economic and Trade Agreement. The agreement will unlock opportunities across all manufacturing, agriculture and service sectors in a market of 500 million consumers with a gross domestic product (GDP) of almost $17 trillion. Once in force, it will make Canada one of only a few advanced countries to have preferential access to the world’s two largest markets—the European Union and the United States.

Also in 2013, Canada brought into force the Canada-Panama Free Trade Agreement and signed a free trade agreement with Honduras. Canada also concluded, signed or brought into force 10 foreign investment promotion and protection agreements in 2013, more than any other year. These agreements will provide a more transparent and predictable climate for Canadian investors.

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On November 27, 2013, the Government released its new Global Markets Action Plan, a refreshed strategy for creating jobs and opportunities for Canadians through trade and investment. The Plan is based on extensive, cross-country consultations with stakeholders in the business community, academia and other levels of government. It reflects the changing global economic landscape, focuses on core Canadian strengths and aligns Canada’s diplomatic resources to advance the country’s commercial interests in key foreign markets. The Plan will target emerging and established markets with broad Canadian interests, as well as emerging markets with specific opportunities for Canadian businesses. Three-year market access plans for each of these priority markets will be developed, implemented and updated regularly, mobilizing partnerships across governments and the private sector to make the pursuit of Canada’s commercial interests a truly coordinated national effort.

The Asia-Pacific region includes many of the world’s fastest growing economies. Looking forward, the Government is working on major new bilateral free trade deals with Korea, Japan and India, and is working to conclude negotiations on the Trans-Pacific Partnership (TPP), a market with nearly 800 million people and a combined GDP of $27.8 trillion. The TPP is an ambitious plurilateral trade agreement involving 12 countries in the Asia-Pacific region, which would link American and Asian markets and value chains and generate significant, broad-based benefits across all sectors and regions of Canada. The TPP would be Canada’s first agreement that includes its North American Free Trade Agreement partners, the United States and Mexico, and is critical to enhancing North American production linkages and growing Canada’s trade with Asia, both directly and indirectly.

Canada will also benefit from successful negotiations on the World Trade Organization (WTO) “Bali Package.” This package includes the WTO Trade Facilitation Agreement, the first multilateral trade agreement concluded since the establishment of the WTO in 1995, and will reduce customs-related red tape around the globe for Canadian businesses.

Canada-United States Beyond the Border Action Plan and Regulatory Cooperation Council Action Plan

Canada and the United States have the largest bilateral trading relationship in the world, with annual two-way trade in goods and services of over $700 billion. The Beyond the Border Action Plan and the Regulatory Cooperation Council Action Plan announced by Prime Minister Stephen Harper and U.S. President Barack Obama promote a joint approach to perimeter security, regulatory alignment and economic competitiveness.

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Beyond the Border Action Plan

Over the past year, significant progress has been made across all areas of work under the Beyond the Border Action Plan. Benefits are emerging for citizens, travellers and businesses in both countries as we work together. Among the key accomplishments, Canada and the U.S.:

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Increased membership in the NEXUS trusted traveller program to more than 917,000, a 50- per-cent increase since the Beyond the Border Action Plan was announced, and provided members with additional time-saving benefits, including eight additional NEXUS lanes at land border crossings.

•	Successfully implemented Phase I of the truck cargo pre-inspection pilot at Pacific Highway, British Columbia, in which U.S. officials pre-inspected approximately 3,500 U.S.-bound commercial trucks.

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Increased and harmonized the threshold value for low-value commercial shipments, providing access to expedited customs clearance for 1.5 million additional shipments annually into Canada, and reducing transaction costs for industry.

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Launched Phase II of the joint Entry/Exit program at the common land border whereby the record of entry into one country is securely shared and becomes the record of exit from the other country for all travellers who are neither citizens of Canada nor of the United States, thereby enhancing the integrity of our immigration systems.

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Released the first joint Border Infrastructure Investment Plan and confirmed Canadian border expansion projects at North Portal, Saskatchewan ($10 million); Emerson, Manitoba ($10 million); Lansdowne, Ontario ($60 million); and Lacolle, Quebec ($47 million).

Both countries remain committed to implementing this long-term initiative, which will further strengthen the Canada-U.S. partnership, and will continue to work closely with stakeholders to allow for regular and extensive consultations as implementation continues.

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Regulatory Cooperation Council Action Plan

Broad progress has been made in implementing commitments from the Canada-U.S. 2011 Regulatory Cooperation Council Action Plan, with initiatives addressing four main regulated sectors: agriculture and food, transportation, health and personal care products, and the environment. Examples of progress include alignment of a number of vehicle safety standards, joint reviews of pesticides and veterinary drugs, use of the Globally Harmonized System of Classification and Labelling of Chemicals and the development of a common electronic submission gateway for pharmaceutical products. The benefits of regulatory alignment are increasingly clear, both for regulated industries (through synchronous product approvals and the elimination of duplicative requirements) and consumers (though greater product availability, lower cost and a more effective regulatory system).

A Canada-U.S. public consultation was undertaken in late 2013, seeking input on the next phase of regulatory cooperation between our two countries. The Government will continue to take action to deepen bilateral cooperation between Canadian and U.S. regulators to reduce duplication, streamline operations and eliminate the burden of unnecessary requirements on stakeholders. This will include changes to Canada’s regulatory processes to help synchronize the adoption of technical regulations in areas where Canada and the U.S. have similar policy objectives.

With strong support from industry stakeholders in the chemical, petroleum and mining sectors, Economic Action Plan 2014 will introduce amendments to the Hazardous Products Act and other consequential amendments to align and synchronize implementation of common classification and labelling requirements for workplace hazardous chemicals. This measure will facilitate international trade, reduce costs to businesses and consumers and enhance worker health and safety through improved and consistent hazard identification, which will provide a net benefit for Canadians of nearly $400 million in increased productivity and decreased health and safety costs.

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Windsor-Detroit International Crossing

Economic Action Plan 2014 proposes to provide $470 million over two years on a cash basis for a new Windsor-Detroit International Crossing.

The Windsor-Detroit trade corridor is the most important international land crossing in North America, handling 30 per cent of Canada-U.S. trade carried by truck. In 2012, approximately 2.5 million trucks carrying over $100 billion in trade used this corridor. The Government has been working towards building a new international crossing between Windsor, Ontario and Detroit, Michigan, in recognition that an efficient and secure corridor is essential to the competitiveness of the manufacturing sector, and Canada’s economy more broadly.

The Government has made progress in advancing the construction of the new bridge, including concluding a governance agreement with the State of Michigan and obtaining a Presidential Permit from the United States Government to proceed with construction on the American side of the crossing.

The Government is providing $631 million over two years on a cash basis to advance the construction of the new crossing, of which Economic Action Plan 2014 proposes to provide $470 million over two years on a cash basis to support necessary procurement and project delivery activities.

This project will be undertaken as a public-private partnership, to allow the Government to leverage the expertise and innovation of the private sector to deliver this complex project on time and on budget.

Extension of the Softwood Lumber Agreement

The Canada-U.S. Softwood Lumber Agreement has ensured stable and fair market access to the United States for Canadian softwood lumber producers. The Agreement protects the ability of provinces to manage their forest resources and provides for independent and impartial rulings on matters relating to softwood lumber trade. In 2012, the Government announced an extension of the Agreement until October 2015, in order to continue to minimize trade disruptions for Canadian producers. The Agreement will be supported by a federal-provincial administrative arrangement that is aligned with the mutually agreed objective of cost recovery for services provided.

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Strengthening Canada’s Intellectual Property Regime

Economic Action Plan 2014 proposes to modernize Canada’s intellectual property framework to better align it with international practices.

Canada’s existing framework for protecting intellectual property is not aligned with international practices, creating unnecessary costs for our innovative businesses. Harmonizing Canada’s intellectual property regime with international norms will help Canada’s innovative businesses access international markets, lower costs and draw foreign investment to Canada by reducing the regulatory burden and red tape faced by businesses.

Economic Action Plan 2014 proposes to modernize Canada’s intellectual property framework by ratifying or acceding to the following widely recognized international treaties: the Madrid Protocol, the Singapore Treaty, the Nice Agreement, the Patent Law Treaty and the Hague Agreement. The Government has tabled these treaties in Parliament and will propose the required legislative amendments to the Patent Act, the Trade-marks Act and the Industrial Design Act. The benefits expected for Canadian businesses from these reforms are significant. For example, accession to the trade-mark treaties will make it possible for a company to obtain protection for trade-marks in a number of countries through a single international application filed in one language, in one currency, with the International Bureau of the World Intellectual Property Organization, reducing paperwork and business costs.

Amendments will also be introduced to the Trade-marks Act to establish that the responsibilities of the Commissioner of Patents and Registrar of Trade-marks reside with a single individual.

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Enhancing Consumer Awareness of Canadian-Made Products

Economic Action Plan 2014 announces that a private sector steering committee will be established to lead the development of a “Made-in-Canada” consumer awareness campaign.

The quality of Canadian products is recognized across the country and around the world. Branding products “Made in Canada” is a potentially powerful tool to encourage consumers—both in Canada and internationally —to choose such products. While other countries such as Australia have capitalized on their national brand as a competitive advantage, no widely recognized Canadian branding exists.

To help address the interests of consumers and highlight the quality and range of Canadian products, as we compete in more diverse export markets, the Government will undertake consultations with the private sector to develop a “Made-in-Canada” branding campaign. A private sector steering committee will be established to lead this initiative. Additional details will be announced in the coming months.

International Example of a Domestic Branding Campaign

The Australian Made campaign was launched in 1986 and is currently overseen by the Australian Made Campaign Limited (AMCL). In addition to managing the Australian Made logo, the AMCL hosts a website that markets participating products and presents Australian companies’ profiles. Approximately 1,700 Australian companies currently use the logo on over 10,000 products.

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Reducing Barriers to Internal Trade

Economic Action Plan 2014 makes a number of commitments to strengthen the Canadian economic union to the benefit of consumers and businesses.

The Government has made significant progress opening international markets to Canadian businesses, but more must be done within our own borders to ensure the free movement of goods and services across provincial and territorial boundaries. It should not be more difficult to conduct trade within Canada than it is to trade with other countries. These unnecessary barriers cost jobs, impede growth and inconvenience Canadians.

For example, small business registration requirements vary from province to province. This creates a hurdle for firms to grow beyond their home province and seize opportunities in other parts of Canada. The need for small business to respond to these inconsistencies costs our economy and hurts job creation.

In June 2013, the Government convened a conference on the Agreement on Internal Trade involving over 100 leaders from the public, private, labour and academic sectors to explore the obstacles to internal trade and potential solutions. Key findings and recommendations emerging from this conference were presented by Canada’s Public Policy Forum in Canada’s Evolving Internal Market—An Agenda for a More Cohesive Economic Union, released in January 2014.

Engagement With Provinces and Territories

The New West Partnership Trade Agreement, an agreement among British Columbia, Alberta and Saskatchewan, has proved that cooperation among jurisdictions can result in the elimination of growth-limiting barriers. The Government fully supports the use of such agreements among willing partners to make improvements within the domestic economy and applauds those provincial governments for their leadership in this area.

The Minister of Industry has challenged his provincial and territorial colleagues to come together this Spring to discuss ambitious approaches to advance internal trade, and to each bring forward three specific actions they could enact to advance internal trade in Canada.

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Recommendations of Canada’s Public Policy Forum on Internal Trade

In January 2014, Canada’s Public Policy Forum released a report highlighting the key findings of the Symposium on the Agreement on Internal Trade (AIT), a multi-stakeholder conference convened by the Government of Canada in June 2013 to explore opportunities to advance internal trade. Overall, the Forum noted significant challenges and limited progress, and made the following recommendations:

•   A key challenge in strengthening internal trade is that governments and stakeholders are unable to gauge the economic impact of barriers due to a lack of data and research. It was recommended that understanding of internal trade barriers be increased by developing a knowledge base of existing trade barriers in order to assess their economic impacts and plan for their removal.

•   Engage all AIT parties in the pursuit of an ambitious and inclusive work plan outlining a common approach to improving internal trade and ensuring that Ministers responsible for internal trade remain proactive and commit to this important priority.

•   Implement changes to the governance of the AIT to increase its scope to all economic sectors unless explicitly excluded by parties, strengthen the ability of parties to advance ambitious initiatives, and become more inclusive of non-government stakeholders.

•   Advance regulatory alignment initiatives and reduce the reporting burden associated with regulation and corporate registration.

Identifying Priority Areas for Action on Internal Trade

To better identify measures currently restricting trade and enhance the understanding of their impact, the Government will work to develop an Internal Trade Barriers Index, modelled on the Services Trade Restrictiveness Index of the Organisation for Economic Co-operation and Development. The Index will play a key role in identifying measures that currently restrict trade and in helping all jurisdictions focus reforms and negotiation efforts on priority areas.

In addition, the Government will explore opportunities to work with willing jurisdictions through initiatives such as BizPaL, the online portal for federal, provincial, territorial and municipal permits and licences, to make it easier for Canadian businesses to operate anywhere across the country.

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Removing Barriers to the Movement of Goods Within Canada

As indicated in the 2013 Speech from the Throne, the Government will also take action within its jurisdiction to strengthen internal trade by introducing further amendments to the Importation of Intoxicating Liquors Act to allow Canadians to take beer and spirits, in addition to wine, across provincial boundaries for their personal use.

These amendments will build on the work of the Member of Parliament for Okanagan–Coquihalla Dan Albas and his Private Member’s Bill (Bill C-311), recently adopted by Parliament, which removes the federal restrictions prohibiting individuals from moving wine from one province to another for personal use.

The Government will continue to pursue opportunities to revitalize the Agreement on Internal Trade in collaboration with provinces and territories, in order to strengthen the internal market for the benefit of Canadian businesses and consumers.

Federal Action Has Strengthened Internal Trade

Since 2006, the Government has advanced a number of initiatives to enable the seamless movement of people, goods, services and investment across Canada. For example the Government has:

•   Enhanced the mobility of apprentices by working with provinces to harmonize requirements for and examine the use of practical tests as a method of assessment.

•   Streamlined and harmonized permit and licence requirements, through the expansion and upgrade of BizPaL.

•   Streamlined the regulatory review process for major natural resource projects by creating the Major Projects Management Office and the Northern Projects Management Office, and by addressing the complexity and regulatory overlap that have caused delays and uncertainty in the development of resource projects.

•   Advanced initiatives to improve the seamlessness of Canadian financial markets and services including the work towards establishing a cooperative capital markets regulatory system with willing provinces and territories.

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Supporting Advanced Research and Innovation

The development of new ideas and new products is key to Canada’s future prosperity—it fuels the growth of small and large businesses and drives productivity improvements that raise the standard of living of Canadians. Canada remains the G-7 leader in research and development (R&D) expenditures in the higher education sector as a share of the economy.

The Government plays an important role in Canada’s science, technology and innovation system. Since 2006, the Government has provided more than $11 billion in new resources to support basic and applied research, talent development, research infrastructure, and innovative activities in the private sector, including more effectively aligning federal support for research with business needs.

To be successful in the highly competitive global economy, Canada must continue to improve its approach for developing high-quality, talented people, performing world-leading research and generating new breakthrough ideas. The Government has increased support for these activities in each year since 2006, including through the recession, as illustrated in Chart 3.2.5. In 2013, this support exceeded $3 billion for research in the post-secondary education sector alone.

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Canadian businesses will also need to better harness innovation and translate knowledge into marketable products and services to make competitive gains and create high-quality, value-added jobs. To sharpen the focus and improve the impact of federal investments in Canada’s science, technology and innovation system, the Government has recently completed consultations on an updated Science, Technology and Innovation Strategy, and will release the updated Strategy later this year.

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Economic Action Plan 2014 reinforces Canada’s economic strength with new support for research and innovation totalling more than $1.6 billion over the next five years. This includes the largest annual increase in research support through the granting councils in over a decade when fully phased in, providing stable and predictable funding for leading-edge research, including discovery research funded through core granting council programming. Economic Action Plan 2014 also takes steps to foster social innovation through projects at colleges and polytechnics, and support the translation of knowledge into new business opportunities that benefit Canadians. The Government is also taking action to ensure that its defence spending supports high-quality jobs and business opportunities in Canada.

Securing International Leadership in Science and Innovation

Economic Action Plan 2014 proposes to create the Canada First Research Excellence Fund with $1.5 billion in funding over the next decade to help Canadian post-secondary institutions excel globally in research areas that create long-term economic advantages for Canada.

Federal investments in research and development have contributed significantly to Canada’s strong performance in the fields of science and technology. But Canada cannot be complacent, as Canadian post-secondary institutions face significant competition from their counterparts in other countries for the best minds, partnership opportunities and breakthrough discoveries. Canada’s ability to attract top research talent, innovators and enterprises requires its world-class institutions to be able to seize emerging opportunities and strategically advance their greatest strengths on the global stage.

Economic Action Plan 2014 proposes to create the Canada First Research Excellence Fund, which will help Canadian post-secondary research institutions leverage their key strengths into world-leading capabilities that will generate benefits for Canadians. Economic Action Plan 2014 proposes to provide the Canada First Research Excellence Fund with $50 million in 2015–16, growing to $100 million in 2016–17, $150 million in 2017–18, and reaching a steady-state level of $200 million annually in 2018–19 and beyond. Within the next decade, the Canada First Research Excellence Fund will provide an additional $1.5 billion to advance the global research leadership of Canadian institutions.

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The Canada First Research Excellence Fund will position Canada’s post-secondary institutions to compete with the best in the world for talent and breakthrough discoveries, creating long-term economic advantages for Canada. The Canada First Research Excellence Fund, administered by the Social Sciences and Humanities Research Council on behalf of all the granting councils, will be available to all post-secondary institutions on a competitive, peer-reviewed basis. Further details on this initiative will be made available later this year.

Supporting Leading-Edge Research Through the Granting Councils

Economic Action Plan 2014 proposes to provide an additional $46 million per year on an ongoing basis to the granting councils in support of advanced research and scientific discoveries, including the indirect costs of research.

Research undertaken at Canadian universities, colleges and other institutions has advanced scientific and social understanding. The creation of knowledge, application of scientific discoveries and development of highly qualified people bring social and economic benefits to all Canadians.

Economic Action Plan 2014 proposes to provide an additional $46 million per year, starting in 2014–15 and on an ongoing basis, to the granting councils in support of advanced research and scientific discoveries. The new resources are allocated as follows:

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$15 million per year to the Canadian Institutes of Health Research, for the expansion of the Strategy for Patient-Oriented Research, the creation of the Canadian Consortium on Neurodegeneration in Aging and other health research priorities.

•	$15 million per year to the Natural Sciences and Engineering Research Council, to support advanced research in the natural sciences and engineering.

•	$7 million per year for the Social Sciences and Humanities Research Council, to support advanced research in the social sciences and humanities.

•	$9 million per year for the Indirect Costs Program.

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Tackling Alzheimer’s Disease and Dementia

Funding for the creation of the Canadian Consortium on Neurodegeneration in Aging in Economic Action Plan 2014 implements the 2013 Speech from the Throne commitment to renew investments in health research to tackle the growing onset of dementia and related illnesses. With this initiative, Canada is joining forces with its G-8 counterparts to support additional research with a view to finding a cure for dementia by 2025.

The impacts of dementia on individuals, care-givers, families, and national economies are significant, and are only expected to intensify. By 2031, it’s estimated that 1.4 million Canadians will have dementia, costing the Canadian economy nearly $300 billion. The Government of Canada is concerned about rising rates of dementia and is taking action.

—The Honourable Rona Ambrose, Minister of Health

G-8 London Summit, December 11, 2013

The new resources for the Indirect Costs Program will build on its current $332-million annual budget, which supports indirect costs associated with federally sponsored research such as the renovation and maintenance of research facilities, resources for libraries, information technology, management of intellectual property and knowledge transfer activities. Since 2006, the Government has increased support for the indirect costs of research by over 25 per cent. The Government will continue to work with the post-secondary sector, including the Association of Universities and Colleges of Canada, to improve the results, awareness and performance measurement of these vital investments.

These measures will augment the granting councils’ current combined base budgets of about $2.7 billion per year. The granting councils have received new support in every year since 2006.

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Enhancing Industry-Relevant Research Training

Economic Action Plan 2014 proposes to provide $8 million over two years to Mitacs to expand its support for industrial research and training of postdoctoral fellows.

Mitacs is a leader in facilitating industry-academic research collaborations that help to prepare talented graduate students and postdoctoral fellows to become the next generation of innovators and research and development (R&D) managers. Mitacs’ programming includes the Elevate initiative, which provides postdoctoral fellows with industry-relevant research experience and training. This type of training helps ensure that Canadian businesses have a highly qualified pool of managers to lead R&D activities and increase productivity. This kind of investment in training is key to job creation and economic growth and will help address an acute shortage of skills challenging the growth of Canadian businesses.

Economic Action Plan 2014 proposes to provide $8 million over two years to Mitacs in order to expand its Elevate program. Going forward, Mitacs will become the single delivery agent of federal support for postdoctoral industrial R&D fellowships, as the Natural Sciences and Engineering Research Council’s Industrial R&D Fellowships program will be wound down with its resources redeployed to other priorities within the Council, including basic discovery research. This consolidation of offerings is consistent with the Government’s intent to streamline programs with similar objectives in order to reduce duplication and scale up the most successful approaches, in line with the recommendations of the Expert Panel Review of Federal Support to Research and Development.

Federal funding for Mitacs programs will also be made available to eligible not-for-profit organizations with an economic orientation, in addition to currently eligible industrial partners.

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Mitacs Is Helping to Train the R&D Leaders of Tomorrow

Mitacs is a leader in creating linkages between industry and talented graduate students and postdoctoral fellows, helping to develop the pool of innovators and managers needed by Canada’s innovative companies. Its success stories include:

•   Enhanced data analytics in support of better logistics—BMI Technologies manufactures onboard sensor systems tracking the usage of forklifts. The company has involved a multidisciplinary team of five Mitacs interns to help improve the technology allowing for automatic data analysis across a large fleet of vehicles, which would link to a centralized monitoring system. Advances are helping the company create more efficient maintenance schedules, minimizing downtime for its vehicles.

•   Assessing the cognitive processes involved in gaming—In partnership with Ubisoft Québec, a postdoctoral fellow in psychology at Université Laval has examined whether the analysis of eye movements during videogames can assess cognitive processes in the game and augment usual testing methods. The pattern of results showed a relationship between game outcome and the player’s eye movement.

Fostering Social Innovation Through Research at Colleges and Polytechnics

Economic Action Plan 2014 proposes to provide $10 million over two years in support of social innovation research projects at colleges and polytechnics.

Canadians benefit when community organizations are equipped with better tools and approaches for addressing society’s needs in areas such as education, integration of vulnerable populations and community development. Colleges and polytechnics play an important role in this regard, given their strong linkages with communities across Canada. Economic Action Plan 2014 proposes to provide $10 million over two years, starting in 2014–15, for a pilot initiative to connect the talent, facilities and capabilities of Canada’s colleges and polytechnics with the research needs of local community organizations. This funding will be administered by the Social Sciences and Humanities Research Council.

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Enabling World-Class Physics Research

Economic Action Plan 2014 proposes to provide $222 million over five years, starting in 2015–16, to the TRIUMF physics laboratory to support the facility’s world-leading research and international partnership activities.

The TRIUMF facility in British Columbia is Canada’s premier physics laboratory and is home to the world’s largest cyclotron particle accelerator. The facility brings together leading scientists, postdoctoral fellows and graduate students from across Canada through a unique 18-member university alliance, and connects these talented individuals with leading counterparts from around the world to explore the fundamental structure and origins of matter. Through TRIUMF’s ambitious international partnerships, Canadian researchers have been at the centre of some of the most important international research projects, most recently making critical contributions to the discovery of the Higgs boson particle at the Large Hadron Collider at the European Organization for Nuclear Research.

TRIUMF has also forged highly successful partnerships with industry leaders in order to commercialize its scientific breakthroughs, and is recognized globally for its innovative work in the production of medical isotopes used for treating thyroid, breast and other cancers. It has helped to launch several spin-off companies and accelerate the growth of existing firms by sharing expertise, laboratory and research space, and jointly developing leading-edge research equipment.

Economic Action Plan 2014 proposes to provide $126 million over five years, beginning in 2015–16, to further support the world-leading research taking place at TRIUMF. Combined with an additional $96 million from the existing resources of the National Research Council, federal support for TRIUMF’s core operations will total $222 million over this five-year period.

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TRIUMF’s Research is Fuelling Innovation

TRIUMF works with industry partners to commercialize its scientific breakthroughs and has helped to launch spin-off companies and accelerate the growth of existing businesses. Its partners include:

•   Particle accelerator equipment developer IKOMED Technologies, which has recently demonstrated its patented technology and secured private sector financing to expand its product offerings. The company has signed an agreement with GE Healthcare to manufacture a product that is expected to result in the creation of new high-value jobs.

•   D-Pace, a provider of state-of-the-art engineering products and services for the particle accelerator industry, which has doubled its revenues in each of the past four years, increased its employment base and expanded its customer portfolio internationally as a result of its research and licensing partnerships with TRIUMF.

Supporting Atomic Energy of Canada Limited

Economic Action Plan 2014 proposes to provide $117 million over two years for Atomic Energy of Canada Limited to maintain safe and reliable operations at the Chalk River Laboratories, ensure a secure supply of medical isotopes and prepare for the expected transition of the laboratories to a Government-Owned, Contractor-Operated model.

Atomic Energy of Canada Limited (AECL) is a federal Crown corporation that operates Canada’s largest nuclear science and technology laboratories. AECL develops innovative applications of nuclear technology, with applications ranging from research and development to waste management and decommissioning nuclear facilities. The Government has announced that it is moving forward with the restructuring of AECL’s nuclear laboratories to ensure that their operations are efficient and continue to meet the needs of Canadians. Economic Action Plan 2014 proposes to provide $117 million over two years to AECL to maintain safe and reliable operations at the Chalk River Laboratories, ensure a secure supply of medical isotopes and prepare for the expected transition of the laboratories to a Government-Owned, Contractor-Operated model.

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Fostering Canadian Leadership in Quantum Research and Technologies

Economic Action Plan 2014 proposes to provide $15 million over three years, starting in 2014–15, to support the Institute for Quantum Computing’s strategic plan to carry out and commercialize leading-edge research in quantum technologies.

The Institute for Quantum Computing, based at the University of Waterloo, is a leading Canadian research facility that contributes to breakthrough science at the outer limits of knowledge. Quantum computing involves harnessing the laws of quantum mechanics to process information. This capability could bring tremendous opportunity, including in areas such as cryptography and medical diagnostics. Quantum computing could launch new technologies that transform traditional markets, create new industries and generate a wave of leading-edge jobs in the Kitchener-Waterloo Region’s “Quantum Valley.”

To sustain Canada’s leadership position in quantum information research, Economic Action Plan 2014 proposes to provide $15 million over three years, starting in 2014–15, to support the Institute’s strategic plan to carry out and commercialize leading-edge research in quantum technologies. This funding will help the Institute continue to attract world-leading research talent, and increasingly translate new knowledge into innovative quantum technologies for the benefit of all Canadians.

Seizing the Opportunities of Open Data

Economic Action Plan 2014 proposes to provide $3 million over three years to the Canadian Digital Media Network for the creation of the Open Data Institute, through the Federal Economic Development Agency for Southern Ontario.

Data are the 21st century’s new natural resource. A rapidly increasing amount of data is being generated from a multiplicity of sources. Datasets are becoming so vast and diverse that a typical database would be insufficient to capture, store, manage and analyze them. With the rapid advancement of technology, it is now possible to work through such data to identify opportunities for new products and services, or new ways to operate more effectively and efficiently.

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The release of information by governments for free use by citizens and businesses, known as Open Data, creates jobs by fuelling creativity, entrepreneurship and innovation. Open Data is a growing international movement. More than 40 countries, from every region of the world and at every stage of development, have established Open Data initiatives. These nations are opening up datasets that can promote economic development, spark innovation and help to find ways to make governments work better.

In Canada, the Government is committed to leading Open Data initiatives focused on stimulating the digital economy with the free flow of useful and usable data. The Government is delivering on its Open Data commitments, outlined in Canada’s Action Plan on Open Government, by:

•	Ensuring the continued release of high-value datasets.

•	Stimulating the “app” economy by supporting Open Data “appathons.”

•	Encouraging the use of Open Data to raise productivity and create new products and services to benefit Canadians.

To help ensure that Canada captures the commercial opportunities presented by Open Data, Economic Action Plan 2014 proposes to provide $3 million over three years, from the existing resources of the Federal Economic Development Agency for Southern Ontario, for the creation of the Open Data Institute, to be based in Waterloo, Ontario. The new Institute will play a role in aggregating large datasets, informing the development of interoperability standards, and catalyzing the development and commercialization of new data-driven apps.

This initiative will be spearheaded by the Canadian Digital Media Network, a federally funded Centre of Excellence for Commercialization and Research, which provides support to Canadian companies and entrepreneurs in the information and communications technology sector and facilitates their collaboration with research institutes, governments and other organizations. The Government’s support will lever additional contributions from the Institute’s other partners, including Desire2Learn, OpenText Corporation, Communitech and the University of Waterloo.

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Supporting Innovation in Atlantic Canada

Economic Action Plan 2014 announces the Government’s intention to refocus its Atlantic Canada-based innovation programs.

Encouraging innovation is essential to economic growth and increased productivity in Atlantic Canada. The Government remains committed to supporting innovation and commercialization throughout the region and building on the success of the Atlantic Canada Opportunities Agency’s work with businesses, universities and colleges. Over the next five years, the Atlantic Canada Opportunities Agency will provide approximately $450 million to support innovation and commercialization under its current suite of programs, including the Atlantic Innovation Fund and the Business Development Program.

Over the coming year, the Government will refocus its innovation programs delivered through the Atlantic Canada Opportunities Agency to ensure that they are responsive to the needs of business, including small and medium-sized enterprises, and that they effectively support the development and commercialization of new ideas, technologies, products and services that lead to strong economic growth.

Securing a Competitive and Innovative Automotive Sector

Economic Action Plan 2014 proposes to provide an additional $500 million over two years to the Automotive Innovation Fund, to support significant new strategic research and development projects and long-term investments in the Canadian automotive sector.

The automotive industry is among Canada’s leading employers and exporters, and is a key contributor to our economy. It represented 10 per cent of manufacturing GDP and 14 per cent of total merchandise exports in 2012. The sector also directly employs more than 115,000 Canadians in Southern Ontario and across Canada from automotive assembly to parts production.

The Automotive Innovation Fund (AIF) provides repayable contributions to automotive firms that are undertaking strategic, large-scale research and development projects focused on new vehicle technologies. Established in Budget 2008, the AIF has provided commitments totalling up to $316 million to six projects involving automotive assemblers and parts makers. This funding has leveraged commitments of up to $2.3 billion in private sector investments.

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In order to attract major investment projects, such as new global platforms, and secure Canada’s automotive footprint, Economic Action Plan 2014 proposes to provide an additional $500 million over two years to the AIF. This new funding will support private sector investment in the long-term competitiveness of the Canadian automotive sector and create and sustain jobs and economic growth.

Defence Procurement Strategy

The Government is implementing the Defence Procurement Strategy to ensure defence procurement generates economic benefits and jobs for Canadians.

The Government recognizes the importance of building a stronger and more competitive defence sector that is better able to develop innovative products and solutions, deliver high-value exports and create high-paying jobs for Canadians.

The Defence Procurement Strategy has three key objectives: delivering the right equipment to the Canadian Armed Forces in a timely manner; improving the economic outcomes of defence procurement in terms of high-quality jobs for Canadians and exports for Canadian firms; and streamlining decision-making processes.

The Defence Procurement Strategy will ensure early and continuous engagement with industry in the procurement process, including through the publication of an annual Defence Acquisitions Guide that outlines Canada’s defence procurement priorities. The Strategy will also require a value proposition for each major procurement that will specify how it will support key industrial capabilities and increase the competitiveness of Canadian firms in the global marketplace.

The Defence Procurement Strategy is based on the 2013 report by Mr. Tom Jenkins, Canada First: Leveraging Defence Procurement Through Key Industrial Capabilities, and was developed in collaboration with the Canadian Association of Defence and Security Industries and the Aerospace Industries Association of Canada. The Government’s new approach to defence procurement will help create jobs, build industrial capacity, encourage innovation, promote export opportunities and drive economic growth in Canada.

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Promoting Canada’s Financial Sector Advantage

Canadians benefit from a strong and healthy financial sector. The sector plays a fundamental role transforming savings into productive investment in the economy, facilitating the efficient management of risk, and providing the payments infrastructure necessary for the exchange of goods, services and financial assets. Canada’s financial system is widely considered one of the most resilient and best regulated in the world. For the sixth year in a row, the World Economic Forum has recognized our banking system as the soundest in the world. Moreover, 5 Canadian financial institutions were among the top 20 in Bloomberg’s most recent list of the world’s strongest financial institutions (more than any other country).

Since the start of the global financial crisis, the Government has implemented a number of measures to maintain Canada’s financial sector advantage. These measures are designed to reinforce the stability of the sector and encourage competition. Economic Action Plan 2014 proposes new initiatives that will build on Canada’s financial sector advantage.

Reinforcing the Housing Finance Framework

The Government continues to implement measures to increase market discipline in residential lending and reduce taxpayer exposure to the housing sector.

The Government provides taxpayer-backed mortgage insurance and mortgage securitization to ensure that mortgages are readily available to creditworthy Canadians at a reasonable cost. This approach has been working well, largely because the Government has made a number of adjustments in recent years to support the stability of the housing market and the financial system.

The Government continues to adjust the housing finance framework to restrain the growth of taxpayer-backed mortgage insurance and securitization. These measures will support the stability of the housing sector and the financial system by increasing market discipline in mortgage lending. They will also reduce taxpayer exposure to the housing sector without compromising the availability of reasonably priced mortgages.

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The measures taken by the Government include:

•

The Government has adjusted the rules for government-backed mortgage insurance four times since 2008, including requiring a minimum down payment of 5 per cent and establishing a maximum amortization period of 25 years for mortgages with a down payment of less than 20 per cent.

•

For 2014, Canada Mortgage and Housing Corporation (CMHC) will pay guarantee fees to the Receiver General to compensate the Government for mortgage insurance risks. This will align CMHC with guarantee fees paid by private mortgage insurers.

•	For 2014, CMHC is reducing its annual issuance of portfolio insurance from $11 billion to $9 billion.

•

The Minister of Finance has reduced the amount of new guarantees that CMHC is authorized to provide under its 2014 securitization programs to $80 billion for market National Housing Act Mortgage Backed Securities and to $40 billion for Canada Mortgage Bonds.

•

A new legislative framework for covered bonds is now in effect. This framework has created a fully private source of funding using only uninsured mortgages as collateral. It has been recognized internationally for its high standards. Since July 2013, Canadian lenders have successfully issued more than $14 billion in covered bonds in three different currencies.

•

The Government has consulted stakeholders and will bring forward measures to implement Economic Action Plan 2013 initiatives to tie portfolio insurance to the use of CMHC securitization vehicles and prohibit the use of government-backed insured mortgages as collateral in securitization vehicles that are not sponsored by CMHC.

The Government continues to monitor the housing market and will make further adjustments as necessary.

Encouraging Competitive Financial Services

Economic Action Plan 2014 proposes to take action to encourage competitive financial services.

Canadians benefit from a competitive banking sector in which providers, in particular smaller banks and new entrants, compete for business. To ensure the regulatory framework promotes the entry and growth of smaller institutions, the Government announced a review on encouraging competitive financial services in Economic Action Plan 2013. Consultations in 2013 with industry and other stakeholders have been very useful in refining actions.

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Drawing from this input, the Government proposes to take a number of steps to improve the ability of new entrants and smaller banks to compete while preserving the safety and soundness of the sector:

•

The Government will address the interests of smaller banks in relation to the regulatory framework. The Office of the Superintendent of Financial Institutions (OSFI) has appointed an advisor to reach out to small banks and trusts and will address challenges faced by these institutions where feasible. OSFI will also review the approval process for establishing a new bank with a view towards streamlining it.

•

The Government will improve the ability of smaller banks to access funding from Canada Mortgage and Housing Corporation (CMHC). For example, CMHC’s new allocation methodologies have refocused portfolio insurance and securitization programs towards smaller lenders. CMHC will consider further flexible funding options for smaller lenders.

•

As described in the section “Updating and Clarifying the Federal Regime for Credit Unions,” the Government will support provincial credit unions that wish to move to the federal credit union framework by streamlining the process for amalgamations, enabling these credit unions to better compete and broaden choices for consumers by providing financial services across Canada and enhance stability.

The Government will study and consult on other measures to encourage competitive financial services. Potential measures include requiring large banks to provide access to deposit products from small federally regulated banks and trusts through dealers.

Establishing a Fair and Equitable Property and Causality (P&C) Demutualization Framework

Economic Action Plan 2014 is establishing a P&C demutualization framework that will provide for an orderly and transparent process and ensure that policyholders are treated fairly and equitably.

The Government proposes to introduce legislative and regulatory changes to establish a P&C demutualization framework. The Government will be consulting stakeholders on the framework, which will provide for an orderly and transparent process and ensure that policyholders are treated fairly and equitably.

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Improving Canada’s Economic Sanctions Regime

The Government will improve the effectiveness of its targeted financial sanctions regime and reduce the compliance burden on the private sector.

In fulfilling its foreign policy objectives and meeting its international obligations, Canada has implemented various economic sanction measures. These include financial sanctions targeting countries, entities and individuals that have been designated by the United Nations Security Council or sanctions that Canada has unilaterally identified as posing a threat to its citizens and interests. The obligations related to targeted financial sanctions, for example the seizure or freezing of assets, are set out in regulations and apply to all Canadians.

The Government recognizes that some improvements are required to increase the effectiveness of its financial sanctions regime and reduce the burden on the private sector, in particular the burden on smaller businesses. For example, businesses must currently use 19 separate lists of sanctioned individuals and entities from five different domestic and international websites. In addition, changes to the lists are not always systematically communicated to the private sector in a timely way. The Government, led by Foreign Affairs, Trade and Development Canada, will therefore adopt new administrative measures and propose legislative and/or regulatory amendments as necessary to improve the effectiveness of its targeted financial sanctions regime. This will help ensure that Canada remains a leader in safeguarding the integrity of the international financial system, as well as the safety and security of Canadians.

Cooperative Capital Markets Regulator

The Government is committed to improving the regulation of Canada’s capital markets.

On September 19, 2013, Canada, British Columbia and Ontario agreed to establish a Cooperative Capital Markets Regulator. The Cooperative Regulator will better protect investors, enhance Canada’s financial services sector, support more efficient capital markets and more effectively manage systemic risk in national capital markets. Along with British Columbia and Ontario, the Government continues to invite all other provinces and territories to participate in the implementation of the Cooperative System.

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Over-the-Counter Derivatives and Financial Benchmark Regulation

The Government is working to strengthen the regulatory regime for over-the-counter derivatives and financial benchmarks.

In recent budgets, the Government has introduced a number of measures to strengthen Canada’s regulatory regime for over-the-counter derivatives consistent with its G-20 commitments. Canada’s major banks, the largest participants in this market, are subject to effective prudential supervision by the Superintendent of Financial Institutions on their over-the-counter derivatives transactions.

The Government proposes to amend the Bank Act to create an explicit regulation-making authority for banks regarding over-the-counter derivatives. This will facilitate the integration and consolidation of over-the-counter derivatives regulations with the Cooperative Capital Markets Regulator when it becomes operational. It will also make it easier for foreign regulators to assess the Canadian regulatory framework in their equivalency determinations, which will benefit Canadian banks when transacting with foreign counterparties.

Recently, global regulators have adopted principles to strengthen the integrity, reliability and oversight of financial benchmarks that are used in a wide variety of financial contracts. Canadian banks submit data used to calculate various benchmarks. The Government therefore proposes to introduce amendments to the Bank Act to provide a regulation-making authority that would apply to Canadian banks in their submissions to financial benchmarks. This will strengthen Canada’s regulatory framework and respond to the new international standards.

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Strengthening the Governance of Canada’s Payments Sector

The Government is developing a comprehensive framework for the oversight of the Canadian payments system and will consult on the oversight of retail payments systems in the coming months.

In 2012, Canadians made roughly 24 billion payments, worth more than $44 trillion. The payments system is vital to consumers and to the continued strength of the Canadian economy.

Advances in information and communications technology have changed the way Canadians pay for goods and services. Paper-based payment methods such as cash and cheques are increasingly being replaced by a variety of electronic payment methods, including those offered by payment service providers like PayPal and others. New and innovative electronic payment methods can create significant benefits for consumers, such as greater convenience and speed and lower costs. However, these systems must also be safe and provide adequate consumer protection, so Canadians can have confidence in the payments system.

To protect consumers and ensure public confidence in the use of electronic payment methods, the Government is developing a comprehensive risk-based approach to the oversight of the Canadian payments system. The Government intends to consult publicly on the oversight of retail payments systems in the Spring of 2014.

As a first step, to ensure that Canada’s core national payments clearing and settlement infrastructure is operated for the benefit of Canadian consumers and businesses, the Government proposes to amend the Canadian Payments Act to introduce changes to the governance and accountability structures of the Canadian Payments Association. In addition, the Government proposes to expand and enhance the oversight powers of the Bank of Canada by amending the Payment Clearing and Settlement Act so it can better identify and respond to risks to financial market infrastructure in a proactive and timely manner.

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Improving Corporate Transparency

The Government will consider options to further strengthen corporate transparency in Canada, including an explicit ban on bearer instruments.

Accurate and accessible information on individuals that own or control private corporations assists law enforcement and other government agencies in the fight against money laundering and terrorist financing by improving the ability to trace and detect criminal funds in Canada. It also protects the tax base by supporting the Government’s efforts to ensure tax compliance.

The Government released Canada’s G-8 Action Plan on Transparency of Corporations and Trusts in June 2013 following the G-8 Leaders’ Summit. As part of this Plan, the Government will consider options to further improve corporate transparency, taking into account the results of Industry Canada’s current consultations on corporate transparency issues in the context of the Canada Business Corporations Act. The Government also commits to consider the option of an explicit ban on bearer instruments.

Updating and Clarifying the Federal Regime for Credit Unions

Economic Action Plan 2014 proposes to improve and clarify the federal regime for credit unions.

Canada is home to a strong financial sector, including credit unions that would like to operate across provincial boundaries to better serve their members. In 2010, the Government introduced a new federal credit union framework specifically for the purpose of supporting a vibrant and robust credit union system across Canada. To further support credit unions moving to the federal framework, the Government proposes to establish a streamlined process for amalgamating two or more provincial credit unions into one federal credit union. This will complement the Government’s recent announcement of offering temporary transitional support to eligible credit unions through extended deposit insurance and a short-term funding facility.

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In addition to making the federal credit union framework more robust, the Government will enhance clarity of the federal mandate. Joint supervision of provincial credit union centrals by the Office of the Superintendent of Financial Institutions will cease. Over the coming months, the Government will consult with provinces and industry on a two-year transition plan. The Government will review the powers of federal entities with respect to provincial credit unions’, caisses populaires’ and centrals’ access to direct federal support and will make amendments, as appropriate.

Providing Banking and Custodial Services for the Canada Deposit Insurance Corporation

Economic Action Plan 2014 proposes to make legislative amendments to permit the Bank of Canada to provide banking and custodial services to the Canada Deposit Insurance Corporation.

The Canada Deposit Insurance Corporation (CDIC) maintains a deposit insurance fund, into which CDIC member institutions pay annual premiums. The Bank of Canada currently provides some banking and custodial services to foreign central banks, and is uniquely positioned to provide similar services for the CDIC deposit insurance fund. The Government of Canada proposes to make legislative amendments to permit the Bank of Canada to provide banking and custodial services to CDIC.

Strengthening Canada’s Anti-Money Laundering and Anti-Terrorist Financing Regime

The Government will introduce legislative amendments to strengthen Canada’s anti-money laundering and anti-terrorist financing regime.

The Government of Canada is committed to a strong and comprehensive regime that is at the forefront of the global fight against money laundering and terrorist financing and that safeguards the integrity of Canada’s financial system and the safety and security of Canadians.

Canada’s regime remains strong and effective and is consistent with international standards. However, it is important to continually improve Canada’s regime to address emerging risks, including virtual currencies, such as Bitcoin, that threaten Canada’s international leadership in the fight against money laundering and terrorist financing.

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To this end, the Standing Senate Committee on Banking, Trade and Commerce undertook a five-year review of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act and issued its final report in March 2013. Concurrently, the Government consulted with stakeholders to solicit their views on specific proposals and identify additional measures for consideration.

Pursuant to this review, the Government will introduce legislative amendments and regulations to strengthen Canada’s anti-money laundering and anti-terrorist financing regime and improve Canada’s compliance with international standards, while minimizing the compliance burden.

For example, the Government proposes to:

•	Introduce anti-money laundering and anti-terrorist financing regulations for virtual currencies, such as Bitcoin.

•	Make online casinos subject to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act.

•

Enhance the ability of the Financial Transactions and Reports Analysis Centre of Canada (FINTRAC) to disclose to federal partners threats to the security of Canada, consistent with the Government’s response to the Commission of Inquiry into the Investigation of the Bombing of Air India Flight 182.

To implement these amendments, the Government proposes to provide FINTRAC up to $10.5 million over five years and up to $2.2 million per year ongoing. The Government also proposes to provide up to $12 million on a cash basis over five years to improve FINTRAC’s analytics system. This investment will increase efficiency, improve data quality and better meet the needs of Canadian law enforcement and other regime partners.

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Table 3.2.1

Fostering Job Creation, Innovation and Trade

millions of dollars

	2014–15	2015–16	Total

Keeping Taxes Low for Job-Creating Businesses
Reducing the Tax Compliance Burden
Revising Remittance Thresholds for Employer Source Deductions	5	15	20
Subtotal—Keeping Taxes Low for Job-Creating Businesses	5	15	20

Fostering Trade and Canadian Entrepreneurship
Windsor-Detroit International Crossing	195	302	497
Subtotal—Fostering Trade and Canadian Entrepreneurship	195	302	497

Supporting Advanced Research and Innovation
Securing International Leadership in Science and Innovation		50	50
Supporting Leading-Edge Research Through the Granting Councils	46	46	92
Enhancing Industry-Relevant Research Training	3	5	8
Fostering Social Innovation Through Research at Colleges and Polytechnics	5	5	10
Enabling World-Class Physics Research		44	44
Supporting Atomic Energy of Canada Limited	113	4	117
Fostering Canadian Leadership in Quantum Research and Technologies	5	5	10
Seizing the Opportunities of Open Data	1	1	2
Securing a Competitive and Innovative Automotive Sector	250	250	500
Subtotal—Supporting Advanced Research and Innovation	423	410	833

Promoting Canada’s Financial Sector Advantage
Strengthening Canada’s Anti-Money Laundering and Anti-Terrorist Financing Regime	1	2	3
Subtotal—Promoting Canada’s Financial Sector Advantage	1	2	3

Total—Fostering Job Creation, Innovation and Trade	624	729	1,354
Less funds existing in the fiscal framework	100	175	275
Less funds sourced from internal reallocations	98	85	183

Net fiscal cost	427	469	896
Note: Totals may not add due to rounding.

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Chapter 3.3

Responsible Resource Development,

Conserving Canada’s Natural Heritage,

and Investing in Infrastructure

and Transportation

Highlights

Responsible Resource Development

✓	The Government will develop and present detailed responses to the recommendations made by the Tanker Safety Expert Panel and the Special Representative on West Coast Energy Infrastructure.

✓	$28 million over two years to the National Energy Board for comprehensive and timely reviews of project applications and to support the Participant Funding Program.

✓	Eliminating tariffs on mobile offshore drilling units used in offshore oil and gas exploration and development.

✓	$66.1 million over two years to renew the Atlantic Integrated Commercial Fisheries Initiative and the Pacific Integrated Commercial Fisheries Initiative.

Supporting Mining, Forestry and Agriculture

✓	Supporting mineral exploration by junior companies by extending the 15-per-cent Mineral Exploration Tax Credit for flow-through share investors for an additional year.

✓	$90.4 million over four years to continue to support the Investments in Forest Industry Transformation program.

✓	$18 million over four years for early intervention to prevent the spread of spruce budworm in Atlantic Canada and Quebec.

✓	Expanding the types of farming livestock that qualify for tax deferral on sale by farmers dealing with extreme weather conditions.

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Asserting Canada’s Sovereignty by Investing in the North

✓	Exercising Canada’s sovereignty over the North by securing international recognition of the limits of Canada’s extended continental shelf, including the North Pole.

✓	$40 million over two years, starting in 2014–15, to renew the Strategic Investments in Northern Economic Development program delivered by the Canadian Northern Economic Development Agency.

✓	Working with territorial governments to develop transportation infrastructure in the North.

✓

$70 million over three years for a new, targeted and time-limited fund to increase health services in the three territories in priority health areas and to reduce the reliance on outside health care systems and medical travel.

✓	Enhancing funding for Nutrition North Canada to help improve access to healthy food in the communities it serves.

Conserving Canada’s Natural Heritage

✓	$391.5 million over five years on a cash basis to the Parks Canada Agency to make improvements to highways, bridges and dams located in our national parks and along our historic canals.

✓	$15 million over two years to extend the Recreational Fisheries Conservation Partnerships Program.

✓	Encouraging additional donations of ecologically sensitive land by doubling, for income tax purposes, the carry-forward period for donations of such land.

✓	$10 million over two years to improve and expand snowmobile and recreational trails across the country.

✓	$3 million over three years to support the Earth Rangers Foundation to expand its existing family-oriented conservation and biodiversity programming.

✓	Expanding tax incentives for clean energy generation to include a broader range of equipment.

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Investing in Infrastructure and Transportation

✓	$165 million over two years on a cash basis to advance the construction of a new bridge for the St. Lawrence.

✓

$378 million over two years on a cash basis to advance the repair and maintenance of federal bridges in the Greater Montreal Area, including the Champlain Bridge to ensure it is properly maintained until the new bridge for the St. Lawrence opens.

✓

$58 million over two years to support the continued operation of the Digby, Nova Scotia–Saint John, New Brunswick, Wood Islands, Prince Edward Island–Caribou, Nova Scotia, and Îles de la Madeleine, Quebec–Souris, Prince Edward Island ferry services.

✓	$40 million over two years on a cash basis to accelerate repair and maintenance work at small craft harbours across Canada.

✓	$33 million over two years to support the divestiture of regional ports to local interests and the continued operation and maintenance of federally owned ports.

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Responsible Resource Development,

Conserving Canada’s Natural Heritage,

and Investing in Infrastructure

and Transportation

Major natural resource projects are an important source of development and job creation in all regions of Canada. Our diverse and abundant natural resource sector is an asset that benefits all Canadians, especially Aboriginal peoples. Economic Action Plan 2014 proposes to take further steps to ensure safe and responsible resource development.

Mining, forestry and agriculture represent important contributors to the Canadian economy and create jobs, particularly in many rural communities. Economic Action Plan 2014 proposes to continue to support innovation in the forestry and mining sectors. The Government has also made significant investments to help farmers create jobs and prosperity.

Canada’s North is a fundamental part of our heritage, our future and our identity as a country. Building on the Government’s vision for a new North, Economic Action Plan 2014 is taking action to ensure that the North realizes its full potential by exercising our Northern sovereignty, promoting economic prosperity and supporting the health of Northerners.

Protecting the health and well-being of Canadians by promoting a safe and clean environment is a Government priority. As highlighted in the recent Speech from the Throne, the Government will soon introduce a National Conservation Plan. To that end, Economic Action Plan 2014 proposes measures to invest in national parks, conserve recreational fisheries, protect ecologically sensitive land, expand recreational trails, and support family-oriented conservation and clean energy generation.

Economic Action Plan 2014 also makes strategic investments in public infrastructure and transportation services, including in major bridges, small craft harbours and ports, and ferry services. These investments will contribute to economic growth and job creation and provide a high quality of life for Canadians.

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Responsible Resource Development

Responsible resource development is an important part of the Government’s economic plan to create jobs, growth and long-term prosperity. Through the responsible development of our immense natural resources, Canadian companies are creating good, well-paying and highly skilled jobs in communities across Canada. In fact, Canada’s natural resource sector represents 18 per cent of the economy and over half of our exports, and supports 1.8 million jobs directly and indirectly. Furthermore, it generates about $30 billion annually in revenue to governments, equal to approximately half of all spending on hospitals in Canada in 2013.

Canada is a major player in the world energy economy, in addition to its strength in mining, forestry and agriculture. Hundreds of resource projects are underway or planned over the next 10 years representing a total potential investment of $650 billion. According to the Conference Board of Canada, British Columbia’s natural gas sector alone could attract an average of more than $7.5 billion in new investment each year from now until 2035.

These projects will create hundreds of thousands of jobs and generate significant economic growth. Canada’s energy advantage translates into concrete benefits for all Canadians as increasing revenues allow the Government to finance critical social programs and lower taxes.

The significant employment and profit opportunities for Aboriginal peoples associated with natural resource development cannot be overstated. The Government will continue to consult with Aboriginal partners on maximizing opportunities related to resource projects.

Action Plan to Improve Northern Regulatory Regimes

Territorial governments, Aboriginal groups and industry have repeatedly expressed the need for more predictable regulatory processes in the North that enhance environmental protection, while encouraging exploration and investment. Significant progress has been made to date as part of the Action Plan to Improve Northern Regulatory Regimes, including the Northern Jobs and Growth Act, which passed into law in June 2013. The Government is continuing to work with partners and stakeholders to improve regulatory regimes in the North, including through enhancements to the regulatory system in the Mackenzie Valley, presently being considered by Parliament, and through upcoming improvements to the Yukon Environmental and Socio-economic Assessment Act.

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Strengthening Canada’s Marine Oil Spill Prevention, Preparedness and Response Regime

The National Energy Board estimates that Canadian crude oil production will reach 5.8 million barrels per day by 2035, an increase of nearly 75 per cent over 2012 levels. In 2035, the oil sands are expected to account for nearly 86 per cent of Canada’s oil production, compared with 57 per cent in 2012. The Alberta government anticipates over $200 billion in capital investments in the oil sands between 2013 and 2022, each dollar of which would create about $8 of economic activity. The British Columbia government indicates that there is potential to create 21,600 construction jobs and 2,400 permanent jobs for operation and maintenance from liquefied natural gas facilities. Currently, about 98 per cent of Canada’s crude oil exports and 100 per cent of our natural gas exports are to the United States. Exporting only to the U.S. market has resulted in significantly lower Canadian crude oil prices relative to global benchmarks in recent years. This is significantly reducing the value of Canadian exports and gross domestic product.

As reiterated in the 2013 Speech from the Throne, ensuring safe and responsible resource development remains a key priority for the Government. Developing the infrastructure to build safe pipelines and strengthening the tanker safety regime to transport our energy exports to new markets are essential for Canada’s future prosperity and security. Canada’s west coast provides the most direct route for western oil and gas resources to fast-growing Asia-Pacific energy markets.

Since 2012, the Government has provided funding in support of increased tanker safety inspections, a new incident command system, new and modified aids to navigation, and stronger oversight requirements for pollution prevention and response at oil handling facilities.

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Supporting a World-Class Tanker Safety Regime

Since 2012, new measures in support of a world-class tanker safety regime include:

•   Extending the National Aerial Surveillance Program. This Transport Canada program provides for overflights of marine vessel traffic to prevent and detect discharges of pollutants. Additional hours of service are being provided.

•   A new Incident Command System, an integrated common organizational structure led by the Canadian Coast Guard involving personnel, policies, procedures, facilities and equipment. The system will more effectively manage oil spill response operations.

•   Science and technology research related to the environmental properties of non-conventional petroleum products, including the impacts of bitumen products when released into the marine environment. These activities will support planning and management of spill responses.

•   Navigational aids and systems in the Kitimat region and prevention countermeasures equipment (such as booms and skimmers).

•   Increased inspections of foreign tankers on their first visit to Canada from the current coverage of 49 per cent to 100 per cent, with annual inspections to follow thereafter.

•   Community partnerships in Aboriginal and Northern communities and foster engagement in planning processes for an oil spill response operation.

The Government is taking steps to continue improving the tanker safety regime as energy exports are expected to grow and create many high-quality jobs in Canada. On March 18, 2013, the Government announced the creation of the Tanker Safety Expert Panel to review Canada’s current tanker safety regime and propose further measures to strengthen it. The Panel was asked to conduct a pan-Canadian, evidence-based review and assessment of Canada’s tanker safety regime and to make recommendations to the Government on the development of a world-class system. The review had two components: the first component focused on the regime currently in place south of the 60th parallel, while the second component was to address the requirements for an Arctic regime.

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The Panel submitted its first report on the regime south of 600 N to the Government on November 15, 2013. The Panel made several recommendations regarding how the industry, communities and governments could better prepare for and respond to oil spills, including through enhanced planning, improved response capacity and stewardship. The Panel also suggested regular reviews to promote continuous improvement of the overall regime. The Government is carefully reviewing the Panel’s report and will present measures to respond to its recommendations in consultation with industry and Canadians.

Review of Pipeline Projects

Economic Action Plan 2014 proposes to provide $28 million over two years to the National Energy Board.

The National Energy Board is an independent federal agency established to regulate international and interprovincial aspects of the oil, gas and electric utility industries, including interprovincial and international pipelines. Economic Action Plan 2014 proposes to provide $28 million over two years to the National Energy Board to review project applications, such as TransCanada Pipelines Limited’s Energy East Pipeline Project, within legislated timelines to provide timeline certainty and to enhance the Participant Funding Program. This funding will be fully cost-recovered from industry.

Energy East Pipeline Project

TransCanada Pipelines Limited’s 4,500 kilometre Energy East Pipeline Project would carry 1.1 million barrels of crude oil per day from Alberta and Saskatchewan to refineries in Eastern Canada. According to TransCanada Pipelines Limited, the project is expected to add $35 billion to Canada’s Gross Domestic Product over 40 years and create 10,000 direct jobs during the project’s development and construction phase.

Supporting Offshore Oil and Gas Development

Economic Action Plan 2014 proposes to permanently eliminate tariffs on mobile offshore drilling units used in offshore oil and gas exploration and development. The duty-free status of these units, which was scheduled to expire in 2014, lowers business costs by $13 million annually, improving the global competitiveness of Canadian energy projects, and increasing the potential for valuable resource discoveries in Canada’s Atlantic and Arctic offshore areas. This measure will provide important maintenance and repair opportunities for Canadian shipyards.

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Special Representative on West Coast Energy Infrastructure

In 2012, more than 30,000 Aboriginal people worked in energy, mining and forestry jobs throughout Canada. And equally important, innovative partnerships are being formed between Aboriginal communities, governments and the private sector to capitalize on the potential social and economic benefits offered by natural resource development.

In March 2013, the Government appointed a Special Representative on West Coast Energy Infrastructure, Mr. Douglas Eyford, to engage with Aboriginal communities in British Columbia and Alberta on energy infrastructure development. The Government has made public the Special Representative’s final report and is closely reviewing the recommendations made in all four areas: building trust, fostering inclusion, advancing reconciliation and taking action. The Government will present measures to respond to Mr. Eyford’s report.

Supporting First Nation Fishing Enterprises

Economic Action Plan 2014 proposes to provide $66.1 million over two years to renew the Atlantic Integrated Commercial Fisheries Initiative and the Pacific Integrated Commercial Fisheries Initiative.

The Atlantic and Pacific Integrated Commercial Fisheries Initiatives help integrate First Nation fishing enterprises into existing commercial fisheries, providing economic opportunities for First Nation fishermen and improving the overall management of fisheries on the Atlantic and Pacific coasts. The Initiatives support First Nation participation in decision-making processes to ensure they are directly involved in the responsible management of commercial fisheries.

To build on the progress achieved to date and to continue promoting the integration of commercial fisheries, Economic Action Plan 2014 proposes to provide $66.1 million over two years to renew funding for the Atlantic and Pacific Integrated Commercial Fisheries Initiatives.

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Supporting Mining, Forestry and Agriculture

Mining, forestry and agriculture are important contributors to the Canadian economy. These sectors create jobs and prosperity, particularly in many rural Canadian communities. Economic Action Plan 2014 proposes to continue to support mineral exploration by junior companies and the forestry sector. The Government has also taken recent action to strengthen the agricultural sector.

Supporting Junior Mineral Exploration

Economic Action Plan 2014 proposes to extend the 15-per-cent Mineral Exploration Tax Credit for flow-through share investors for an additional year.

Canada is one of the world’s leading mining nations and has had the largest global share of spending on exploration for non-ferrous minerals every year since 2002. According to the Mining Association of Canada, over 90,000 Canadians are employed in mineral extraction and mining support activities in communities right across the country.

Promoting the exploration of Canada’s mineral resources by junior exploration companies helps create jobs and economic development across the country. The 15-per-cent Mineral Exploration Tax Credit helps these companies raise capital by providing an incentive to investors in flow-through shares issued to finance mineral exploration. This credit is in addition to the deduction provided to the investor for the exploration expenses “flowed through” by the company that issues the shares. Since 2006, the Mineral Exploration Tax Credit has helped junior mining companies raise over $5 billion for exploration. In 2012, over 350 companies issued flow-through shares with the benefit of the credit to more than 30,000 individual investors.

The credit is scheduled to expire on March 31, 2014. However, to support the mineral exploration efforts of junior exploration companies in a context of continued economic global uncertainty, Economic Action Plan 2014 proposes to extend the credit for an additional year, until March 31, 2015.

It is estimated that the extension of this measure will result in a net reduction of federal revenues of $45 million over the 2014–15 to 2015–16 period.

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Supporting Canada’s Forestry Sector

Economic Action Plan 2014 proposes to provide $90.4 million over four years starting in 2014–15 to continue to support the Investments in Forest Industry Transformation program.

Canada’s forestry sector directly employs over 200,000 workers in all regions of the country, including in 200 communities that rely on the sector for at least 50 per cent of their economic base. First established in Budget 2010, the Investments in Forest Industry Transformation (IFIT) program has been successful in enabling Canadian forestry companies to lead the world in demonstrating the viability of innovative technologies that improve efficiency, reduce environmental impacts, and create high-value products from Canada’s world-class forest resources. For example, IFIT provided support to the Tolko Industries Ltd. mill in Meadow Lake, Saskatchewan, to develop the first facility in North America to use innovative technology to boost productivity by enabling the production of different types of oriented strand board on a single production line. Economic Action Plan 2014 proposes to provide $90.4 million over four years starting in 2014–15 to renew the IFIT program.

The Government continues to work with the forestry sector as it invests in innovative new products and pursues new markets for Canadian forest products.

Protecting Jobs in Eastern Canada’s Forestry Sector

Economic Action Plan 2014 proposes to provide $18 million over four years, starting in 2014–15, for early intervention to prevent the spread of spruce budworm in Atlantic Canada and Quebec.

The spruce budworm is one of the most damaging insects for spruce trees in Canada, causing defoliation and tree mortality. Early intervention to prevent the spread of spruce budworm in Atlantic Canada and Quebec will protect the region from losing valuable forest resources to the severe defoliation that would be caused by a major outbreak.

Preventing the Spread of Spruce Budworm

During the peak of the last outbreak of spruce budworm in eastern Canada (1977-1981), defoliation caused timber volume losses of up to 44 million cubic metres per year in Canada, equivalent to 30 per cent of the total Canadian harvest in 2012. In New Brunswick, one of the most forestry-dependent provinces in Canada, the damage from this last outbreak resulted in significant defoliation that at one point covered just over half of the province’s total area.

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Economic Action Plan 2014 proposes to provide $18 million over four years starting in 2014–15 to support early intervention measures to stop the spread of the spruce budworm in Atlantic Canada and Quebec, including $2 million through Natural Resources Canada. These measures will help to maintain a viable forestry sector in eastern Canada and protect the jobs of workers that rely on the industry’s health.

Support for Canada’s Forestry Sector

The Government has taken several steps to increase the competitiveness and sustainability of Canada’s forestry sector, including:

•     Pulp and Paper Green Transformation Program: In 2009, the Government announced $1 billion for capital projects to improve the environmental performance of Canada’s pulp and paper mills. For example, $122 million was provided to Canfor Pulp Limited Partnership to improve the environmental performance at three pulp mills in Prince George, British Columbia. As a result, the annual energy savings at these mills is equivalent to the energy needed to heat all the homes in Prince George for a year.

•     Investments in Forest Industry Transformation (IFIT): First announced in Budget 2010, to date IFIT has enabled 12 world-first or Canada-first projects by forestry companies that demonstrate the viability of new technologies for improving efficiency, reducing environmental impacts, and creating non-traditional high-value products from Canada’s forest resources.

•     Canada-U.S. Softwood Lumber Agreement: In 2012, the Government announced the extension of the Agreement until October 2015, which will continue to provide stable and fair market access to the United States for Canadian softwood lumber producers. When the agreement was first implemented in October 2006, more than $5 billion in duty deposits was returned to Canadian producers.

•     Forestry Innovation and Market Development: Economic Action Plan 2012 provided $105 million over two years, starting in 2012–13, for the Forest Innovation Program, which helps forestry companies innovate and adopt emerging technologies, and for the Expanding Market Opportunities Program, which helps to expand export opportunities for forestry companies in traditional as well as in emerging markets such as China, India and the Middle East. Economic Action Plan 2013 provided an additional $92 million over two years, starting in 2014–15, to continue to support forestry innovation and market development.

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Supporting Farmers

The agriculture and agri-food sector plays a significant role in the Canadian economy, accounting for over $100 billion in economic activity and providing employment to over 2.1 million Canadians in 2011. The Government continues to take action to strengthen Canada’s agricultural sector through the new Growing Forward 2 policy framework, which came into effect on April 1, 2013. Under the framework, federal and provincial governments are providing more than $3 billion over five years for investments in innovation, competitiveness and market development. The framework also provides producers across Canada with an effective suite of Business Risk Management programs to assist in cases of severe market volatility and disasters.

Launching a Pilot Price Insurance Program for Western Livestock Producers

Sudden drops in market prices are a major source of risk for livestock producers. Starting this Spring, a new pilot price insurance program will be available to cattle and hog producers in Western Canada, offering insurance against unanticipated price declines. The four-year pilot Western Livestock Price Insurance Program is a unique and collaborative arrangement between the federal government and the Western provinces to enhance risk management options available to the livestock industry. The program will be actuarially sound and self-sustaining, with premiums fully funded by producers.

Tax Deferral for Farmers

Economic Action Plan 2014 proposes to expand the types of farming livestock that qualify for tax deferral on sale by farmers dealing with drought or excess moisture conditions.

A special income tax rule is available to farmers who dispose of breeding livestock due to drought or excess moisture conditions existing in specific regions in a given year. This rule permits farmers to exclude up to 90 per cent of the sale proceeds from their taxable income until the year following the sale, or a later year if the conditions persist. Economic Action Plan 2014 proposes to extend this tax deferral to bees and to all types of horses that are over 12 months of age and that are kept for breeding, effective for the 2014 and subsequent taxation years.

It is estimated that these changes will reduce federal revenues by a small amount in each of 2013–14, 2014–15 and 2015–16.

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Modernizing the Plant Breeders’ Rights Act

To continue supporting innovation and competitiveness in Canada’s agricultural sector, the Government has introduced the Agricultural Growth Act. The Act will enhance trade opportunities and the safety of agricultural products, reduce red tape and contribute to Canada’s overall economic growth. The legislation will also amend the Plant Breeders’ Rights Act to align it with the 1991 Convention of the International Union for the Protection of New Varieties of Plants (UPOV 91). Stronger intellectual property rights for plant breeders will encourage investment in Canadian research and development, improving access to new and innovative seed varieties for Canadian farmers. The new legislation includes Farmers’ Privilege, allowing farmers to continue to save and reuse seeds for replanting on their own farms.

Strengthening the Agricultural Sector

The new, five-year Growing Forward 2 framework agreement launched in 2013 makes available more than $3 billion in federal, provincial and territorial funding to support innovation, competitiveness and market development. This builds on the investment of $2.4 billion under the previous Growing Forward framework agreement. Under Growing Forward and Growing Forward 2, governments have provided assistance through the AgriInvest, AgriStability, AgriInsurance and AgriRecovery programs to help farmers manage income declines. Since 2007, these programs have provided more than $11 billion in payments to farmers.

The Government of Canada has also responded to specific challenges faced by the sector and has made targeted investments to enhance the long-term competitiveness of Canadian agriculture. Examples include:

•     $500 million to establish the Agricultural Flexibility Fund to improve the sector’s competitiveness and help it adapt to cost of production pressures.

•     $370 million to support rationalization and debt restructuring in the hog industry.

•     $349 million to the Canadian Wheat Board to transition the corporation to operate in the open market.

•     Over $300 million to support an exit strategy for tobacco producers.

•     $50 million to increase slaughter capacity.

•     $50 million for the Agricultural Innovation Program to support the development and commercialization of innovative new products, technologies, processes and services.

•     $44 million to transition the Canadian Grain Commission to a sustainable funding model.

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Removing Red Tape for the Beer Industry

The Government will modernize the compositional standards for beer under the Food and Drug Regulations to reflect innovation in the industry. The Government will also develop a plan to modernize other compositional standards.

The Government of Canada recognizes that some provisions under the Food and Drug Regulations are not keeping pace with industry innovation and changing markets. For example, the specific standards of composition for beer under the Food and Drug Regulations do not account for some new styles of craft beer on the market. The Government will develop a plan to address these issues through regulatory modernization initiatives.

Removing Red Tape for the Beer Industry

The brewing industry is an important contributor to the Canadian economy, representing more than $14 billion in economic activity or 0.9 per cent of total gross domestic product. The production, distribution and sale of beer together account for 163,200 Canadian jobs, or 1 out of every 100.

Creativity and innovation in the development of products are critical to success in this industry. Large and micro brewers alike are always looking to develop unique products that respond to consumers’ evolving tastes. To be successful in doing so, they require a modern regulatory environment that can keep pace with innovation.

Canada’s compositional standard for beer outlines the specific requirements that must be met for a product to be labelled, packaged, sold or advertised as beer. Brewers have raised concerns with the existing standard and the barriers it can create for product innovation.

For example, the Pump House Brewing Company experienced delays in launching its new “Blueberry Ale” when it was determined that existing labelling standards for beer and ale would not permit both names on the label. Similar regulatory impediments delayed the launch of Rickard’s “Cardigan Seasonal Spiced Lager.” Under the beer standard, the addition of a spice, in this case nutmeg, meant that there was a question as to whether the product could still be considered beer. This led to delays and additional costs.

The Government will modernize the compositional standard for beer to enable the industry to take full advantage of innovation and market developments. The Government will also develop a plan to modernize compositional standards for other foods and beverages.

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Asserting Canada’s Sovereignty by Investing in the North

Canada’s North is a fundamental part of our heritage, our future and our identity as a country. Building on the Government’s vision for a new North, Economic Action Plan 2014 is taking action to ensure that the North realizes its full potential by exercising our Northern sovereignty, promoting economic prosperity and supporting the health of Northerners.

Securing Recognition of Canada’s Extended Continental Shelf

The Government must define and assert its national borders and control access across them. This exercise of sovereignty is a core Government priority.

The Government will therefore continue its efforts to exercise Canada’s sovereign rights and secure international recognition of the limits of Canada’s extended continental shelf, including the North Pole, under the United Nations Convention on the Law of the Sea. In December 2013, Canada filed a submission that supports our claim to sovereignty of approximately 1.2 million square kilometres extended continental shelf in the Atlantic Ocean, but our work is not yet complete. When it comes to asserting a claim to an extended continental shelf, the currency of sovereignty is scientific data. The Government is therefore developing options to obtain the data required to support Canada’s claim to sovereign rights of additional territory beneath the Arctic Ocean, including the Lomonosov Ridge.

Supporting Northern Economic Development

Economic Action Plan 2014 proposes to provide $40 million over two years, starting in 2014–15, to renew the Strategic Investments in Northern Economic Development program delivered by the Canadian Northern Economic Development Agency.

Canada’s North has tremendous economic potential, particularly in the mining and oil and gas industries, and in renewable resource industries such as commercial fishing. The Strategic Investments in Northern Economic Development (SINED) program focuses on enhancing the economic infrastructure of the territories; developing the capacity of Northern organizations and individuals to help them take advantage of economic opportunities; promoting economic diversification; and increasing dialogue on Northern economic development issues.

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This core program of the Canadian Northern Economic Development Agency (CanNor) has advanced economic growth in the North and helped Northerners to benefit from resource development activities. To support development in the North, Economic Action Plan 2014 proposes to provide $40 million over two years, starting in 2014–15, to renew CanNor’s SINED program.

Developing Transportation Infrastructure in the North

The need for a strong network of transportation infrastructure in the territories has intensified as a result of population growth, increased demand for ecotourism and investment in resource development projects. To help unlock the economic potential of the North, the Government of Canada will work with territorial governments and local municipalities to develop transportation infrastructure in the North.

The Government’s Record Support for the North

Canada’s North is blessed with abundant natural resources, with the potential to fuel Northern economic and social development and secure Canada’s future prosperity. But riches in the ground, on their own, do not guarantee economic success. To realize its potential, the North requires efficient regulatory regimes, a skilled local workforce, low taxes, well-developed infrastructure, and extensive scientific and geological knowledge. Further, it is important to ensure that Northerners have control over development decisions and that successful Northern development means jobs and prosperity for Northerners themselves.

The Government is investing significantly in public infrastructure in the North:

•     $200 million to support the construction of the Inuvik to Tuktoyaktuk Highway.

•     A federal contribution of $71 million to support upgrades to Yukon’s Mayo B hydroelectricity plant.

•     The new Building Canada plan, announced in Economic Action Plan 2013, which includes $234 million in the first five years to municipalities in the territories through the renewed and indexed Gas Tax Fund.

•     A federal contribution of up to $77.3 million through the P3 Canada Fund for major improvements at the Iqaluit Airport.

•     $100 million over two years provided in Economic Action Plan 2013 to support the construction of new housing in Nunavut.

•     $49.7 million for Nunavut’s first small craft harbor, in Pangnirtung, to support Nunavut’s growing fishing industry.

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The Government’s Record Support for the North

The Government is facilitating resource development in the North. It has implemented legislation that fulfills outstanding obligations under land claim agreements and is streamlining and improving regulatory processes in the North. The Canadian Northern Economic Development Agency’s Northern Projects Management Office supports these changes by coordinating and providing advice on the regulatory review of major projects to foster economic development across the territories. The Government is supporting energy and mineral development by providing an additional $100 million over seven years through Economic Action Plan 2013 to complete geological mapping of Canada’s North by 2020. The Mineral Exploration Tax Credit for flow-through share investors is being further extended, providing support to mineral exploration by junior companies throughout Canada, including the North.

The Government has worked to improve and devolve Northern governance through devolution and self-government agreements. Upon devolution, on April 1, 2014, the Northwest Territories will become the second territory, after the Yukon in 2003, to assume control of its onshore lands and natural resources. Devolution will give the people of the Northwest Territories greater authority and control over Crown lands, the power to make resource management decisions relating to the oil, gas and minerals beneath those lands, and also the power to collect and share in royalty wealth generated by those lands.

Taking advantage of the economic opportunities in the North depends on developing and retaining skilled workers. To this end, in 2013 the federal government contributed $5.8 million over two years to the Northwest Territories Mine Training Society for a mining sector-skills training program and Economic Action Plan 2013 announced capital support for additional trades and technical facilities at Yukon College’s Centre for Northern Innovation in Mining. Budget 2011 provided $27 million for basic education in the three territories to help more Northerners acquire basic education skills so that they can get skilled jobs or take further vocational training. In addition, Budget 2008 enhanced the Northern Residents Deduction to assist employers in Canada’s Northern and isolated areas in attracting skilled labour to their communities.

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Territorial Health Investment Fund

Economic Action Plan 2014 proposes to provide $70 million over three years for a new, targeted and time-limited fund to increase health services in the three territories in priority health areas and to reduce the reliance on outside health care systems and medical travel.

To support the provision of timely access to quality health care in the North, the Government recently renewed long-term, predictable funding through the Canada Health Transfer and Territorial Formula Financing. In recent years, the Government has also provided additional funding to facilitate the transformation of territorial health systems to ensure greater responsiveness to Northerners’ needs and improve community-level access to services. This three-year investment will help territorial governments to improve health services in targeted areas while completing the transition to delivering more efficient and effective in-territory health services sustained by the significant and growing support provided through federal transfers.

Improving Access to Healthy Food for Northerners

Economic Action Plan 2014 proposes to enhance funding for Nutrition North Canada.

The cost of nutritious food is much higher in isolated Northern communities than other parts of Canada, making it more difficult for many families to eat healthy. In order to address these challenges, the Government introduced Nutrition North Canada in 2011. With a budget of $60 million per year, the program subsidizes retailers located in remote and isolated communities for the high cost of stocking perishable nutritious food in their stores, helping to reduce the price consumers pay and increasing their access to healthy food. People living in 103 isolated Northern communities benefit from this program, which also promotes culturally appropriate nutrition education and health promotion initiatives.

Economic Action Plan 2014 commits to enhance funding for the program to help improve access to healthy food in these communities. Details will be announced in the coming months.

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Conserving Canada’s Natural Heritage

Protecting the health and well-being of Canadians by promoting a safe and clean environment is a Government priority. Since 2006, the Government has taken significant action to protect our natural areas, including taking steps to add more than 160,000 square kilometres to the Canadian federal parks and marine conservation system—a more than 58-per-cent increase—and securing almost 4,000 square kilometres of ecologically sensitive private lands. Economic Action Plan 2014 proposes to provide over $400 million on a cash basis for measures to protect and preserve Canada’s rich natural heritage by making improvements to Canada’s national parks, conserving recreational fisheries, encouraging additional donations under Canada’s Ecological Gifts Program, expanding recreational trails, supporting family-oriented conservation and expanding tax support for clean energy generation.

The 2013 Speech from the Throne announced that the Government would act to protect Canada’s rich natural heritage through a new National Conservation Plan to further increase protected areas, focusing on stronger marine and coastal conservation. Details regarding the Plan, which will build on the measures proposed in Economic Action Plan 2014, will be announced in the coming months.

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Conserving Canada’s Natural Heritage

The Government is committed to the preservation of Canada’s natural heritage. Since 2006, significant resources have been allocated to conserve Canada’s iconic landscapes, seascapes and species for future generations, including:

•     Nearly $600 million for initiatives to preserve and restore Canada’s waters, including oceans and lakes.

•     Over $500 million to protect Canada’s diverse species and help secure the necessary conditions for their recovery through implementation of the Species at Risk Act.

•     $245 million for the Nature Conservancy of Canada to conserve ecologically sensitive land under the Natural Areas Conservation Program.

•     $140 million over 10 years and over $7.5 million per year ongoing to create Canada’s first national near-urban park in the Rouge Valley in Ontario.

•     $5.5 million over five years to establish the Mealy Mountains National Park in Labrador, which represents a key habitat for a threatened caribou herd.

•     Establishing the Nááts’ihch’oh National Park Reserve, Northwest Territories to protect the spectacular landscapes of the upper reaches of the world-famous South Nahanni River and to serve as a launching area for visitors to this Northern wilderness.

•     Expanding the Nahanni National Park Reserve located in the southwest corner of the Northwest Territories by six times.

•     Establishing the Lake Superior National Marine Conservation Area to create the largest freshwater protected area in the world.

•     Establishing the Gwaii Haanas National Marine Conservation Area Reserve next to the Gwaii Haanas National Park Reserve. The area embodies the rugged beauty and rich ecology of this remote Pacific Coastal region, which includes Giant Sitka spruce, breeching humpback whales and waters teeming with salmon and herring.

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Sustaining Canada’s National Parks

Economic Action Plan 2014 proposes to provide $391.5 million over five years on a cash basis to the Parks Canada Agency to make improvements to highways, bridges and dams located in our national parks and along our historic canals, facilitating better access to these national treasures.

Federal infrastructure plays a critical role in enabling the safe and efficient movement of people and goods, creating employment opportunities in many communities and supporting economic growth. Economic Action Plan 2014 proposes to provide $391.5 million over five years on a cash basis to the Parks Canada Agency to make improvements to highways, bridges and dams located in our national parks and along our historic canals. Proposed projects include structural repairs to the Crow Bay Dam, which is part of the Trent-Severn Waterway in Ontario, as well as paving and other repairs to the section of the Trans-Canada Highway which passes through Glacier National Park in British Columbia.

Conserving Recreational Fisheries

Economic Action Plan 2014 proposes to double annual funding for the Recreational Fisheries Conservation Partnerships program by providing an additional $15 million over two years.

The Recreational Fisheries Conservation Partnerships Program was established in June 2013 to support projects aimed at improving the conservation of recreational fisheries habitat. The Program brings partners together and pools their resources to support the common goal of conserving and protecting Canada’s recreational fisheries.

During the program’s first year, a total of 96 projects have been approved. For example, the Ontario Federation of Anglers and Hunters’ Community Stream Steward Program received funding to complete projects that removed barriers to fish passage such as debris and log jams and enhanced habitat by stabilizing riverbanks.

Economic Action Plan 2014 proposes to provide an additional $15 million over two years to extend the Recreational Fisheries Conservation Partnerships Program. Funding will allow the Government to support additional conservation projects in communities across the country.

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Donations of Ecologically Sensitive Land

Economic Action Plan 2014 proposes to double the carry-forward period for donations of ecologically sensitive land.

The Ecological Gifts Program provides a way for Canadians with ecologically sensitive land to protect natural areas and leave a legacy for future generations. Under the Program, donations to certain registered Canadian charities of land that has been certified as ecologically sensitive are eligible for special tax assistance, including the Charitable Donations Tax Credit for individual donors and a deduction for corporate donors. Charitable donations not claimed in a year may be carried forward for up to five years. To encourage additional donations of ecologically sensitive land, Economic Action Plan 2014 proposes to double the carry-forward period for donations of such land to 10 years, as recommended by the House of Commons Standing Committee on Finance in its February 11, 2013 report, Tax Incentives for Charitable Giving in Canada.

It is estimated that this change will reduce federal revenues by a small amount in each of 2013–14, 2014–15 and 2015–16.

Improving and Expanding Canada’s Snowmobile and Recreational Trails

Economic Action Plan 2014 proposes to provide $10 million over two years to improve and expand snowmobile and recreational trails across the country.

Canada has a vast network of recreational trails, which allow Canadians to experience the outdoors and appreciate this country’s natural beauty. Through Budget 2009, the Government provided $25 million to the National Trails Coalition, a non-profit organization, to create, upgrade and sustain snowmobile and all-terrain-vehicle trails throughout the country. Additional funding was leveraged from the coalition and its partners and close to 500 projects were completed under this initiative. Federally supported investments include: over $56,000 for safety improvements to trails in Lakefield, Ontario; $244,000 for improvements to bridges and trails in Val d’Or, Quebec; and $550,000 for the development of the Confederation Trail in Prince Edward Island.

Economic Action Plan 2014 proposes to provide an additional $10 million over two years, beginning in 2014–15, to the National Trails Coalition to improve and expand snowmobile and recreational trails across Canada.

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Exploring Opportunities to Restore Access to Partridge Island

Economic Action Plan 2014 proposes to provide $200,000 in 2014–15 for an engineering study to examine the feasibility of repairing the breakwater that connects Partridge Island to mainland New Brunswick.

Partridge Island, located at the entrance of the Saint John Harbour in New Brunswick, played a significant role in the development of our nation, particularly the Maritime provinces. Partridge Island was used as a quarantine station for many early maritime immigrants, including Irish immigrants fleeing the Great Famine in the 19th century.

Economic Action Plan 2014 proposes to provide $200,000 in 2014–15 for an engineering feasibility study of the breakwater connecting Partridge Island to mainland New Brunswick. This study will examine options to provide safe access to Partridge Island via the breakwater.

The Earth Rangers Foundation

Economic Action Plan 2014 proposes to provide $3 million over three years to support the Earth Rangers Foundation to expand its existing family-oriented conservation and biodiversity programming.

Earth Rangers is a conservation organization dedicated to educating children and families about biodiversity and empowering them to become directly involved in protecting animals and their habitats. Economic Action Plan 2014 proposes to provide $3 million over three years to support the Earth Rangers Foundation to expand its existing family-oriented conservation and biodiversity programming.

Expanding Tax Support for Clean Energy Generation

Economic Action Plan 2014 proposes to expand eligibility for the accelerated capital cost allowance for clean energy generation equipment to include water-current energy equipment and a broader range of equipment used to gasify eligible waste.

The income tax system encourages businesses to invest in clean energy generation and energy efficiency equipment by providing an accelerated capital cost allowance (CCA) rate. CCA Class 43.2 includes a variety of stationary equipment that generates energy by using renewable energy sources or fuels from waste, or conserves energy by using fuel more efficiently. It allows the cost of eligible assets to be deducted for tax purposes at a rate of 50 per cent per year on a declining-balance basis—faster than would be implied by the expected useful life of the assets.

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Economic Action Plan 2014 proposes to expand Class 43.2 to include:

•	water-current energy equipment; and

•	a broader range of equipment used to gasify eligible waste.

It is estimated that these measures will reduce federal revenues by a small amount in 2014–15 and by $1 million in 2015–16.

Investing in Infrastructure and Transportation

A safe, dependable network of highways, roads, transit, water and wastewater facilities and other public infrastructure assets are essential to Canada’s long-term prosperity and to a high quality of life for families in every community across Canada.

All levels of government have a responsibility to strengthen the public infrastructure assets they own and maintain. The Government of Canada partners with other levels of government to invest in provincial, territorial and municipal infrastructure assets that support economic growth and strong communities. The Government of Canada also provides support to First Nations to build, maintain and operate their community infrastructure on reserves.

Since 2006, the Government of Canada has provided an unprecedented level of investment in public infrastructure across the country:

•	Through the $33-billion 2007 Building Canada plan, the Government has supported over 12,000 provincial, territorial and municipal infrastructure projects across Canada.

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The stimulus phase of Canada’s Economic Action Plan supported an additional 30,000 infrastructure projects that created immediate jobs and enhanced Canada’s long-term economic growth and competitiveness.

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The Government has provided increased and ongoing federal support for municipal roads, public transit and recreational facilities through the Gas Tax Fund—first doubling the size of the program to $2 billion per year in 2009 and then passing legislation to make funding for the program permanent in 2011 and further indexing it at 2 per cent per year, starting in 2014–15, with increases to be applied in $100-million increments.

•	Investments totalling $9.2 billion, including ongoing funding, have been made in First Nations communities across Canada to build, operate, maintain and renovate community infrastructure on reserves.

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The Government’s predictable, long-term support for public infrastructure is achieving tangible results: improved roads, highways and public transit systems have shortened commuting times and facilitated the flow of goods and services; enhanced water and wastewater facilities have helped safeguard the environment and the health of Canadians; and upgraded recreation and tourism assets have contributed to building stronger communities across Canada.

Federal Infrastructure Investments Are Benefiting Canadians

Since 2006, the Government has provided predictable, long-term support for public infrastructure that has supported an unprecedented number of projects across the country. Thanks to this support, Canadians from coast to coast are benefiting from shorter commuting times, improved flow of goods and services, better protection of the environment and the health of their families, and enhanced community assets that promote job creation and economic growth. Some notable recent investments include:

•     Construction of a new waterfront Convention Centre in Charlottetown, Prince Edward Island—supported by a federal contribution of $8.7 million.

•     Construction of a new Performing Arts Complex in Cambridge, Ontario—supported by a federal contribution of $6 million.

•     Construction of the Confederation light rail transit line in Ottawa, Ontario—supported by a federal contribution of $600 million.

•     Widening of Highway 104 in Antigonish County, Nova Scotia—supported by a federal contribution of $30 million.

•     Construction of a new pavilion at the Musée national des beaux-arts du Québec—supported by a federal contribution of $33.7 million.

•     Construction of a new athletics facility on the campus of the Canada Olympic Park in Calgary, Alberta—supported by a federal contribution of $40 million.

•     Relocation and expansion of the Discovery Centre, a hands-on science centre in Halifax, Nova Scotia—supported by a federal contribution of $3 million.

•     Construction of a new science centre in Calgary, Alberta—supported by a federal contribution of $40 million.

•     Construction of the Johnson Street Bridge in Victoria, British Columbia—supported by a federal contribution of $21 million.

•     Construction of a 140-kilometre all-season highway linking Inuvik with Tuktoyaktuk, Northwest Territories—supported by a federal contribution of $200 million.

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Building on this success, Economic Action Plan 2013 announced a new 10-year, $53-billion Building Canada plan, representing the largest long-term federal infrastructure commitment in Canadian history. New investments under this plan will help build roads, bridges, subways, commuter rail and other public infrastructure assets that promote productivity and economic growth, in cooperation with provinces, territories and municipalities. This long-term commitment will also afford predictability and flexibility for provinces, territories and municipalities to plan and deliver large infrastructure projects efficiently.

Starting in 2014–15, the $53-billion Building Canada plan will provide:

•	$21.8 billion over 10 years through the Gas Tax Fund, including an additional $1.8 billion in support over 10 years through the indexation of payments at 2 per cent per year.

•	$10.4 billion over 10 years under the incremental Goods and Services Tax Rebate for Municipalities.

•

$14 billion over 10 years for a new Building Canada Fund to support major economic projects that have a national, regional and local significance. The Government continues to consult with the Federation of Canadian Municipalities and other stakeholders to finalize the parameters of the new Building Canada Fund and is committed to launching the new Fund by March 31, 2014.

•	$1.25 billion over five years for a renewed P3 Canada Fund to continue supporting innovative ways to build infrastructure projects through public-private partnerships (P3s).

•	$6 billion in federal support to provinces, territories and municipalities under current infrastructure programs in 2014–15 and beyond.

•	$155 million over 10 years for First Nations on-reserve infrastructure from the new Building Canada Fund, in addition to allocations from the Gas Tax Fund.

This funding will support innovative approaches to building infrastructure projects faster, for example through P3s, which provide better value for money and improve the delivery of much-needed infrastructure projects. P3s can help jurisdictions across Canada achieve better value for their infrastructure dollars through improved upfront planning and effective risk transfer to the private sector. Projects with eligible costs of more than $100 million submitted for federal funding under the new Building Canada Fund will be subject to a P3 screen.

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PPP Canada Inc., a federal Crown corporation, will continue to lead federal efforts in encouraging the use of P3s where they can generate better value for money. Executing complex P3 transactions can be a challenge for smaller, inexperienced jurisdictions. As the Government of Canada’s centre of expertise on P3s, PPP Canada will increase its efforts to share best practices and promote the greater adoption of the P3 model in Canada. As part of this work, it will undertake additional efforts to provide smaller municipalities with information, guidance and tools to support P3s and promote the bundling of projects.

The Government is also providing increased support to help municipalities pursue long-term planning, including asset management plans, through the Gas Tax Fund. These tools allow governments to take into account the costs associated with building an asset, as well as maintenance and rehabilitation costs, over the project’s full life cycle. By incorporating such analysis and planning in infrastructure investment decisions, governments maximize the value of these investments for taxpayers and ensure sustainability over time.

Supporting Public-Private Partnerships

PPP Canada Inc. has successfully launched five rounds of calls for project applications to the P3 Canada Fund from provinces, territories and municipalities. Close to $870 million in federal funding has been committed toward 19 public infrastructure projects that will deliver value for taxpayers. Recent P3 Canada Fund contributions include up to:

•     $58.5 million for a new wastewater plant in Regina, Saskatchewan, where a private sector partner will modernize wastewater treatment processes, increase capacity to serve a growing population and improve wastewater quality to protect the natural environment.

•     $22.9 million for a biosolids treatment facility in Hamilton, Ontario, where the private sector concessionaire will provide the city with a long-term, sustainable biosolids management program that will offer opportunities to explore innovative technologies.

•     $57.3 million for a new water treatment plant in Saint John, New Brunswick, which will provide cleaner and safer drinking water to residents while reducing overall costs by having a private sector partner responsible for meeting quality standards for the duration of the concession agreement.

The Corporation will launch a sixth round of calls for project applications in the coming months.

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The Government is also continuing to make significant investments in its own infrastructure portfolio of buildings, bridges and ports that contribute to economic growth and job creation in communities across the country. In Budget 2011, the Government announced that all federal projects with capital costs of $100 million or more would be subject to a P3 screen to determine whether procuring the project though a P3 would deliver better value for taxpayers. The Government will take measures to further leverage the expertise of PPP Canada to ensure the successful delivery of federal P3 projects.

Economic Action Plan 2014 proposes to allocate a further $1.3 billion over two years on a cash basis to support additional strategic investments in public infrastructure and transportation services across Canada, including funding for the Windsor-Detroit International Crossing outlined in Chapter 3.2 and funding for highways, bridges and dams located in national parks and along historic canals outlined in this chapter.

Building a New Bridge for the St. Lawrence

Economic Action Plan 2014 proposes to provide $165 million over two years on a cash basis to advance the construction of a new bridge for the St. Lawrence.

The Champlain Bridge between Montreal and the South Shore of the St. Lawrence River is one of the busiest in Canada—used annually by about 50 million vehicles—and is a key crossing for the Montreal area, supporting the movement of people and goods. In order to ensure safe and efficient transportation for commuters, public transit users and commercial vehicles, the Government will build a new bridge over the St. Lawrence by 2018 to replace the existing structure.

This project will be delivered through a public-private partnership, which will allow the Government to harness the innovation of the private sector to deliver better value for money for taxpayers and users, and build the bridge on budget and on time. PPP Canada will provide advice to support the delivery of the project.

Tolls will be instituted on the new bridge when it opens to traffic in order to recover the cost of construction and pay for operating and maintenance costs going forward, limiting the exposure of Canadian taxpayers to ongoing costs.

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Economic Action Plan 2014 proposes measures to ensure the construction of the bridge by 2018, including $165 million over two years on a cash basis for procurement and project delivery activities for the new bridge for the St. Lawrence. The activities will include engineering studies, property acquisition and utility relocation, and project management functions. The procurement process to select a private sector concessionaire will be launched in 2014.

Rehabilitating and Improving Montreal Bridges

Economic Action Plan 2014 proposes to provide $378 million over two years on a cash basis to advance the repair and maintenance of federal bridges in the Greater Montreal Area.

The Jacques Cartier and Champlain Bridges Incorporated (JCCBI) manages federal bridges and other transportation infrastructure in the Greater Montreal Area, including the Jacques Cartier and Champlain Bridges, the Bonaventure Expressway, the federally owned portion of the Honoré Mercier Bridge, the Melocheville Tunnel and the Champlain Bridge Ice Control Structure. The safety of federal bridges in Montreal is important to the Government of Canada, and the Government is taking all necessary measures to ensure safe passage for users.

These structures were built in the 1930s and 1960s and require rehabilitation and repair measures over time. Economic Action Plan 2014 proposes to provide $378 million over two years on a cash basis to JCCBI to fund repairs and to operate federal bridges and related structures in Montreal to support their ongoing safety.

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Funding for Atlantic Ferries

Economic Action Plan 2014 proposes to provide $58 million over two years to support the continued operation of the Digby, Nova Scotia–Saint John, New Brunswick, Wood Islands, Prince Edward Island–Caribou, Nova Scotia, and Îles de la Madeleine, Quebec–Souris, Prince Edward Island ferry services.

The Government of Canada provides vessels, terminal facilities and operating support for ferry services between Digby, Nova Scotia and Saint John, New Brunswick, Wood Islands, Prince Edward Island and Caribou, Nova Scotia, and Îles de la Madeleine, Quebec and Souris, Prince Edward Island. In 2013, the Government announced that it would purchase a replacement for the MV Princess of Acadia used on the ferry service between Digby and Saint John. Economic Action Plan 2014 proposes to renew the Government’s commitment to the three ferry services by providing $58 million to support their continued operation over the next two years.

Improving Small Craft Harbours

Economic Action Plan 2014 proposes to provide $40 million over two years on a cash basis to accelerate repair and maintenance work at small craft harbours across Canada.

Through its Small Craft Harbours Program, Fisheries and Oceans Canada operates and maintains a network of small craft harbours to provide commercial fish harvesters and other harbour users safe and accessible facilities.

Economic Action Plan 2014 proposes to invest an additional $40 million over two years on a cash basis in the network of small craft harbours. This investment will support the creation of jobs in coastal communities and help ensure that harbour facilities meet the needs of commercial fishermen.

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Improving Regional and Local Ports

Economic Action Plan 2014 proposes to provide $33 million over two years to support the divestiture of regional ports to local interests and the continued operation and maintenance of federally owned ports.

Canada’s ports are important transportation and economic gateways, connecting communities to markets around the world. As communities and port users are best placed to determine local needs and service level requirements, the Government is divesting regional and local ports to the users and local interests best placed to operate them. To date, Transport Canada has divested or otherwise transferred 180 regional and local ports that it owned until the late 1990s, with 60 ports remaining under federal ownership. Economic Action Plan 2014 proposes to provide $33 million over two years to support the further divestiture of remaining port facilities and the continued operation and maintenance of federally owned ports.

Moving Forward With the Pickering Lands

The Government of Canada is committed to both the economic development and conservation of 18,600 acres of land it owns in Pickering, Ontario. In June 2013, the Government announced that 8,700 acres of this land will be retained for a future airport. A total of 5,000 acres is being transferred to Parks Canada for use as part of Rouge National Urban Park to build on the Government’s strong record of conservation. The balance of roughly 5,000 acres is set aside for regional economic development.

In 2011, the Government of Canada released a needs assessment study that indicated an additional airport in the Greater Toronto Area will be needed as early as 2027 and that Pickering Lands is the prime location. The Government has identified the southeast quadrant of the existing lands as the site to be protected for a future airport.

The Government is consulting with a broad range of stakeholders on the future of the Pickering Lands. To date, over 600 submissions have been received from the public. In the coming months, the Government will hold a series of roundtables with local stakeholders to ensure development benefits local businesses. The Government remains committed to managing the Pickering Lands in a manner that will preserve a high quality of life in the region, accommodate continued growth of aviation in the Greater Toronto Area, and provide opportunities for economic development and job creation.

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Table 3.3.1

Responsible Resource Development, Conserving Canada’s Natural Heritage, and Investing in Infrastructure and Transportation

millions of dollars

	2014–15	2015–16	Total

Responsible Resource Development
Review of Pipeline Projects	15	13	28
Supporting First Nation Fishing Enterprises	33	33	66
Subtotal—Responsible Resource Development	48	47	94

Supporting Mining, Forestry and Agriculture
Supporting Junior Mineral Exploration	60	-15	45
Supporting Canada’s Forestry Sector	23	23	45
Protecting Jobs in Eastern Canada’s Forestry Sector	3	4	7
Supporting Farmers
Tax Deferral for Farmers	–	–	–
Subtotal—Supporting Mining, Forestry and Agriculture	86	11	97

Asserting Canada’s Sovereignty by Investing in the North
Supporting Northern Economic Development	20	20	40
Territorial Health Investment Fund	27	23	50
Subtotal—Asserting Canada’s Sovereignty by Investing in the North	47	43	90

Conserving Canada’s Natural Heritage
Sustaining Canada’s National Parks	1	4	5
Conserving Recreational Fisheries	5	10	15
Donations of Ecologically Sensitive Land	–	–	–
Improving and Expanding Canada’s Snowmobile and Recreational Trails	5	5	10
Exploring Opportunities to Restore Access to Partridge Island	–		–
The Earth Rangers Foundation	1	1	2
Expanding Tax Support for Clean Energy Generation	–	1	1
Subtotal—Conserving Canada’s Natural Heritage	13	21	33

Investing in Infrastructure and Transportation
Building a New Bridge for the St. Lawrence	28	20	48
Rehabilitating and Improving Montreal Bridges	89	148	237
Funding for Atlantic Ferries	29	29	58
Improving Small Craft Harbours		1	1
Improving Regional and Local Ports	15	18	33
Subtotal—Investing in Infrastructure and Transportation	160	216	376

Total—Responsible Resource Development, Conserving Canada’s Natural Heritage, and Investing in Infrastructure and Transportation	353	337	691
Less funds existing in the fiscal framework	103	103	206
Less funds sourced from internal reallocations	2	2	3
Less anticipated cost recovery	15	13	28

Net fiscal cost	235	220	454
Notes: A dash	indicates an amount of less than $500,000. Totals may not add due to rounding.

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Chapter 3.4

Supporting Families and Communities

Highlights

Consumers First

✓

Encouraging competition and lower prices by introducing legislation to cap wholesale domestic wireless roaming rates and provide telecommunications regulatory bodies with the power to impose monetary penalties on companies that violate regulatory requirements such as the Wireless Code.

✓	$305 million over five years to extend and enhance broadband internet service for Canadians in rural and Northern communities.

✓	Introducing legislation to prohibit unjustified cross-border price discrimination to reduce the gap between consumer prices in Canada and the United States.

✓	$390 million over five years to strengthen Canada’s food safety system.

✓	Developing a comprehensive financial consumer code.

✓	Eliminating the practice of pay-to-pay billing.

✓	Expanding access to basic banking services.

✓	Launching a review of the Canadian deposit insurance framework to ensure continued protection for the savings of Canadians.

Investing in Families

✓	$44.9 million over five years to expand the focus of the National Anti-Drug Strategy from illicit drugs to also address prescription drug abuse in Canada.

✓	Expanding health-related tax relief under the Goods and Services Tax/Harmonized Sales Tax (GST/HST) and income tax systems to better reflect the health care needs of Canadians.

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✓	Enhancing access to Employment Insurance sickness benefits for claimants who receive Parents of Critically Ill Children and Compassionate Care benefits.

✓	Increasing the maximum amount of the Adoption Expense Tax Credit to help make adoption more affordable for Canadian families.

✓	An additional $5 million per year for the New Horizons for Seniors Program to support additional community projects that benefit seniors.

✓	Restoring the effectiveness of the excise duty on tobacco products in support of the Government’s commitment to reducing tobacco consumption.

✓	$91.7 million over five years to enhance the RCMP’s ability to combat contraband tobacco.

Investing in Stronger Communities

✓	Introducing measures that will further reduce the administrative burden on charities, encourage charitable giving and allow charities to use modern electronic tools.

✓	$105 million per year in support of culture-related programs, $9 million per year for the Canada Book Fund and $8.8 million per year for the Canada Music Fund.

✓	$10.8 million over four years to support the efforts of Special Olympics Canada.

✓	Proposing changes to the Public Service Employment Act and the Public Service Employment Regulations to enhance employment opportunities in the federal public service for veterans.

✓	Supporting the implementation of the Canadian Victims Bill of Rights.

✓	Committing $8.1 million to create a DNA-based Missing Persons Index to match DNA from missing persons and unidentified remains to the National DNA Data Bank.

✓	$25 million over five years to continue efforts to reduce violence against Aboriginal women and girls.

✓	Introducing a Search and Rescue Volunteers Tax Credit for search and rescue volunteers who perform at least 200 hours of service during the year.

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✓

$200 million over five years to establish a National Disaster Mitigation Program; $40 million over five years for disaster mitigation in First Nations communities; and $11.4 million over five years on a cash basis to upgrade the earthquake monitoring system to incorporate more advanced technologies that provide timely public alerts in high-risk and urban areas.

✓	$323.4 million over two years to continue the First Nations Water and Wastewater Action Plan.

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Supporting Families and Communities

Economic Action Plan 2014 builds on previous actions by the Government to support families and communities, improving the quality of life for hard-working Canadian families.

Economic Action Plan 2014 supports Canadian families by advancing the Government’s Consumers First Agenda, supporting competition in the wireless sector, better protecting financial consumers, keeping taxes low, encouraging inclusive communities, and providing further tax recognition of the costs of adopting a child and health-related expenses.

In addition, Economic Action Plan 2014 helps communities by taking additional steps to support the charitable sector, improve the health of Canadians, support our artists and cultural communities, and support and honour our veterans. It also takes action for Canadians in need, for example by helping Canadians prepare for and recover from natural disasters. Economic Action Plan 2014 also introduces a Search and Rescue Volunteers Tax Credit in recognition of the important role played by these volunteers. It proposes measures to improve the health and safety of Aboriginal communities including investments in water infrastructure and efforts to reduce violence against Aboriginal women and girls. In addition, Economic Action Plan 2014 supports Canadians’ safety and security and continues to provide development and humanitarian assistance to people in other countries.

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Consumers First

When Canadians make decisions about how to spend their money, they must be assured of a voice, a choice and fair treatment. They are tired of hidden fees. They should not be charged more in Canada for identical goods that sell for less in the United States, unless that price difference reflects legitimate higher costs.

Since 2006, the Government has taken significant action to support and protect all Canadian consumers by reducing taxes and tariffs, ensuring marketplace fairness, promoting competition in a number of industries (including financial services, telecommunications and air services), and improving product and food safety.

The 2013 Speech from the Throne signalled that the Government would continue its strong commitment to protect Canadians and their families while encouraging healthy competition and lower consumer prices. Economic Action Plan 2014 will expand on the Government’s consumer-focused measures to improve the bottom line for Canadian families and ensure that they are getting value for their hard-earned dollars. Additional actions will support fair prices for consumers in the marketplace, enhance food safety and eliminate the practice of pay-to-pay billing.

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Strong Record of Enhancing Competition and Supporting Canadian Consumers

Since 2006, the Government has taken concrete measures to protect Canadians while encouraging healthy competition and lower prices, including:

•     Reducing taxes to leave more money in the pockets of consumers.

•     Removing tariffs on baby clothing and sports and athletic equipment to help reduce the cost of those goods for Canadian consumers.

•     Strengthening the position of credit card users through sweeping reforms to require summary boxes for credit card statements, impose a mandatory 21-day interest-free grace period on credit cards, ban unsolicited credit card cheques and require consent for credit limit increases.

•     Increasing access to funds by reducing cheque hold periods, banning negative option billing, and strengthening disclosure by introducing a mortgage prepayment code of conduct and regulations for pre-paid cards.

•     Adopting a wireless policy focused on stimulating greater competition, which has helped to reduce wireless rates by 20 per cent since 2008 and led to more choice and better service for consumers.

•     Requiring all-inclusive airfare advertising to ensure that consumers can clearly see the total price of an airline ticket, with no hidden fees.

•     Modernizing Canada’s consumer product safety system through the Canada Consumer Product Safety Act, which allows the Government to take action on consumer products when serious safety issues are identified.

•     Strengthening Canada’s food safety system by providing over $500 million since 2006 to support the hiring of new inspectors, an improved inspection approach, enhanced oversight of imported foods, increased scientific capacity, and better training and more modern tools for inspectors.

•     Protecting Canadian families and children from unsafe medicine through the introduction of the Protecting Canadians from Unsafe Drugs Act (Vanessa’s Law), which will give the Government the power to recall unsafe drugs and will impose increased fines and penalties for those who contravene the Act.

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Improving Competition in the Telecommunications Market

Economic Action Plan 2014 proposes a number of measures to strengthen competition in the telecommunications market, including legislation to reduce wholesale roaming rates and to enhance consumer protection and regulatory compliance.

The Government has a strong record of responding to the needs and concerns of Canadian consumers, including by taking steps to achieve greater competition in the wireless market so that Canadians benefit from more choice, lower prices and better service. The 2013 Speech from the Throne highlighted the importance of protecting Canadians and their families while encouraging healthy competition and lower consumer prices. Since the last auction of wireless spectrum in 2008, prices have fallen by almost 20 per cent and jobs in the wireless industry have increased by 25 per cent.

The Government will build on this record by proposing to amend the Telecommunications Act to cap wholesale domestic wireless roaming rates to prevent wireless providers from charging other companies more than they charge their own customers for mobile voice, data and text services. This measure will be in place until the Canadian Radio-television and Telecommunications Commission (CRTC), which is now investigating this issue, makes a decision on roaming rates. With wholesale domestic roaming rates on networks capped, Canadian consumers will benefit from more competition in the wireless market.

How Do Wholesale Roaming Rates Affect Competition?

The Competition Bureau’s January 29, 2014 submission to the CRTC proceedings on wireless roaming rates indicates that “Canada’s largest wireless companies have an incentive to use high mobile wireless roaming rates to ensure that new entrants are not, and do not become, fully effective competitors. As a result, new entrants are likely limited in their ability to bring attractive product offerings to market.” The Competition Bureau’s submission draws linkages between this practice and reduced product choice, higher prices for consumers and less innovation in the Canadian mobile wireless market.

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The Government will also propose amendments to the Telecommunications Act and the Radiocommunication Act to provide the CRTC and Industry Canada with the power to impose administrative monetary penalties on companies that violate established rules such as the Wireless Code and rules related to the deployment of spectrum, services to rural areas and tower sharing. Legislative amendments will be proposed to:

•	Enhance information sharing by the CRTC and Industry Canada to enable greater cooperation with organizations such as the Competition Bureau, which will benefit consumers;

•

Provide the CRTC with the authority to impose conditions pertaining to social requirements on telecommunications service providers that are not carriers (i.e. “re-sellers” of services) to help ensure that all consumers can benefit, no matter which provider they choose;

•

Clarify the prohibitions against violating Industry Canada’s spectrum auction rules, to ensure fair and competitive bidding that achieves the greatest benefit for Canadians from this public resource; and

•	Clarify the prohibitions against the manufacture, sale or use of jamming devices (e.g. devices that block cell phone transmissions by creating interference), to better protect Canadians.

In addition, amendments will be introduced to streamline the process for certifying telecommunications equipment for use by consumers and businesses.

The CRTC commenced hearings last Fall on telecommunications service providers’ practice of charging customers to receive paper bills. The Government is following these proceeding with great interest.

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Improving Access to Broadband in Rural and Northern Communities

Economic Action Plan 2014 proposes to provide $305 million over five years to extend and enhance access to high-speed broadband networks to a target speed of 5 megabits per second for up to an additional 280,000 Canadian households.

For most Canadians, access to affordable and reliable broadband networks is an important part of everyday life. The rapid evolution of technology, continuously changing user needs and the wide use of the internet require broader access to faster network speeds. Households in communities outside of urban centres commonly face challenges in accessing equivalent internet service levels due to factors such as remote location and challenging terrain. In the 2013 Speech from the Throne, the Government committed to continue working to make high-speed broadband networks available for rural Canadians. Enhancing and extending access will create jobs, growth and prosperity for rural and Northern Canadians by increasing their ability to participate in the digital economy. Additionally, small and medium-sized businesses will benefit by having increased access to information and markets.

Working with other partners, the Government is supporting such access in a number of ways, including by making broadband projects eligible under the new Building Canada plan announced in Economic Action Plan 2013. In the Fall of 2013, the Minister of Industry also announced that the Government will only renew those wireless spectrum licenses intended to be used to provide high-speed internet access to rural Canadians if the companies holding the licenses are using them for that purpose. Those companies that have not used the spectrum will lose it and the Government will ensure Canadians benefit from additional quality spectrum being deployed across the country for high-speed internet services.

To keep pace with the needs of Canadians in rural and Northern communities, Economic Action Plan 2014 proposes to provide $305 million over five years to extend and enhance broadband service to a target speed of 5 megabits per second for up to an additional 280,000 Canadian households, which represents near universal access. The Government will announce further details about the new program in the coming months.

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Telecommunications infrastructure is important to Canada’s rural, northern and remote communities. Broadband networks contribute to economic growth by improving productivity, providing new products and services, supporting innovation in all sectors of the economy, and improving access to new markets in Canada and abroad.

—Federation of Canadian Municipalities

Legislating Against Unjustified Cross-Border Price Discrimination

Economic Action Plan 2014 announces a plan to introduce legislation to prohibit unjustified cross-border price discrimination.

It is well documented that Canadians pay more than Americans for many identical goods. Estimates from Statistics Canada suggest that Canadians were paying about 25 per cent more than U.S. consumers for goods in 2011 after adjusting for the exchange rate and sales taxes, slightly up from 24 per cent in 2008. Estimates for more recent years by private sector organizations suggest that price differences remain high (Chart 3.4.1). Canadians work hard and should not be gouged with higher prices simply because of where they live.

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In October 2011, at the request of the Minister of Finance, the Standing Senate Committee on National Finance studied the reasons for the price differences. The Committee report suggested the following potential causes: remaining import tariffs; the relatively small size of the Canadian market; different product safety standards in Canada; other higher underlying costs of doing business in Canada; insufficient competition in the Canadian retail market; and manufacturers engaging in country pricing strategies.

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Economic Action Plan 2013 provided $79 million in annual tariff relief, through the elimination of tariffs on baby clothing and certain sports and athletic equipment. This initiative will allow the Government to assess whether tariff elimination can help narrow the price gap for consumers in Canada. As such, the Government, through a third party, is monitoring the tariff savings to ensure that they are being passed through to consumers in the form of lower retail prices. The Government expects to have a full assessment of the impact of these tariff reductions by the end of 2014, which will guide future decisions on tariff reductions.

Economic Action Plan 2014 proposes to address another source of the price gap identified by the Senate Committee: country pricing strategies—that is, when companies use their market power to charge higher prices in Canada that are not reflective of legitimate higher costs. Evidence suggests that some companies charge higher prices in Canada than in the U.S. for the same goods, beyond what could be justified by higher operating costs. Higher prices brought on by excessive market power hurt Canadian consumers.

The Government intends to introduce legislation to address price discrimination that is not justified by higher operating costs in Canada, and to empower the Commissioner of Competition to enforce the new framework. Details will be announced in the coming months.

Evidence of Country Pricing

The American Economic Review recently published a study[1] that analyzed 4,000 product-level prices and wholesale costs of a large grocery store chain that operates in both Canada and the United States.[2] It found that movements in the Canada-U.S. retail price gap are mostly driven by changes in what retailers pay at the wholesale level, rather than changes in retailers’ profits. In particular, the study found that:

•     Retail price differences between Canada and U.S. regions located within 200 kilometres of the border were, on average, 15 per cent in June 2007.

•     Product prices do not vary greatly between stores in the same country, but large price differences can be observed between stores located on different sides of the border.

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Evidence of Country Pricing

Based on these findings, the authors of the study conducted a statistical analysis to examine the factors contributing to the movements in retail prices and wholesale costs. From this analysis, they concluded that distributors or wholesalers are “pricing to market” (practising country pricing strategies). They suggest this could be because “corporate agreements specifically prohibit retail stores from arbitraging prices across borders. That is, Canadian retail stores have to buy from Canadian distributors while U.S. retail stores have to buy from U.S. distributors.”

These findings are consistent with the Retail Council of Canada’s submission to and testimony before the Senate Committee explaining survey findings that “for retailers who have stores in both Canada and the United States, they are charged anywhere between 10 per cent and 50 per cent more for identical products by some suppliers”[3] and that “country pricing is one of the largest contributors to the difference in pricing [between Canada and the U.S.]”[4]

[1]    Gopinath, Gita, Pierre-Oliver Gourinchas, Chang-Tai Hsieh and Nicholas Li. (2011). “International Prices, Costs, and Markup Differences,” American Economic Review, Vol. 101, No. 6.

[2]    Their dataset contains information on approximately 4,000 products including ethnic and gourmet food, beverages, housekeeping supplies, books and magazines, and personal care products at 250 stores in the United States and 75 in Canada operated by a single large grocery store chain. Produce, flowers and dairy products were removed from their dataset because of their high-local content. The authors also tested the sensitivity of their results to the exclusion of books and magazines and found that their results were broadly unchanged.

[3]    Retail Council of Canada, “Submission to: Senate Committee on National Finance: Study on the Potential Reasons for Price Discrepancies Between Canada and the United States,” April 2012.

[4]    Diane J. Brisebois, President and Chief Executive Officer (Retail Council of Canada), testifying before the Standing Senate Committee on National Finance, April 24, 2012.

Strengthening Canada’s Food Safety System

The Government of Canada is committed to ensuring that Canadian families have confidence in the food they buy and eat.

Since 2006, the Government has invested over $500 million in Canada’s food safety system to hire inspectors, improve inspection practices, increase training for front-line inspectors and increase scientific capacity, resulting in a net increase of over 750 inspectors at the Canadian Food Inspection Agency. These investments have enhanced the Government’s ability to respond proactively to food safety issues and improved market access for Canadian agriculture and agri-food products.

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Economic Action Plan 2014 proposes to invest an additional $390 million over five years to strengthen Canada’s food safety system. Funding will support the hiring of over 200 additional inspectors and other staff; establish a national information system to enable authorities to move quickly to detect and respond to food safety risks; and continue core bovine spongiform encephalopathy-related programming aimed at safeguarding human and animal health. In addition, the Government will pursue legislative amendments as needed to facilitate the implementation of food safety program improvements.

Enhancing the Inspection of Food in Canada

Economic Action Plan 2014 proposes to provide $153.6 million over five years to strengthen the Canadian Food Inspection Agency’s food safety programs.

The Government is taking action to further strengthen Canada’s world-class food safety system. The volume of global trade in agriculture and agri-food products has increased significantly over the last decade and is projected to continue to grow. To respond to this changing environment and to continue protecting the health and safety of Canadians, the Government is making a significant investment to continue strengthening our food safety system.

Economic Action Plan 2014 proposes to provide $153.6 million over the next five years to enhance the Canadian Food Inspection Agency’s food safety programs that target high-risk foods. Funding will support the hiring of over 200 new inspectors and other staff, the development of programs to minimize food safety risks and an enhanced capacity to prevent unsafe food imports from entering Canada, offering better protection for consumers.

Modernizing the Food Safety Information System

Economic Action Plan 2014 proposes to provide $30.7 million over five years to establish a national Food Safety Information Network.

A key component of a modern food safety system is the ability to share standardized food safety data and analysis among all food safety authorities. Economic Action Plan 2014 proposes to provide $30.7 million over five years to establish a Food Safety Information Network to link federal and provincial food safety authorities and private food testing laboratories across Canada. The network will allow food safety data to be compiled, analyzed and shared in real time, allowing for more rapid detection of and response to food safety hazards.

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Protecting Canadians and Supporting Animal Health

Economic Action Plan 2014 proposes to provide $205.5 million over five years to continue bovine spongiform encephalopathy programming.

Canada has implemented a comprehensive suite of internationally recognized, science-based, routine measures to effectively minimize the likelihood of exposure and spread of bovine spongiform encephalopathy (BSE) within the cattle population and to protect consumers from the associated human health risks. Economic Action Plan 2014 proposes to provide $205.5 million over five years to the Canadian Food Inspection Agency, Health Canada and the Public Health Agency of Canada to continue routine BSE-related programming aimed at safeguarding human and animal health, maintaining consumer confidence in Canadian products and enhancing market access.

Putting Consumers First in the Financial Sector

Consumers should be confident that they are protected by a high-quality regulatory framework that puts their interests first. Canadians must be able to make informed decisions about financial products and services and be assured of fair treatment.

Since 2006, the Government has set and delivered on an ambitious agenda to improve Canada’s financial consumer protection framework, resulting in one of the most advanced frameworks in the world. The Government has introduced credit card reforms, improved rules for disclosure, stronger complaint handling requirements, strengthened supervisory tools and new standards for prepaid payment products. Economic Action Plan 2014 continues to support financial consumers through new initiatives to ensure consumer protection, increase awareness and encourage financial literacy, enhance access to basic banking services and promote fairness and transparency.

Reviewing Canada’s Deposit Insurance Framework

Economic Action Plan 2014 announces the launch of a comprehensive review of Canada’s deposit insurance framework.

Deposit insurance protects Canadians’ savings of up to $100,000 in the event that a federally regulated deposit-taking institution fails. At the federal level, the Canada Deposit Insurance Corporation (CDIC) administers deposit insurance for CDIC members, including banks and other financial institutions.

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The Government is launching a comprehensive review of Canada’s deposit insurance framework. This review will ensure that deposit insurance provides adequate protection for the savings of Canadians, taking into account lessons from the recent financial crisis and significant shifts in the global banking landscape.

Promoting Fairness and Transparency in the Credit Card Market

The Government will improve fairness and transparency in the credit card market.

Merchants pay fees each time they accept credit card payments from consumers. As with any other input cost, merchants pass some or all of these costs to consumers in the form of higher retail prices. Canada has among the highest credit card acceptance costs in the world.

In 2013, the Competition Tribunal found that certain of Visa’s and MasterCard’s network rules have an adverse affect on competition, which results in higher costs to merchants. In light of this finding, the Government will work with stakeholders to promote fair and transparent practices and to help lower credit card acceptance costs for merchants, while encouraging merchants to lower prices to consumers.

The Code of Conduct for the Credit and Debit Card Industry in Canada was created in 2010 to promote merchant choice, transparency and disclosure, and fairness in the credit card market. To further improve business practices, the Government intends to strengthen the Code of Conduct, in consultation with stakeholders.

Cost of Credit Card Acceptance

Merchants pay fees ranging from approximately 1.5 per cent to 4 per cent of the value of credit card payment transactions. The fees that merchants pay to accept credit card payments are distinct from the annual fees and any interest charges paid by consumers who use credit cards, and merchants pass some or all of these costs to consumers in the form of higher retail prices.

Illustrative Example of a Merchant’s Cost of Credit Card Acceptance:
Consumer purchase	$100.00
Interchange fee	$1.69
Processing fee	$0.67
Total acceptance fee	$2.36
Merchant receives	$97.64

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Raising Financial Consumer Awareness

The Government will continue to raise public awareness about the costs of and alternatives to payday lending and other high interest rate lending products, collateral charge mortgages, and bank powers of attorney and joint accounts.

Payday Lending

Payday lending and other high-cost loans are an extremely expensive way for consumers to access short-term lending. Payday lenders typically target vulnerable populations, including low-income workers and families, persons with disabilities and the elderly.

In 2007, at the request of the provinces, the Government amended the Criminal Code to allow provinces with designated licensing regimes to regulate payday lenders and payday loans. The Government is committed to working with the provinces to maintain the integrity of the framework and to support provincial efforts to regulate appropriately all payday lending-type high interest rate products. The Financial Literacy Leader will also work with stakeholders to raise public awareness about the costs of and alternatives to these products.

Collateral Charge Mortgage

While many consumers continue to choose a traditional mortgage to secure their home loans, many are increasingly choosing collateral charge mortgages. The impacts of having a collateral charge mortgage may differ from traditional mortgages. For instance, switching between lenders may be more difficult. To make an informed choice, consumers need sufficient information to clearly understand the costs and consequences of collateral charge mortgages relative to traditional mortgages. The Government will require enhanced disclosure, better equipping borrowers to understand these impacts.

Powers of Attorney

Some seniors may ask for help in managing their banking affairs and put arrangements in place for a power of attorney or joint account. In relying on others, seniors are more vulnerable to financial abuse if the power of attorney or joint account is not set up with care. As banks are often seen by seniors as a trusted authority, it is important to ensure that banks have appropriate and adequate processes and procedures for advising on these matters. The Government will require enhanced disclosure by banks on the costs and benefits of using powers of attorney or joint accounts and more robust bank processes and staff training.

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Continuing to Develop a Comprehensive Financial Consumer Code

The Government will continue to engage with Canadians on the development of a comprehensive financial consumer code to better protect consumers of financial products and services and ensure they have the necessary tools to make responsible financial decisions.

In Economic Action Plan 2013, the Government proposed to develop a comprehensive financial consumer code. In December 2013, the Government launched a national discussion to seek the views of Canadians on how to better protect consumers of financial products. The code will create a framework that protects consumers more effectively in a rapidly evolving financial industry and addresses the unique challenges faced by vulnerable Canadians. The Minister of State (Finance) will conduct national consultations and Canadians’ views will be invaluable in developing the code.

Enhancing Access to Basic Banking Services

Universal access to basic banking services is a cornerstone of Canada’s strong and vibrant financial services sector. The Government will act to enhance access to basic banking services.

Universal access to basic banking is a cornerstone of Canada’s financial sector in which Canadians can take pride. Indeed, 96 per cent of Canadians currently have access to banking services. The Government is committing to ensuring that basic banking needs of Canadians are met by our banks.

Hundreds of thousands of Canadians benefit from low-cost accounts across Canada, and the Government will work to bring these low-cost accounts up to date to meet consumers’ current banking needs. As well, acting on the 2013 Speech from the Throne commitment, the Government will work with financial institutions to expand no-cost basic banking services for youths, students and vulnerable groups (e.g. beneficiaries of a Registered Disability Savings Plan and at-risk seniors). The Government will also proactively ensure pay-to-pay policies for monthly printed credit card statements provided by banks are prohibited.

The Government will build Canadians’ awareness of their right to cash Government of Canada cheques free of charge at any bank in Canada, following up on the commitment in Economic Action Plan 2013. New standard language has been added to the back of government cheques informing Canadians of this right.

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Investing in Families

Families are the building blocks of our society. Canada succeeds when our families thrive. Every day, Canadian families work hard to make ends meet and provide for their children’s future. Since 2006, the Government has introduced several measures to help families succeed while recognizing that they are better placed to make household spending decisions than governments.

These measures include the introduction of the Universal Child Care Benefit, which provides parents up to $1,200 per year per child to help with the costs of raising young children, the reduction in the GST rate to 5 per cent from 7 per cent, the introduction of the Tax-Free Savings Account, and the introduction of the Registered Disability Savings Plan to help individuals with disabilities—and their families—save for their long-term financial security.

Economic Action Plan 2014 builds on the Government’s record of support for Canadian families by keeping taxes low, helping to address prescription drug abuse, encouraging the inclusion of all Canadians in our communities, and providing further tax recognition of the costs of adopting a child and health-related expenses.

Economic Action Plan 2014 also delivers on the Government’s commitment to reducing tobacco consumption by restoring the effectiveness of the excise duty on tobacco products, while also combating contraband tobacco, and supports efforts to reduce the incidence of tuberculosis among vulnerable populations.

Keeping Taxes Low for Canadian Families and Individuals

Since 2006, the Government has provided significant tax relief for Canadian families and individuals. For an average family of four, taxes have been cut by close to $3,400. These tax reductions give individuals and families greater flexibility to make the choices that are right for them and help build a solid foundation for future economic growth, more jobs and higher living standards for Canadians.

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The Government Has Taken Significant Action to Reduce Taxes

Since 2006, the Government has:

•   Introduced more than 160 tax relief measures.

•   Provided almost $160 billion in tax relief for Canadian families and individuals over a six-year period ending in 2013–14.

•   Cut taxes for an average family of four by close to $3,400.

Canadian Families Keep More of Their Hard-Earned Dollars as a Result of the Government’s Actions to Reduce the Tax Burden

Tax Relief for a Family of Four—Example

Blake and Laurie are a couple with two children. Blake earns $48,000 and Laurie earns $72,000. As a result of actions taken by the Government since 2006, their family will pay $3,400 less in taxes, allowing Blake and Laurie to invest their hard-earned money where they see fit. Specifically, they will pay $2,326 less in personal income tax, including $856 from broad-based income tax relief such as the reduction in the lowest personal income tax rate, and $1,470 as a result of the introduction of new credits such as the Child Tax Credit, the Children’s Arts Tax Credit and the Children’s Fitness Tax Credit.

Blake and Laurie will also pay $1,071 less in GST because of the Government’s reduction of the GST rate from 7 per cent to 5 per cent. Combined with personal income tax relief, this family will benefit from a total of about $3,400 in tax relief for 2014, allowing Blake and Laurie to invest that money in important family priorities (Chart 3.4.2).

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Under the Government’s long-term agenda to keep taxes low, significant broad-based action has been taken to reduce taxes on savings, and to reduce taxes for all Canadians. For instance, the Government has:

•	Fulfilled its commitment to reduce the GST to 5 per cent from 7 per cent, benefiting all Canadians—even those who do not earn enough to pay personal income tax.

•	Increased the amount that all Canadians can earn without paying federal income tax.

•

Reduced the lowest personal income tax rate to 15 per cent from 16 per cent, and increased the amount of income that individuals can earn before facing higher tax rates by increasing the upper limit of the two lowest personal income tax brackets.

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Introduced the Tax-Free Savings Account (TFSA)—a flexible, registered, general-purpose savings vehicle—that allows Canadians to earn tax-free investment income to more easily meet their lifetime savings needs. As of 2013, Canadians can contribute up to $5,500 annually to a TFSA. This is an increase from the annual contribution limit of $5,000 for 2009 through to 2012 and reflects indexation to inflation. At the end of 2012, more than 9 million Canadians had opened a TFSA. As the TFSA matures, it is estimated that, by 2030, in combination with other registered plans, it will permit over 90 per cent of Canadians to hold all their financial assets in tax-efficient savings vehicles.

The Government has also introduced a number of targeted tax reduction measures. For example, the Government has:

•	Helped families with children by introducing the Child Tax Credit, the Children’s Fitness Tax Credit and the Children’s Arts Tax Credit.

•	Introduced the Registered Disability Savings Plan, a tax-assisted savings plan that helps individuals with severe disabilities—and their families—save for their long-term financial security.

•

Enhanced support to caregivers of infirm dependent family members by introducing the new Family Caregiver Tax Credit, and by removing the $10,000 limit on eligible expenses that caregivers can claim under the Medical Expense Tax Credit in respect of a dependent relative.

•	Provided additional support to adoptive parents by enhancing the Adoption Expense Tax Credit to better recognize the costs of adopting a child.

•

Provided about $2.8 billion in additional annual targeted tax relief for seniors and pensioners by increasing the Age Credit amount by $2,000, doubling the Pension Income Credit amount to $2,000, raising from 69 to 71 the age limit for maturing savings in Registered Pension Plans and Registered Retirement Savings Plans (RRSPs) and introducing pension income splitting.

•	Enhanced support for workers by introducing the Canada Employment Credit, which recognizes employees’ work expenses for things such as safety gear, uniforms and supplies.

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Provided further support to students and their families by exempting scholarship income from taxation, introducing the Textbook Tax Credit, making Registered Education Savings Plans more responsive to changing needs, and lowering the program duration requirements of the Tuition, Education and Textbook Tax Credits applying to foreign university programs.

•	Enhanced support for students and apprentices by extending the Tuition Tax Credit to all occupational, trade and professional examination fees.

•	Introduced the Public Transit Tax Credit to encourage public transit use and the Volunteer Firefighters Tax Credit to better support communities.

•	Assisted first-time home buyers by introducing the First-Time Home Buyers’ Tax Credit and increasing the RRSP withdrawal limit under the Home Buyers’ Plan.

Benefits for Canadian families and individuals delivered through the personal income tax system, as well as support for families with children, have also been increased and enhanced. The Government has:

•	Introduced the Universal Child Care Benefit, which provides $100 per month to families for each child under the age of six.

•

Introduced and enhanced the Working Income Tax Benefit, lowering the “welfare wall” and strengthening work incentives for low-income Canadians already working, while encouraging other low-income Canadians to enter the workforce.

•	Increased the amount of income that families can earn before the National Child Benefit supplement is fully phased out and before the Canada Child Tax Benefit base benefit begins to be phased out.

•	Maintained the GST Credit level while reducing the GST rate by 2 percentage points, translating into about $1.2 billion in GST Credit benefits annually for low- and modest-income Canadians.

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In total, the Government has provided almost $160 billion in tax relief for Canadian families and individuals over a six-year period ending in 2013–14. Canadians at all income levels are benefiting from tax relief introduced by the Government, with low- and middle-income Canadians receiving proportionately greater relief (Chart 3.4.3). Overall, personal income taxes are now 10 per cent lower with the tax relief provided by the Government, and more than 1 million low-income Canadians have been removed from the tax rolls.

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Since 2006, the Government has introduced more than 160 tax relief measures. The federal tax burden is now the lowest it has been in more than 50 years. Going forward, the Government remains committed to keeping taxes low and examining ways to provide further tax relief for Canadians.

The Government’s Actions to Reduce the Tax Burden Are Leaving More Hard-Earned Dollars in the Pockets of Seniors

As a result of actions taken to date by the Government, seniors and pensioners are receiving about $2.8 billion in additional annual targeted tax relief. In particular, since 2006 the Government has:

•  Increased the Age Credit amount by $2,000—$1,000 in 2006 and $1,000 in 2009.

•  Doubled the maximum amount of income eligible for the Pension Income Credit to $2,000.

•  Increased the age limit for maturing pensions and Registered Retirement Savings Plans to 71 from 69 years of age.

•  Introduced pension income splitting.

In 2014, a single senior can earn at least $20,054 and a senior couple at least $40,108 before paying federal income tax.

Tax Relief for a Senior Couple—Example

Dylan and Gisele are a senior couple receiving $55,000 and $27,000 respectively in pension income. As a result of actions taken by the Government since 2006, they will pay $2,321 less in personal income tax, including $618 from broad-based income tax relief, $738 they have saved by taking advantage of pension income splitting, and $965 from the doubling of the Pension Income Credit amount and the increases in the Age Credit amount.

Dylan and Gisele will also pay $749 less in GST because of the Government’s reduction of the GST rate from 7 per cent to 5 per cent. This adds up to a total of $3,070 in tax relief for 2014, allowing Dylan and Gisele to keep more of their pension income for everyday expenses.

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Addressing Prescription Drug Abuse in Canada

Economic Action Plan 2014 proposes to invest $44.9 million over five years to expand the focus of the National Anti-Drug Strategy from illicit drugs to also address prescription drug abuse in Canada.

Prescription drug abuse has emerged as a leading consumer health and safety concern in Canada, including addiction and death due to overdose.

Canadian consumption of prescribed opioids has risen by over 200 per cent since 2000. Closely tied to this increase in usage is an increasing rate of prescription drug abuse, which doubled among Canadians aged 15 and older between 2011 and 2012.

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Economic Action Plan 2014 expands the focus of the National Anti-Drug Strategy from illicit drugs to also address prescription drug abuse in Canada, and proposes to invest $44.9 million over five years to support new actions for that purpose. This funding will be used to educate Canadian consumers on the safe use, storage and disposal of prescription medications, enhance prevention and treatment services in First Nations communities, increase inspections to minimize the diversion of prescription drugs from pharmacies for illegal sale, and improve surveillance data on prescription drug abuse in Canada.

Health-Related Tax Measures

Economic Action Plan 2014 proposes to expand health-related tax relief under the GST/HST and income tax systems to better reflect the health care needs of Canadians.

The Government is committed to ensuring that the tax system reflects the evolving nature of the health care system and the health care needs of Canadians. Economic Action Plan 2014 proposes measures that will expand health-related tax relief by:

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Expanding the list of eligible expenses under the Medical Expense Tax Credit to include costs associated with service animals specially trained to assist individuals with severe diabetes, such as diabetes alert dogs.

•	Providing further tax recognition for costs associated with eligible specially designed medical therapies and training by:

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Expanding the current GST/HST exemption for training that is specially designed to help individuals cope with a disorder or disability to also exempt services of designing such training, such as developing a training plan.

–	Including amounts paid for the design of an individualized therapy plan as an eligible expense for income tax purposes under the Medical Expense Tax Credit.

•	Exempting acupuncturists’ and naturopathic doctors’ professional services from the GST/HST.

•

Adding eyewear specially designed to electronically enhance the vision of individuals with vision impairment that is supplied on the order of a physician or other specified health professional to the list of GST/HST-free (zero-rated) medical and assistive devices.

Changes to the Medical Expense Tax Credit will apply to expenses incurred after 2013, and are estimated to reduce federal revenues by a small amount in each of 2013–14, 2014–15 and 2015–16.

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Changes to the GST/HST health-related measures will apply to supplies made after Budget Day and are estimated to reduce federal revenues by a small amount in 2013–14 and by $10 million in each of 2014–15 and 2015–16.

Diabetes Alert Dogs

Diabetes alert dogs are service dogs that assist people who have severe diabetes and experience hypoglycaemic unawareness (a condition that occurs when an individual is unable to feel or recognize the symptoms of low blood glucose levels).

These dogs are trained to detect sudden drops in their handler’s blood glucose levels through scent and alert them to the need for treatment. Diabetes alert dogs can also be trained to seek help from others, activate an emergency call system and fetch equipment (such as food, medication or an insulin kit).

Employment Insurance: Enhancing Access to Sickness Benefits

Economic Action Plan 2014 proposes to enhance access to sickness benefits for claimants who receive Parents of Critically Ill Children and Compassionate Care benefits.

When Canadians fall sick, they may not be able to care for family members who are seriously ill or injured. The Government is committed to maintaining fairness in the Employment Insurance (EI) program and to making sure that it continues to help Canadians when they need it most. Building on the recent enhancements to EI sickness benefits for parental benefit claimants, Economic Action Plan 2014 proposes to commit $2.4 million over two years and $1.2 million per year ongoing to enhance access to sickness benefits for claimants who receive Parents of Critically Ill Children and Compassionate Care benefits. The proposed enhancements will allow claimants who are away from work temporarily to take care of a critically ill or injured child or gravely ill family member at significant risk of death to temporarily suspend their claims in order to access sickness benefits, should they themselves fall sick or become injured.

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Enhanced Access to Sickness Benefits for EI Claimants Who Receive Parents of Critically Ill Children Benefits

Paul and Julie have a seven-year-old son who has been diagnosed with leukemia. A specialist medical doctor has certified that the child is critically ill and that he would have to undertake treatments for several months. Although Paul and Julie are both eligible to receive Employment Insurance benefits for Parents of Critically Ill Children, they agreed that Julie would claim the full 35 weeks of Parents of Critically Ill Children benefits for which they are eligible.

The child goes through his treatments and Julie collects Parents of Critically Ill Children benefits as expected. However, at week 10 of her claim, Julie has an accident and is expected to be hospitalized for five weeks. As she is not able to care for her son, Julie switches to sickness benefits for five weeks and transfers five weeks of Parents of Critically Ill Children benefits to Paul.

When Julie recovers from her injury, she reverts to Parents of Critically Ill Children benefits and resumes collecting the remaining benefits entitlement.

The proposed change will allow Julie to temporarily suspend her claim in order to access sickness benefits. As a result, Julie and Paul will together collect 40 weeks of benefits including 5 weeks of sickness benefits and 35 weeks of benefits for Parents of Critically Ill Children.

Increasing the Adoption Expense Tax Credit

Economic Action Plan 2014 proposes to increase the maximum amount of the Adoption Expense Tax Credit to $15,000 to provide further tax relief in recognition of the costs unique to adopting a child.

The adoption process can be costly for prospective parents. The Adoption Expense Tax Credit recognizes the costs unique to adopting a child by providing a tax credit on up to a maximum of $11,774 in expenses per child for 2014. To provide further tax recognition of adoption-related expenses such as adoption agency fees and legal fees, Economic Action Plan 2014 proposes to increase the maximum amount of the credit to $15,000. This change will apply to adoptions finalized after 2013. Normal indexation will apply to the new maximum amount for taxation years after 2014.

It is estimated that this change will reduce federal revenues by a small amount in 2013–14 and by $2 million in each of 2014–15 and 2015–16.

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Extending Changes to the Pension Transfer Limits

Economic Action Plan 2014 proposes to extend changes to the pension transfer limits to help individuals who are leaving an underfunded pension plan.

Individuals leaving a defined benefit Registered Pension Plan may receive a cash-out payment from the plan reflecting the lump-sum value of their pension benefits. The income tax rules limit the amount of such payments that may be transferred tax-free to a Registered Retirement Savings Plan, Registered Retirement Income Fund or other defined contribution retirement savings vehicle. In 2011, the Government introduced relieving changes to these limits for individuals leaving an underfunded plan that is being wound up due to an employer’s insolvency. Economic Action Plan 2014 proposes to extend these changes to additional situations to ensure the appropriate application of these rules to individuals leaving an underfunded plan. This measure will apply in respect of cash-out payments made after 2012.

It is estimated that these changes will reduce federal revenues by $3 million in 2013–14 and by $5 million in each of 2014–15 and 2015–16.

Registered Disability Savings Plans—Legal Representation

The Registered Disability Savings Plan (RDSP) is a tax-assisted savings vehicle, introduced in Budget 2007, that is widely regarded as a major policy innovation and positive development in helping to ensure the long-term financial security of Canadians with severe disabilities. Since RDSPs became available in 2008, more than 78,000 accounts have been opened.

However, a number of adults with disabilities have experienced problems in establishing an RDSP because their capacity to enter into a contract is in doubt. In many provinces and territories, the only way an RDSP can be opened in these cases is for the individual to be declared legally incompetent and have someone named as their legal guardian. This process can involve a considerable amount of time and expense on the part of concerned family members, and may have significant repercussions for the individual.

To address this issue, Economic Action Plan 2012 allowed, on a temporary basis, certain family members to become the plan holder of the RDSP for an adult individual who might not be able to enter into a contract.

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While the temporary measure has facilitated greater access to RDSPs, it does not represent a complete solution, because only those potential RDSP beneficiaries who have parents or spouses can benefit. In addition, under provincial and territorial trust law, withdrawals from RDSPs must be paid to the beneficiary of the plan or his or her legal representative.

Some provinces and territories have already instituted streamlined processes to allow for the appointment of a trusted person to manage resources on behalf of an adult who lacks contractual capacity, or have indicated that their system already provides sufficient flexibility to address these concerns. In this regard, the Government of Canada recognizes the leadership shown by the Governments of British Columbia, Alberta, Saskatchewan, Manitoba, Newfoundland and Labrador, and Yukon.

Other provinces have taken significant steps to identify a solution in their respective jurisdictions. The Government of Canada appreciates the recent efforts that the Government of Ontario has made in tasking the Law Commission of Ontario to recommend a streamlined alternative process and the recent indication from the Government of the Northwest Territories that it will address this issue on a case-by-case basis.

The Government of Canada urges the governments of Quebec, Nova Scotia, New Brunswick, Prince Edward Island and Nunavut to take prompt action.

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Tax Support for People With Disabilities and Their Families

The federal tax system helps support Canadians with disabilities and those who care for them in many ways.

Disability and Health

•    The Disability Tax Credit (DTC) provides general tax relief of $1,165 to eligible individuals with a severe and prolonged disability.

•    The Medical Expense Tax Credit provides tax relief to individuals, including family caregivers, for an unlimited amount of eligible above-average medical and disability-related expenses.

•    Under the GST/HST, relief is provided for basic health care services, including home care services, as well as prescription drugs, certain medical devices, and hospital parking for patients and visitors.

Children

•    The Child Disability Benefit provides $2,650 (for the 2014–15 benefit year) in tax-free support to parents of DTC-eligible children.

•    A supplement to the DTC provides additional tax relief of $680 for DTC-eligible children.

•    The Children’s Fitness Tax Credit and Children’s Arts Tax Credit each provide a supplement of $75 in tax relief for DTC-eligible children, effectively doubling the maximum general relief provided by these credits.

Caregivers

•    The Caregiver Tax Credit ($680), the Infirm Dependant Credit ($680) and the Eligible Dependant Credit ($1,671) can provide tax relief to recognize the additional costs incurred by caregivers.

•    The Family Caregiver Tax Credit provides enhanced tax relief of $309 to caregivers of infirm dependent relatives, including spouses, common-law partners and minor children.

Savings and Retirement

•    The Registered Disability Savings Plan (RDSP) helps DTC-eligible individuals—and their families—save for their long-term financial security. Up to $90,000 in total Canada Disability Savings Grants and Canada Disability Savings Bonds are available for each eligible beneficiary.

•    Special rules are available under the Registered Education Savings Plan for DTC-eligible beneficiaries and for rollovers of a deceased individual’s Registered Retirement Savings Plan (RRSP) proceeds to the RRSP or RDSP of a financially dependent infirm child or grandchild.

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Tax Support for People With Disabilities and Their Families

Employment and Education

•   The Working Income Tax Benefit provides a disability supplement of up to $556, in addition to the base amount, for low-income working Canadians who are DTC-eligible.

•   The Refundable Medical Expense Supplement of up to $1,152 helps offset the loss of provincial and territorial disability-related support upon entering the labour force.

•   The Child Care Expense Deduction allows parents of DTC-eligible children to deduct $10,000 in child care costs incurred to work or study.

•   The Disability Supports Deduction allows individuals with disabilities to deduct costs for disability supports that enable them to work or study.

•   Certain disability-related employment benefits are not included in the taxable income of certain DTC-eligible employees.

•   Special eligibility rules under the Education Tax Credit, the Textbook Tax Credit, the tax exemption for income from scholarships, fellowships and bursaries, and the Lifelong Learning Plan apply to DTC-eligible part-time students.

Housing

•   Special eligibility rules under the First-Time Home Buyers’ Tax Credit ($750) and the Home Buyers’ Plan apply to DTC-eligible individuals.

•   Certain disability-related home renovation, construction and moving expenses may be claimed under the Medical Expense Tax Credit.

Notes: Amounts presented are the maximum tax relief or benefit for 2014, unless otherwise specified. Details of these measures are available on the Canada Revenue Agency website.

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How the Federal Tax System Helps Persons With Disabilities and Their Families

Support available through the tax system for persons with disabilities and their families is illustrated in three examples below. Amounts in parentheses after a measure represent the total federal income tax relief for 2014, or other benefits received, due to that measure. Tax relief and other benefits available from provincial and territorial governments are not considered.

A Family Caring for a Child With a Disability: Frank and Marilyn’s Story

Frank and Marilyn are a couple with one child, nine-year-old son Jacob. Like last year, Frank and Marilyn each earn $40,000 in 2014. Jacob has severe autism, and has been determined, based on certification of the effects of his condition by a qualified medical practitioner, to be eligible for the Disability Tax Credit, including the supplement for children ($1,845).

Since Jacob’s autism results in his needing significant assistance from his parents to attend to his personal needs, Frank or Marilyn can claim the Family Caregiver Tax Credit ($309) in addition to the Child Tax Credit ($338).

Frank and Marilyn can also claim more for Jacob’s music lessons and swim classes by virtue of his eligibility for the Disability Tax Credit under the Children’s Arts Tax Credit ($150) and Children’s Fitness Tax Credit ($150).

Due to high medical expenses, including for therapy, tutoring and a service dog for Jacob (which amount to $10,000 in eligible medical expenses in excess of 3 per cent of one of their net incomes in 2014), Frank and Marilyn can claim the Medical Expense Tax Credit ($1,500).

Frank and Marilyn are also eligible to receive the Child Disability Benefit ($1,929) in addition to the Canada Child Tax Benefit base benefit ($725) and, like last year, intend to contribute these amounts to their son’s Registered Disability Savings Plan, to attract the maximum annual Canada Disability Savings Grant ($3,500).

As a result, Frank and Marilyn expect to receive a total of $4,292 in tax relief for 2014, and $2,654 in child benefits, in addition to $3,500 in Canada Disability Savings Grants for Jacob, for a total of $10,446 to support them in caring for their son and saving for his long-term financial security.

A Student Entering the Labour Force: Amrita’s Story

Amrita is studying part time to become a medical assistant and recently began working in a clinic where she expects to earn $16,000 in 2014. As a blind person, Amrita is eligible for the Disability Tax Credit ($1,165). Although she cannot study full time due to her condition, she can claim the Education and Textbook Tax Credits ($558 for eight months of study) equivalent to the credits available for full-time study.

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How the Federal Tax System Helps Persons With Disabilities and Their Families

Amrita incurs $4,700 in eligible disability-related expenses in order to work in 2014, which she can deduct from her income under the Disability Supports Deduction ($422), as well as claim under the Refundable Medical Expense Supplement ($1,152).

Amrita is also eligible for the Working Income Tax Benefit including the disability supplement ($1,497) for a single person and the maximum annual Canada Disability Savings Bond ($1,000) in her Registered Disability Savings Plan. In future years, when Amrita can make contributions to her Registered Disability Savings Plan, she could be eligible for Canada Disability Savings Grants for which she has unused entitlements from the past 10 years (for years after 2007).

As a result, Amrita is entitled to $2,145 in tax relief for 2014 and $3,649 in other benefits for a total of $5,794 in recognition of her additional living expenses and the additional costs she incurs to work and study. She will pay no income tax, carry forward her education and textbook amounts to future years, and transfer the Disability Tax Credit to her aunt who has been supporting her.

A Couple Adapting to Disability: Henry and Martha’s Story

Henry has reduced his work hours to spend more time taking care of his wife Martha, who is mobility-impaired due to progressive multiple sclerosis. Due to the effects of Martha’s condition, which were certified by a qualified medical practitioner, Martha has been determined to be eligible for the Disability Tax Credit ($1,165).

Henry earns $60,000 in 2014 and is eligible to claim the Family Caregiver Tax Credit ($309) in addition to the Spouse or Common-Law Partner Credit ($1,671). Because Martha has no taxable income, Henry can claim Martha’s Disability Tax Credit.

The couple buys a new home to better accommodate Martha’s wheelchair. Even though neither Henry nor Martha is a first-time home buyer, Henry can claim the First-Time Home Buyers’ Tax Credit ($750) for this purchase and both he and Martha can withdraw up to $25,000 each from their Registered Retirement Savings Plans under the Home Buyers’ Plan without immediate tax consequences. Henry can also claim moving expenses (to the maximum of $2,000), fees for part-time attendant care (to the maximum of $10,000) and incremental construction costs for a wheelchair-accessible home (he incurs $9,800 in eligible construction costs), totalling $20,000 in eligible expenses in excess of 3 per cent of his net income in 2014 under the Medical Expense Tax Credit ($3,000).

As a result, Henry is expected to receive about $6,895 in tax relief for 2014 for the needs and care of his wife.

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Enhancing the New Horizons for Seniors Program

Economic Action Plan 2014 proposes to increase funding for the New Horizons for Seniors Program by an additional $5 million per year.

The Government of Canada recognizes the important role community partners play in supporting seniors and building age-friendly communities. Through the New Horizons for Seniors Program, the Government provides funding to organizations that raise awareness of elder abuse and help ensure seniors can benefit from, and contribute to, the quality of life in their communities through active living and participation in social activities. For example, seniors in Scarborough, Ontario, now have greater awareness about how to protect themselves from fraud and financial abuse thanks to the Debt-Free Management Education (Seniors for Seniors) project, developed by the Canadian Centre for Women’s Education and Development. In Vancouver, the Association of Neighbourhood Houses of British Columbia has initiated the Elders Financial Abuse Awareness Dialogue Project. This multicultural project was developed for seniors to raise awareness of elder abuse, determine the root causes of elder financial abuse and reduce its incidence in ethnic communities across British Columbia.

Economic Action Plan 2014 proposes to provide an additional $5 million annually to the New Horizons for Seniors Program. This funding can support municipalities, not-for-profits, social enterprises and other community partners to address the needs of seniors.

Supporting Caregivers as Labour Force Participants

The Government is announcing that it will launch a Canadian Employers for Caregivers Plan to help maximize caregivers’ labour market participation.

The Government of Canada understands the sacrifice many Canadians make to care for their family members and the impact this has on both working caregivers and their employers. The Government will launch a Canadian Employers for Caregivers Plan to engage with employers on cost-effective workplace solutions to help maximize caregivers’ labour market participation. The Plan will include the creation of an employer panel that would identify promising workplace practices that support caregivers. Details will be announced by the Minister of State (Seniors) over the coming months.

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Federal Programs Supporting Affordable Housing

The Government is committed to ensuring low-income families and vulnerable Canadians have access to quality affordable housing.

Some households face financial constraints or have distinct housing needs that impede their participation in the housing market. The Government will continue to work with provincial and territorial governments, municipalities, the Federation of Canadian Municipalities, and other stakeholders at the community level to ensure the accessibility and sustainability of housing, including social housing, for those most in need.

In Economic Action Plan 2013, the Government announced funding of $1.25 billion over five years to renew the Investment in Affordable Housing beginning in April 2014. Under the Investment in Affordable Housing, provinces and territories match federal investments and design and deliver programs to address local needs and priorities. Initiatives can include new construction, renovation, home ownership assistance, rent supplements, shelter allowances, and accommodations for victims of family violence.

Support for Affordable Housing

Since 2006, the Government has provided significant support for affordable housing, including:

•   $1.7 billion annually through Canada Mortgage and Housing Corporation (CMHC) for close to 600,000 households on and off reserves across Canada living in existing social housing.

•   $1 billion in 2012 through CMHC’s Direct Lending initiative for the refinancing of existing commitments both on and off reserves, and financing of new commitments on reserves.

•   $1.9 billion for housing and homelessness, including the Investment in Affordable Housing and the Homelessness Partnering Strategy. Over 147,000 households benefited from the Investment in Affordable Housing between April 2011 and September 2013.

•   $303 million annually in support of First Nations housing needs on reserves through CMHC and Aboriginal Affairs and Northern Development Canada. Over the past five years, this funding has supported the construction of approximately 1,750 new units, renovations to about 3,100 existing units, capacity development and other housing initiatives.

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Support for Affordable Housing

The Government has also played a key role in addressing the recent economic downturn through housing-related measures in Canada’s Economic Action Plan 2009, including:

•  $2 billion to create new and renovate existing social housing, resulting in more than 16,500 social housing and First Nations housing projects across Canada.

•  $2 billion for the Municipal Infrastructure Lending Program, through which CMHC provided 272 low-cost loans to municipalities for housing-related infrastructure projects in towns and cities across the country.

Homelessness Partnering Strategy and Housing First

The Government has renewed the Homelessness Partnering Strategy as announced in Economic Action Plan 2013, and continues to work with communities, provinces and territories and the private and not-for-profit sectors to implement a Housing First approach to homelessness.

The Government is committed to ensuring that vulnerable Canadians who experience extended or repeated periods of homelessness have access to quality housing. Economic Action Plan 2013 announced nearly $600 million over five years starting April 2014 to renew and refocus the Homelessness Partnering Strategy using a Housing First approach. The Housing First approach involves giving people who are homeless a place to live, and then providing necessary supports to help them stabilize their lives and recover. As demonstrated by the Mental Health Commission of Canada’s At Home/Chez Soi project, the Housing First approach is an effective method to reduce homelessness and help those with mental illness. Through the Homelessness Partnering Strategy, the Government is implementing the Economic Action Plan 2013 commitment, and continues to work with communities, provinces and territories and the private and not-for-profit sectors to find flexible and effective ways to respond to homelessness.

Restoring the Effectiveness of the Excise Duty on Tobacco Products

Economic Action Plan 2014 proposes to restore the effectiveness of the excise duty on tobacco products by adjusting the domestic rate of excise duty on such products to account for inflation and eliminating the preferential excise duty treatment of tobacco products available through duty free markets.

Reducing tobacco consumption is an important health objective, and a key tool in achieving this objective is the excise duty on tobacco products.

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The general domestic rate of excise duty on cigarettes has not effectively changed since 2002, meaning that the real rate of the excise duty has deteriorated by 23.7 per cent. To restore the effectiveness of the excise duty in reducing tobacco consumption, Economic Action Plan 2014 proposes to adjust the rate of excise duty on cigarettes, effective after Budget Day, to account for inflation since 2002. This measure will increase the rate of excise duty on cigarettes from $0.425 per 5 cigarettes or fraction thereof to $0.52575 per 5 cigarettes or fraction thereof (e.g. from $17.00 to $21.03 per carton of 200 cigarettes). This measure also includes corresponding increases in the rates of excise duty on other tobacco products (e.g. fine-cut tobacco for use in roll-your-own cigarettes, chewing tobacco and cigars), reflecting the inflationary adjustment in the rate for cigarettes.

In addition, to eliminate the preferential excise duty treatment of tobacco products available through duty free markets (e.g. duty free shops), Economic Action Plan 2014 proposes to increase the excise “duty free” rates on these products, effective after Budget Day, to be consistent with the rates of excise duty on the same tobacco products available in the domestic market (e.g. the excise “duty free” rate for cigarettes will increase from $15.00 to $21.03 per carton of 200 cigarettes).

It is estimated that these measures will increase federal tax revenues by $96 million in 2013–14, $685 million in 2014–15 and $660 million in 2015–16.

Going forward, to ensure that tobacco tax rates retain their real value in the future, the rates will be indexed to the Consumer Price Index and automatically adjusted accordingly every five years.

Tobacco use remains the leading preventable cause of disease and death in Canada, killing more than 37,000 Canadians each year. Cigarettes are highly addictive and cause cancer, heart disease and stroke, emphysema, and many other diseases. The overwhelming majority of new smokers are adolescents. A sustained, comprehensive response to the tobacco epidemic is essential, and tobacco taxation is a key component of that response.

—Excerpt from a May 3, 2013 submission to the Minister of Finance and Minister of Health, “A Win-Win: Recommendation for an

Inflation Adjustment to Federal Cigarette Tax Rates,” endorsed by the Canadian Cancer Society and 12 other health organizations

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Our evidence suggests that, even in Canada a big increase in the federal excise tax could get about one million smokers to quit and save about 5,000 lives a year.

—Dr. Prabhat Jha, Founding Director, Centre for Global Health

Research, St. Michael’s Hospital and Professor, Dalla Lana School of

Public Health, University of Toronto

The Government Has a Strong Record of Combating Contraband Tobacco

Since 2006 the Government has taken a number of important steps to control contraband tobacco including:

•   Providing funding for 71 new RCMP customs and excise officers to combat tobacco smuggling.

•   Renewing the Federal Tobacco Control Strategy with an investment of $368.5 million over five years with a focus on contraband tobacco.

•   Establishing the Task Force on Illicit Tobacco Products and the RCMP Contraband Tobacco Enforcement Strategy.

•   Restricting the possession and importation of tobacco manufacturing equipment.

•   Enhancing the tobacco stamping regime to deter contraband tobacco.

•   Establishing the RCMP Anti-Contraband Tobacco Force of 50 officers and raising minimum penalties for trafficking in illicit tobacco.

•   Adding 10 additional police officers in First Nations communities focused on contraband tobacco.

•   Introducing the Tackling Contraband Tobacco Act to create a new offence of trafficking in contraband and to provide for minimum penalties of imprisonment for repeat offenders.

•   Launching the “Break It Off” Campaign—a tobacco cessation program aimed at young Canadians. This is part of a multi-year $4.8-million investment to help young people quit smoking and stay smoke-free.

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Enhancing Support to Combat Contraband Tobacco

Economic Action Plan 2014 proposes to allocate $91.7 million over five years to enhance the RCMP’s ability to combat contraband tobacco.

Contraband tobacco remains a serious threat to the public safety of Canadians. The illegal manufacture and distribution of this commodity fuels the growth of organized criminal networks. Building on recent investments, Economic Action Plan 2014 proposes to allocate $91.7 million over five years to enhance the RCMP’s ability to combat contraband tobacco.

The new funding to enhance the RCMP’s ability to combat contraband tobacco will be used to increase intelligence-led policing efforts, including the creation of a Geospatial Intelligence and Automated Dispatch Centre and the deployment of a range of sensor devices to detect movement on the border in high-risk areas, from the Maine-Quebec border to Oakville, Ontario.

Specifically, these enhancements would involve the deployment of high-end sensor devices including radar, sonar and unmanned ground sensors; mobile workstations; and long-range thermal video cameras to enable RCMP officers to respond in real time to high-risk alerts.

Investing in Stronger Communities

The Government continues to take concrete action to maintain strong and healthy Canadian communities. Economic Action Plan 2014 supports communities by taking additional steps to support the charitable sector. It proposes to maintain its investments in Canada’s vibrant arts and culture communities and to further recognize and support Canada’s veterans and their families. Economic Action Plan 2014 also provides additional support for Canadians in need and to help Canadians prepare for and recover from natural disasters. In addition, Economic Action Plan 2014 supports Canadians’ safety and security, supports the delivery of justice to victims of crime and their families, and continues to provide development and humanitarian assistance to people in other countries.

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Charities

The Government of Canada recognizes that the charitable sector plays an essential and irreplaceable role in our society by providing valuable services to Canadians, including to those most in need. Economic Action Plan 2014 further responds to the report of the House of Commons Standing Committee on Finance on charitable donation tax incentives by proposing investments to reduce the administrative burden on charities and measures to enhance public awareness and tax incentives for charitable giving. It also proposes to amend the Criminal Code to remove an antiquated restriction and allow charities to conduct their lotteries through the use of modern technology.

Further Response to the Report of the House of Commons Standing Committee on Finance on Charitable Donation Tax Incentives

To encourage Canadians to donate to registered charities, the Government of Canada provides individuals and businesses with tax incentives that have been described as among the most generous in the world. In fact, federal tax assistance for the charitable sector amounts to approximately $3 billion annually. Provinces and territories also provide significant tax assistance.

In February 2013, the House of Commons Standing Committee on Finance completed an extensive review of charitable donation tax incentives and related issues. Economic Action Plan 2013 responded to the Committee’s February 11, 2013 report Tax Incentives for Charitable Giving in Canada by introducing the First-Time Donor’s Super Credit, which is being promoted by charities across Canada. In Economic Action Plan 2013, the Government also committed to work with the charitable sector and redouble its ongoing efforts in several areas identified by the Committee. Economic Action Plan 2014 introduces several measures that deliver on this commitment.

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Investing to Reduce the Administrative Burden on Charities and Enhancing Public Awareness

Economic Action Plan 2014 further responds to the recommendations in the report of the House of Commons Standing Committee on Finance on charitable donation tax incentives by proposing to reduce the administrative burden on charities and enhance public awareness.

Registered charities must file annual information returns with the Canada Revenue Agency. Unlike other groups, however, charities do not have the option of filing their information returns electronically. This poses a significant administrative burden for volunteers and staff of some 86,000 registered charities across Canada. This issue must be addressed to allow charities to devote more time and resources to charitable activities rather than administration. In addition, making data on charitable giving and trends more accessible will enhance public understanding of the charitable sector.

Both information technology modernization and enhanced public awareness have been identified as key priorities by the charitable sector. Accordingly, Economic Action Plan 2014 proposes the following measures:

•

To reduce the administrative burden on charities, funding will be provided to the Canada Revenue Agency to modernize its information technology, thereby enabling charities to apply for registration and file their annual information returns electronically for the first time. This will represent an overall cash investment of $23 million over five years.

•	To improve public awareness, the Canada Revenue Agency will establish an enhanced web presence on charitable giving trends and characteristics in Canada.

These measures are expected to cost $1 million in 2014–15 and $0.5 million in 2015–16.

Enhancing Tax Incentives for Giving

Economic Action Plan 2014 further responds to the recommendations in the report of the House of Commons Standing Committee on Finance on charitable donation tax incentives by proposing measures to enhance tax incentives for charitable giving.

Existing tax incentives play an important role in encouraging charitable giving by Canadians. Economic Action Plan 2014 proposes to further enhance these incentives with the following measures:

•	To encourage Canadians to make additional donations of ecologically sensitive land, the 5-year carry-forward period for claiming these donations will be doubled to 10 years.

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•

To further facilitate charitable giving, the trustee of an individual’s estate will be allowed increased flexibility to apply charitable donation credits against the income tax liabilities of the individual or the estate.

These measures are expected to cost $10 million in 2015–16.

Since 2006, the Government Has Taken a Number of Important Steps to Support the Charitable Sector

The Government has:

•    Provided a complete exemption from the capital gains tax for donations of publicly listed securities, donations of ecologically sensitive land to public conservation charities, as well as certain donations of exchangeable shares.

•    Introduced a temporary First-Time Donor’s Super Credit on cash donations of up to $1,000 made before 2018.

•    Reduced the administrative burden on charities by greatly simplifying the disbursement quota requirements, allowing charities to focus more time and resources on their charitable activities.

•    Reassured Canadians that their donations are used to support legitimate charities engaged in charitable activities by introducing several new measures that improve accountability and transparency in the charitable sector.

Amending the Criminal Code to Modernize Charitable Lotteries

Economic Action Plan 2014 proposes to amend the Criminal Code to allow charities to conduct lotteries through the use of modern technology.

Each year, charities in Canada raise hundreds of millions of dollars to support worthy causes through lottery sales. However, outdated legislation forces charities to process and activate all sales manually, and then send customers their tickets by mail—barring them from using modern electronic technology like computers.

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In order to reduce administrative costs associated with charitable lotteries and allow charities to modernize their lottery systems, Economic Action Plan 2014 proposes to amend the Criminal Code to allow charities to conduct various aspects of lotteries through the use of a computer. The use of a computer will also allow charities to use modern e-commerce methods for the purchasing, processing and issuing of lottery tickets and issuing of receipts to donors. Prominent Canadian charities including the Heart and Stroke Foundation, the Canadian Cancer Society and Sick Kids Hospital report that allowing the use of computers could save millions of dollars each year in administrative costs for all Canadian charities that run lotteries. For example, the Heart and Stroke Foundation has identified potential savings of $1 million in annual administrative costs related to the use of computers in its lottery alone. Charities will be able to use these substantial savings to support their important work.

Building on the support already voiced by the Governments of Ontario, Alberta and Manitoba, the Government will consult with the provinces and territories on the proposed amendments to the Criminal Code.

Exploring the Potential of Social Finance Initiatives

Economic Action Plan 2014 announces that the Government will continue to work with leaders in the not-for-profit and private sectors to explore the potential for social finance initiatives.

Governments are not always best placed to solve the most pressing or persistent social and economic problems. There are Canadians who possess innovative solutions to these problems and there are others who are willing to fund “social entrepreneurs” in meeting these challenges.

In December 2013, the Minister of Employment and Social Development created a new Ministerial Advisory Council on Social Innovation, which includes experts and practitioners in the fields of social finance and social enterprise.

The Government of Canada is committed to supporting Canadians’ use of innovative approaches to address pressing unmet social and economic needs. The Government will continue to work with leaders in the not-for-profit and private sectors to explore the potential for social finance initiatives and examine whether there are barriers to their success.

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Investing in Arts, Culture and Sports

The Government’s continued commitment to arts and culture helps build stronger communities by bringing people together through shared artistic and cultural experiences. In addition, the Government will continue to support efforts to preserve Aboriginal languages.

The Government is committed to helping Canadians stay healthy. Economic Action Plan 2014 proposes a number of sport and fitness measures such as maintaining the Government’s record level of investment in sport.

In the coming years leading up to the 150th anniversary of Confederation, Canadians will commemorate many historic nation-building events, including the 150th anniversary of the Charlottetown Conference, the Quebec Conference and Montreal’s 375th anniversary.

Renewing Arts Funding

Beginning in 2015–16, Economic Action Plan 2014 proposes to provide ongoing funding of $105 million per year in support of core cultural programs.

Ongoing federal funding helps support the cultural sector and improves Canadians’ access to the arts and cultural activities in their communities. Beginning in 2015–16, Economic Action Plan 2014 proposes to provide ongoing funding of $105 million per year in support of core arts programs. This includes funding of:

•	$25 million for the Canada Council for the Arts.

•	$30.1 million for the Canada Cultural Investment Fund.

•	$30 million for the Canada Cultural Spaces Fund.

•	$18 million for the Canada Arts Presentation Fund.

•	$1.8 million for the Fathers of Confederation Buildings Trust.

This investment will ensure that Canadians continue to enjoy access to a great diversity of Canadian arts and culture.

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Supporting the Canada Book Fund

Beginning in 2015–16, Economic Action Plan 2014 proposes to provide ongoing funding of $9 million per year for the Canada Book Fund.

Canadian book publishers generate over $2 billion in annual revenues and employ close to 9,000 people. The Canada Book Fund helps supports access to a diverse range of Canadian-authored books in Canada and abroad. Beginning in 2015–16, Economic Action Plan 2014 proposes to provide ongoing funding of $9 million per year for the Canada Book Fund.

Supporting the Canada Music Fund

Beginning in 2015–16, Economic Action Plan proposes to provide ongoing funding of $8.8 million per year for the Canada Music Fund.

Canada’s music sector generates nearly $3 billion every year in economic activity from sound recordings, concerts, commercial radio and performing rights. The Canada Music Fund helps Canadians access new Canadian music and Canadian artists. Beginning in 2015–16, Economic Action Plan proposes to provide ongoing funding of $8.8 million per year for the Canada Music Fund.

Continued Support for the Virtual Museum of Canada and Online Works of Reference

Beginning in 2015–16, Economic Action Plan 2014 proposes to provide ongoing funding of $4.2 million per year for the Virtual Museum of Canada and $1.2 million per year for the Online Works of Reference. The funding and responsibility for these programs will be transferred to the Canadian Museum of History.

The Virtual Museum of Canada brings together content from Canada’s museums on one website to provide access to virtual exhibitions. Beginning in 2015–16, Economic Action Plan 2014 proposes to provide ongoing funding of $4.2 million per year for the Virtual Museum of Canada. This funding supplements existing funding of $2 million per year, for a total annual investment of $6.2 million. The funding and the responsibility for the Virtual Museum of Canada will be transferred to the Canadian Museum of History.

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The Online Works of Reference provides online content on Canadian culture and history and gives access to The Canadian Encyclopedia/Encyclopedia of Music in Canada and The Dictionary of Canadian Biography, a comprehensive historical dictionary that provides articles with accounts of the lives and times of the individuals who contributed to Canada’s development. Beginning in 2015–16, Economic Action Plan 2014 proposes to provide ongoing funding of $1.2 million per year for the Online Works of Reference. This funding supplements existing funding of $0.9 million per year, for a total annual investment of $2.1 million. The funding and the responsibility for the Online Works of Reference will be transferred to the Canadian Museum of History.

Celebrating the 150th Anniversary of Canada’s Founding Conferences

Economic Action Plan 2014 confirms the Government’s support for celebrating the historic importance of the Charlottetown Conference and the Quebec Conference.

In 2014, all Canadians are invited to commemorate the 150th anniversary of the historic conferences that led to the birth of our country. The Charlottetown Conference, along with the Quebec Conference one month later, were the foundation upon which Canada was built and led to the proclamation of the British North America Act and the birth of the Dominion of Canada on July 1, 1867.

In 2014, through existing programs, the Government will offer Canadians opportunities to celebrate and learn more about these significant milestones in the creation of Canada.

Maintaining the Government’s Record Level of Support for Sport

Economic Action Plan 2014 maintains the Government of Canada’s record level of investment in sport including ongoing programming support for our Olympic, Paralympic and Special Olympic athletes and coaches. Beginning in 2015–16, Economic Action Plan 2014 proposes to dedicate ongoing funding of $23 million per year for the Sport Support Program.

Sport strengthens our communities and is a powerful means of enhancing the lives of Canadians of all ages, particularly children and youth, by enabling them to become more active and healthy. Sport contributes to our sense of national pride through the pursuit of excellence by our high performance athletes.

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The Government of Canada has invested up to $500 million in the 2015 Pan American and Parapan American Games in Toronto. Canadian sport excellence and culture will be on display as Canada hosts up to 10,000 athletes, coaches and officials from 41 countries for the Pan American Games in July and the Parapan American Games in August. Beginning in 2015–16, Economic Action Plan 2014 proposes to dedicate ongoing funding of $23 million per year for the Sport Support Program. This includes $11 million targeted for winter sports through Own the Podium, $6 million targeted for team sports, $5 million for the Canadian Paralympic Committee, and, as recently announced, $1 million for Special Olympics Canada.

All Canadians are cheering on our Canadian athletes and coaches and celebrating their outstanding accomplishments at the Olympic and Paralympic Winter Games in Sochi, Russia.

Special Olympics Canada

Economic Action Plan 2014 proposes additional funding of $10.8 million over four years for Special Olympics Canada.

Special Olympics Canada is a national, volunteer-driven organization that provides sport training and competition opportunities for approximately 36,000 athletes of all ages with an intellectual disability.

Special Olympic athletes represent our country at the Special Olympics World Games and are great role models, particularly for children and young Canadians. Their passion is inspiring and shows that sport has the power to enrich lives, change attitudes and strengthen communities. However, only approximately 5 per cent of Canadians with an intellectual disability are registered with Special Olympics—a number Special Olympics Canada is committed to significantly increase.

Economic Action Plan 2014 proposes to provide funding of $10.8 million over four years to support the efforts of Special Olympics Canada. This funding is in addition to the ongoing funding of $1 million per year mentioned above. The Government is proud to assist Special Olympics Canada in its efforts to provide sport training and competition opportunities for Canadian athletes with an intellectual disability.

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Supporting Retirement Savings Opportunities for Amateur Athletes

Economic Action Plan 2014 proposes to provide greater retirement savings opportunities in respect of income contributed to amateur athlete trusts.

An amateur athlete who is a member of a registered Canadian amateur athletic association and is eligible to compete in international sporting events as a Canadian national team member is permitted to place certain income received in connection with their participation in these events in an arrangement known as an amateur athlete trust. Income contributed to an amateur athlete trust, as well as the investment income earned in the trust, benefits from a deferral of tax for up to eight years after an athlete ceases competing as a Canadian national team member.

The current tax rules for amateur athlete trusts reflect amendments that were made in 2008. These amendments allowed athletes, who were no longer required by sports federations to set aside certain income in a trust to maintain their amateur status, to continue to benefit from the deferral of tax provided through amateur athlete trusts.

Currently, however, income contributed to an amateur athlete trust does not qualify as earned income in determining an athlete’s annual Registered Retirement Savings Plan (RRSP) contribution limit. This treatment limits the amount of RRSP room available to amateur athletes to save for retirement, entailing another sacrifice for amateur athletes who delay their careers to represent Canada internationally.

To recognize Canada’s pride in its amateur athletes in this year of the 2014 Winter Olympics, Economic Action Plan 2014 proposes to allow income contributed to an amateur athlete trust to qualify as earned income for the purpose of determining an athlete’s annual RRSP contribution limit. This will provide amateur athletes with more flexibility to save for retirement on a tax-assisted basis and ease their eventual integration into the workforce by deferring tax on income from their athletic endeavours. This measure will apply in respect of contributions made to amateur athlete trusts after 2013. In addition, individuals will be permitted to make an election to have income that was contributed to an amateur athlete trust in 2011, 2012 and 2013 qualify as earned income for RRSP limit purposes.

It is estimated that this change will reduce federal revenues by a small amount in each of 2013–14, 2014–15 and 2015–16.

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How Amateur Athletes Will Benefit

Paula is an amateur athlete and Canadian national team member who earns $50,000 of income from endorsements and public appearances. She contributes this income to an amateur athlete trust, which means that this income is not treated as earned income in determining her 18-per-cent of earnings RRSP contribution limit.

Under the proposal, the $50,000 of income Paula contributes to her amateur athlete trust will qualify as earned income for RRSP contribution limit purposes. As a result, her annual RRSP contribution limit will increase by $9,000 (18 per cent of $50,000).

Le Grand Défi

Economic Action Plan 2014 proposes to provide $1 million over two years to Le Grand défi Pierre Lavoie.

The Government recognizes the importance of physical activity and healthy lifestyles for young Canadians. Economic Action Plan 2014 proposes to provide $1 million over two years to Le Grand défi Pierre Lavoie to promote healthy living and physical activity for school children across Canada.

Supporting and Honouring Veterans

The Government of Canada is dedicated to honouring the sacrifices made by veterans and their families and ensuring that they receive the support they need. With the implementation of the New Veterans Charter in 2006, the Government significantly increased the range of benefits and services it provides to ensure that disabled veterans not only receive compensation for the pain and suffering related to their disabilities, but that they also receive support aimed at restoring their ability to function at home, in their community and at work. Since implementing the Charter, the Government has invested close to $5 billion to further broaden and improve programs for veterans. As a result, the Government now provides a more complete suite of programs that addresses the needs of close to 200,000 veterans and family members each year.

Building on progress to date, Economic Action Plan 2014 proposes a number of additional investments and legislative measures to honour the sacrifices made by veterans and their families, facilitate the successful transition of veterans to civilian life and provide them with better access to services.

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Support for Veterans

The Government of Canada offers a comprehensive suite of programs to ensure that veterans and their families receive the services and support that they need.

This includes a number of financial benefits and allowances to disabled veterans, such as:

•   A tax-free disability pension of up to $2,617 per month for a single veteran without dependent children.

•   A tax-free lump-sum disability award of up to $301,275.

•   A benefit of up to $1,725 per month to compensate permanently and severely impaired veterans for the lack of career opportunities.

•   A benefit of up to $1,057 per month for permanently and severely impaired veterans who cannot find suitable, gainful employment.

The Government also provides income replacement support to veterans that includes:

•   A payment to ensure that post-release income of veterans undergoing a rehabilitation process or who are totally and permanently incapacitated does not fall below 75 per cent of the veteran’s pre-release salary, with a minimum salary currently set at $42,426.

•   A tax-free payment of up to $1,411 per month for a single disabled veteran without dependent children who has completed a rehabilitation process, who is able to work, but has not been able to find a job or has a low-paying job.

In addition, veterans have access to a range of health and rehabilitation services, including:

•   Vocational support and career counseling programs that can provide up to $75,800 in vocational rehabilitation and training.

•   Physical and psychological health treatments.

•   Support to help aging veterans remain independent and self-sufficient in their home and community.

•   Support for disabled and aging veterans residing in long-term care facilities.

In 2012–13, the Government spent approximately $3.1 billion in direct support for veterans and their families.

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Expanding the Funeral and Burial Program for Modern-Day Veterans

Economic Action Plan 2014 proposes $108.2 million over three years, starting in 2013–14, to expand eligibility for the Funeral and Burial Program to ensure that modern-day veterans of modest means have access to a dignified funeral and burial.

The Government wants to ensure that the men and women who fought for our country have access to the programs and services they need. This includes a commitment to providing a dignified funeral and burial for veterans of modest financial means.

Economic Action Plan 2013 invested $65 million over two years to simplify the Funeral and Burial Program for veterans’ estates and to increase the funeral services reimbursement rate from $3,600 to $7,376.

Economic Action Plan 2014 proposes a further investment of $108.2 million over three years, starting in 2013–14, to expand eligibility of the program to ensure that modern-day veterans of modest means have access to a dignified funeral and burial.

Commemorating Canada’s Mission in Afghanistan

The Canadian mission in Afghanistan has been the most significant Canadian military engagement since the Korean War and the fifth most costly military conflict in our nation’s history in terms of lives lost.

The Government is committed to recognizing the historic significance of this military engagement and the enormous personal sacrifices made by the thousands of Canadian Armed Forces personnel and dedicated public servants and civilians.

Priority Hiring of Veterans

The Government is proposing changes to the Public Service Employment Act and the Public Service Employment Regulations to enhance employment opportunities in the federal public service for veterans.

Each year, about 7,600 Canadian Armed Forces personnel leave the Canadian Armed Forces, including approximately 1,000 personnel released for medical reasons beyond their control. Finding meaningful employment is a key factor in making a successful transition to civilian life.

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In recognition of their service to Canada, the Government proposes to enhance employment opportunities in the federal public service for medically released Canadian Armed Forces personnel by creating a statutory hiring priority in the Public Service Employment Act for Canadian Armed Forces personnel who are medically released for service-related reasons, and by extending the duration of priority entitlements from two to five years for all medically released Canadian Armed Forces personnel.

The Government also proposes to amend the Public Service Employment Act to give preference to eligible veterans in external public service job competitions, and to allow Canadian Armed Forces personnel with at least three years of military service to participate in internal public service job competitions.

Providing Better Access to Veterans Affairs Canada’s Services Online

Economic Action Plan 2014 proposes funding of $2.1 million in 2014–15 to improve My VAC Account, a web-based tool that provides information and access to Veterans Affairs Canada’s services, and allows veterans and their families to do routine business with the Department.

The Government proposes to invest $2.1 million in 2014–15 to continue to enhance the way that veteran programs are delivered, by putting in place improved web-based tools that will provide veterans and their families with quicker access to the information and benefits that they need. The improved My VAC Account will offer a complete suite of online services that mimics services offered in-person, and will allow veterans to conduct business with Veterans Affairs Canada 24 hours a day, 7 days a week from anywhere in the world.

Recognizing the Historic Titles and Ranks of the Canadian Armed Forces in the National Defence Act

Economic Action Plan 2014 proposes to recognize the historic titles and rank designations of the Canadian Armed Forces in the National Defence Act.

The Government of Canada has honoured the proud history of the Canadian Armed Forces by restoring the titles of the Royal Canadian Navy, Canadian Army and the Royal Canadian Air Force, as well as traditional rank designations for our men and women in uniform. In recognition of Canada’s military traditions and heritage, the Government proposes to amend the National Defence Act to enshrine these titles and designations in law.

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Promoting Justice and Supporting Victims

Canada has a strong justice system that protects law-abiding citizens and communities. The Government has introduced measures to ensure the rights of victims come before the rights of criminals and worked to re-establish Canada as a country where those who break the law receive penalties that match the severity of the crimes committed. But more must be done to protect the most vulnerable in our communities. Economic Action Plan 2014 proposes measures to continue efforts to reduce violence against Aboriginal women and girls, to better protect and support victims, and to provide law enforcement and the justice system with the means needed to protect communities and promote justice.

Creating the Canadian Victims Bill of Rights

Economic Action Plan 2014 supports the implementation of the Canadian Victims Bill of Rights.

As stated in the 2013 Speech from the Throne, the Government is committed to “restore victims to their rightful place at the heart of our justice system.” The Canadian Victims Bill of Rights will stand up for victims of crime and give them a more effective voice in the criminal justice and corrections system.

The Canadian Victims Bill of Rights will provide victims with online resources that will help individuals access the federal programs and services available for victims of crime and a web portal that will allow victims to access information, including a photo of their offender, before they are released.

Recognizing their role in the criminal justice system, provinces and territories will be engaged, including with respect to the enforcement of restitution orders for victims and to establish and/or enhance victim complaint bodies.

Further details about the Canadian Victims Bill of Rights will be announced in the coming months.

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Creating a DNA-Based Missing Persons Index

Economic Action Plan 2014 proposes up to $8.1 million over five years, starting in 2016–17, with $1.3 million per year ongoing, to create a DNA-based Missing Persons Index.

Nationwide, the vast majority of missing persons reported annually are found within a week. However, some cases remain unsolved. The DNA-based Missing Persons Index would supplement the work currently underway at the RCMP National Centre for Missing Persons and Unidentified Remains.

This new funding would be used to support police forces and coroners in submitting samples from unidentified remains and personal effects from missing persons and facilitate the comparison of DNA profiles with samples from the National DNA Data Bank.

The Index, once created, would help bring closure to the families of missing persons through DNA matching.

Lindsey’s Law

Lindsey Jill Nicholls, 14 years old, disappeared on August 2, 1993 on her way to meet friends in Courtenay, British Columbia. What should have been a 10-minute ride has turned into a nightmare for Lindsey’s family.

Since that day Judy Peterson, Lindsey’s mother, has struggled with the question of what happened to her daughter and has worked tirelessly with the support of missing persons groups, police associations and other families of missing persons to change Canadian law to allow DNA matching of missing persons—Lindsey’s Law.

She has also championed the cause for the creation of a national DNA-based data bank to compare the DNA of missing persons with that collected through crime scene investigations and from convicted offenders. Her hope is that linking the DNA profiles of missing persons to the National DNA Databank will provide information to the families of those who are missing, which, in some cases, may bring closure to years of suffering.

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Providing Additional Judges

Economic Action Plan 2014 proposes $4.4 million over two years for the creation of six additional federally appointed judicial positions in Alberta and Quebec.

In recognition of an increased workload, Economic Action Plan 2014 proposes to create two new positions on the Alberta Court of Queen’s Bench and four new positions on the Quebec Superior Court.

Increases in the number of complicated, high-profile criminal and civil cases have caused significant delays in conducting hearings, at times up to 18 months, at the Superior Court level in these provinces. The additional positions proposed in Economic Action Plan 2014 will reduce these delays to ensure that cases are heard in a timely manner and that serious charges are not being dropped because of hearing delays.

Renewing the Aboriginal Justice Strategy

Economic Action Plan 2014 proposes $22.2 million over two years for the Aboriginal Justice Strategy.

Aboriginal people experience disproportionately high rates of victimization, crime and incarceration. The Aboriginal Justice Strategy aims to address this by working with provinces, territories and Aboriginal communities to support community-based justice programs, which provide an alternative to the mainstream justice system for non-violent property or lesser offences in appropriate circumstances. These programs enable Aboriginal people to assume greater responsibility for the administration of justice in their communities and strengthen the voice of victims.

Through Economic Action Plan 2014, the Government proposes to continue to invest in the Strategy, by providing $22.2 million over two years.

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Addressing Violence Against Aboriginal Women and Girls

Economic Action Plan 2014 proposes the renewal of $25 million over five years beginning in 2015–16 to continue efforts to reduce violence against Aboriginal women and girls.

Budget 2010 provided $25 million over five years to take concrete actions to address the disturbingly high number of missing and murdered Aboriginal women and girls. Through this investment, the Government has made targeted improvements to law enforcement and the justice system, including the creation of the National Centre for Missing Persons and Unidentified Remains. The Government has also made enhancements to the Victims Fund to ensure that Aboriginal victims and families of missing and murdered Aboriginal women have access to culturally appropriate services, and has supported the development of community-based awareness initiatives and safety plans to promote the safety of Aboriginal women and girls.

The Government supports the work being undertaken by the Special Parliamentary Committee on Violence Against Indigenous Women. Economic Action Plan 2014 proposes $25 million over five years, beginning in 2015–16, to continue efforts to reduce violence against Aboriginal women and girls.

Safety and Security

Natural disasters can affect Canadians across the country at any time, so preparedness and mitigation measures are important to all communities. Economic Action Plan 2014 announces new measures to better prepare Canadians and protect them from natural disasters.

In addition, the Government remains committed to assisting communities in response and recovery efforts following natural disasters, so that Canadians can return to their normal lives. Through the Disaster Financial Assistance Arrangements, the Government will be providing over $4 billion in assistance to communities affected by natural disasters in recent years, including an estimated $2.8 billion to support the costs of response and recovery efforts for the regions of Alberta impacted by the severe flooding of June 2013. The Government of Canada typically pays for nearly 90 per cent of the costs of response and recovery for large-scale disasters.

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The Government of Canada is also supporting the rebuilding of the Lac-Mégantic community following the aftermath of the devastating train derailment and explosion of July 2013. To date, the Government has committed $155 million in financial assistance to support response and recovery efforts and decontamination measures. Measures have also been put in place to strengthen the application of the polluter-pays principle, and increase safety for the transportation of dangerous goods across the country.

The safety and security of our immigration system is essential to protect Canada while facilitating economic exchanges and ensuring that immigration makes positive contributions to Canada’s labour market needs. Economic Action Plan 2013 announced a number of initiatives under the Beyond the Border Action Plan to address threats as early as possible and facilitate the flow of legitimate goods and people. In addition, new biometric screening measures were introduced in 2013. The Government will continue to improve the security and integrity of our immigration system. Economic Action Plan 2014 also announces that the Government will facilitate the movement of travellers and minimize border wait times by specifying which documents may be presented to establish the right of entry to Canada.

Introducing the Search and Rescue Volunteers Tax Credit

Economic Action Plan 2014 proposes a new Search and Rescue Volunteers Tax Credit to recognize the important role played by ground, air and marine search and rescue volunteers.

Economic Action Plan 2011 introduced the Volunteer Firefighters Tax Credit in recognition of the important role played by volunteer firefighters in contributing to the security and safety of Canadians. Other quiet heroes across Canada put themselves at risk in service of their communities by volunteering for ground, air and marine search and rescue groups, in support of the Canadian Coast Guard, police and other agencies. They are an integral part of the emergency response system, and provide a source of well-organized, well-trained and well-equipped volunteers in the event of a natural disaster or large-scale emergency.

These include volunteers such as Tim Jones of British Columbia, who died on January 19, 2014 after a 26-year career with the North Shore Rescue Team.

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Economic Action Plan 2014 announces a 15-per-cent non-refundable Search and Rescue Volunteers Tax Credit on an amount of $3,000 for ground, air and marine search and rescue volunteers. This credit will be available to search and rescue volunteers who perform at least 200 hours of service during a year. Individuals who perform at least 200 hours of combined eligible search and rescue services and volunteer firefighting services in a given year will be able to choose between the Volunteer Firefighters Tax Credit and the new tax credit.

Eligible search and rescue volunteers who currently receive honoraria in respect of their duties as emergency service volunteers will also be able to choose between the new tax credit and the existing tax exemption of up to $1,000 for honoraria.

This measure will apply for the 2014 and subsequent taxation years. It is estimated to reduce federal revenues by $1 million in 2013–14 and by $4 million in each of 2014–15 and 2015–16.

Remembering Tim Jones

Tim Jones, who passed away suddenly on January 19, 2014, exemplified the dedication and commitment required of search and rescue volunteers across Canada.

As team leader for the North Shore Rescue Team, Tim Jones oversaw the busiest search and rescue team in Canada and was a recognized search and rescue leader in North America. The team itself is credited with finding thousands of individuals and saving many lives since its inception in 1965.

Tim Jones began volunteering in 1987 and, over his career as a volunteer, participated in over 1,800 search and rescue operations. Countless individuals in British Columbia and across the country are grateful for the courageous service provided by Tim Jones and other search and rescue volunteers.

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National Disaster Mitigation Program

Economic Action Plan 2014 proposes to provide $200 million over five years to establish a National Disaster Mitigation Program.

The Government is committed to working with provinces, territories and municipalities to build safer and more resilient communities. Economic Action Plan 2014 proposes to provide $200 million over five years, starting in 2015–16, to better protect Canadians and their homes through a National Disaster Mitigation Program. This program will support investments in structural mitigation measures, such as infrastructure to control floods that can reduce the impact of severe natural disasters. The costs of projects will be shared with provinces and territories. The Government will announce the details of the program over the coming months. In addition to this new funding, disaster mitigation projects are also eligible for federal cost-sharing under the new Building Canada plan.

The Government will also consult with provinces and territories on changes to the funding formula for the Disaster Financial Assistance Arrangements, which has not been updated since the program was introduced in 1970.

On-Reserve Emergency Management

Economic Action Plan 2014 proposes to provide $40 million over five years for disaster mitigation in First Nations communities and reaffirms the Government’s commitment to provide stable funding for response and recovery activities.

The Government is committed to working with First Nations groups and with provincial and territorial partners to help First Nations become more resilient to natural disasters, such as flooding and forest fires, that threaten the health and safety of their communities. To that end, Economic Action Plan 2014 proposes to provide $40 million over five years, starting in 2015–16, for disaster mitigation programming on reserves. This will complement the Government’s commitment to provide stable funding for on-reserve response and recovery activities, as announced this past Fall.

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Residential Flood Insurance

Economic Action Plan 2014 proposes to consult with the insurance industry, provinces and territories to explore options for a national approach to residential flood insurance.

Canada is the only G-8 country without residential flood insurance coverage, leaving many Canadian homeowners with inadequate protection against losses from overland flood events. The Government will consult with the insurance industry, provinces and territories, and other stakeholders to explore options for a national approach to residential flood insurance in Canada and insurance issues arising from natural disasters more generally.

Earthquake Monitoring

Economic Action Plan 2014 proposes to provide $11.4 million over five years on a cash basis to Natural Resources Canada to upgrade the earthquake monitoring system to incorporate more advanced technologies that provide timely public alerts in high-risk and urban areas.

Earthquakes represent a significant threat to the safety and economic well-being of Canadians, especially in British Columbia. Public earthquake alerts allow Canadians to take action to reduce earthquake damage and protect lives by slowing and stopping trains, preventing cars from entering tunnels and automatically shutting down industrial systems. The existing national earthquake monitoring system was installed over 20 years ago. Economic Action Plan 2014 proposes to provide $11.4 million over five years on a cash basis to Natural Resources Canada to upgrade the earthquake monitoring system to incorporate more advanced technologies that provide timely public alerts in high-risk and urban areas.

Biometric Screening

The introduction of new biometric screening measures in Canada’s immigration program in 2013 identified known criminals before they entered Canada.

The rise in global identity fraud and recent advancements in technology make it easier to improperly obtain and forge identity documents. The introduction of new biometric screening measures in Canada’s immigration program in 2013 identified known criminals before they entered Canada. The Government will continue to explore ways to improve the security and integrity of our immigration system.

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Enhancing Documentary Entry Requirements

Economic Action Plan 2014 announces the Government’s intention to introduce enhanced documentary entry requirements measures to help facilitate the movement of travellers at the border and minimize border wait times.

In support of Canada’s commitments under the Perimeter Security and Economic Competitiveness Action Plan, Economic Action Plan 2014 announces the Government’s intention to introduce measures to specify the documents that may be presented at ports of entry. These measures will help facilitate the movement of all travellers and minimize border wait times.

Continuing the First Nations Water and Wastewater Action Plan

Economic Action Plan 2014 proposes $323.4 million over two years to continue to implement the First Nations Water and Wastewater Action Plan.

The Government of Canada remains committed to improving health and safety in First Nations communities. It has invested approximately $3 billion since 2006 to assist First Nations in the construction, maintenance and operation of their water and wastewater systems, with 198 major water and wastewater projects completed, including new construction and renovations. In June 2013, the Safe Drinking Water for First Nations Act was passed, enabling the creation of enforceable standards to ensure the safety of water systems on reserves, similar to those that exist in the rest of the country.

To continue progress, Economic Action Plan 2014 proposes $323.4 million over two years for the First Nations Water and Wastewater Action Plan. In addition, the investments in disaster mitigation and emergency management programming on reserves proposed in Economic Action Plan 2014 will help to protect water infrastructure in First Nations communities.

International Assistance

The provision of development and humanitarian assistance to those in need around the world continues to be a significant part of Canada’s budgetary framework and foreign policy. The focus and coherence of activity in this area has been strengthened through the amalgamation of our diplomatic, trade and aid capabilities under the Department of Foreign Affairs, Trade and Development.

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The Government has deployed its international assistance resources in a timely and effective manner in response to crises in developing countries. In 2013, the Government took decisive action to provide emergency relief to the victims of Typhoon Haiyan in the Philippines, including by: providing more than $20 million towards emergency relief activities; deploying more than 300 members of the Canadian Armed Forces’ Disaster Assistance Response Team; and creating a matching fund in which the Government contributed a dollar towards the response to this crisis for each eligible dollar donated by individual Canadians to registered Canadian charities. Canada has committed over $630 million in humanitarian, development and security assistance in response to the crisis in Syria to date, and $15 million in humanitarian assistance in response to the crisis in Mali in 2013.

The Government has also allocated existing international development resources to high-performing global initiatives. In 2013, the Government made a new commitment of $650 million over three years to the Global Fund to Fight AIDS, Tuberculosis and Malaria, increasing our contribution by over 20 per cent. This new pledge brings Canada’s total commitment to over $2.1 billion since the inception of the Global Fund in 2002. Additionally, the Government is providing $1.4 billion over three years to the International Development Association, the arm of the World Bank that provides support to the world’s poorest countries.

Going forward, the Government will continue to seek ways to improve the governance, coherence and effectiveness of its international aid spending.

Canada Continues to Support International Development and Improve Aid Effectiveness

The Government of Canada continues to deliver on its international development commitments and to take steps to make Canadian assistance more effective, focused and accountable. For example:

Muskoka Initiative on Maternal, Newborn and Child Health

As part of the Muskoka Initiative, Canada committed to providing $1.1 billion in new funding between 2010 and 2015 to help women and children in the world’s poorest countries, bringing Canada’s total maternal, newborn and child health programming during this period to $2.85 billion. Canada is on track to meet its Muskoka commitment, with more than 60 per cent of the funding already disbursed.

This support is making a real difference in countries where maternal and child mortality rates are high. For example, Canada is supporting initiatives to train 140 midwives in maternal health services in Haiti, helping approximately 500 infants and their mothers, 1,500 children and 1,600 pregnant women.

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Canada Continues to Support International Development and Improve Aid Effectiveness

Grand Challenges Canada

Through strategic investments in Grand Challenges Canada (GCC), the Government contributes to stimulating bold ideas in global health and to building robust pipelines that help scale promising innovations. Solutions funded by GCC cover a broad spectrum of health-related challenges affecting those in need around the world, including a targeted focus on pregnant women and newborns, early brain development and mental health disorders.

Aid Transparency and Accountability

Canada is increasing its efforts to provide more information to Canadians and the world. In 2013, Canada was ranked 8th amongst donor countries and organizations in aid transparency, a significant improvement from 32nd in 2012. Since 2011 Canada has joined the International Aid Transparency Initiative, made further information available about aid projects and continued to publish a wide range of annual reports on international assistance.

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Table 3.4.1

Supporting Families and Communities

millions of dollars

	2013–14	2014–15	2015–16	Total

Consumers First
Improving Access to Broadband in Rural and Northern Communities		1	80	81
Strengthening Canada’s Food Safety System
Enhancing the Inspection of Food in Canada		16	24	40
Modernizing the Food Safety Information System		5	5	10
Protecting Canadians and Supporting Animal Health		41	41	82
Subtotal—Consumers First		63	150	214

Investing in Families
Addressing Prescription Drug Abuse in Canada		4	10	14
Health-Related Tax Measures	–	10	10	20
Employment Insurance: Enhancing Access to Sickness Benefits		1	1	2
Increasing the Adoption Expense Tax Credit	–	2	2	4
Extending Changes to the Pension Transfer Limits	3	5	5	13
Enhancing the New Horizons for Seniors Program		5	5	10
Enhancing Support to Combat Contraband Tobacco		24	21	45
Subtotal—Investing in Families	3	52	54	108

Investing in Stronger Communities
Charities
Further Response to the Report of the House of Commons
Standing Committee on Finance on Charitable
Donations Tax Incentives
Investing to Reduce the Administrative Burden on Charities		1	1	2
Enhancing Tax Incentives for Giving			10	10
Investing in Arts, Culture and Sports
Renewing Arts Funding			105	105
Supporting the Canada Book Fund			9	9
Supporting the Canada Music Fund			9	9
Continued Support for the Virtual Museum of Canada and Online Works of Reference			8	8
Special Olympics Canada		2	3	5
Supporting Retirement Savings Opportunities for Amateur Athletes	–	–	–	–
Le Grand Défi		1	1	1
Supporting and Honouring Veterans
Expanding the Funeral and Burial Program for Modern-Day Veterans	102	3	3	108
Providing Better Access to Veterans Affairs Canada’s Services Online		2		2
Promoting Justice and Supporting Victims
Providing Additional Judges		2	3	4
Renewing the Aboriginal Justice Strategy		11	11	22
Addressing Violence Against Aboriginal Women and Girls			5	5

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Table 3.4.1

Supporting Families and Communities

millions of dollars

	2013–14	2014–15	2015–16	Total

Safety and Security
Introducing the Search and Rescue Volunteers Tax Credit	1	4	4	9
National Disaster Mitigation Program			15	15
On-Reserve Emergency Management			3	3
Earthquake Monitoring		–	1	1
Continuing the First Nations Water and Wastewater Action Plan		162	162	323
Subtotal—Investing in Stronger Communities	103	187	352	641

Total—Supporting Families and Communities	106	302	555	964
Less funds existing in the fiscal framework	22	269	400	692
Less funds sourced from internal reallocations		14	17	32

Net fiscal cost	84	18	138	240
Restoring the Effectiveness of the Excise Duty on Tobacco Products	-96	-685	-660	-1,441
Notes: A	dash indicates an amount of less than $500,000. Totals may not add due to rounding.

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Chapter 4

Plan to Return to Budget Balance

and Fiscal Outlook

Highlights

✓	The Government is on track to return to balanced budgets in 2015.

✓

Including measures in Economic Action Plan 2014, the deficit is projected to decline to $2.9 billion by 2014–15. A surplus of $6.4 billion is expected in 2015–16, after taking into account a $3.0 billion annual adjustment for risk.

✓

The federal debt-to-GDP (gross domestic product) ratio is expected to fall to 27.0 per cent in 2017–18, below its pre-recession low, putting the Government well on its way towards achieving its target of 25 per cent of GDP by 2021.

✓

The planned reduction in federal debt will help to ensure that Canada’s total government net debt burden will remain the lowest, by far, of any Group of Seven (G-7) country and among the lowest of the advanced G-20 countries.

✓

Economic Action Plan 2014 advances the Government’s commitment to control direct program spending with proposals to ensure that overall public service employee compensation is reasonable and affordable, including:

–	Modernizing the Government’s disability and sick leave management system.

–

Transitioning to equal cost sharing for retired employees who choose to participate in the Public Service Health Care Plan (PSHCP) and increasing the number of years of service required to be eligible for the PSHCP in retirement from two to six years.

✓	The Government is also introducing a number of measures to improve the fairness and integrity of the tax system and to ensure everyone pays their fair share.

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✓	Actions in Economic Action Plan 2014 to return to budgetary balance will produce additional savings totalling $9.1 billion over six years.

✓

These savings build on previous actions taken to return to budgetary balance. In total, since Budget 2010, the Government has announced savings that will reduce the deficit by more than $19 billion in 2015-16 and beyond, for a total of more than $117 billion in savings over the 2010–11 to 2018–19 period. These actions have prevented a significant accumulation of debt and future costs for taxpayers.

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Chapter 4.1

Plan to Return to Budget Balance

Introduction

The Government is committed to return to balanced budgets in 2015.

Balanced budgets ensure low taxes, support the sustainability of the services and programs Canadians depend on, and inspire confidence in investors and consumers, which is critical to job creation and economic growth. Indeed, the commitment to achieve balanced budgets, and the significant progress made towards achieving this goal, has made Canada a recognized leader on the world economic stage for prudent fiscal management.

The Government is on track to return to balanced budgets in 2015. The deficit has been reduced by almost two-thirds since the height of the global economic and financial crisis, from $55.6 billion in 2009–10 to $18.9 billion in 2012–13. Looking forward, including the measures announced in Economic Action Plan 2014, the deficit is projected to fall to $2.9 billion by 2014–15. A surplus of $6.4 billion is projected for 2015–16, after taking into account the $3.0-billion annual adjustment for risk.

Paying off the deficit is a priority for small business owners. As they are unable to accumulate substantial deficits themselves, small business owners are very supportive of paying down debt.

—Canadian Federation of Independent Business

Fiscal policy must also focus on reducing government debt, as savings realized from lower interest payments would make room for budget initiatives that can improve Canadians’ standard of living and quality of life.

—Canadian Chamber of Commerce

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Responsible fiscal management is central to the Government’s approach to the economy. For example, the Government paid down over $37 billion in debt before the Great Recession, contributing significantly to the low net debt position that allowed Canada to navigate through the economic and financial storm that arrived from outside our borders.

The Government’s long-standing commitment to responsible fiscal management is founded on the recognition that a sound fiscal position is key to ensuring ongoing economic growth and job creation over the longer term. The Government’s plan to return to balanced budgets will secure Canada’s future prosperity, creating job opportunities for Canadians and raising our standard of living. It is for this reason that the Government has made returning to budget balance the cornerstone of its Economic Action Plan.

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Balancing the budget and reducing debt will:

•	Ensure taxpayer dollars are used to support important social services—such as health care—rather than paying interest costs.

•	Preserve Canada’s low-tax plan and allow for further tax reductions, fostering growth and the creation of jobs for the benefit of all Canadians.

•	Help to keep interest rates low, instilling confidence in consumers and investors, whose dollars spur economic growth and job creation.

•	Strengthen the country’s ability to respond to longer-term challenges, such as population aging and unexpected global economic shocks.

•	Signal that public services are sustainable over the long run and ensure fairness and equity for future generations by avoiding future tax increases or reductions in services.

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Careful management of direct program spending—specifically, government administration—reflects the Government’s fundamental belief that the private sector, not government, is the engine of growth and wealth creation.

In keeping with commitments made at the beginning of the economic recovery, the Government’s plan to return to balanced budgets has focused on controlling direct program spending by federal departments, rather than raising taxes that are harmful to job creation and economic growth. Indeed, strict fiscal discipline on the part of federal departments will allow the Government to return to balanced budgets, while maintaining the lowest federal tax burden on Canadians in half a century.

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The Government has acted to maximize efficiency and ensure Canadians’ hard-earned tax dollars are spent only when necessary. Taking into account all measures in Economic Action Plan 2014, direct program spending is projected to remain broadly in line with the 2010–11 level over the forecast horizon. In fact, direct program spending has declined for three consecutive years, a trend that has not been observed in decades. Indeed, in 2012–13 it was over $5 billion lower than in 2009–10.

In contrast, federal transfers to individuals that provide important income support, such as Old Age Security, and major transfers to other levels of government, including those for social programs and health care, will continue to grow over the forecast horizon.

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The Government has controlled direct program spending through the implementation of both targeted savings actions and broad-based reviews focused on reducing spending without compromising the delivery of priority services to Canadians. Among others, initiatives include targeted departmental spending reductions, a government-wide operating budget freeze, and better alignment of federal employee compensation with that offered by other public and private sector employers.

Departmental spending reduction measures have been augmented by initiatives designed to protect and improve the integrity, fairness and neutrality of the tax system. Ensuring that everyone plays by the same rules, and pays their fair share, helps to keep taxes low for hard-working Canadians.

Chart 4.1.5 illustrates the total savings realized through measures that the Government has introduced since 2010, including those announced in Economic Action Plan 2014 (see also Table 4.1.2 at the end of this chapter). In total, annual savings are expected to rise to over $19 billion by 2015–16, with over three-quarters of this amount resulting from actions taken to control departmental spending.

]

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The Government’s actions since Budget 2010 have constrained growth in discretionary spending and have allowed the Government to be on track to balance the budget by 2015 (Chart 4.1.6).

This responsible use of taxpayers’ money will help ensure that the federal debt-to-GDP (gross domestic product) ratio remains on a downward path. At the Group of Twenty (G-20) Leaders’ Summit in St. Petersburg, Russia, last September, Prime Minister Stephen Harper announced Canada’s commitment to achieve a federal debt-to-GDP ratio of 25 per cent by 2021. In the 2013 Speech from the Throne, the Government committed to reduce the debt-to-GDP ratio to pre-recession levels by 2017. Lower debt levels mean lower debt-servicing costs, which currently absorb 11 cents of every revenue dollar the Government collects, and will result in lower taxes for Canadians as well as a strong investment climate that supports job creation and economic growth.

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The return to balanced budgets in 2015 will contribute to reducing Canada’s federal debt-to-GDP ratio to below its low, pre-recession level by 2017, putting the Government well on its way towards achieving its target of 25 per cent of GDP by 2021.

The planned reduction in federal debt will help to ensure that Canada’s total government net debt-to-GDP ratio (which includes that of the federal, provincial/territorial and local governments as well as the net assets of the Canada Pension Plan and the Québec Pension Plan) will remain the lowest, by far, of any G-7 country and among the lowest of the advanced G-20 countries.

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Canada Continues to Receive the Highest Possible Credit Ratings

The Government’s record on fiscal management has made Canada a recognized leader on the international economic stage.

Canada is now one of only a handful of countries in the world, alongside Australia, Denmark, Finland, Sweden, Norway, Switzerland and Singapore, that continues to receive a triple-A credit rating, with a stable outlook, from all the major credit rating agencies.

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Plan for Returning to Balanced Budgets: Making Government More Efficient

Economic Action Plan 2014 reinforces the Government’s commitment to control the size and cost of government operations. As outlined in the November 2013 Update of Economic and Fiscal Projections, the Government has reintroduced a freeze on departmental operating budgets. This freeze will apply for two years beginning in 2014–15. Under this measure, departments and certain appropriation-dependent Crown corporations will place increased focus on improving the efficiency of their internal operations and administration. The operating budget freeze is expected to generate savings of roughly $550 million in 2014–15 and $1.1 billion in 2015–16.

The Government continues to seek out common-sense efficiencies to ensure value for taxpayer dollars. The newly established Treasury Board Sub-Committee on Government Administration (TBGA) will build on the success of previous transformational initiatives advanced since Budget 2010.

These initiatives have been designed to contain costs and increase efficiencies by re-engineering government processes and eliminating wasteful spending in order to save taxpayer money. The TBGA will consider new ways to exploit the potential for achieving operational efficiencies and enhance the delivery of programs and services to Canadians. Areas of focus will include:

•	Streamlining departmental information technology applications.

•	Simplifying processes and reducing administrative costs of the Government’s procurement system, while reducing administrative burden on suppliers.

•	Modernizing federal office space management.

•	Rationalizing the Government’s vehicle fleet.

In addition, the President of the Treasury Board will work to eliminate wasteful spending on late fees and interest charges for delinquent payments to suppliers, on which approximately $5 million was spent in
2012–13.

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The Government remains committed to ensuring that it is delivering the programs and services that Canadians want and need efficiently and effectively. For example, the Government proposes to take steps to ensure that the Office of the Chief Actuary can efficiently and effectively deliver its services to key clients, which include government departments, agencies and Crown corporations. The Office of the Chief Actuary provides vital and independent actuarial advice with respect to the Canada Pension Plan, public sector pension arrangements, and other social programs for which the Canadian taxpayer is a stakeholder.

The Government will continue to examine ways to streamline its operations by ensuring that programs and services are delivered by those best positioned to do so. The Government will introduce legislation as needed to eliminate redundant organizations and consolidate operations, such as support and administrative services.

Managing Compensation Costs

The Government is committed to ensuring that overall public service employee compensation is reasonable and affordable, as well as aligned with that offered by other public and private employers.

Recognizing that personnel costs represent one of the largest operating expenditures for the Government of Canada, the Government will continue to work with public sector bargaining agents in upcoming negotiations to ensure that the public service is affordable, modern and high-performing. The Government will also propose minor legislative amendments to clarify recent changes to the labour relations regime.

The Government remains committed to ensuring that overall employee compensation is reasonable and affordable, as well as aligned with that offered by other public and private sector employers. As part of this commitment, the Government has already announced changes to employee pensions and is eliminating severance benefits available to employees upon voluntary departure.

2014 marks the beginning of a new round of collective bargaining between the Government of Canada and federal public service bargaining agents. The Government will work with these bargaining agents to renew all 27 of its collective agreements. The Government’s overarching goal in these negotiations is to reach agreements on total public service compensation that are fair and reasonable to employees and to taxpayers.

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The Government of Canada’s specific policy priority in the 2014 round of negotiations is to implement a disability and sick leave management system that is modern, comprehensive, and responsive to the needs of all employees. Modernization of the Government’s disability and sick leave management system is long overdue:

•	The Government is among the remaining few large employers that does not offer formal short-term disability coverage to its employees.

•	65 per cent of employees do not have enough accumulated sick days to cover the 13-week period before becoming eligible for long-term disability benefits.

•	25 per cent of employees have less than 10 days of banked sick leave.

•	The Government lacks effective case management to support early return from illness, decreasing the overall productivity of the public service.

A modernized disability and sick leave management system, including the introduction of a formal short-term disability plan, will lead to a healthier and more productive federal workforce serving Canadians. The Government looks forward to working with bargaining agents to make it happen.

The Government will also take steps to ensure that the costs of the Public Service Health Care Plan (PSHCP) for retirees are shared fairly between them and the Government as employer.1 The Government intends to pursue changes that will make the Plan for retired federal employees more comparable with the plans of other large employers in the public and private sectors, and would ensure that the Plan is more affordable and sustainable in the future.

To this end, the Government intends to transition from currently paying 75 per cent of benefit costs to equal cost sharing for retired federal employees under the PSHCP, and increase from two to six the number of years of service required to be eligible to participate in the Plan in retirement, except for current pensioners. The Government also intends to ensure that current low-income pensioners are not adversely affected by the change in contributions. There will be no change to the health care contributions of public servants while they are employees.

[1]	The PSHCP provides supplemental health coverage for plan members beyond that provided under provincial and territorial health insurance plans. Participation in the plan is voluntary for pensioners.

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It is estimated that phasing in equal cost sharing for retired employees and increasing the minimum years of service required to be eligible for the PSHCP to six years would result in fiscal savings of roughly $7.4 billion over six years under accrual accounting. Public sector accounting standards require that the liability for future pensioner health care expenses be revalued if a change is made to the cost-sharing arrangement. As such, significant fiscal savings would be recognized over the medium term from reducing the recorded pensioner health care liability. However, the annual dollar impact for current retirees would be modest. For a government employee opting for individual coverage in his/her retirement, a move to equal cost sharing would increase his/her annual payments to the Plan from $261 to roughly $550. This increase, when fully implemented, would represent less than 1 per cent of a gross federal public service pension of $30,000.

The expenditure outlook incorporates the estimated impact of these proposed changes and may need to be revised depending on the nature of final Plan changes.

The Government is continuing to engage with bargaining agents and key stakeholders towards a timely resolution on these proposals and is prepared to consider reasonable Plan improvements provided they are fair to taxpayers.

There is no case for taxpayers to cover 75 percent of the cost of the Public Service Health Care Plan, especially when such benefits are rare and becoming rarer in the private sector.

—C.D. Howe Institute

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Alignment of Crown Corporations’ Pension Plans With the Public Service Pension Plan

The Government is working with Crown corporations to implement 50:50 employer-employee pension plan cost sharing and to increase the retirement age for new hires.

In Economic Action Plan 2012, the Government indicated that it would work with Crown corporations to ensure that their pension plans are broadly aligned with those available to other federal employees. Economic Action Plan 2013 reaffirmed this commitment. Broad alignment requires Crown corporations to move to a 50:50 cost-sharing ratio between the employer and employees by 2017. Furthermore, it requires raising the retirement age for new hires to 65 years as well as raising the age at which other retirement benefits are available to correspond with the age at which they are available under the Public Service Pension Plan. These reforms are expected to be implemented by all Crown corporations subject to the Pension Benefits Standards Act, 1985 by 2017.

These changes will ensure that there are consistent retirement standards across Crown corporations and the rest of the public service.

Integrity of Parliamentary Operations

The Government will introduce legislation to prohibit Members of the Senate and the House of Commons from accruing pensionable service as a result of having been suspended from Parliament through a majority vote by their peers.

Canadians expect that all Parliamentarians will be held to the highest standards of accountability and that the integrity of our public office and institutions will be protected. The actions of Parliamentarians should be based on integrity, trust and respect for taxpayers’ dollars. Accordingly, the Government will introduce legislation to prohibit Members of the Senate and the House of Commons from accruing pensionable service as a result of having been suspended from Parliament through a majority vote by their peers.

254

Responsible Management of National Defence Capital Funding

The Government is moving $3.1 billion in National Defence funding for major capital procurements to future years in which key purchases will be made.

The Government has made major investments in the Canadian Armed Forces since 2006, including the purchase of vital new equipment such as the strategic lift C-17 aircraft and Chinook helicopters. In addition, new ships for the Royal Canadian Navy and Canadian Coast Guard will be built at Canadian shipyards through the National Shipbuilding Procurement Strategy. To ensure that funding is available when needed for planned procurements, the Government is moving $3.1 billion in National Defence funding for major capital procurements from the 2013-14 to 2016-17 period to future years in which key purchases will be made.

Delivering Value to Taxpayers From Government Assets

Economic Action Plan 2014 maintains the Government’s ongoing commitment to review its corporate assets to ensure value for taxpayers.

Economic Action Plan 2014 maintains the Government’s commitment to maximizing the return generated by federal government assets. Through its review of federal corporate assets, the Government has identified certain assets that have the potential to generate more wealth and jobs for Canadians if they were owned by the private sector. The sale of these assets is anticipated to generate significant returns for Canadian taxpayers.

•

The Government is continuing its preparations for the divestitures of Ridley Terminals Inc. and portions of the Dominion Coal Blocks. Any sales will be conducted in a manner that maximizes benefits for taxpayers and in consultation with appropriate key stakeholders, including First Nations.

•	The Government plans to exit from its holdings in General Motors in an expeditious manner, while maximizing value for Canadian taxpayers.

Economic Action Plan 2014 continues to include a potential gain from the sale of assets in the forecast for other revenues of $500 million in 2014–15 and $1.5 billion in 2015–16. These amounts are conservative and do not reflect the full potential return from these sales.

Also resulting from the review of its corporate assets, Economic Action Plan 2014 proposes changes to the Royal Canadian Mint’s legislated mandate and governance to align its activities with the Government’s objective of ensuring a cost-effective supply of coins for Canadians.

255

Improving the Fairness and Integrity of the Tax System, and Strengthening Tax Compliance

Economic Action Plan 2014 announces a number of measures to address international aggressive tax avoidance, improve tax integrity and strengthen tax compliance, and enhance the fairness of the tax system.

Economic Action Plan 2014 proposes a number of measures that reflect the Government’s ongoing commitment to improving the fairness and integrity of the tax system and ensuring that everyone pays their fair share. These include a package of actions to address international aggressive tax avoidance by multinational enterprises. A well-functioning tax system is essential to keep Canada positioned as an attractive place to work, invest and do business. Efforts to ensure the integrity of the tax system also benefit provincial governments by protecting provincial revenues on our shared tax bases.

Since 2006, and including measures proposed in Economic Action Plan 2014, the Government has introduced over 85 measures to improve the integrity of the tax system.

Addressing International Aggressive Tax Avoidance by Multinational Enterprises

Canada’s tax rules must constantly be reviewed to ensure that they maintain an appropriate balance between the objectives of competitiveness, simplicity, fairness, efficiency and protection of the tax base.

In support of Canada’s low-tax plan, the Government has taken action in recent years to combat international tax evasion and aggressive tax avoidance. By protecting the tax base, these measures help to keep Canadian tax rates low and competitive, thereby improving incentives to work, save and invest in Canada.

256

Other countries share Canada’s recognition of the importance of an effective international tax system. In February 2013, the Organisation for Economic Co-operation and Development (OECD) launched a project on base erosion and profit shifting (BEPS). The project aims to address international tax planning strategies used by multinational enterprises to inappropriately minimize their taxes, for example, by shifting taxable profits away from the jurisdictions where the economic activity has taken place. The Leaders of the G-8 and the G-20 have endorsed the project. Work is underway to develop recommendations responding to the concerns raised in the Action Plan on BEPS, which the OECD released in July 2013.

These multilateral efforts are consistent with the Government’s ongoing commitment to protect the Canadian revenue base and ensure tax fairness. The Government has acted to protect the integrity of Canada’s international tax system in previous budgets. For example, Economic Action Plan 2012 introduced a measure to curtail foreign affiliate dumping transactions, and the thin capitalization rules were tightened and their application extended in Economic Action Plan 2012 and Economic Action Plan 2013.

Economic Action Plan 2014 proposes to continue efforts to address international aggressive tax avoidance by:

•

Ensuring that financial institutions do not avoid paying Canadian tax on income associated with the insurance of Canadian risks through the use of derivative “insurance swap” arrangements between foreign affiliates of Canadian taxpayers and third parties.

•

Ensuring that the offshore regulated bank provisions are not inappropriately used to circumvent the foreign accrual property income rules through foreign affiliates that are not part of a Canadian financial institution group.

•

Ensuring that non-residents cannot avoid Canadian withholding tax or thin capitalization rules by entering into back-to-back loan arrangements with third-party financial intermediaries to effectively make indirect loans to their Canadian subsidiaries.

•	Inviting comments from stakeholders on a proposed rule to prevent treaty shopping.

•

Inviting input from the public on issues related to international tax planning by multinational enterprises and other cross-border tax integrity issues, such as ensuring the effective collection of sales tax on e-commerce sales to Canadians by foreign-based vendors.

257

Enhancing Reporting and Verification to Combat International Tax Evasion and Aggressive Tax Avoidance: Update on Measures From Economic Action Plan 2013

Economic Action Plan 2013 introduced measures to strengthen the capacity of the Canada Revenue Agency (CRA) to combat international tax evasion and aggressive tax avoidance. The status of each measure is set out below:

•   Legislation to streamline the process for the CRA to obtain information concerning unnamed persons from third parties, such as banks, was included in the Economic Action Plan 2013 Act, No. 1, which received Royal Assent on June 26, 2013.

•   The CRA released a revised Foreign Income Verification Statement (Form T1135). The revised Form T1135 requires taxpayers to provide more detailed information, including the names of specific foreign institutions and countries where offshore assets are located and the foreign income earned on those assets. The CRA is also in the process of developing a system that will allow Form T1135 to be filed electronically.

•   Legislation to extend the normal reassessment period by three years, for taxpayers who have failed to report income from a specified foreign property on their annual income tax return and who have failed to properly file Form T1135, was included in the Economic Action Plan 2013 Act, No. 2, which received Royal Assent on December 12, 2013.

•   On January 15, 2014, the CRA announced the launch of the Offshore Tax Informant Program.

•   Draft legislative proposals to implement the requirement for certain financial intermediaries, including banks, to report international electronic funds transfers of $10,000 or more to the CRA, beginning in 2015, were released for public comment on January 9, 2014.

258

Other Tax Actions to Improve Tax Integrity, Strengthen Compliance and Enhance Fairness

In addition to the international aggressive tax avoidance package outlined above, the Government is taking steps in Economic Action Plan 2014 to improve the integrity of the tax system and strengthen tax compliance by:

•	Extending the tax on split income to income from a business or rental property that is paid or allocated to a minor child from certain partnerships and trusts.

•	Deeming the value of a gift of certified cultural property to be no greater than the donor’s cost of the property, if it was acquired under a gifting arrangement that is a tax shelter.

•

Ensuring the filing of accurate excise tax returns through the addition of a new administrative monetary penalty and an amended offence, for the making of false statements or omissions in excise tax returns, consistent with similar provisions in other tax statutes.

•

Giving the Minister of National Revenue the discretionary authority to register and assign a Goods and Services Tax/Harmonized Sales Tax registration number where a person fails to comply with the requirement to register.

•	Providing the Minister of National Revenue with more authority to prevent the potential abuse of registered charities by state supporters of terrorism.

•

Announcing a public consultation on the income tax framework for non-profit organizations (NPOs) to ensure that the tax exemption for NPOs is appropriately targeted and not subject to abuse by organizations that claim the exemption but are not operating in the manner intended, and to ensure that reporting requirements for legitimate NPOs provide the public and the Canada Revenue Agency with sufficient information to evaluate their activities.

Measures in Economic Action Plan 2014 to improve the fairness of the tax system include:

•	Eliminating the tax benefits that arise from taxing certain trusts and estates at graduated rates.

•	Eliminating an exemption from the non-resident trust rules that benefits a small number of individuals during their first five years of Canadian residence.

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In total, measures in Economic Action Plan 2014 to address international aggressive tax avoidance, improve tax integrity and strengthen tax compliance, and enhance the fairness of the tax system will provide savings of $44 million in 2014–15, rising to $454 million in 2018–19, for a total of $1.8 billion over 2013–14 and the following five years.

Table 4.1.1

Plan to Return to Budget Balance

millions of dollars

	2013– 2014	2014– 2015	2015– 2016	2016– 2017	2017– 2018	2018– 2019	6-Year Total
Managing Compensation Costs	-1,109	-1,537	-1,390	-1,221	-1,113	-1,005	-7,375
Improving the Fairness and Integrity of the Tax System, and Strengthening Tax Compliance	-10	-44	-389	-439	-429	-454	-1,765

Total savings measures	-1,119	-1,581	-1,779	-1,660	-1,542	-1,459	-9,140

Responsible Management of National Defence Capital Funding	-592	-575	-900	-1,075			-3,142

Total	-1,711	-2,156	-2,679	-2,735	-1,542	-1,459	-12,282

Note: Totals may not add due to rounding.

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Table 4.1.2

Savings Measures Since Budget 2010

millions of dollars

				Projection
	2010– 2011	2011– 2012	2012– 2013	2013– 2014	2014– 2015	2015– 2016	2016– 2017	2017– 2018	2018– 2019	Total

Budget 2010
Spending restraint	452	1,586	3,481	4,425	5,130	5,130	5,130	5,130	5,130	35,594
Closing tax loopholes	260	350	420	455	475	505	515	530	535	4,045
Total for Budget 2010	712	1,936	3,901	4,880	5,605	5,635	5,645	5,660	5,665	39,639

Budget 2011
Spending restraint		194	271	569	525	534	534	534	534	3,695
Closing tax loopholes		255	770	1,345	1,490	1,430	1,565	930	350	8,135
Total for Budget 2011		449	1,041	1,914	2,015	1,964	2,099	1,464	884	11,830

Economic Action Plan 2012
Spending restraint		-900	1,762	3,481	5,332	5,175	5,219	5,222	5,222	30,512
Closing tax loopholes			100	276	376	436	541	651	751	3,131
Total for Economic Action Plan 2012		-900	1,862	3,757	5,708	5,611	5,760	5,873	5,973	33,643

2012 Update of Economic and Fiscal Projections			341	572	791	999	1,231	1,436	1,436	6,806

Economic Action Plan 2013
Spending restraint				68	114	145	145	145	145	762
Revenue measures			32	451	1,494	1,889	2,035	2,195	2,290	10,386
Total for Economic Action Plan 2013			32	519	1,609	2,034	2,180	2,340	2,435	11,148

2013 Update of Economic and Fiscal Projections					550	1,100	1,130	1,160	1,190	5,130
Subtotal: Savings announced prior to Economic Action Plan 2014	712	1,485	7,177	11,642	16,277	17,343	18,045	17,932	17,582	108,196

Economic Action Plan 2014
Managing Compensation Costs				1,109	1,537	1,390	1,221	1,113	1,005	7,375
Improving the Fairness and
Integrity of the Tax System, and
Strengthening Tax Compliance				10	44	389	439	429	454	1,765

Total for Economic Action Plan 2014				1,119	1,581	1,779	1,660	1,542	1,459	9,140

Grand total	712	1,485	7,177	12,761	17,858	19,122	19,705	19,474	19,041	117,336
Of which:
Total spending restraint	452	880	5,855	10,224	13,979	14,473	14,610	14,739	14,661	89,874
Total revenue measures[1]	260	605	1,322	2,537	3,879	4,649	5,095	4,735	4,380	27,462
% of GDP	0.0%	0.1%	0.4%	0.7%	0.9%	0.9%	0.9%	0.9%	0.8%

Note: Totals may not add due to rounding.

[1]	Includes measures to improve the fairness and neutrality of the tax and tariff systems as well as the Canada Revenue Agency’s compliance programs.

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Chapter 4.2

Fiscal Outlook

To ensure objectivity and transparency, the economic forecast underlying the Government’s fiscal projections is based on an average of private sector economic forecasts. This process has been followed for two decades and has been endorsed by the International Monetary Fund. Economic Action Plan 2014 maintains that approach.

However, as described in Chapter 2, although the December 2013 private sector survey is considered to be a reasonable basis for fiscal planning purposes, the global economic outlook remains uncertain. As a result, the Government has judged it appropriate to continue to include a $20-billion downward adjustment to the private sector forecast for nominal gross domestic product (GDP) over the 2014–15 to 2018–19 period. With this adjustment for risk, the revenue projections are reduced by $3.0 billion in each year from 2014–15 to 2018–19 (Table 4.2.1).

As Economic Action Plan 2014 is being released in February, only three quarters of economic accounts from 2013 are available and final fiscal results are only available until November. To reflect this, the downward adjustment for 2013 nominal GDP used in the November 2013 Update of Economic and Fiscal Projections (Fall Update) is maintained in Economic Action Plan 2014 at $10 billion, or $1.5 billion in revenue for 2013–14.

Table 4.2.1

Planning Assumptions for Economic Action Plan 2014

billions of dollars

	2013–	2014–	2015–	2016–	2017–	2018–
	2014	2015	2016	2017	2018	2019

Adjustment for risk to revenues	-1.5	-3.0	-3.0	-3.0	-3.0	-3.0

263

Fiscal Outlook Before the Measures Announced in Economic Action Plan 2014

While the Canadian economy has recovered from the global recession better than other Group of Seven (G-7) economies, the global economic environment remains fragile and risks continue to weigh on global growth prospects. Canada is not immune to these external developments. Since the Fall Update, projections for nominal GDP—the broadest single measure of the tax base—and short-term interest rates have been revised down somewhat.

These economic developments, together with fiscal developments since the Fall Update, have resulted in an overall improvement to the fiscal outlook, as lower projected budgetary revenues have been more than offset by lower projected program expenses and public debt charges in most years. Table 4.2.2 provides a summary of the changes in the fiscal projections between the Fall Update and Economic Action Plan 2014.

Table 4.2.2

Summary of Changes in the Fiscal Outlook Since the 2013 Fall Update

of Economic and Fiscal Projections

billions of dollars

		Projection
	2012–	2013–	2014–	2015–	2016–	2017–	2018–
	2013	2014	2015	2016	2017	2018	2019

2013 Fall Update budgetary balance	-18.9	-17.9	-5.5	3.7	5.0	5.7	9.8
Revenue effect of adjustment for risk		1.5	3.0	3.0	3.0	3.0	3.0

2013 Fall Update budgetary balance before adjustment for risk	-18.9	-16.4	-2.5	6.7	8.0	8.7	12.8

Impact of economic and fiscal developments[1]
Budgetary revenues		-1.3	-1.7	-1.6	-1.2	-1.2	-1.4
Program expenses
Major transfers to persons		0.4	0.5	0.5	0.3	0.3	0.3
Major transfers to other levels of government		0.0	0.0	-0.1	-0.1	-0.1	-0.1
Direct program expenses		0.4	1.1	1.0	1.1	2.0	1.1
Total		0.7	1.7	1.4	1.4	2.3	1.3
Public debt charges		0.1	0.5	0.6	0.8	0.3	0.1
Total economic and fiscal developments		-0.4	0.5	0.4	0.9	1.4	0.0
Revenue effect of adjustment for risk		-1.5	-3.0	-3.0	-3.0	-3.0	-3.0

Revised status quo budgetary balance (before budget measures)	-18.9	-18.3	-5.0	4.1	6.0	7.1	9.8

Note: Totals may not add due to rounding.

[1]

A negative number implies a deterioration in the budgetary balance (lower revenues or higher spending). A positive number implies an improvement in the budgetary balance (higher revenues or lower spending).

264

Compared to the Fall Update, projected budgetary revenues are lower over the forecast horizon, reflecting the downward revisions to the projections for nominal GDP and short-term interest rates, which reduce tax revenues and other revenues, respectively. Projected budgetary revenues are further lowered in the near term by flow-through items, such as transfers to provinces in respect of natural resource revenues, which give rise to an equal and offsetting reduction in total expenses with no impact on the budgetary balance.

Expenses are expected to be below the level projected in the Fall Update over the forecast horizon in most categories.

Major transfers to persons are projected to be lower due to lower expected inflation and year-to-date results.

Major transfers to other levels of government are expected to be higher than projected in the Fall Update, mainly due to higher projected transfers to the territories and lower recoveries under the Alternative Payments for Standing Programs.

Direct program expenses are expected to be lower than projected in the Fall Update. A number of factors are driving this decrease, including:

•

Lower projected public service pension and benefit expenses, reflecting better-than-expected investment performance by the Public Sector Pension Investment Board in 2013–14 and higher projected long-term interest rates since Budget 2013.

•

Lower projected flow-through expenses, such as transfers to provinces in respect of natural resource revenues, resulting in an equal and offsetting reduction in total revenues with no impact on the budgetary balance.

•	Lower projected costs for refundable tax credits, which are reported as expenses in the Public Accounts.

The outlook for direct program expenses has also been revised to reflect changes in expected infrastructure spending, as well as changes to the forecast for capital amortization expenses.

265

Public debt charges are expected to be lower than projected in the Fall Update over the forecast horizon, largely due to lower projected short-term interest rates and inflation, and lower projected interest expenses on net pension and benefit liabilities. The decrease in projected interest expenses on net pension and benefit liabilities reflects higher projected long-term interest rates since Budget 2013, which have resulted in a lower estimated benefit obligation, as well as a higher rate of return on Public Sector Pension Investment Board investments in 2013–14.

Fiscal Impact of Measures Announced in Economic Action Plan 2014

Table 4.2.3 sets out the impact of the measures introduced in Economic Action Plan 2014.

Table 4.2.3

Fiscal Outlook With Measures

billions of dollars

	Projection
	2013–	2014–	2015–	2016–	2017–	2018–
	2014	2015	2016	2017	2018	2019

2013 Fall Update budgetary balance	-17.9	-5.5	3.7	5.0	5.7	9.8
Economic and fiscal developments	-0.4	0.5	0.4	0.9	1.4	0.0

Revised status quo budgetary balance (before budget measures)	-18.3	-5.0	4.1	6.0	7.1	9.8

Budget measures[1]
Actions to support jobs and growth	-0.1	-0.7	-1.0	-1.2	-1.2	-1.6
Restoring the effectiveness of the excise duty on tobacco products	0.1	0.7	0.7	0.6	0.6	0.6
Responsible management of National Defence capital funding	0.6	0.6	0.9	1.1	0.0	0.0
Managing compensation costs	1.1	1.5	1.4	1.2	1.1	1.0
Improving the fairness and integrity of the tax system, and strengthening tax compliance	0.0	0.0	0.4	0.4	0.4	0.5
Total budget measures	1.7	2.1	2.3	2.2	1.0	0.5

Budgetary balance (after budget measures)	-16.6	-2.9	6.4	8.1	8.1	10.3

Note: Totals may not add due to rounding.

[1]	A negative number implies a deterioration in the budgetary balance (lower revenues or higher spending).
A positive number implies an improvement in the budgetary balance (higher revenues or lower spending).

266

Economic Action Plan 2014 makes investments totalling $5.8 billion over six years to support jobs and growth by connecting Canadians with available jobs; fostering job creation, innovation and trade; developing resources responsibly, conserving Canada’s natural heritage and investing in infrastructure and transportation; and supporting families and communities.

As discussed in Chapter 3.4, Economic Action Plan 2014 also proposes to restore the effectiveness of the excise duty on tobacco products by adjusting the domestic rate of excise duty on such products to account for inflation and eliminating the preferential excise duty treatment of tobacco products available through duty free markets. It is estimated that these measures will increase federal tax revenues by about $3.3 billion over six years.

Further, to ensure that funding for vital National Defence equipment is available for planned requirements, the Government is shifting $3.1 billion of National Defence funding for major capital procurements to future years in which key purchases will be made.

In addition, Economic Action Plan 2014 continues to ensure that overall public service employee compensation is reasonable and affordable, as well as aligned with that offered by other public and private employers. The Government will take steps to ensure that the costs of the Public Service Health Care Plan for retirees are shared fairly between them and the Government as employer. To this end, the Government intends to transition from currently paying 75 per cent of benefit costs to equal cost sharing for retired federal employees under the Public Service Health Care Plan, and increase from two to six the number of years of service required to be eligible to participate in the Plan in retirement except for current pensioners. As a result of the need to reduce the recorded liability for future pensioner health care expenses under accrual accounting, this measure is projected to improve the budgetary balance by $7.4 billion over six years.

As discussed in Chapter 4.1 and Annex 2, Economic Action Plan 2014 proposes a number of measures to continue to improve the fairness and integrity of the tax system and strengthen tax compliance. These measures are expected to increase federal tax revenues by $1.8 billion over six years.

New policy measures in this budget improve the budgetary balance over the projection period. Over six years, measures taken in Economic Action Plan 2014 will improve the budgetary balance by $9.8 billion.

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Summary Statement of Transactions

Table 4.2.4 summarizes the Government’s financial position over the forecast horizon. These projections are based on the average private sector forecast for the economy and take into account the adjustment for risk discussed above.

Table 4.2.4

Summary Statement of Transactions

billions of dollars

		Projection
	2012–	2013–	2014–	2015–	2016–	2017–	2018–
	2013	2014	2015	2016	2017	2018	2019

Budgetary revenues	256.6	264.0	276.3	293.3	306.8	317.7	332.4
Program expenses	246.4	251.2	250.2	256.9	266.5	275.2	286.3
Public debt charges	29.2	29.3	29.0	30.0	32.1	34.4	35.8
Total expenses	275.6	280.5	279.2	286.9	298.7	309.7	322.1

Budgetary balance	-18.9	-16.6	-2.9	6.4	8.1	8.1	10.3
Federal debt[1]	602.4	616.0	618.9	612.4	604.3	596.2	586.0

Per cent of GDP
Budgetary revenues	14.1	14.1	14.3	14.5	14.5	14.4	14.4
Program expenses	13.5	13.5	13.0	12.7	12.6	12.5	12.4
Public debt charges	1.6	1.6	1.5	1.5	1.5	1.6	1.6
Budgetary balance	-1.0	-0.9	-0.1	0.3	0.4	0.4	0.4
Federal debt	33.1	33.0	32.0	30.3	28.6	27.0	25.5

Note: Totals may not add due to rounding.

[1]	The projected level of federal debt for 2013–14 includes an estimate of other comprehensive income.

Including the measures announced in Economic Action Plan 2014, the deficit is projected to fall to $16.6 billion in 2013–14 and $2.9 billion in 2014–15. A surplus of $6.4 billion is projected for 2015–16, after taking into account the $3.0-billion annual adjustment for risk. As a result, the Government remains on track to achieve its goal of returning to balanced budgets in 2015.

268

Achieving this result will help ensure that the federal debt-to-GDP ratio remains on a downward path. Indeed, the federal debt-to-GDP ratio is expected to fall below its low, pre-recession level in 2017–18, putting the Government well on its way towards achieving its target of 25 per cent of GDP by 2021, announced at the September 2013 G-20 Leaders’ Summit in St. Petersburg, Russia. Lower debt levels mean lower debt-servicing costs, which results in lower taxes for Canadians and a strong investment climate that supports job creation and economic growth.

The planned reduction in federal debt will help to ensure that Canada’s total government net debt (which includes that of the federal, provincial/territorial and local governments as well as the net assets of the Canada Pension Plan and the Québec Pension Plan) will remain the lowest, by far, of any G-7 country and among the lowest of the advanced G-20 countries.

269

Table 4.2.5

Revenue Outlook

billions of dollars

		Projection
	2012–	2013–	2014–	2015–	2016–	2017–	2018–
	2013	2014	2015	2016	2017	2018	2019

Income taxes
Personal income tax	125.7	130.1	137.8	145.8	153.2	160.5	167.7
Corporate income tax	35.0	35.0	37.0	39.5	42.2	44.5	46.5
Non-resident income tax	5.1	5.5	5.7	6.0	6.5	6.9	7.3
Total income tax	165.8	170.6	180.4	191.2	201.9	211.9	221.5

Excise taxes/duties
Goods and Services Tax	28.8	29.9	31.3	33.2	35.1	36.7	38.3
Customs import duties	4.0	4.2	4.4	5.0	4.7	4.9	5.1
Other excise taxes/duties	10.8	10.6	11.3	11.3	11.3	11.4	11.4
Total excise taxes/duties	43.6	44.8	47.0	49.5	51.1	53.0	54.8

Total tax revenues	209.3	215.3	227.5	240.7	253.0	264.9	276.3
Employment Insurance premium revenues	20.4	21.5	22.7	23.6	23.0	19.4	20.2
Other revenues	26.9	27.1	26.2	29.0	30.8	33.4	35.8

Total budgetary revenues	256.6	264.0	276.3	293.3	306.8	317.7	332.4

Per cent of GDP
Personal income tax	6.9	7.0	7.1	7.2	7.3	7.3	7.3
Corporate income tax	1.9	1.9	1.9	2.0	2.0	2.0	2.0
Goods and Services Tax	1.6	1.6	1.6	1.6	1.7	1.7	1.7
Total tax revenues	11.5	11.5	11.8	11.9	12.0	12.0	12.0
Employment Insurance premium revenues	1.1	1.2	1.2	1.2	1.1	0.9	0.9
Other revenues	1.5	1.5	1.4	1.4	1.5	1.5	1.6
Total budgetary revenues	14.1	14.1	14.3	14.5	14.5	14.4	14.4
Note: Totals	may not add due to rounding.

Table 4.2.5 sets out the Government’s projection for budgetary revenues reflecting both Economic Action Plan 2014 measures, including actions to close tax loopholes and improve the fairness and integrity of the tax system, and the adjustment for risk, which for planning purposes is applied proportionally to tax revenues and other revenues, net of flow-through revenues. Budgetary revenues are expected to increase by 2.9 per cent in 2013–14 based on year-to-date fiscal results and the economic projections. Over the remainder of the forecast horizon, budgetary revenues are projected to grow at an average annual rate of 4.7 per cent.

270

Personal income tax revenues—the largest component of budgetary revenues—are projected to increase by $4.4 billion, or 3.5 per cent, to $130.1 billion in 2013–14. Over the remainder of the projection period, personal income tax revenues increase somewhat faster than growth in nominal GDP, averaging 5.2 per cent annual growth, reflecting the progressive nature of the income tax system combined with projected real income gains.

Corporate income tax revenues are projected to be $35.0 billion in 2013–14. Over the remainder of the projection period, corporate income tax revenues are forecast to grow at an annual rate of 5.9 per cent, based on projected profit growth and actions to close tax loopholes and improve the fairness and integrity of the tax system, as well as improvements to the Canada Revenue Agency’s compliance programs.

Non-resident income tax revenues are income taxes paid by non-residents of Canada on Canadian-sourced income, notably dividends and interest payments. Reflecting strong year-to-date growth, they are projected to increase by $0.4 billion, or 7.6 per cent, to $5.5 billion in 2013–14. Over the remainder of the projection period, non-resident income tax revenues increase at an average annual rate of 5.9 per cent.

Goods and Services Tax (GST) revenues are projected to grow by 3.9 per cent in 2013–14 based on projected growth in taxable consumption and year-to-date results. Over the remainder of the projection period, GST revenues are projected to grow by 5.1 per cent per year on average, based on projected growth in taxable consumption and in the GST Credit.

Customs import duties are projected to increase 4.9 per cent in 2013–14, reflecting year-to-date results and projected growth in imports. The growth in customs import duties is expected to increase to 5.8 per cent in 2014–15 and 12.9 per cent in 2015–16 due to growth in imports and previously announced measures, but decline by 5.7 per cent in 2016–17, reflecting the expected introduction of the Canada-European Union Comprehensive Economic and Trade Agreement. Over the last two years of the projection period, annual growth in customs import duties is projected to average 4.5 per cent, based on projected growth in imports.

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Other excise taxes and duties are projected to decline slightly to $10.6 billion in 2013–14, reflecting year-to-date results and recent trends. However, they are expected to increase by $0.7 billion, or 6.3 per cent, to $11.3 billion in 2014–15, mostly due to the adjustment of the excise duty rate for tobacco announced in this budget. Other excise taxes and duties are then expected to remain stable over the remainder of the projection period.

Employment Insurance (EI) premium revenues are projected to grow by 5.4 per cent in 2013–14, in line with the projected growth in insurable earnings and the EI premium rate of $1.88 per $100 of insurable earnings in both 2013 and 2014. For 2015 and 2016, the Government has announced that the EI premium rate will be set no higher than $1.88. For the purposes of fiscal planning, a rate of $1.88 has been assumed. As a result, from 2013–14 to 2015–16, the cumulative deficit in the EI Operating Account accumulated during the recession will be eliminated as EI premium revenues are projected to grow by 4.7 per cent per year on average, based on projected growth in wages and salaries. Given the planned introduction of the seven-year break-even rate mechanism in 2017, EI premium rates are expected to fall to $1.47 in that year, bringing expected declines in EI premium revenues of 2.6 per cent in 2016–17 and 15.4 per cent in 2017–18. EI premium revenues are expected to resume their upward trend in 2018–19 based on projected growth in wages and salaries.

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Employment Insurance Operating Account

Employment Insurance Operating Account Projections billions of dollars
	2012–	2013–	2014–	2015–	2016–	2017–	2018–
	2013	2014	2015	2016	2017	2018	2019
EI premium revenues	20.4	21.5	22.7	23.6	23.0	19.4	20.2
EI benefits[1]	17.1	17.0	17.7	18.4	19.1	19.7	20.4
	2012	2013	2014	2015	2016	2017	2018
EI Operating Account annual balance[2]	1.0	3.1	3.6	3.9	4.0	-1.7	-1.5
EI Operating Account cumulative balance[2]	-8.1	-5.1	-1.5	2.4	6.4	4.7	3.2
Reference:
Projected premium rate (per $100 of insurable earnings)	1.83	1.88	1.88	1.88	1.88	1.47	1.47

[1]

EI benefits include regular EI benefits, sickness, maternity, parental, compassionate care, fishing and work-sharing benefits, and employment benefits and support measures. These represent 90 per cent of total EI program expenses. The remaining EI costs relate mainly to administration and are included in direct program spending.

[2]	The EI Operating Account annual and cumulative balances are on a calendar-year basis since the EI premium rate is set on a calendar-year basis.

The global recession led to an increase in EI benefit expenditures over a relatively short period of time. As a result, the EI Operating Account, which records all amounts received or paid out under the Employment Insurance Act, reached a cumulative deficit of $9.2 billion in 2011. The EI Operating Account is now on track to return to cumulative balance without requiring premium rate increases above the current level of $1.88. As a result, in September 2013 the EI premium rate for 2014 was frozen at the 2013 level of $1.88 per $100 of insurable earnings and it was announced that the rate will be set no higher than $1.88 for 2015 and 2016.

For fiscal planning purposes, an EI premium rate of $1.88 is assumed for 2015 and 2016, which leads to the projection of a cumulative surplus in the EI Operating Account. Any accumulated surplus will be gradually eliminated after the introduction of the seven-year break-even rate mechanism in 2017. This new rate-setting mechanism will ensure that EI premiums are no higher than needed to pay for the EI program over time, which is expected to result in a significant reduction in the premium rate in 2017. After the move to the seven-year break-even rate in that year, annual adjustments to the rate will be limited to 5 cents.

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Other revenues include revenues from consolidated Crown corporations, net income from enterprise Crown corporations, returns on investments, foreign exchange revenues and proceeds from the sales of goods and services. These revenues are generally volatile, owing principally to the impact of interest rates on returns on investments and the assets in the Exchange Fund Account, and the net gains or losses from enterprise Crown corporations. These revenues are also affected by the impact of exchange rate movements on the Canadian-dollar value of foreign-denominated assets as well as flow-through items that give rise to an offsetting expense and therefore do not impact the budgetary balance.

Other revenues are projected to increase by $0.2 billion to $27.1 billion in 2013–14, as the increases in revenues from the sale of some of the Government’s shares in General Motors and the sale of Macdonald House, a Canadian High Commission property in London, are expected to be largely offset by lower revenues from Crown corporations. Growth in other revenues is expected to average 5.7 per cent per year over the remainder of the projection period based on projected profiles of interest rates and nominal GDP and the provision for future asset sales.

274

The revenue-to-GDP ratio declined substantially after 2006–07, and is at its lowest level in more than 50 years, averaging just over 14 per cent since 2008–09 (Chart 4.2.1). This decline is due primarily to broad-based tax cuts and targeted tax relief for individuals, families and businesses. Over the forecast horizon, the revenue-to-GDP ratio is projected to remain relatively stable around its current level.

275

Table 4.2.6

Program Expenses Outlook

billions of dollars

		Projection
	2012–	2013–	2014–	2015–	2016–	2017–	2018–
	2013	2014	2015	2016	2017	2018	2019

Major transfers to persons
Elderly benefits	40.3	41.8	43.8	46.1	48.6	51.3	54.1
Employment Insurance benefits[1]	17.1	17.0	17.7	18.4	19.1	19.7	20.4
Children’s benefits	13.0	13.2	13.2	13.3	13.5	13.7	13.8
Total	70.3	72.0	74.7	77.8	81.2	84.6	88.3

Major transfers to other levels of government
Canada Health Transfer	28.6	30.3	32.1	34.0	36.1	37.7	39.3
Canada Social Transfer	11.9	12.2	12.6	13.0	13.3	13.7	14.2
Fiscal arrangements[2]	17.8	18.7	19.4	20.1	20.8	21.7	22.5
Gas Tax Fund	2.0	2.1	2.0	2.0	2.1	2.1	2.2
Other major transfers[3]	1.5	0.7	0.2	0.2	0.1	0.1	0.0
Alternative Payments for Standing Programs[4]	-3.4	-3.5	-3.7	-3.9	-4.1	-4.3	-4.5
Total	58.4	60.5	62.6	65.3	68.3	71.0	73.8

Direct program expenses
Operating expenses	78.0	76.2	71.7	73.0	73.9	75.8	78.7
Transfer payments	34.9	37.4	35.8	35.0	36.9	37.4	38.6
Capital amortization	4.9	5.1	5.5	5.9	6.1	6.4	7.0
Total	117.7	118.7	113.0	113.9	117.0	119.6	124.2

Total program expenses	246.4	251.2	250.2	256.9	266.5	275.2	286.3

Per cent of GDP
Major transfers to persons	3.9	3.9	3.9	3.9	3.8	3.8	3.8
Major transfers to other levels of government	3.2	3.2	3.2	3.2	3.2	3.2	3.2
Direct program expenses	6.5	6.4	5.8	5.6	5.5	5.4	5.4
Total program expenses	13.5	13.5	13.0	12.7	12.6	12.5	12.4

Note: Totals may not add due to rounding.

[1]

EI benefits include regular EI benefits, sickness, maternity, parental, compassionate care, fishing and work-sharing benefits, and employment benefits and support measures. These represent 90 per cent of total EI program expenses. The remaining EI costs relate mainly to administration and are part of operating expenses.

[2]	Fiscal arrangements include Equalization, Territorial Formula Financing, the Youth Allowances Recovery and statutory subsidies.
[3]

Other major transfers to other levels of government include transitional payments; transfer protection payments in 2012–13 and 2013–14; payments under the 2005 Offshore Accords; assistance regarding sales tax harmonization; and other health-related transfers.

[4]

Alternative Payments for Standing Programs represent a recovery from Quebec of an additional tax point transfer above and beyond the tax point transfer under the Canada Health Transfer and the Canada Social Transfer.

276

Table 4.2.6 provides an overview of the projections for program expenses by major component, including the measures announced in Economic Action Plan 2014. Program expenses consist of major transfers to persons, major transfers to other levels of government and direct program expenses.

Major transfers to persons increase steadily over the forecast horizon, with spending expected to increase from $72.0 billion in 2013–14 to $88.3 billion in 2018–19.

Major transfers to persons consist of elderly, EI and children’s benefits.

Elderly benefits are comprised of Old Age Security, Guaranteed Income Supplement and Allowance payments to qualifying seniors, with Old Age Security payments representing approximately 75 per cent of these expenditures. Elderly benefits are projected to grow from $41.8 billion in 2013–14 to $54.1 billion in 2018–19, or approximately 5.3 per cent per year—faster than nominal GDP, which is projected to grow on average by 4.3 per cent per year. This increase is due to consumer price inflation, to which benefits are fully indexed, and a projected increase in the seniors’ population from 5.4 million in 2013–14 to 6.4 million in 2018–19, an average increase of 3.5 per cent per year.

EI benefits are projected to decline by 0.3 per cent to $17.0 billion in 2013–14 based on year-to-date results. Over the remainder of the projection period, EI benefits are projected to grow moderately, averaging 3.7 per cent annually, despite the projected reduction in the number of unemployed. This reflects the expectation that the share of unemployed who receive EI benefits will gradually increase to approach pre-recession levels and that average benefits paid to EI recipients will continue to increase based on growth in average earnings.

Children’s benefits, which consist of the Canada Child Tax Benefit and the Universal Child Care Benefit, are projected to increase moderately over the forecast horizon, reflecting growth in the eligible population and adjustments for inflation.

Major transfers to other levels of government are expected to increase over the forecast horizon, from $60.5 billion in 2013–14 to $73.8 billion in 2018–19. As described in the box below, the projections reflect the completion of the legislative renewal of four major transfers to provinces and territories, which is set to take effect in 2014–15.

277

Major transfers to other levels of government include transfers in support of health and social programs, Equalization and Territorial Formula Financing, and the Gas Tax Fund, among others. The Canada Health Transfer (CHT) is projected to grow from $30.3 billion in 2013–14 to $39.3 billion in 2018–19. Starting in 2017–18, the CHT will grow in line with a three-year moving average of nominal GDP growth, with funding guaranteed to increase by at least 3 per cent per year. The Canada Social Transfer will continue to grow at 3 per cent per year. The Gas Tax Fund is currently $2 billion per year. Starting in 2014–15, these payments will be indexed at 2 per cent per year, with increases applied in $100-million increments.

278

Major Federal Transfers to Provinces and Territories

Economic Action Plan 2014 reaffirms that the legislative renewal of four major federal transfers to provinces and territories is now complete, providing record support in 2014–15 and future years.

The Government continues to recognize the important role major transfers play within the federation in helping to fund Canadian priorities such as health care and education. Economic Action Plan 2014 reaffirms the Government’s commitment to continued, predictable and fiscally sustainable growth in the Canada Health Transfer (CHT), the Canada Social Transfer (CST), Equalization and Territorial Formula Financing (TFF).

Over the past two years, the Government has taken steps to ensure that the legislative renewal of these four major transfers, set to take effect in 2014–15, provides long-term, growing transfers to provinces and territories. Together, these four transfers will total a record of almost $65 billion in 2014–15, an increase of $3 billion over 2013–14.

Ensuring a strong, publicly funded health care system remains a priority for the Government. This is why federal government support provided through the CHT to provinces and territories will continue to grow to record levels over the coming years, exceeding the current growth rate of provincial health care spending. The CHT will grow at an annual rate of 6 per cent for three more years. Beginning in 2017–18, the CHT will grow in line with nominal GDP with a guaranteed minimum growth rate of 3 per cent per year. The CST will continue to grow at its current rate of 3 per cent annually in 2014–15 and beyond.

Comparable treatment for all Canadians is fundamental to the Government. Through Budget 2007, the Government legislated an equal per capita cash allocation for the CHT and the CST. The CHT equal per capita cash allocation will become effective in fiscal year 2014–15. In order to ensure that no province or territory is unduly affected by this change, Economic Action Plan 2012 put in place protection to ensure that no province or territory experiences a decline in their CHT cash entitlements relative to their 2013–14 cash levels.

Programs that help address fiscal disparities among provinces and territories are important components of Canada’s system of fiscal federalism. This is why the Government continues to provide significant and growing support through both the Equalization and TFF programs. As a result of this funding, the Equalization program has grown by 53 per cent, and the TFF program by 70 per cent, over the 2005–06 to 2014–15 period.

279

Equalization and Territorial Formula Financing Payments

In Economic Action Plan 2012, the Government renewed and strengthened the Equalization and TFF programs. The Government confirmed that Equalization would continue to grow in line with Canada’s GDP, and TFF would continue to grow based on its current formula. To complete the renewal of these two programs, Economic Action Plan 2013 announced a set of technical improvements to the two programs that were implemented through the Economic Action Plan 2013 Act, No. 1.

The legislative renewal of all four major transfer programs to provinces and territories is now complete. The Equalization and TFF programs are legislated for a five-year period through fiscal year 2018–19, and the CHT and CST will be reviewed in 2024. By setting transfers on a stable and sustainable growth path, the Government is confident that the social programs most valued by Canadians will be safeguarded going forward.

280

The Government is committed to controlling the spending of federal departments. In fact, direct program expenses have fallen over the last three years, decreasing from $122.8 billion in 2009–10 to $117.7 billion in 2012–13. Moreover, planned restraint in the growth of direct program expenses will result in projected direct program expenses for 2018–19 remaining broadly in line with expenses in 2010–11. Over the forecast horizon, direct program expenses are expected to decrease as a percentage of GDP, reaching a historic low of 5.4 per cent of GDP in 2017–18.

Direct program expenses include operating expenses, transfers administered by departments and capital amortization.

281

Operating expenses reflect the cost of doing business for more than 100 government departments and agencies. The current projection reflects savings from the operating budget freeze announced in the Speech from the Throne. Operating expenses are broadly stable over the forecast horizon, with spending decreasing from $78.0 billion in 2012–13 to $71.7 billion in 2014–15, then returning to just above last fiscal year’s level in 2018–19. The decrease between 2013–14 and 2014–15 is largely attributable to:

•	Departmental spending reductions implemented in earlier budgets.

•	The proposed transition to equal cost sharing of the Public Service Health Care Plan between the Government as employer and retired federal employees, as discussed in Chapter 4.1.

•

Lower projected public service pension and benefit expenses, reflecting better-than-expected investment performance by the Public Sector Pension Investment Board in 2013–14 and higher projected long-term interest rates since Budget 2013.

Transfer payments administered by departments are broadly stable over the forecast horizon, decreasing from $37.4 billion in 2013–14 to $35.8 billion in 2014–15, then returning to roughly this fiscal year’s level in 2017–18. The decrease between 2013–14 and 2014–15 is largely the result of one-time costs in 2013–14 associated with federal disaster assistance for the flooding in Alberta.

Amounts for capital expenses are presented on an accrual basis. The amount of capital amortization is expected to increase modestly from $5.1 billion in 2013–14 to $7.0 billion in 2018–19 as a result of new investments and upgrades to existing capital.

282

As a share of GDP, program expenses are projected to decline from 13.5 per cent in 2012–13 to 12.4 per cent in 2018–19, which is below its pre-recession level (Chart 4.2.2).

Financial Source/Requirement

The budgetary balance is presented on a full accrual basis of accounting, recording government revenues and expenses when they are earned or incurred, regardless of when the cash is received or paid.

In contrast, the financial source/requirement measures the difference between cash coming in to the Government and cash going out. This measure is affected not only by the budgetary balance but also by the Government’s non-budgetary transactions. These include changes in federal employee pension accounts; changes in non-financial assets; investing activities through loans, investments and advances; changes in other financial assets and liabilities; and foreign exchange activities.

283

Table 4.2.7

The Budgetary Balance, Non-Budgetary Transactions and Financial Source/Requirement

billions of dollars

		Projection
	2012–	2013–	2014–	2015–	2016–	2017–	2018–
	2013	2014	2015	2016	2017	2018	2019

Budgetary balance	-18.9	-16.6	-2.9	6.4	8.1	8.1	10.3

Non-budgetary transactions
Pensions and other accounts	7.3	4.9	-0.2	-0.1	-1.0	-1.5	-1.9
Non-financial assets	-1.0	-3.0	-3.3	-2.7	-2.4	-1.9	-2.1
Loans, investments and advances
Enterprise Crown corporations	-5.8	-4.7	-4.2	-4.3	-4.1	-4.3	-4.0
Insured Mortgage Purchase Program	3.2	41.7	9.9	0.0	0.0	0.0	0.0
Other	-0.9	0.0	-0.5	-0.4	-0.6	-0.9	-0.8
Total	-3.5	37.0	5.2	-4.7	-4.7	-5.2	-4.8
Other transactions	-14.3	-2.6	-0.2	-0.5	-0.8	-0.8	0.3

Total	-11.5	36.4	1.5	-8.0	-8.9	-9.5	-8.4

Financial source/requirement	-30.5	19.8	-1.4	-1.5	-0.7	-1.4	1.8

Note: Totals may not add due to rounding.

As shown in Table 4.2.7, with the exception of 2013–14 when a financial source of $19.8 billion is projected, a small financial requirement is generally projected for most of the forecast period. The financial source expected in 2013–14 mainly reflects the repayment of principal on assets maturing under the Insured Mortgage Purchase Program. The small projected financial requirements are generally due to expected cash requirements associated with non-budgetary transactions.

The financial requirement associated with pensions and other accounts is expected to be $0.2 billion in 2014–15. Pensions and other accounts include the activities of the Government of Canada’s employee pension plans, as well as those of federally appointed judges and Members of Parliament. Since April 2000, the net amount of contributions less benefit payments related to post-March 2000 service has been invested in capital markets. Contributions and payments pertaining to pre-April 2000 service are recorded in the pension accounts. The Government also sponsors a variety of future benefit plans, such as health care and dental plans and disability and other benefits for war veterans and others.

284

Financial requirements for non-financial assets mainly reflect the difference between cash outlays for the acquisition of new tangible capital assets and the amortization of capital assets included in the budgetary balance. They also include disposals of tangible capital assets and changes in inventories and prepaid expenses. A net cash requirement of $3.3 billion is estimated for 2014–15.

Loans, investments and advances include the Government’s investments in enterprise Crown corporations, such as Canada Mortgage and Housing Corporation (CMHC), Export Development Canada, the Business Development Bank of Canada (BDC) and Farm Credit Canada (FCC). They also include loans, investments and advances to national and provincial governments and international organizations, and for government programs. The requirements for enterprise Crown corporations projected from 2014–15 to 2018–19 reflect the Government’s decision in Budget 2007 to meet all the borrowing needs of CMHC, BDC and FCC through its own domestic debt issuance, as well as retained earnings of enterprise Crown corporations. The financial source in the projection period under the Insured Mortgage Purchase Program is due to the winding down in March 2010 of purchases of insured mortgage pools under the plan and the subsequent repayments of principal as the assets under the plan mature.

Other transactions include the payment of tax refunds and other accounts payable, the collection of taxes and other accounts receivable, the conversion of other accrual adjustments included in the budgetary balance into cash, as well as foreign exchange activities.

Risks to the Fiscal Projections

Risks to the economic outlook are the greatest source of uncertainty to the fiscal projections. To help quantify these risks, tables illustrating the sensitivity of the budgetary balance to a number of economic shocks are provided below.

Beyond the economic outlook, there remain upside and downside risks associated with the fiscal projections, as several key drivers of the fiscal outlook are not directly linked to economic variables (such as the relationship between personal income taxes and personal income or the extent to which departments and agencies do not fully use all of the resources appropriated by Parliament).

285

Sensitivity of the Budgetary Balance to Economic Shocks

Changes in economic assumptions affect the projections for revenues and expenses. The following tables illustrate the sensitivity of the budgetary balance to a number of economic shocks:

•	A one-year, 1-percentage-point decrease in real GDP growth driven equally by lower productivity and employment growth.

•

A decrease in nominal GDP growth resulting solely from a one-year, 1-percentage-point decrease in the rate of GDP inflation (assuming that the Consumer Price Index (CPI) moves in line with GDP inflation).

•	A sustained 100-basis-point increase in all interest rates.

These sensitivities are generalized rules of thumb that assume any decrease in economic activity is proportional across income and expenditure components, and are meant to provide a broad illustration of the impact of economic shocks on the outlook for the budgetary balance. Actual economic shocks may have different fiscal impacts. For example, they may be concentrated in specific sectors of the economy or cause different responses in key economic variables (e.g. GDP inflation and CPI inflation may have different responses to a given shock).

Table 4.2.8

Estimated Impact of a One-Year, 1-Percentage-Point Decrease in Real GDP Growth on Federal Revenues, Expenses and Budgetary Balance

billions of dollars

	Year 1	Year 2	Year 5

Federal revenues
Tax revenues
Personal income tax	-2.5	-2.6	-3.0
Corporate income tax	-0.3	-0.4	-0.5
Goods and Services Tax	-0.3	-0.4	-0.4
Other	0.0	-0.1	-0.2
Total tax revenues	-3.1	-3.5	-4.1
Employment Insurance premiums	-0.2	-0.2	-0.2
Other revenues	0.0	0.0	-0.1
Total budgetary revenues	-3.2	-3.7	-4.4

Federal expenses
Major transfers to persons
Elderly benefits	0.0	0.0	0.0
Employment Insurance benefits	0.6	0.8	0.9
Children’s benefits	0.0	0.0	0.1
Total	0.6	0.8	0.9

286

Table 4.2.8

Estimated Impact of a One-Year, 1-Percentage-Point Decrease in Real GDP Growth on Federal Revenues, Expenses and Budgetary Balance

billions of dollars

	Year 1	Year 2	Year 5
Other program expenses	-0.1	-0.1	-0.2
Public debt charges	0.0	0.1	0.9
Total expenses	0.5	0.8	1.6

Budgetary balance	-3.7	-4.5	-6.0

Note: Totals may not add due to rounding.

A 1-percentage-point decrease in real GDP growth proportional across income and expenditure components reduces the budgetary balance by $3.7 billion in the first year, $4.5 billion in the second year and $6.0 billion in the fifth year (Table 4.2.8).

•

Tax revenues from all sources fall by a total of $3.1 billion in the first year and by $3.5 billion in the second year. Personal income tax revenues decrease as employment and wages and salaries fall. Corporate income tax revenues fall as output and profits decrease. GST revenues decrease as a result of lower consumer spending associated with the fall in employment and personal income.

•

EI premium revenues decrease as employment and wages and salaries fall. In order to isolate the direct impact of the economic shock and provide a general overview of the fiscal impacts, the EI premium revenue impacts do not include changes in the premium rate.

•

Expenses rise, mainly reflecting higher EI benefits (due to an increase in the number of unemployed) and higher public debt charges (reflecting a higher stock of debt due to the lower budgetary balance). This rise is partially offset by lower other program expenses (as certain programs are tied directly to growth in nominal GDP).

287

Table 4.2.9

Estimated Impact of a One-Year, 1-Percentage-Point Decrease in GDP Inflation on Federal Revenues, Expenses and Budgetary Balance

billions of dollars

	Year 1	Year 2	Year 5

Federal revenues
Tax revenues
Personal income tax	-2.3	-1.7	-1.3
Corporate income tax	-0.3	-0.4	-0.5
Goods and Services Tax	-0.4	-0.4	-0.4
Other	-0.1	-0.2	-0.2
Total tax revenues	-3.0	-2.6	-2.4
Employment Insurance premiums	-0.1	-0.2	-0.2
Other revenues	-0.1	-0.1	-0.1
Total budgetary revenues	-3.2	-2.9	-2.8

Federal expenses
Major transfers to persons
Elderly benefits	-0.3	-0.5	-0.6
Employment Insurance benefits	-0.1	-0.1	-0.1
Children’s benefits	0.0	0.0	0.0
Total	-0.3	-0.6	-0.7
Other program expenses	-0.3	-0.3	-0.8
Public debt charges	-0.4	0.1	0.3
Total expenses	-1.1	-0.8	-1.2

Budgetary balance	-2.1	-2.1	-1.6

Note: Totals may not add due to rounding.

A 1-percentage-point decrease in nominal GDP growth proportional across income and expenditure components resulting solely from lower GDP inflation (assuming that the CPI moves in line with GDP inflation) lowers the budgetary balance by $2.1 billion in the first and second years and by $1.6 billion in the fifth year (Table 4.2.9).

•

Lower prices result in lower nominal income and, as a result, personal income tax revenues decrease, reflecting declines in the underlying nominal tax base. As the parameters of the personal income tax system are indexed to inflation and automatically adjust in response to the shock, the fiscal impact is smaller than under the real shock. For the other sources of tax revenue, the negative impacts are similar under the real and nominal GDP shocks.

288

•

EI premium revenues, absent any change in the premium rate, decrease in response to lower earnings. In order to isolate the direct impact of the economic shock and provide a general overview of the fiscal impacts, the EI premium revenue impacts do not include changes in the premium rate.

•	Other revenues decline slightly as lower prices lead to lower revenues from the sales of goods and services.

•

Partly offsetting lower revenues are the declines in the cost of statutory programs that are indexed to inflation, such as elderly benefit payments and the Canada Child Tax Benefit, and downward pressure on federal program expenses. Payments under these programs are smaller if inflation is lower. In addition, other program expenses are also lower as certain programs are tied directly to growth in nominal GDP.

•	Public debt charges decline in the first year due to lower costs associated with Real Return Bonds, then rise due to the higher stock of debt.

Table 4.2.10

Estimated Impact of a Sustained 100-Basis-Point Increase in All Interest Rates on Federal Revenues, Expenses and Budgetary Balance

billions of dollars

	Year 1	Year 2	Year 5

Federal revenues	1.3	1.7	2.4
Federal expenses	1.6	2.7	3.9

Budgetary balance	-0.3	-1.0	-1.5

Note: Totals may not add due to rounding.

An increase in interest rates decreases the budgetary balance by $0.3 billion in the first year, $1.0 billion in the second year and $1.5 billion in the fifth year (Table 4.2.10). The decline stems entirely from increased expenses associated with public debt charges. The impact on debt charges rises through time as longer-term debt matures and is refinanced at higher rates. Moderating the overall impact is an increase in revenues associated with the increase in the rate of return on the Government’s interest-bearing assets, which are recorded as part of other revenues. The impacts of changes in interest rates on public sector pension and benefit expenses are excluded from the sensitivity analysis.

289

Annex 1

Debt Management

Strategy for 2014–15

Purpose

The Debt Management Strategy sets out the Government of Canada’s objectives, strategy and plans for the management of its domestic and foreign debt, other financial liabilities and related assets. Borrowing activities support the ongoing refinancing of government debt coming to maturity, the execution of the budget plan and other financial operations of the Government. This includes investing in financial assets needed to establish a prudent liquidity position and borrowing on behalf of some Crown corporations.

The Financial Administration Act requires that the Government table in Parliament, prior to the start of the fiscal year, a report on the anticipated borrowing to be undertaken in the year ahead, including the purposes for which the money will be borrowed.

291

Highlights of the Federal Debt Management Strategy

•

Overall borrowing needs are projected to decline over the medium term as a result of the improving fiscal track and inflows arising from maturing mortgage-backed securities purchased under the Insured Mortgage Purchase Program (IMPP) in 2008 and 2009. During the transition to lower debt issuance, the medium-term debt strategy will continue to be focused on stability and the reduction of financial risk.

•

Since 2010–11, the stock of treasury bills has been largely maintained in a range of $160 billion to $180 billion to accommodate IMPP asset maturities of roughly $41 billion in 2013–14 and $10 billion in 2014–15. In accordance with this plan, the stock of treasury bills is projected to fall to around $152 billion at the end of March 2014, and fall a further $22 billion to approximately $130 billion by the end of 2014–15, reducing the Government’s refinancing risk.

•

Gross bond issuance is planned to rise by about $7 billion to $95 billion in 2014–15 and then stabilize around $85 billion over the medium term. At the end of 2014–15, the stock of marketable bonds is projected to be about $497 billion.

•

As long-term yields remain well below their historical average and demand for long-term bonds remains strong, the debt strategy for 2014–15 maintains issuance of 10- and 30-year bonds in line with 2013–14 levels. In addition, the Government may issue bonds with a maturity of 50 years, subject to favourable market conditions.

•

The prudential liquidity plan, announced in Budget 2011, was fully implemented on June 21, 2013, well in advance of the original target date of March 2014. The Government’s overall liquidity levels now cover at least one month of net projected cash flows, including coupon payments and debt refinancing needs.

•

The Government lends out excess cash balances on a short-term basis to financial institutions through a competitive auction process held twice each business day. Amendments to the terms and conditions governing the morning auction, effective April 1, 2014, will reduce the Government’s exposure to credit risk.

292

Context

Demand for Government of Canada Debt Securities Continues to Be Strong

On June 28, 2013, the International Monetary Fund expanded its Currency Composition of Official Foreign Exchange Reserves and began reporting on central bank holdings denominated in Canadian dollars. This reflects the growing importance of Canadian-dollar holdings in the world economy and Canada’s well-earned reputation for responsible fiscal, economic and financial sector management.

Alone among the Group of Seven (G-7) countries, Canada continues to receive the highest possible credit ratings, with a stable outlook, from all the major credit rating agencies.

293

Medium-Term Debt Strategy

The Government’s medium-term debt strategy is informed by modelling analysis that reflects a wide range of economic and interest rate scenarios drawn from historical experience. The medium-term debt strategy is aimed at gradually transitioning the debt structure towards a more even distribution across maturity sectors (Chart A1.1), while improving cost-risk characteristics and reducing exposure to debt rollover risk.

With long-term yields remaining well below their historical average and demand for long-term bonds continuing to be strong, the debt strategy for 2014–15 maintains issuance of 10- and 30-year nominal bonds in line with 2013–14 levels.

294

Over the next decade, the share of bonds with original terms of 30 years is expected to increase from about 20 per cent to 28 per cent of the stock of market debt outstanding. Similarly, the share of bonds with original terms of 10 years or more is projected to increase from about 41 per cent to around 46 per cent.

The level of refinancing risk of domestic market debt is projected to decline over the medium term. The net annual refixing amount of domestic market debt as a percentage of gross domestic product (GDP), which measures the amount of all domestic market debt that matures within one year relative to Canada’s GDP, is projected to decline from about 7 per cent in 2014–15 to approximately 4 per cent over the coming decade (Chart A1.2).

295

Consistent with this, the average term to maturity of the market debt, net of financial assets, will gradually increase (Chart A1.3).

Planned Borrowing Activities for 2014–15

Borrowing Authority

For 2014–15, the aggregate borrowing limit requested from the Governor in Council to meet Economic Action Plan 2014 financial requirements and provide a margin for prudence is $270 billion, $30 billion lower than in 2013–14.

296

Actual borrowings and uses of funds compared with those forecast will be reported in the 2014–15 Debt Management Report, and detailed information on outcomes will be provided in the 2015 Public Accounts of Canada. Both documents will be tabled in Parliament in the Fall of 2015.

Sources of Borrowings

The aggregate principal amount of money required to be borrowed by the Government from financial markets in 2014–15 to finance Economic Action Plan 2014 refinancing needs and other financial requirements is projected to be $232 billion.

Uses of Borrowings

Refinancing Needs

Refinancing needs, projected to be $231 billion during the year, are mainly comprised of $152 billion for maturing treasury bills and $71 billion for maturing bonds.

Financial Source/Requirement

The other main determinant of borrowing needs is the Government’s financial source or requirement. If the Government has a financial source, it can use the source for some of its refinancing needs. If it has a financial requirement, then it must meet that requirement along with its refinancing needs.

The financial source/requirement measures the difference between cash coming into the Government and cash going out. This measure is affected not only by the budgetary balance but also by the Government’s non-budgetary transactions.

297

Non-budgetary transactions include changes in federal employee pension accounts; changes in non-financial assets; investing activities through loans, investments and advances (including loans to three Crown corporations—the Business Development Bank of Canada, Farm Credit Canada and Canada Mortgage and Housing Corporation); and other transactions (e.g., changes in other financial assets and liabilities, and foreign exchange activities).

For 2014–15, a financial requirement of approximately $1 billion is projected. As the prudential liquidity plan, announced in Budget 2011, was fully implemented on June 21, 2013, the Government is planning no change to the year-end cash balance. As a result, the amount the Government plans to borrow is projected to be equal to the planned uses of borrowings (Table A1.1).

Actual borrowing for the year may differ from the forecast due to uncertainty associated with economic and fiscal projections, the timing of cash transactions and other factors, such as changes in foreign reserve needs and Crown borrowings. Thus, the aggregate borrowing limit of $270 billion requested for 2014–15 includes a margin for prudence, enabling debt management operations to respond to changing circumstances without the need for frequent resubmissions to the Governor in Council.

298

Table A1.1

Planned Sources and Uses of Borrowings for 2014–15

billions of dollars

Sources of Borrowings
Payable in Canadian currency
Treasury bills[1]	130
Bonds	95
Retail debt	2
Total payable in Canadian currency	226

Payable in foreign currencies	6
Total cash raised through borrowing activities	232

Uses of Borrowings
Refinancing needs
Payable in Canadian currency
Treasury bills	152
Bonds	71
Of which:
Regular bond buybacks	0.4
Cash management bond buybacks	16
Retail debt	2
Canada Pension Plan bonds and notes	0

Total payable in Canadian currency	226

Payable in foreign currencies	5

Total refinancing needs	231

Financial source/requirement
Budgetary balance	3
Non-budgetary transactions
Pension and other accounts	0
Non-financial assets	3
Loans, investments and advances
Of which:
Enterprise Crown corporations	4
Insured Mortgage Purchase Program (net of redemptions)	-10
Other	1
Total loans, investments and advances	-5
Other transactions[2]	0
Total non-budgetary transactions	-2

Total financial source/requirement	1
Total uses of borrowings	232
Other unmatured debt transactions[3]	0
Net Increase or Decrease (-) in Cash	0

Notes: Numbers may not add due to rounding. A negative sign denotes a financial source.

[1]

These securities are rolled over, or refinanced, a number of times during the year. This results in a larger number of new issues per year than the stock outstanding at the end of the fiscal year, which is presented in the table.

[2]

Other transactions primarily comprise the conversion of accrual adjustments into cash, such as tax and other account receivables, provincial and territorial tax collection agreements, tax payables and other liabilities, and changes in foreign exchange accounts.

[3]	These transactions comprise cross-currency swap revaluation, unamortized discounts on debt issues and obligations related to capital leases and other unmatured debt.

299

Debt Management Strategy for 2014–15

Objectives

The fundamental objective of debt management is to raise stable and low-cost funding to meet the financial needs of the Government of Canada. An associated objective is to maintain a well-functioning market in Government of Canada securities, which helps to keep debt costs low and stable.

Raising Stable Low-Cost Funding

Achieving stable low-cost funding involves striking a balance between the cost and the risk associated with the debt structure.

Over the medium term, debt management decisions will be taken with a view to keeping debt costs low and maintaining refinancing risks at prudent levels, while reserving sufficient flexibility to adapt to changing circumstances.

Maintaining a Well-Functioning Government Securities Market

Having access to a well-functioning government securities market ensures that funding can be raised efficiently to meet the Government’s needs regardless of economic conditions. To support a liquid and well-functioning Government of Canada securities market, the Government strives to maintain transparent, regular and diversified borrowing programs.

Market Consultations

As in previous years, market participants were consulted periodically in 2013–14 as part of the process to develop and manage the debt strategy. The most recent set of consultations were held in October and November 2013 and were focused on obtaining feedback on a broad range of topics, including the functioning of the Government of Canada treasury bill and bond market, the terms of participation governing Government of Canada securities auctions, and retail investor demand for and access to wholesale Government of Canada securities.

Further details on the subjects of discussion and the views expressed during the consultations can be found on the Bank of Canada website (http://www.bankofcanada.ca/publications-research/market-notices/).

300

Long-Term Yields Remain Below Historical Levels

The Government has pursued a tactical strategy of reallocating short-term issuance towards long-term bonds since 2012–13.1

Although long-term yields have risen from the absolute low levels seen in 2012, they remain well below their historical average. Given the current yield environment and strong demand for long-term bonds, it continues to remain advantageous and prudent for the Government to lock in additional long-term funding.

Thus, in 2014–15, the Government plans to maintain issuance of 10- and 30-year bonds in line with 2013–14 levels. Notably, there will be five 10-year bond operations (the additional auction will be conducted in the first quarter of 2014–15) and three 30-year nominal bond operations (no 30-year auction will be conducted in the second quarter of 2014–15).

Overall, the additional long-term issuance will contribute to a reduction in refinancing risk at a low cost, which is consistent with the key objectives of the medium-term debt strategy.

Additionally, informed by consultations with market participants and ultra-long provincial issuance over the past year, the Government may issue bonds with a maturity of 50 years in 2014–15. Any decision to issue an ultra-long bond would be subject to favourable market conditions and would be communicated by the Government to market participants during the course of the fiscal year.

Composition of Market Debt

The stock of market debt reached a peak of $668 billion in 2012–13 and is projected to fall to about $647 billion at the end of 2013–14. In 2014–15, the stock of market debt is projected to be $648 billion (Table A1.2).

[1]	See http://www.fin.gc.ca/n12/12-112-eng.asp.

301

Table A1.2

Change in Composition of Market Debt

billions of dollars, end of fiscal year

	2010–11	2011–12	2012–13	2013–14	2014–15
	Actual	Actual	Actual	Projected	Planned

Marketable bonds	416	448	469	474	497
Treasury bills	163	163	181	152	130
Foreign debt	8	11	11	14	15
Retail debt	10	9	7	6	6
Total market debt	597	631	668	647	648

Note: Numbers may not add due to rounding.

Debt management strategy decisions taken over the past few years have been aimed at gradually transitioning the debt structure towards a more even distribution across maturity sectors to improve its cost-risk characteristics and to reduce exposure to debt rollover risk.

The projected decline in the stock of treasury bills, from about $152 billion at the start of the fiscal year to approximately $130 billion by the end of 2014–15 is an effective means to improve refinancing and rollover risks (Chart A1.4).

302

Bond Program

Annual gross bond issuance has ranged between $88 billion and $100 billion since 2010–11. In 2014–15, gross bond issuance is planned to be $95 billion, an increase of about $7 billion from 2013–14 levels (Table A1.3). A portion of this increase in issuance will be allocated to the 2-year sector.

Issuance in the 10- and 30-year sectors will be maintained in line with 2013-14 levels as long-term interest rates remain well below the historical average.

Table A1.3

Bond Issuance Plan for 2014–15

billions of dollars, end of fiscal year

	2010–11	2011–12	2012–13	2013–14	2014–15
	Actual	Actual	Actual	Projected	Planned

Gross bond issuance	96	100	96	88	95
Buybacks	-4	-6	-1.5	-0.8	-0.4
Net issuance	92	94	94	87	95
Maturing bonds and adjustments[1]	-44	-62	-73	-82	-71
Change in bond stock	48	32	21	5	23

Note: Numbers may not add due to rounding.

[1]	Includes cash management bond buybacks and the inflation adjustment for Real Return Bonds.

Gross bond issuance net of buybacks and maturities, or the net new supply of bonds, will temporarily increase in 2014–15 (Chart A1.5). Over the medium term, annual gross bond issuance is projected to decline and eventually stabilize around $85 billion as a result of diminishing financial requirements.

303

Maturity Dates and Benchmark Bond Target Range Sizes

For 2014–15, no changes to the bond maturity pattern and benchmark target range sizes are planned (Table A1.4). These amounts do not include coupon payments.

Table A1.4

Size of Maturity Dates and Benchmark Size Ranges

billions of dollars

	Feb.	Mar.	May	June	Aug.	Sept.	Nov.	Dec.
2-year	8-12		8-12		8-12		8-12
3-year	8-12				8-12
5-year		10-13				10-13
10-year				10-14
30-year								12-15
Real Return Bond[1]								10-16

Total	16-24	10-13	8-12	10-14	16-24	10-13	8-12	10-16

[1]	Includes estimate for inflation adjustment. The 30-year nominal bond and Real Return Bond do not mature in the same year.

304

Bond Auction Schedule

In 2014–15, there will be quarterly auctions of 2-, 3-, 5- and 10-year bonds and Real Return Bonds.

Five 10-year bond auctions will occur, with the additional 10-year auction being held in the first quarter of 2014–15. Three 30-year nominal bond auctions will occur—one in each of the first, third and fourth quarters of 2014–15. The order of bond auctions within each quarter may be adjusted to support the borrowing program, and there may be multiple auctions of the same bonds in some quarters. The dates of each auction will continue to be announced through the Quarterly Bond Schedule that is published on the Bank of Canada website prior to the start of each quarter (http://www.bankofcanada.ca/stats/cars/f/bd_auction_schedule.html).

Bond Buyback Programs

Two types of bond buyback operations will be conducted in 2014–15: regular bond buybacks on a switch basis and cash management bond buybacks.

Regular Bond Buyback Operations

Buyback operations on a switch basis will be continued in the 30-year sector and will be conducted in the second quarter of 2014–15. No regular buyback operations on a cash basis are planned for 2014–15.

Cash Management Bond Buyback Operations

Weekly cash management bond buyback operations will be continued in 2014–15. The cash management bond buyback program helps to manage government cash requirements by reducing the high levels of cash balances needed ahead of large bond maturities.

Treasury Bill Program

Since 2010–11, the stock of treasury bills has been largely maintained in a range of $160 billion to $180 billion to accommodate IMPP asset maturities of roughly $41 billion in 2013–14 and $10 billion in 2014–15.

In accordance with this plan, the stock of treasury bills is projected to fall to about $152 billion at the end of March 2014, and fall a further $22 billion to approximately $130 billion by the end of 2014–15.

305

Over the medium term, the stock of treasury bills will be managed down to eventually represent about 20 per cent of total market debt. In 2014–15, the share of treasury bills is projected to fall from about 24 per cent to about 21 per cent. This decline is consistent with the medium-term debt strategy and maintains issuance stability in the bond program.

Bi-weekly issuance of 3-, 6- and 12-month maturities will be continued in 2014–15, with bi-weekly auction sizes projected to be largely in the $9 billion to $12 billion range (Chart A1.6).

Cash management bills (i.e., short-dated treasury bills) help manage government cash requirements in an efficient manner. These instruments will also continue to be used in 2014–15.

306

Prudential Liquidity and Cash Management

Prudential Liquidity

The Government holds liquid financial assets in the form of domestic cash deposits and foreign exchange reserves to safeguard its ability to meet payment obligations in situations where normal access to funding markets may be disrupted or delayed. This also supports investor confidence in Canadian government debt.

The prudential liquidity plan, announced in Budget 2011, was fully implemented on June 21, 2013, well in advance of the original target date of March 2014. The Government’s overall liquidity levels now cover at least one month of net projected cash flows, including coupon payments and debt refinancing needs.

Cash Management

The Bank of Canada, as fiscal agent for the Government, manages the Receiver General Consolidated Revenue Fund, from which the balances required for the Government’s day-to-day operations are drawn. The core objective of cash management is to ensure that the Government has sufficient cash available at all times to meet its operating requirements.

Cash consists of moneys on deposit with the Bank of Canada, chartered banks and other financial institutions. Cash with the Bank of Canada includes operational balances and balances held for the prudential liquidity plan. Receiver General cash balances in 2014–15 are projected to be in line with 2013–14 levels (Table A1.5).

Table A1.5

Liquidity Position

billions of dollars, end of fiscal year

	2011–12	2012–13	2013–14	2014–15
	Actual	Actual	Projected	Planned

Callable deposits with Bank of Canada	4	15	20	20
Balances with Bank of Canada	2	3	2	2
Balances with financial institutions	7	6	4	4
Total	13	24	26	26

Note: Numbers may not add due to rounding.

307

The Government lends out excess cash balances on a short-term basis to financial institutions through a competitive auction process held twice each business day.

Amendments to the terms and conditions governing the morning auction, effective April 1, 2014, will reduce the Government’s exposure to credit risk. These changes include amendments to participant eligibility requirements, moving all transactions to a repo framework (i.e., fully secured reverse repurchase agreements), and ensuring eligible securities closely align with those accepted under the Bank of Canada’s Standing Liquidity Facility. These changes will also reduce reliance on credit rating agency ratings for funds management activities, in accordance with G-20 Leaders’ call for accelerated progress in this area. Further information can be found on the Bank of Canada website

(http://www.bankofcanada.ca/2013/08/publications/ notices/changes-terms-conditions-governing/).

Periodic updates on the liquidity position are available in The Fiscal Monitor

(http://www.fin.gc.ca/pub/fm-rf-index-eng.asp).

Retail Debt

Around 2.5 million Canadians hold Canada Savings Bonds (CSBs) or Canada Premium Bonds (CPBs). CSBs are offered exclusively through the Payroll Savings Program while CPBs are available for sale through financial institutions and dealers. Investors repeatedly cite the safety and security of CSBs and CPBs as key attributes, with payroll deduction providing a convenient, simple and free automatic savings option.

Further information on the Retail Debt Program is available on the Canada Savings Bonds website (http://www.csb.gc.ca).

Foreign Currency Funding

The purpose of the Exchange Fund Account (EFA) is to aid in the control and protection of the external value of the Canadian dollar. Assets held in the EFA are managed to provide foreign currency liquidity, support market confidence, and promote orderly conditions for the Canadian dollar in the foreign exchange markets, if required. Liquid foreign exchange reserves are maintained at a level at or above 3 per cent of nominal GDP.

308

The Government plans to fund the purchase of foreign currency assets through multiple sources. These include a short-term US-dollar paper program (Canada bills), international bond issues, purchases and sales of Canadian dollars in foreign exchange markets, and cross-currency swaps involving the exchange of domestic liabilities for foreign-currency-denominated liabilities. In addition, the Government successfully launched a new medium-term note program in November 2013, which provides increased funding flexibility.

The debt management strategy for 2014–15 assumes that all foreign liabilities maturing during the year will be refinanced. The actual amount of gross foreign currency funding may vary from this assumption, depending on market conditions and the Government’s foreign currency needs. The mix of funding sources used to finance the reserves in 2014–15 will depend on a number of considerations, including relative cost, market conditions and the objective of maintaining a prudent foreign-currency-denominated debt maturity structure.

Further information on foreign currency funding and the foreign reserve assets is available in the Report on the Management of Canada’s Official International Reserves (http://www.fin.gc.ca/purl/efa-eng.asp) and in The Fiscal Monitor (http://www.fin.gc.ca/pub/fm-rf-index-eng.asp).

309

Annex 2

Tax Measures:

Supplementary Information,

Notices of Ways and Means Motions and

Draft Amendments to Various

GST/HST Regulations

Table of contents

Tax Measures: Supplementary Information

Overview	317

Personal Income Tax Measures	320

Adoption Expense Tax Credit	320

Medical Expense Tax Credit	320

Search and Rescue Volunteers Tax Credit	321

Extension of the Mineral Exploration Tax Credit for Flow-Through Share Investors	322

Farming and Fishing Businesses	323

Tax Deferral for Farmers	324

Amateur Athlete Trusts	325

Pension Transfer Limits	326

GST/HST Credit Administration	327

Tax on Split Income	328

Graduated Rate Taxation of Trusts and Estates	329

Non-Resident Trusts	331

Charities and Non-Profit Organizations	332

Donations of Ecologically Sensitive Land	332

Estate Donations	332

Donations of Certified Cultural Property	333

State Supporters of Terrorism	334

Consultation on Non-Profit Organizations	335

Business Income Tax Measures	335

Remittance Thresholds for Employer Source Deductions	335

Tax Incentives for Clean Energy Generation	336

Consultation on Eligible Capital Property	338

International Tax Measures	341

Captive Insurance	341

Offshore Regulated Banks	343

Back-to-Back Loans	345

Consultation on Tax Planning by Multinational Enterprises	347

Consultation on Treaty Shopping	349

Update on the Automatic Exchange of Information for Tax Purposes	358

Update on Tax Treaties and Tax Information Exchange Agreements	360

313

Sales and Excise Tax Measures	361

Improving the Application of the GST/HST to the Health Care Sector	361

GST/HST Election for Closely Related Persons	363

Joint Ventures	364

Strengthening Compliance with GST/HST Registration	364

Tobacco Taxation	365

Standardizing Sanctions Related to False Statements in Excise Tax Returns	368

Other Measures	369

Aboriginal Tax Policy	369

Customs Tariff Measures	369

Customs Tariff Treatment of the Governor General	369

Supporting Offshore Oil and Gas Development	370

Previously Announced Measures	371

Integrity and Fairness Tax Measures since Budget 2010	372

Notices of Ways and Means Motions

Notice of Ways and Means Motion to amend the Income Tax Act and Other Tax Legislation	379

Notice of Ways and Means Motion to amend the Excise Tax Act	397

Notice of Ways and Means Motion to amend the Excise Act, 2001 and the Excise Tax Act	401

Notice of Ways and Means Motion to amend the Customs Tariff	415

Draft Amendments to Various GST/HST Regulations	419

314

Tax Measures:

Supplementary Information

Overview

This annex provides detailed information on each of the tax measures proposed in the Budget.

Table A2.1 lists these measures and provides estimates of their budgetary impact.

The annex also provides the Notices of Ways and Means Motions to amend the Income Tax Act, the Excise Tax Act, the Excise Act, 2001 and the Customs Tariff, and draft amendments to various GST/HST regulations.

Table A2.2 lists integrity and fairness tax measures introduced since Budget 2010 and provides estimates of their budgetary impact.

In this annex, references to “Budget Day” are to be read as references to the day on which this Budget is presented.

317

Table A2.1

Cost of Proposed Tax Measures1

Fiscal Costs (millions of dollars)

	2013– 2014	2014– 2015	2015– 2016	2016– 2017	2017– 2018	2018– 2019	Total

Personal Income Tax Measures
Adoption Expense Tax Credit	–	2	2	2	2	2	10
Medical Expense Tax Credit	–	–	–	–	–	–	–
Search and Rescue Volunteers Tax Credit	1	4	4	4	4	4	21
Extension of the Mineral Exploration Tax Credit for Flow-Through Share Investors	–	60	(15)	–	–	–	45
Farming and Fishing Businesses	–	–	–	–	–	–	–
Tax Deferral for Farmers	–	–	–	–	–	–	–
Amateur Athlete Trusts	–	–	–	–	–	–	–
Pension Transfer Limits	3	5	5	5	5	5	28
GST/HST Credit Administration	–	–	–	–	–	–	–
Tax on Split Income	(10)	(35)	(35)	(35)	(35)	(40)	(190)
Graduated Rate Taxation of Trusts and Estates	–	–	(20)	(70)	(75)	(80)	(245)
Non-Resident Trusts	–	(5)	(25)	(25)	(25)	(30)	(110)

Charities and Non-Profit Organizations
Donations of Ecologically Sensitive Land	–	–	–	–	–	–	–
Estate Donations	–	–	10	30	30	35	105
Donations of Certified Cultural Property	–	(4)	(4)	(4)	(4)	(4)	(20)
State Supporters of Terrorism	–	–	–	–	–	–	–
Consultation on Non-Profit Organizations	–	–	–	–	–	–	–

Business Income Tax Measures
Remittance Thresholds for Employer Source Deductions[2]	–	5	15	20	25	30	95
Tax Incentives for Clean Energy Generation	–	–	1	3	5	5	14
Consultation on Eligible Capital Property	–	–	–	–	–	–	–

International Tax Measures
Captive Insurance	–	–	(275)	(250)	(240)	(250)	(1,015)
Offshore Regulated Banks	–	–	(30)	(55)	(50)	(50)	(185)
Back-to-Back Loans	–	–	–	–	–	–	–
Consultation on Tax Planning by Multinational Enterprises	–	–	–	–	–	–	–
Consultation on Treaty Shopping	–	–	–	–	–	–	–
Update on the Automatic Exchange of Information for Tax Purposes	–	–	–	–	–	–	–
Update on Tax Treaties and Tax Information Exchange Agreements	–	–	–	–	–	–	–

318

Table A2.1

Cost of Proposed Tax Measures1

Fiscal Costs (millions of dollars)

	2013– 2014	2014– 2015	2015– 2016	2016– 2017	2017– 2018	2018– 2019	Total

Sales and Excise Tax Measures
Improving the Application of the GST/HST to the Health Care Sector	–	10	10	10	10	10	50
GST/HST Election for Closely Related Persons	–	–	–	–	–	–	–
Joint Ventures	–	–	–	–	–	–	–
Strengthening Compliance with GST/HST Registration	–	–	–	–	–	–	–
Tobacco Taxation
Rate of Excise Duty on Cigarettes	(95)	(675)	(650)	(630)	(610)	(590)	(3,250)
Excise Duty Treatment of Tobacco Products in Duty Free Markets	(1)	(10)	(10)	(10)	(10)	(10)	(51)
Standardizing Sanctions Related to False Statements in Excise Tax Returns	–	–	–	–	–	–	–

Other Measures
Aboriginal Tax Policy	–	–	–	–	–	–	–

Customs Tariff Measures
Customs Tariff Treatment of the Governor General	–	–	–	–	–	–	–
Supporting Offshore Oil and Gas Development	–	–	–	–	–	–	–

[1]	A “–” indicates a nil amount, a small amount (less than $1 million) or an amount that cannot be determined in respect of a measure that is intended to protect the tax base.
[2]	This measure will not affect the amount of tax revenues, but the changes in the timing of remittances will have an impact on public debt charges.

319

Personal Income Tax Measures

Adoption Expense Tax Credit

The Adoption Expense Tax Credit is a 15-per-cent non-refundable tax credit that allows adoptive parents to claim eligible adoption expenses relating to the completed adoption of a child under the age of 18 (up to a maximum of $11,774 in expenses per child for 2014).

Eligible adoption expenses include, for example, fees paid to a licensed adoption agency and mandatory immigration expenses in respect of the child. The Adoption Expense Tax Credit may be claimed in the taxation year in which an adoption is completed.

To better recognize the costs unique to adopting a child, Budget 2014 proposes to increase the maximum amount of eligible expenses to $15,000 per child for 2014. This maximum amount will be indexed to inflation for taxation years after 2014.

Medical Expense Tax Credit

The Medical Expense Tax Credit (METC) recognizes the effect of above-average medical and disability-related expenses on a taxpayer’s ability to pay income tax. The METC provides federal income tax relief equal to 15 per cent of eligible medical and disability-related expenses in excess of a threshold that is the lesser of three per cent of the taxpayer’s net income and an indexed dollar amount ($2,171 in 2014). The list of expenses eligible for the METC is regularly reviewed and updated in light of disability-specific or medically-related developments and new technologies.

Currently, the METC provides tax relief for amounts paid for therapy provided to an individual with a severe and prolonged mental or physical impairment who is eligible for the Disability Tax Credit. The therapy must be prescribed by, and administered under the general supervision of, a medical doctor or an occupational therapist (or, in the case of a mental impairment, a medical doctor or psychologist). In some instances, effective therapy requires that a plan be designed to meet the specific needs of an individual (e.g., applied behaviour analysis therapy for children with autism). The design of a plan normally includes both its initial development and its subsequent adjustment as necessary.

320

Budget 2014 proposes that amounts paid for the design of an individualized therapy plan be eligible for the METC if the cost of the therapy itself would be eligible for the METC and the following conditions are met:

•

an individualized therapy plan is required to access public funding for specialized therapy, or a medical doctor or an occupational therapist (or, in the case of a mental impairment, a medical doctor or psychologist) prescribes an individualized therapy plan;

•	the plan is designed for an individual with a severe and prolonged mental or physical impairment who is, because of the impairment, eligible for the Disability Tax Credit; and

•	the amounts are paid to persons ordinarily engaged in the business of providing such services to unrelated individuals.

Budget 2014 also proposes to add to the list of expenditures eligible under the METC expenses for service animals specially trained to assist an individual in managing their severe diabetes. Eligible expenses will include the cost of the service animal and its care and maintenance, as well as reasonable travel expenses incurred for the individual to attend a facility that trains individuals in the handling of these service animals.

These measures will apply to expenses incurred after 2013.

Search and Rescue Volunteers Tax Credit

In recognition of the important role played by search and rescue volunteers in contributing to the security and safety of Canadians, Budget 2014 proposes a Search and Rescue Volunteers Tax Credit (SRVTC) to allow eligible ground, air and marine search and rescue volunteers to claim a 15-per-cent non-refundable tax credit based on an amount of $3,000.

An eligible individual will be a search and rescue volunteer who performs at least 200 hours of volunteer search and rescue services in a taxation year, for one or more ground, air or marine search and rescue organizations, that consist primarily of responding to and being on call for search and rescue and related emergencies, attending meetings held by the search and rescue organization and participating in required training related to search and rescue.

Volunteer search and rescue service hours performed for a search and rescue organization will be ineligible if the individual also provides search and rescue services, otherwise than as a volunteer, to that organization.

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An individual who performs both eligible volunteer firefighting services and eligible volunteer search and rescue services for a total of at least 200 hours in the year will be able to claim either the Volunteer Firefighters Tax Credit (VFTC) or the SRVTC.

An individual who claims the VFTC or the SRVTC will be ineligible for the existing tax exemption of up to $1,000 for honoraria paid by a government, municipality or public authority to an emergency services volunteer.

Eligible search and rescue organizations will include search and rescue organizations that are members of the Search and Rescue Volunteer Association of Canada, of the Civil Air Search and Rescue Association, and of the Canadian Coast Guard Auxiliary. Other organizations whose status as a search and rescue organization is recognized by a provincial, municipal or public authority will also qualify.

The Minister of National Revenue may require an individual who claims the SRVTC to obtain written certification from a team president, or other individual who fulfills a similar role, of an eligible search and rescue organization confirming the number of hours of eligible volunteer search and rescue services performed. Governments, municipalities and public authorities who pay honoraria, described above, to individuals in respect of their services as volunteers will be required to report those amounts to the Canada Revenue Agency as part of their annual reporting of remuneration paid.

This measure will apply to the 2014 and subsequent taxation years.

Extension of the Mineral Exploration Tax Credit for Flow-Through Share Investors

Flow-through shares allow companies to renounce or “flow through” tax expenses associated with their Canadian exploration activities to investors, who can deduct the expenses in calculating their own taxable income. This facilitates the raising of equity to fund exploration by enabling companies to sell their shares at a premium. The Mineral Exploration Tax Credit is an additional benefit, available to individuals who invest in flow-through shares, equal to 15 per cent of specified mineral exploration expenses incurred in Canada and renounced to flow-through share investors.

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Budget 2014 proposes to extend eligibility for the Mineral Exploration Tax Credit for one year, to flow-through share agreements entered into on or before March 31, 2015. Under the existing “look-back” rule, funds raised in one calendar year with the benefit of the credit can be spent on eligible exploration up to the end of the following calendar year. Therefore, for example, funds raised with the credit during the first three months of 2015 can support eligible exploration until the end of 2016.

Mineral exploration, as well as new mining and related processing activity that could follow from successful exploration efforts, can be associated with a variety of environmental impacts to soil, water, and air and, as a result, could have an impact on the goals of the Federal Sustainable Development Strategy. All such activity, however, is subject to applicable federal and provincial environmental regulations, including project-specific environmental assessments where required.

Farming and Fishing Businesses

The income tax rules allow for a tax deferral (“rollover”) of capital gains, and of the recapture of depreciation, on intergenerational transfers of farming property and fishing property from an individual to the individual’s child. As well, the income tax rules provide a $800,000 Lifetime Capital Gains Exemption (LCGE) on certain farming or fishing property, shares or interests. To simplify the tax rules relating to the intergenerational rollover and the LCGE, Budget 2014 proposes to adjust these rules to better accommodate taxpayers involved in a combination of farming and fishing.

Property Held Directly or Through a Partnership

Where an individual carries on a farming or fishing business as a sole proprietor, or through a partnership, in order to be eligible for the intergenerational rollover and LCGE, the qualifying property is required to be used principally in a farming business or a fishing business. A property used in a combination of farming and fishing can currently qualify for the LCGE only if it is used principally (generally interpreted as 50 per cent or more) in one of those activities. For example, a property that is used 40 per cent of the time for farming, 35 per cent of the time for fishing, and 25 per cent of the time in a third business activity cannot qualify as either farming or fishing property.

Budget 2014 proposes to extend eligibility for the intergenerational rollover and the LCGE to property of an individual used principally in a combination of farming and fishing.

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Shares or Partnership Interests

In order for an individual’s shares in a family corporation or interest in a family partnership to qualify for the intergenerational rollover and LCGE, all or substantially all (generally interpreted as 90 per cent or more) of the fair market value of the property of the entity must be property used principally in a farming business or a fishing business. A property held by a family farm corporation or partnership that is used in a combination of farming and fishing must be used principally in farming in order to count towards the “all or substantially all” test. A similar rule applies for a property held by a family fishing corporation or partnership. Corporations (and partnerships) with a mix of assets, some of which are used in farming and some of which are used in fishing, will generally not qualify as either a family farm corporation or a family fishing corporation (or a family farm partnership or a family fishing partnership, as the case may be).

Budget 2014 proposes to extend eligibility for the intergenerational rollover and the LCGE to an individual’s shares in a corporation, or interest in a partnership, where the corporation or partnership carries on both a farming business and a fishing business. In particular, if a property of the corporation or partnership is used principally in either business, or is used principally in a combination of farming and fishing, the property will count towards the all or substantially all test.

This measure will apply to dispositions and transfers that occur in the 2014 and subsequent taxation years.

Tax Deferral for Farmers

Farmers who dispose of breeding livestock due to drought, flood or excess moisture conditions existing in prescribed regions in a given year are permitted to defer up to 90 per cent of the sale proceeds from inclusion in their taxable income until the year following the sale, or a later year if the conditions persist. This allows farmers to use the sale proceeds to fund the acquisition of replacement livestock. The inclusion in taxable income in the year of replacement will be largely offset by the cost of the replacement livestock.

Regions are prescribed in the Income Tax Regulations for a taxation year upon the recommendation of the Minister of Agriculture and Agri-Food. Generally, forage yields of less than 50 per cent of the long-term average, over an area large enough to have an impact on industry, constitute an impact severe enough to warrant the prescription of the regions in that area.

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The tax deferral is targeted at breeding livestock because its sale is akin to disposing of long-term productive assets. Breeding livestock that currently qualify for the deferral include, for example:

•	cattle, goats and sheep that are over 12 months of age and are kept for breeding; and

•	horses that are over 12 months of age and are kept for breeding in the commercial production of pregnant mares’ urine.

Budget 2014 proposes to extend this tax deferral to bees, and to all types of horses that are over 12 months of age, that are kept for breeding.

This measure will apply to the 2014 and subsequent taxation years.

Amateur Athlete Trusts

Under the Income Tax Act, an amateur athlete who is a member of a registered Canadian amateur athletic association and is eligible to compete in international sporting events as a Canadian national team member is permitted to place certain income in an arrangement known as an amateur athlete trust, of which the amateur athlete is the beneficiary. Income that is endorsement income, prize money, or income from public appearances or speeches may be contributed to an amateur athlete trust, if it is received in connection with the athlete’s participation in international sporting events.

For tax purposes, amounts contributed to an amateur athlete trust are excluded from the income of the amateur athlete for the year in which the contribution is made. In addition, no tax is payable by an amateur athlete trust, including on investment income earned by the trust. Property in an amateur athlete trust is included in the beneficiary’s income on distribution or, at the latest, eight years after the last year in which the individual competed as a Canadian national team member. If any property remains in the trust at the end of the eight-year period, it is deemed to have been distributed to the beneficiary.

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An individual’s annual Registered Retirement Savings Plan (RRSP) contribution limit is generally equal to 18 per cent of the individual’s earned income for the previous year up to a specified dollar limit ($24,270 for 2014), minus a pension adjustment that reflects saving in a Registered Pension Plan by the individual for the previous year, plus any unused RRSP contribution room the individual has carried forward from previous years. Since income that is contributed to an amateur athlete trust is exempt from income tax, it is not treated as earned income in determining an athlete’s annual RRSP contribution limit. This treatment can reduce the amount of RRSP room that would otherwise be available to shelter income, such as amounts distributed from an amateur athlete trust, from tax.

Budget 2014 proposes to allow income that is contributed to an amateur athlete trust to qualify as earned income for the purpose of determining the RRSP contribution limit of the trust’s beneficiary.

This measure will apply in respect of contributions made to amateur athlete trusts after 2013. In addition, individuals who contributed to an amateur athlete trust before 2014 will be permitted to make an election to have income that was contributed to the trust in 2011, 2012 and 2013 also qualify as earned income. An individual’s RRSP limit will be re-determined for each of these years based on the additional earned income created as a result of the election and any additional RRSP room will be added to the individual’s RRSP contribution room for 2014. An individual will be required to make the election in writing and submit it to the Canada Revenue Agency on or before March 2, 2015.

Pension Transfer Limits

Under the Income Tax Act, the pension transfer limit formula determines the portion of a lump-sum commutation payment from a defined benefit Registered Pension Plan (RPP), received by a plan member who is leaving the RPP, that may be transferred to a Registered Retirement Savings Plan (RRSP)1 on a tax-free basis (i.e., the transferable amount). Generally, in situations where a plan member’s commutation payment is reduced due to plan underfunding, the transferable amount is based on that lower commutation payment. The portion of a plan member’s commutation payment that exceeds the transferable amount must be included in the taxpayer’s income for the year in which it is received.

[1]	The transfer could also be to a Registered Retirement Income Fund, a money purchase (defined contribution) RPP, or a Pooled Registered Pension Plan.

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In 2011, the Government introduced a special rule that applies in certain circumstances to allow a member leaving an RPP whose estimated pension benefit has been reduced due to plan underfunding to disregard that benefit reduction in calculating their transferable amount. If the rule applies, the maximum transferable amount for a plan member who is leaving an underfunded RPP will be the same as if the RPP were fully funded. This rule generally applies only in circumstances where an underfunded RPP with broad membership, sponsored by an insolvent employer, is being wound up and the Minister of National Revenue has approved its application.

Budget 2014 proposes to allow this rule to apply in additional situations. In particular, the rule will be available in respect of a commutation payment to a plan member who is leaving an RPP if that payment has been reduced due to plan underfunding and either:

•

where the plan is an RPP other than an individual pension plan, the reduction in the estimated pension benefit that results in the reduced commutation payment is approved pursuant to the applicable pension benefits standards legislation; or

•	where the plan is an individual pension plan, the commutation payment to the plan member is the last payment made from the plan (i.e., the plan is being wound up).

The existing requirement that the application of this rule must be approved by the Minister of National Revenue will be maintained.

This measure will apply in respect of commutation payments made after 2012.

GST/HST Credit Administration

The Goods and Services Tax/Harmonized Sales Tax (GST/HST) Credit is a non-taxable benefit that is paid to individuals based on their adjusted family net income. An individual may apply for the GST/HST Credit by checking the GST/HST Credit application box on their annual income tax return. When an individual does so, the Minister of National Revenue is required to send the individual a notice of determination as to their eligibility for the GST/HST Credit.

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Budget 2014 proposes to eliminate the need for an individual to apply for the GST/HST Credit and to allow the Canada Revenue Agency to automatically determine if an individual is eligible to receive the GST/HST Credit. A notice of determination will be sent to each individual who is eligible for the GST/HST Credit. In the case of eligible couples, the GST/HST Credit will be paid to the spouse or common-law partner whose tax return is assessed first.

Notices of determination will not be sent to ineligible individuals. An ineligible individual, however, will be able to obtain a notice of determination upon request, which will preserve their right to object to the determination.

This measure will apply in respect of income tax returns for the 2014 and subsequent taxation years.

Tax on Split Income

The Canadian income tax system applies a progressive marginal rate structure to the taxation of personal income. The Income Tax Act contains a number of rules intended to reduce the ability of a higher-income taxpayer to split taxable income inappropriately with lower-income individuals. One of these rules, referred to as the “tax on split income”, limits income-splitting techniques that seek to shift certain types of income from a higher-income individual to a lower-income minor. The highest marginal tax rate (currently 29 per cent) applies to “split income” paid or payable to a minor, which generally comprises:

•

taxable dividends (and shareholder benefits) received directly, or indirectly through a partnership or trust, in respect of unlisted shares of Canadian and foreign corporations (other than shares of a mutual fund corporation);

•	capital gains from dispositions of those types of shares to persons who do not deal at arm’s length with the minor; and

•

income from a partnership or trust that is derived from providing property or services to, or in support of, a business carried on by a person related to the minor or in which the related person participates.

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The tax on split income does not currently apply to situations where a minor is allocated income from a partnership or trust that is derived from business or rental activities conducted with third parties. As a result, certain taxpayers who engage in those activities are using trust and partnership structures to split business and rental income with minors. For example, an adult might provide services to clients of a partnership of which the adult’s minor child is a member (either directly or through a trust of which the child is a beneficiary). The child is allocated a share of the partnership’s income – income that was earned as a result of the services provided by the adult.

Budget 2014 proposes a targeted measure to maintain the integrity of the tax on split income. It is proposed that the definition “split income” in the Income Tax Act be modified to include income that is, directly or indirectly, paid or allocated to a minor from a trust or partnership, if:

•	the income is derived from a source that is a business or a rental property; and

•	a person related to the minor

—	is actively engaged on a regular basis in the activities of the trust or partnership to earn income from any business or rental property, or

—	has, in the case of a partnership, an interest in the partnership (whether held directly or through another partnership).

This measure will apply to the 2014 and subsequent taxation years.

Graduated Rate Taxation of Trusts and Estates

Budget 2013 announced the Government’s intention to consult on possible measures to eliminate the special tax benefits that arise from taxing at graduated rates the taxable income of testamentary trusts and grandfathered inter vivos trusts (i.e., certain inter vivos trusts created before June 18, 1971). A consultation paper was released on June 3, 2013. It contained possible measures that would apply flat top-rate taxation to estates for taxation years that end more than 36 months after the death of the relevant individual and to all grandfathered inter vivos trusts and trusts created by will. The paper also invited comments on possible measures to amend a number of related tax rules. The public consultation ended on December 2, 2013.

The current tax treatment of these trusts and estates effectively allows their beneficiaries access to more than one set of graduated rates. To address this issue, Budget 2014 proposes to generally proceed with the measures described in the consultation paper.

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Specifically, Budget 2014 proposes to apply flat top-rate taxation to grandfathered inter vivos trusts, trusts created by will and certain estates (including a number of consequential changes). Two exceptions to this treatment are proposed. First, as proposed in the consultation paper, graduated rates will apply for the first 36 months of an estate that arises on and as a consequence of an individual’s death and that is a testamentary trust. This recognizes that estates require a period of administration and that estates are generally administered within their first 36 months. If the estate remains in existence more than 36 months after the death, it will become subject to flat top-rate taxation at the end of that 36-month period.

Second, during the consultation the Government heard from a number of stakeholders that the existing graduated rate taxation of testamentary trusts for the benefit of disabled individuals was an important tool in preserving access by these individuals to income-tested benefits, in particular provincial social assistance benefits. In response to these submissions, graduated rates will continue to be provided in respect of such trusts having as their beneficiaries individuals who are eligible for the federal Disability Tax Credit. More detail regarding the parameters of this exception will be released in the coming months.

Also under this proposal, testamentary trusts (other than estates for their first 36 months) and grandfathered inter vivos trusts will not benefit from special treatment under a number of related tax rules, in particular:

•	an exemption from the income tax instalment rules;

•	an exemption from the requirement that trusts have a calendar year taxation year and fiscal periods that end in the calendar year in which the period began;

•	the basic exemption in computing alternative minimum tax;

•	preferential treatment under Part XII.2 of the Income Tax Act;

•	classification as a personal trust without regard to the circumstances in which beneficial interests in the trust have been acquired;

•	the ability to make investment tax credits available to a trust’s beneficiaries; and

•	a number of tax administration rules that otherwise apply only to ordinary individuals.

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Testamentary trusts that do not already have a calendar year taxation year will have a deemed taxation year-end on December 31, 2015 (or in the case of an estate for which that 36-month period ends after 2015, the day on which that period ends).

This measure will apply to the 2016 and subsequent taxation years.

Non-Resident Trusts

The Income Tax Act contains rules to prevent the use of non-resident trusts by taxpayers to avoid Canadian tax. If a person resident in Canada contributes property to a non-resident trust, rules (the deemed residence rules) may apply to treat the non-resident trust as resident in Canada. An exemption (the 60-month exemption) from the deemed residence rules applies if the contributors to the trust are individuals each of whom is resident in Canada for a total period of not more than 60 months (i.e., newly resident Canadians).

Where the 60-month exemption applies the trust is not subject to Canadian taxation on its foreign-source income. Canadian-resident persons who are beneficiaries under, or contributors to, these trusts obtain indirect tax benefits as a result of the non-imposition of Canadian tax in these circumstances. These benefits are not available to Canadian-resident persons who earn similar income directly or through a Canadian-resident trust. The 60-month exemption raises tax fairness, tax integrity and tax neutrality concerns.

Budget 2014 proposes to eliminate the 60-month exemption from the deemed residence rules, including related rules that apply to non-resident trusts.

This measure will apply in respect of trusts for taxation years:

•

that end after 2014 if (i) at any time that is after 2013 and before Budget Day the 60-month exemption applies in respect of the trust, and (ii) no contributions are made to the trust on or after Budget Day and before 2015; or

•	that end on or after Budget Day in any other case.

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Charities and Non-Profit Organizations

Donations of Ecologically Sensitive Land

The Ecological Gifts Program provides a way for Canadians with ecologically sensitive land to contribute to the protection of Canada’s environmental heritage. Under this program, certain donations of ecologically sensitive land, or easements, covenants and servitudes on such land, are eligible for special tax assistance. Individual donors are eligible for a Charitable Donations Tax Credit, while corporate donors are eligible for a Charitable Donations Deduction. As with other charitable donations, amounts not claimed for a year may be carried forward for up to five years. In addition, capital gains associated with the donation of ecologically sensitive land are exempt from tax.

To permit donors to take greater advantage of tax assistance and thereby encourage larger donations, Budget 2014 proposes to extend to ten years the carry-forward period for donations of ecologically sensitive land, or easements, covenants and servitudes on such land.

This measure will apply to donations made on or after Budget Day.

Estate Donations

Donations made by an individual to a registered Canadian charity or other qualified donee are eligible for a Charitable Donations Tax Credit (CDTC). Subject to certain limits, a CDTC in respect of the eligible amount of the donation may be applied against the individual’s income tax otherwise payable. The eligible amount is generally the fair market value of the donated property at the time that the donation is made (subject to any reduction required under the income tax rules). The individual may claim a CDTC for the year in which the donation is made or for any of the five following years.

Where an individual makes a donation by will, the donation is treated for income tax purposes as having been made by the individual immediately before the individual’s death. Similar provisions apply where an individual designates, under a Registered Retirement Savings Plan (RRSP), Registered Retirement Income Fund (RRIF), Tax-Free Savings Account (TFSA) or life insurance policy, a qualified donee as the recipient upon the individual’s death of the proceeds of the plan or policy. Under these circumstances, the CDTC available may be applied against only the individual’s income tax otherwise payable.

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On the other hand, a CDTC available in respect of a donation made by an individual’s estate may be applied against only the estate’s income tax otherwise payable.

Budget 2014 proposes to provide more flexibility in the tax treatment of charitable donations made in the context of a death that occurs after 2015. Donations made by will and designation donations will no longer be deemed to be made by an individual immediately before the individual’s death. Instead, these donations will be deemed to have been made by the estate, at the time at which the property that is the subject of the donation is transferred to a qualified donee.

In addition, the trustee of the individual’s estate will have the flexibility to allocate the available donation among any of: the taxation year of the estate in which the donation is made; an earlier taxation year of the estate; or the last two taxation years of the individual. The current limits that apply in determining the total donations that are creditable in a year will continue to apply. A qualifying donation will be a donation effected by a transfer, within the first 36 months after the individual’s death, of property to a qualified donee. In the case of a transfer from an RRSP, RRIF, TFSA or insurer, the existing rules for determining eligible property for designation donations will apply. In any other case, the donated property will be required to have been acquired by the estate on and as a consequence of the death (or to have been substituted for such property).

An estate will continue to be able to claim a CDTC in respect of other donations in the year in which the donation is made or in any of the five following years.

This measure will apply to the 2016 and subsequent taxation years.

Donations of Certified Cultural Property

For the purpose of calculating a Charitable Donations Tax Credit (for individuals) or a Charitable Donations Deduction (for corporations), the value of a gift of property is deemed to be no greater than its cost to the donor if, generally, the donor acquired the property as part of a tax shelter gifting arrangement or held the property for a short period. Gifts of certified cultural property are exempt from this rule and also benefit from a capital gains exemption. As a result, Canadians are encouraged to donate culturally significant property to designated institutions and public authorities to help preserve Canada’s national heritage.

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Representations as to the fair market value of certified cultural property are reviewed by the Canadian Cultural Property Export Review Board. As part of its duties, the Board is responsible for certifying cultural property for income tax purposes, including determining its fair market value.

The donation of certified cultural property could be a target for abuse by tax shelter promoters because of the combination of its favourable tax treatment, inherent uncertainties in appraising the value of art and artifacts, and the exemption from the rule that deems the value of a gift to be no greater than its cost to the donor in certain circumstances. Budget 2014 proposes to remove, for certified cultural property acquired as part of a tax shelter gifting arrangement, the exemption from the rule that deems the value of a gift to be no greater than its cost to the donor. Other donations of certified cultural property will not be affected by this measure.

This measure will apply to donations made on or after Budget Day.

State Supporters of Terrorism

To prevent potential abuse of the charitable sector by foreign state supporters of terrorism, Budget 2014 proposes that where a charity (or a Canadian amateur athletic association) accepts a donation from a foreign state listed as a supporter of terrorism for purposes of the State Immunity Act, or from an agency of such a state, the Minister of National Revenue may refuse to register the charity (or amateur athletic association) or may revoke its registration. The Minister of National Revenue will take into consideration the specific facts of each case, exercising this authority in a fair and judicious manner.

The Canada Revenue Agency helps charities understand and meet their compliance obligations. The Agency will provide information about best practices for exercising due diligence when accepting gifts and for preventing terrorist abuse of the registration system for charities.

The Canada Revenue Agency will utilize existing compliance reporting and, as such, the measure will not impose an additional reporting burden on charities.

This measure will apply to donations accepted on or after Budget Day.

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Consultation on Non-Profit Organizations

A non-profit organization (NPO) that is a club, society or association organized and operated exclusively for social welfare, civic improvement, pleasure or for any other purpose except profit, qualifies for an income tax exemption if it meets certain conditions. This income tax exemption for NPOs has changed little since its introduction in 1917. Today, NPOs include such varied groups as professional associations, recreational clubs, civic improvement organizations, cultural groups, housing corporations, advocacy groups and trade associations.

Concerns have been raised that some organizations claiming the NPO tax exemption may be earning profits that are not incidental to carrying out the organization’s non-profit purposes, making income available for the personal benefit of members or maintaining disproportionately large reserves. In addition, because reporting requirements for NPOs are limited, members of the public may not be adequately able to assess the activities of these organizations, and it may be challenging for the Canada Revenue Agency to evaluate the entitlement of an organization to the tax exemption.

In this context, Budget 2014 announces the Government’s intention to review whether the income tax exemption for NPOs remains properly targeted and whether sufficient transparency and accountability provisions are in place. This review will not extend to registered charities or registered Canadian amateur athletic associations. As part of the review, the Government will release a consultation paper for comment and will further consult with stakeholders as appropriate.

Business Income Tax Measures

Remittance Thresholds for Employer Source Deductions

Employers are required to remit source deductions in respect of employees’ income tax, Canada Pension Plan contributions and Employment Insurance premiums. An employer is included in a particular category of remitter on the basis of the employer’s total average monthly withholding amount in preceding calendar years in respect of these source deductions. Two of these categories are:

•

employers who had, two calendar years ago, a total average monthly withholding amount of at least $15,000, but less than $50,000 – these employers are required to remit deductions up to twice per month, depending on their payroll frequency; and

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•

employers who had, two calendar years ago, a total average monthly withholding amount of at least $50,000 – these employers are required to remit deductions up to four times per month, depending on their payroll frequency.

In order to reduce the tax compliance burden, Budget 2014 proposes to reduce the frequency of remittance of source deductions for these employers. In particular, Budget 2014 will:

•	increase the threshold level of average monthly withholdings at which employers are required to remit up to two times per month to $25,000 from $15,000; and

•	increase the threshold level of average monthly withholdings at which employers are required to remit up to four times per month to $100,000 from $50,000.

This measure will apply in respect of amounts to be withheld after 2014.

Tax Incentives for Clean Energy Generation

Under the capital cost allowance (CCA) regime in the income tax system, Class 43.2 of Schedule II to the Income Tax Regulations provides an accelerated CCA rate (50 per cent per year on a declining-balance basis) for investment in specified clean energy generation and energy conservation equipment. The class incorporates by reference to Class 43.12 a detailed list of eligible equipment that generates or conserves energy by:

•	using a renewable energy source (for example, wind, solar, small hydro);

•	using a fuel from waste (for example, landfill gas, wood waste, manure); or

•	making efficient use of fossil fuels (for example, high efficiency cogeneration systems, which simultaneously produce electricity and useful heat).

[2]

Class 43.1 was introduced in 1994 and provides an accelerated CCA rate of 30 per cent (on a declining-balance basis). Class 43.2 was introduced in 2005 and applies to properties acquired after February 22, 2005 and before 2020. The eligibility criteria for these two CCA classes are generally the same, except that cogeneration systems and waste-fuelled electricity generation systems must meet a higher efficiency standard in order to qualify for Class 43.2. While the description of proposed Budget 2014 changes refers only to Class 43.2, the changes will apply to both Class 43.1 and Class 43.2.

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Providing accelerated CCA in this context is an exception to the general practice of setting CCA rates based on the useful life of assets. Accelerated CCA provides a financial benefit by deferring taxation. This incentive for investment is premised on the environmental benefits of low-emission or no-emission energy generation equipment and energy conservation equipment.

Budget 2014 proposes to expand Class 43.2 to include water-current energy equipment and equipment used to gasify eligible waste fuel for use in a broader range of applications. These measures will encourage investment in technologies that can contribute to a reduction in emissions of greenhouse gases and air pollutants, in support of Canada’s targets set out in the Federal Sustainable Development Strategy. These measures could also contribute to the diversification of Canada’s energy supply.

Water-Current Energy Equipment

Water-current energy equipment converts the kinetic energy of flowing water (for example, in a river) into electricity without the use of physical barriers, such as a dam, or flow diversion. Currently, wave and tidal energy equipment, which use similar technologies, are generally eligible under Class 43.2.

Budget 2014 proposes to expand eligibility under Class 43.2 to include water-current energy equipment. Eligible property will include equipment used primarily for the purpose of generating electricity using the kinetic energy from flowing water (otherwise than by using physical barriers or flow diversion), including support structures, submerged cables, transmission equipment, and control, conditioning and battery storage equipment. Eligible property will not include buildings, distribution equipment or auxiliary electricity generating equipment.

Accelerated CCA will be available in respect of eligible property only if, at the time the property becomes first available for use, the requirements of all Canadian environmental laws, by-laws and regulations applicable in respect of the property have been met. This latter requirement will also be extended to wave and tidal energy equipment, which uses similar technologies and is already eligible for inclusion in Class 43.1 and 43.2.

This measure will apply to property acquired on or after Budget Day that has not been used or acquired for use before that date.

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Gasification Equipment

Gasification is a process that converts organic or fossil-based materials into hydrogen, carbon monoxide and carbon dioxide. The resulting product is a gaseous fuel generally called “producer gas” (also known as syngas). Gasification equipment is eligible for inclusion in Class 43.2 as “fuel upgrading equipment” when used in an eligible cogeneration facility (producing electricity and heat) or in an eligible waste-fuelled thermal energy facility (producing heat).

Budget 2014 proposes to expand Class 43.2 to include property used to gasify eligible waste fuel for other applications (for example, to sell the producer gas for domestic or commercial use). Eligible property will include equipment used primarily to produce producer gas, including related piping, storage equipment, feeding equipment, ash-handling equipment and equipment to remove non-combustibles and contaminants from the producer gas. Eligible property will not include buildings or other structures, or heat rejection equipment. Accelerated CCA will be available in respect of eligible property only if, at the time the property becomes first available for use, the requirements of all Canadian environmental laws, by-laws and regulations applicable in respect of the property have been met.

This measure will apply to property acquired on or after Budget Day that has not been used or acquired for use before that date.

Consultation on Eligible Capital Property

Existing Rules

The eligible capital property (ECP) regime governs the tax treatment of certain expenditures of a capital nature (eligible capital expenditures) and receipts (eligible capital receipts) that are not otherwise accounted for as business revenues or expenses, or under the rules relating to capital property.

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An eligible capital expenditure is generally a capital expenditure incurred to acquire rights or benefits of an intangible nature for the purpose of earning income from a business, other than an expenditure that is deductible as a current expense or that is incurred to acquire an intangible property that is depreciable under the capital cost allowance (CCA) rules. Eligible capital expenditures include the cost of goodwill when a business is purchased. They also include the cost of certain intangible property such as customer lists and licences, franchise rights and farm quotas of indefinite duration. Under the ECP regime, 75 per cent of an eligible capital expenditure is added to the cumulative eligible capital (CEC) pool in respect of the business and is deductible at a rate of 7 per cent per year on a declining-balance basis.

An eligible capital receipt is generally a capital receipt for rights or benefits of an intangible nature that is received in respect of a business, other than a receipt that is included in income or in the proceeds of disposition of a capital property. The ECP regime provides that 75 per cent of an eligible capital receipt is first applied to reduce the CEC pool and then results in the recapture of any CEC previously deducted. Once all of the previously deducted CEC has been recaptured, any excess receipt (an ECP gain) is included in income from the business at a 50-per-cent inclusion rate, which is also the inclusion rate that applies to capital gains.

Over the years, the ECP regime has become increasingly complicated and many stakeholders have suggested that this complexity could be significantly reduced if the ECP regime were replaced with a new class of depreciable property to which the CCA rules would apply.

Budget 2014 announces a public consultation on a proposal to repeal the ECP regime, replace it with a new CCA class available to businesses and transfer taxpayers’ existing CEC pools to the new CCA class. The proposal is not intended to affect the application of the Goods and Services Tax/Harmonized Sales Tax (GST/HST) in this area. Detailed draft legislative proposals will be released for comment at an early opportunity. The timing of the implementation of this proposal will be determined following the consultation.

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Proposed Rules

New CCA class

A new class of depreciable property for CCA purposes would be introduced. Expenditures that are currently added to CEC (at a 75-per-cent inclusion rate) would be included in the new CCA class at a 100-per-cent inclusion rate. Because of this increased expenditure recognition, the new class would have a 5-per-cent annual depreciation rate (instead of 7 per cent of 75 per cent of eligible capital expenditures). To retain the simplification objective, the existing CCA rules would generally apply, including rules relating to recapture, capital gains and depreciation (e.g., the “half-year rule”).

Special rules

The definition of “property” for income tax purposes is broad and includes, for example, a right of any kind whatever. As a result, most, but not all, eligible capital expenditures and eligible capital receipts relate to acquisitions or dispositions of specific property and consequently would result in an adjustment to the balance of the new CCA class when the specific property is acquired or disposed of. These amounts would also be relevant in the calculation of recapture and gains for the specific property.

Special rules would apply in respect of goodwill and in respect of expenditures and receipts that do not relate to a specific property of the business and that would be eligible capital expenditures or eligible capital receipts under the ECP regime. Such expenditures and receipts would be accounted for by adjusting the capital cost of the goodwill of the business. Every business would be considered to have goodwill associated with it, even if there had not been an expenditure to acquire goodwill. An expenditure that did not relate to property would increase the capital cost of the goodwill of the business and, consequently, the balance of the new CCA class.

A receipt that did not relate to a specific property would reduce the capital cost of the goodwill of the business and, consequently, the balance of the new CCA class, by the lesser of the capital cost of the goodwill (which could be nil) and the amount of the receipt. If the amount of the receipt exceeded the capital cost of the goodwill, the excess would be a capital gain. Previously deducted CCA would be recaptured to the extent that the amount of the receipt exceeds the balance of the new CCA class.

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Transitional rules

Under the proposal, CEC pool balances would be calculated and transferred to the new CCA class as of an implementation date. The opening balance of the new CCA class in respect of a business would be equal to the balance at that time of the existing CEC pool for that business. For the first ten years, the depreciation rate for the new CCA class would be 7 per cent in respect of expenditures incurred before the implementation of the new rules.

Some receipts received after the time at which the new rules are implemented could relate to property acquired, or expenditures otherwise made, before that time. In this regard, certain qualifying receipts would reduce the balance of the new CCA class at a 75-per-cent rate. Receipts that qualify for the reduced rate would generally be receipts from the disposition of property the cost of which was included in the taxpayer’s CEC and receipts that do not represent the proceeds of disposition of property. The total amount of such qualifying receipts, for which only 75 per cent of the receipt would reduce the new CCA class, would generally equal the amount that could have been received under the ECP regime before triggering an ECP gain. This rule would ensure that receipts do not result in excess recapture when applied to reduce the balance of the new CCA class.

Special rules to simplify the transition for small businesses will be considered as part of the consultation process.

International Tax Measures

Captive Insurance

The Canadian tax system contains rules that protect the tax base by preventing taxpayers from shifting certain Canadian-source income to no- or low-tax jurisdictions. Under these rules, such income earned by a controlled foreign affiliate of a taxpayer resident in Canada is considered foreign accrual property income (FAPI) and is taxable in the hands of the Canadian taxpayer on an accrual basis.

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A specific anti-avoidance rule in the FAPI regime is intended to prevent Canadian taxpayers, e.g., financial institutions, from shifting income from the insurance of Canadian risks (i.e., risks in respect of persons resident in Canada, property situated in Canada or businesses carried on in Canada) offshore. This rule provides that income from the insurance of Canadian risks is FAPI where 10 per cent or more of the gross premium income (net of reinsurance ceded) of a foreign affiliate of the Canadian taxpayer in respect of all risks insured by the affiliate is premium income from Canadian risks. However, some taxpayers have entered into sophisticated tax-planning arrangements (sometimes referred to as “insurance swaps”) designed to circumvent this rule. These arrangements generally involve transferring Canadian risks, originally insured in Canada, to a wholly owned foreign affiliate of the taxpayer. The Canadian risks are then exchanged with a third party for foreign risks that were originally insured outside of Canada, while at the same time ensuring that the affiliate’s overall risk profile and economic returns are essentially the same as they would have been had the affiliate not entered into the exchange.

The Government is challenging these arrangements where appropriate under existing provisions of the Income Tax Act, including under the general anti-avoidance rule. However, as such challenges can be both time-consuming and costly, specific legislative action is being undertaken to clarify that these arrangements give rise to FAPI.

Budget 2014 proposes to amend the existing anti-avoidance rule in the FAPI regime relating to the insurance of Canadian risks. In particular, it will be clarified that the rule applies where:

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taking into consideration one or more agreements or arrangements entered into by the foreign affiliate, or by a person or partnership that does not deal at arm’s length with the affiliate, the affiliate’s risk of loss or opportunity for gain or profit in respect of one or more foreign risks can – or could if the affiliate had entered into the agreements or arrangements directly – reasonably be considered to be determined by reference to the returns from one or more other risks (the tracked risks) that are insured by other parties; and

•	at least 10 per cent of the tracked risks are Canadian risks.

Where the anti-avoidance rule applies, the affiliate’s income from the insurance of the foreign risks and any income from a connected agreement or arrangement will be included in computing its FAPI.

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This measure will apply to taxation years of taxpayers that begin on or after Budget Day.

Offshore Regulated Banks

The foreign accrual property income regime generally requires that income from property earned by, and income from certain businesses carried on by, a controlled foreign affiliate of a taxpayer resident in Canada be included in the taxpayer’s income on an accrual basis. Income from an investment business carried on by a foreign affiliate of a taxpayer is included in the affiliate’s foreign accrual property income. An investment business is generally defined as a business the principal purpose of which is to derive income from property. Most financial services businesses would be considered investment businesses but for certain exceptions in the definition of investment business.

One of the exceptions (the regulated foreign financial institution exception) is for a business carried on by an affiliate as a foreign bank, a trust company, a credit union, an insurance corporation or a trader or dealer in securities or commodities, the activities of which are regulated under the laws of the country in which the business is principally carried on or another relevant foreign jurisdiction. The purpose of the regulated foreign financial institution exception is to treat certain bona fide financial services businesses carried on by foreign affiliates as active businesses rather than as investment businesses.

Certain Canadian taxpayers that are not financial institutions purport to qualify for the regulated foreign financial institution exception (and thus avoid Canadian tax) by establishing foreign affiliates and electing to subject those affiliates to regulation under foreign banking and financial laws. However, the main purpose of these affiliates is often to engage in proprietary activities – that is, to invest or trade in securities on their own account – and not to facilitate financial transactions for customers. It is not intended that the exception be satisfied in these circumstances.

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Depending on the particular facts, the Government can challenge arrangements on the basis that they do not qualify for the regulated foreign financial institution exception. However, as any such challenge could be both time consuming and costly, Budget 2014 proposes to address this concern by adding new conditions for qualifying under the regulated foreign financial institution exception. The exception will be available where the following conditions are satisfied:

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The relevant taxpayer (i.e., the Canadian taxpayer of which the foreign corporation is a foreign affiliate) is a regulated Canadian financial institution (defined for this purpose to mean a Schedule I bank, a trust company, a credit union, an insurance corporation or a trader or dealer in securities or commodities that is resident in Canada, and carries on a business the activities of which are supervised by the Superintendent of Financial Institutions or a similar provincial regulator), a subsidiary wholly-owned corporation of such an institution or a corporation that wholly owns such an institution (and is also subject to regulation).

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More than 50 per cent of the total taxable capital employed in Canada (as defined in Part I.3 of the Income Tax Act) of the taxpayer and all related Canadian corporations is attributable to taxable capital employed in Canada of regulated Canadian financial institutions. Certain regulated Canadian financial institutions that have (or that are deemed under an applicable federal statute to have) equity of at least $2 billion will be deemed to satisfy this second condition. Subsidiary wholly-owned corporations of such institutions or corporations that wholly own such institutions will also be deemed to satisfy this condition.

In effect, the status of a Canadian taxpayer will be used as a proxy for whether a foreign affiliate of the taxpayer may be considered to carry on a bona fide regulated financial services business. However, satisfying these new conditions will not guarantee that income of a foreign affiliate of a taxpayer from proprietary activities will be considered income from an active business. For this to result, the affiliate must carry on a regulated foreign financial services business, as required under the existing law, and the proprietary activities must comprise part of that business.

The Government will continue to monitor developments in this area to determine whether any further action is required to ensure that the regulated foreign financial institution exception, as modified by this proposal, is not used by taxpayers to obtain unintended tax advantages.

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This measure will apply to taxation years of taxpayers that begin after 2014. To ensure that the measure is appropriately targeted, stakeholders are invited to submit comments concerning its scope within 60 days after Budget Day.

Back-to-Back Loans

Both the thin capitalization rules and Part XIII of the Income Tax Act govern the tax treatment of certain interest payments made by taxpayers to non-resident persons.

The thin capitalization rules limit the deductibility of interest expense of a corporation or a trust in circumstances where the amount of debt owing to certain non-residents exceeds a 1.5-to-1 debt-to-equity ratio. These rules apply, in the case of a corporation, to debts owing to a specified shareholder (a person that, either alone or together with persons with which the person is not dealing at arm’s length, owns shares representing at least 25 per cent of the votes or value of the corporation) that is not resident in Canada and to debts owing to any other non-resident that does not deal at arm’s length with a specified shareholder. In the case of a trust, the rules apply to debts owing to a specified beneficiary that is not resident in Canada and to debts owing to any other non-resident that does not deal at arm’s length with a specified beneficiary.

Part XIII generally applies a 25-per-cent withholding tax, subject to reduction under a tax treaty, on interest paid or credited by a Canadian-resident person (or a non-resident person if the interest is deductible in computing the non-resident person’s taxable income earned in Canada) to a non-arm’s length non-resident person.

Some taxpayers have sought to avoid either or both the thin capitalization rules (including an existing anti-avoidance provision in those rules) and Part XIII withholding tax through the use of so-called “back-to-back loan” arrangements. These arrangements generally involve interposing a third party (e.g., a foreign bank) between two related taxpayers (such as a foreign parent corporation and its Canadian subsidiary) in an attempt to avoid the application of rules that would apply if a loan were made, and interest paid on the loan, directly between the two taxpayers.

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Such transactions may be subject to challenge under existing anti-avoidance rules. However, Budget 2014 proposes to address back-to-back loan arrangements by adding a specific anti-avoidance rule in respect of withholding tax on interest payments, and by amending the existing anti-avoidance provision in the thin capitalization rules. Specifically, a back-to-back loan arrangement will exist where, as a result of a transaction or series of transactions, the following conditions are met:

•	a taxpayer has an outstanding interest-bearing obligation owing to a lender (the intermediary); and

•	the intermediary or any person that does not deal at arm’s length with the intermediary

—	is pledged a property by a non-resident person as security in respect of the obligation (a guarantee, in and of itself, will not be considered a pledge of property),

—	is indebted to a non-resident person under a debt for which recourse is limited, or

—	receives a loan from a non-resident person on condition that a loan be made to the taxpayer.

Where a back-to-back loan arrangement exists, appropriate amounts in respect of the obligation, and interest paid or payable thereon, will be deemed to be owing by the taxpayer to the non-resident person for purposes of the thin capitalization rules. The taxpayer will, in general terms, be deemed to owe an amount to the non-resident person (the deemed amount owing) that is equal to the lesser of:

•	the outstanding amount of the obligation owing to the intermediary; and

•	the fair market value of the pledged property or the outstanding amount of the debt for which recourse is limited or the loan made on condition, as the case may be.

The taxpayer will, in general terms, also be deemed to have an amount of interest paid or payable to the non-resident person that is equal to the proportion of the interest paid or payable by the taxpayer on the obligation owing to the intermediary that the deemed amount owing is of that obligation.

Part XIII withholding tax will generally apply in respect of a back-to-back loan arrangement to the extent that it would otherwise be avoided by virtue of the arrangement. The non-resident person and the taxpayer will be jointly and severally (or solidarily) liable for the additional Part XIII withholding tax.

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This measure will apply (i) in respect of the thin capitalization rules, to taxation years that begin after 2014, and (ii) in respect of Part XIII withholding tax, to amounts paid or credited after 2014.

Consultation on Tax Planning by Multinational Enterprises

Canada’s international tax rules are constantly reviewed as part of the Government’s ongoing efforts to protect the Canadian tax base and ensure tax fairness. The Government is committed to continuing to improve the integrity of its international tax rules.

Other countries share Canada’s recognition of the importance of an effective international tax system. The Organisation for Economic Co-operation and Development (OECD), of which Canada is a member, has launched a project aimed at addressing “base erosion and profit shifting” (BEPS) strategies used by multinational enterprises (MNEs). This project reflects growing concerns that governments are losing substantial corporate tax revenue because of international tax planning that exploits the interaction between domestic and international tax rules to shift profits away from the countries where income-producing activities take place.

Members of the OECD and the G-20 are working together on the issues identified in the BEPS Action Plan, which was released by the OECD in July 2013. The Government is actively involved in the work of the OECD and the G-20.

Input from stakeholders on issues related to international tax planning by MNEs – and on other issues, such as ensuring the effective collection of sales tax on e-commerce sales by foreign-based vendors – would help the Government to set its priorities and inform Canada’s participation in international discussions. The Government is interested in obtaining views on how to ensure fairness among different categories of taxpayers (e.g., MNEs, small businesses and individuals) and how to better protect the Canadian tax base, while maintaining an internationally competitive tax system that is attractive for investment.

Recognizing the Government’s commitment to ensuring tax fairness and protecting the Canadian tax base, the Government is seeking the views of stakeholders as set out below. In addition, the Government is conducting a consultation on a proposed rule to prevent treaty shopping – more information on this consultation and how to participate is provided in the section “Consultation on Treaty Shopping”.

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The Government invites input on the following questions:

•	What are the impacts of international tax planning by MNEs on other participants in the Canadian economy?

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Which of the international corporate income tax and sales tax issues identified in the BEPS Action Plan should be considered the highest priorities for examination and potential action by the Government?

•	Are there other corporate income tax or sales tax issues related to improving international tax integrity that should be of concern to the Government?

•	What considerations should guide the Government in determining the appropriate approach to take in responding to the issues identified—either in general or with respect to particular issues?

•	Would concerns about maintaining Canada’s competitive tax system be alleviated by coordinated multilateral implementation of base protection measures?

In addition, the Government is inviting input from stakeholders on what actions the Government should take to ensure the effective collection of sales tax on e-commerce sales to residents of Canada by foreign-based vendors. For example, should the Government adopt the approach taken in some other countries (such as in South Africa and the European Union) and require foreign-based vendors to register with the Canada Revenue Agency and charge the Goods and Services Tax/Harmonized Sales Tax (GST/HST) if they make e-commerce sales to residents of Canada?

The Government invites interested parties to submit comments within 120 days after Budget Day. Please send your comments to international.tax-impot.international@fin.gc.ca or to:

International Tax Consultation

Tax Policy Branch

Department of Finance

140 O’Connor Street

Ottawa, Ontario

K1A 0G5

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Parties making a submission are asked to indicate whether they consent to have the submission posted on the Department of Finance website; and, if so, the name of the individual or the organization which should be identified on the website as having made the submission. Submissions which are to be posted should preferably be provided electronically in PDF format or in plain text. The Department will not post submissions that do not clearly indicate consent to posting.

Consultation on Treaty Shopping

Budget 2013 set out the Government’s concerns with the abuse of Canada’s tax treaties through “treaty shopping”. This term is commonly used to refer to arrangements under which a person not entitled to the benefits of a particular tax treaty with Canada uses an entity that is a resident of a state with which Canada has concluded a tax treaty to obtain Canadian tax benefits. Budget 2013 stressed the importance of developing safeguards to ensure that taxpayers cannot make improper use of Canada’s tax treaties and announced consultations to seek the views of interested parties regarding possible approaches to address treaty shopping. A consultation paper was released on August 12, 2013 to serve as the basis for a discussion aimed at reaching a workable solution to this issue. Stakeholders had until December 13, 2013 to provide comments.

Since Budget 2013, international developments have confirmed that many of Canada’s main economic partners also have concerns with treaty shopping. In July 2013, the Organisation for Economic Co-operation and Development (OECD) issued an Action Plan to address the issue of aggressive tax planning by multinational enterprises, referred to as “base erosion and profit shifting” (BEPS). One of the issues identified for action is the abuse of tax treaties. The Action Plan calls for the development of “model treaty provisions and recommendations regarding the design of domestic rules to prevent the granting of treaty benefits in inappropriate circumstances”. Canada is an active participant in the OECD work on the BEPS project. The OECD is expected to issue its recommendations in this regard in September 2014. These recommendations will be relevant in developing a Canadian approach to address treaty shopping.

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Different approaches can be used to address treaty shopping.

The consultation paper noted that most countries that have addressed the issue in their tax treaties have used a general rule, i.e., a rule that denies a tax treaty benefit if one of the main purposes for entering into a transaction is to obtain the benefit. The consultation paper also noted that some countries (e.g., the United States and Japan) address the issue with relatively more specific rules governing limitations on benefits.

As stated in the consultation paper, in the Canadian context, there are several factors that support the use of a general approach based on a main purpose provision. Canada has already included such a rule in several of its tax treaties, as have other countries in hundreds of tax treaties worldwide. Thus, a main purpose rule is an approach that is relatively familiar to Canadian taxpayers, tax professionals and Canada’s tax treaty partners.

The Government received several comments from stakeholders on the consultation paper, addressing the respective merits of a general approach and of a more specific approach, and the advantages and disadvantages of a domestic law approach, a treaty-based approach, or a combination of both.

Stakeholders expressed concerns that a general approach might produce less certain outcomes in some cases (compared to a more specific approach). Several stakeholders indicated a preference for the adoption of a more specific rule that would, they suggest, provide greater certainty for taxpayers. The example cited in this regard is the limitation on benefits provision included in U.S. tax treaties (such as Article XXIX A of the Canada-U.S. tax treaty). While the U.S. limitation on benefits provision arguably provides a high level of certainty, it does not capture, at least on its own, all forms of treaty shopping. In particular, it does not prevent treaty shopping arrangements that use certain entities, such as publicly-traded corporations or trusts. A general approach may serve to prevent a wider range of treaty shopping arrangements.

Several stakeholders expressed a preference for a solution to treaty shopping that would require the re-negotiation of Canada’s tax treaties. This is based, in large part, on the view that a domestic law response to treaty shopping would alter the balance of compromises reached in the negotiation of tax treaties. However, the absence of an anti-treaty shopping rule in a tax treaty does not mean that there is an implicit obligation to provide benefits in respect of abusive arrangements. As discussed in the consultation paper, domestic law provisions to prevent tax treaty abuse are not considered by the OECD or the United Nations to be in conflict with tax treaty obligations and a number of other countries have enacted legislation to that effect.

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In addition, some stakeholders have asserted that only a few of Canada’s tax treaties would need to be re-negotiated in order to significantly curtail treaty shopping. As stated in the consultation paper, even if it were possible to re-negotiate – within a reasonable period of time – Canada’s treaties with certain countries where conduit entities are common, other conduit countries may emerge. Accordingly, a treaty-based approach would not be as effective as a domestic law rule.

The Government invites comments from interested parties on a proposed rule to prevent treaty shopping. The rule would address arrangements identified as an improper use of Canada’s tax treaties in the consultation paper and, therefore, protect the integrity of Canada’s tax treaties. The rule would use a general approach focussed on avoidance transactions and, in order to provide more certainty and predictability for taxpayers, building on comments received on the 2013 consultation paper, the rule would contain specific provisions setting out the ambit of its application. The approach would ensure that treaty benefits are provided with respect to ordinary commercial transactions and that, if the rule applies, the benefit that would be reasonable under the circumstances would be provided. Interested parties are requested to provide comments within 60 days after Budget Day.

In order to further advance the discussion, set out below are the main elements of a proposed rule to address treaty shopping:

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Main purpose provision: subject to the relieving provision, a benefit would not be provided under a tax treaty to a person in respect of an amount of income, profit or gain (relevant treaty income) if it is reasonable to conclude that one of the main purposes for undertaking a transaction, or a transaction that is part of a series of transactions or events, that results in the benefit was for the person to obtain the benefit.

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Conduit presumption: it would be presumed, in the absence of proof to the contrary, that one of the main purposes for undertaking a transaction that results in a benefit under a tax treaty (or that is part of a series of transactions or events that results in the benefit) was for a person to obtain the benefit if the relevant treaty income is primarily used to pay, distribute or otherwise transfer, directly or indirectly, at any time or in any form, an amount to another person or persons that would not have been entitled to an equivalent or more favourable benefit had the other person or persons received the relevant treaty income directly.

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Safe harbour presumption: subject to the conduit presumption, it would be presumed, in the absence of proof to the contrary, that none of the main purposes for undertaking a transaction was for a person to obtain a benefit under a tax treaty in respect of relevant treaty income if:

—	the person (or a related person) carries on an active business (other than managing investments) in the state with which Canada has concluded the tax treaty and, where the relevant treaty income is derived from a related person in Canada, the active business is substantial compared to the activity carried on in Canada giving rise to the relevant treaty income;

—	the person is not controlled, directly or indirectly in any manner whatever, by another person or persons that would not have been entitled to an equivalent or more favourable benefit had the other person or persons received the relevant treaty income directly; or

—	the person is a corporation or a trust the shares or units of which are regularly traded on a recognized stock exchange.

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Relieving provision: If the main purpose provision applies in respect of a benefit under a tax treaty, the benefit is to be provided, in whole or in part, to the extent that it is reasonable having regard to all the circumstances.

Even if a transaction results in a tax treaty benefit for a taxpayer, it does not necessarily follow that one of the main purposes for undertaking the transaction was to obtain the benefit. One of the objectives of tax treaties is to encourage trade and investment and, therefore, it is expected that tax treaty benefits will generally be a relevant consideration in the decision of a resident of a state with which Canada has a tax treaty to invest in Canada. The proposed rule would not apply in respect of an ordinary commercial transaction solely because obtaining a tax treaty benefit was one of the considerations for making an investment.

The rule, if adopted, could be included in the Income Tax Conventions Interpretation Act so that it would apply in respect of all of Canada’s tax treaties. The rule would apply to taxation years that commence after the enactment of the rule into Canadian law. The Government also requests comments as to whether transitional relief would be appropriate.

Comments are invited on the following examples in relation to the intended application of the proposed rule to a number of arrangements.

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Example 1 – Assignment of income

Aco, a company that is a resident of State A, owns intellectual property used by its subsidiary, Canco, a corporation that is a resident of Canada. State A does not have a tax treaty with Canada and, therefore, payments of royalties by Canco to Aco would be subject to a withholding tax rate of 25 per cent in Canada. Aco incorporates Bco, an intermediary corporation in State B, a state with which Canada has a tax treaty that provides for a nil rate of withholding tax in Canada on royalties paid to a resident of State B. Aco assigns to Bco the right to receive royalty payments from Canco. In exchange for the rights granted under the assignment agreement, Bco agrees to remit 80 per cent of the royalties received to Aco within 30 days. Bco pays tax in State B on its net amount of royalty income. State B does not impose a withholding tax on the payment of royalties made to non-residents.

The royalties received by Bco from Canco are primarily used to pay an amount to Aco and Aco would not have been entitled to a tax treaty benefit had it received the royalties directly from Canco. As a result, under the conduit presumption it would be presumed, in the absence of proof to the contrary, that one of the main purposes for the assignment of the royalties is for Bco to obtain the benefit of the withholding tax reduction under the tax treaty between Canada and State B. Consequently, the main purpose provision would apply to deny the benefits under the tax treaty between State B and Canada in respect of the royalty payments. Depending on all the circumstances, it might be possible that, by virtue of the relieving provision, Bco would be allowed the benefits of the tax treaty in respect of the portion of the royalty payments that is not used by Bco to pay an amount to Aco.

If, instead, only 45 per cent of the royalties received by Bco from Canco were used to pay an amount to Aco, the conduit presumption would not apply to create a presumption as to the main purpose of the transaction, and it would be a question of fact whether the main purpose provision applied.

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Example 2 – Payment of dividends

The shares of Canco, a Canadian resident corporation, are owned by Bco, a corporation that is a resident of State B. The sole investment of Bco consists of the shares of Canco. Bco was established in State B by its two corporate shareholders, Aco and Cco, residents of State A and State C respectively. Canada has a tax treaty with State B. Canada also has tax treaties with States A and C, which provide a higher rate of withholding tax on dividends than the rate under the tax treaty with State B. Under the terms of a shareholders agreement, Bco is required to distribute the entire dividend received from Canco to Aco and Cco almost immediately. Under the domestic laws of State A and State C, dividends received from foreign corporations are subject to tax.

Canco pays a dividend to Bco and Bco uses the dividend to pay a dividend to Aco and Cco. Aco and Cco would not have been entitled to an equivalent or more favourable tax treaty benefit had they received the dividend directly from Canco. As a result, under the conduit presumption it would be presumed, in the absence of proof to the contrary, that one of the main purposes for the establishment of Bco is to obtain the benefit of the withholding tax reduction under the tax treaty between Canada and State B and, subject to the relieving provision, the benefit would be denied.

In this example, the benefits that would have applied if Bco had not been established may be provided under the relief provision to the extent it is reasonable having regard to all the circumstances. For instance, if Aco and Cco are taxable in State A and State C respectively on the dividend they received from Bco, it may be reasonable in the circumstances to provide the benefits that Aco and Cco would have been entitled to under the tax treaty between Canada and States A and C respectively had the dividend they received been paid directly from Canco.

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Example 3 – Change of residence

Aco, a corporation that is a resident of State A, owns shares of a corporation that is a resident of Canada and is contemplating their sale. Such a sale would trigger a capital gain that would be taxable in Canada. Canada does not have a tax treaty with State A. Shortly before the sale, Aco is continued into, and becomes a resident of, State B, a state that does not impose tax on capital gains. The tax treaty between Canada and State B provides an exemption from tax for capital gains on shares of a Canadian corporation disposed by residents of State B. Aco sells the shares and retains the proceeds of disposition. Aco claims the capital gains exemption available under the tax treaty.

In this example, since the proceeds of disposition remain with Aco, the conduit presumption would not apply. However, the main purpose provision would apply because, based on these facts and in the absence of other circumstances, it is reasonable to conclude that one of the main purposes of the continuation of Aco into State B was to obtain the benefit of the capital gains exemption provided under the tax treaty.

If, instead of becoming a resident of State B shortly before the sale, Aco was already a resident of State B at the time of the initial acquisition of the shares of the Canadian corporation, it would need to be determined whether is it reasonable to conclude that one of the main purposes for the establishment of Aco as a resident of State B was to obtain the capital gains exemption under the tax treaty between Canada and State B. This is a question of fact and all the relevant circumstances would need to be considered, including, for example, the lapse of time between the establishment of Aco in State B and the realization of the capital gains, and any other intervening events.

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Example 4 – Bona fide investments

B-trust is a widely held trust that is a resident of State B, a state with which Canada has a tax treaty. B-trust pursues a strategy of managing a diversified portfolio of investments in the international market. Through recent investments in Canada, B-trust currently holds 10 per cent of its portfolio in shares of Canadian corporations, in respect of which it receives annual dividends. Under the tax treaty between Canada and State B, the withholding tax rate on dividends is reduced to 15 per cent.

Investors in B-trust seek to maximize the return on their investments and rely on the solid reputation of B-trust’s management to make optimal investment decisions. These investment decisions take into account the existence of tax benefits provided under State B’s extensive tax treaty network. Several investors in B-trust are residents of State B, but a majority of investors are residents of states with which Canada does not have a tax treaty. B-trust annually distributes all of its income to its investors.

In this example, because dividends received by B-trust from Canadian corporations are primarily used to distribute income to persons that are not entitled to tax treaty benefits, it would be presumed under the conduit presumption that one of the main purposes for B-trust to undertake its investments in Canadian corporations and for third state investors to undertake their investments in B-trust, either alone or as part of a series of transactions, was to obtain the benefit under the tax treaty between Canada and State B.

To rebut this presumption, it would have to be clearly established that none of the main purposes for undertaking these investments, either alone or as part of a series of transactions, was to obtain the benefit of the tax treaty between Canada and State B. Investors’ decisions to invest in B-trust are not driven by any particular investments made by B-trust, and B-trust’s investment strategy is not driven by the tax position of its investors. In this example, and in the absence of other circumstances, there would be sufficient facts to rebut the above presumptions. It follows that the main purpose provision would not apply to deny the tax treaty benefit.

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Example 5 – Safe harbour (active business)

Aco is a corporation that is a resident of State A, a state with which Canada does not have a tax treaty. Aco owns all the shares of Finco, a corporation that is a resident of State B. Canada has a tax treaty with State B. Finco acts as a financing corporation for Aco’s wholly owned subsidiaries, including Canco (a resident of Canada) and Bco (a resident of State B). Bco carries on an active business in State B and that business is substantial in comparison to the activities carried on by Canco. Aco’s other subsidiaries are residents of other states with which Canada has tax treaties which provide tax treaty benefits on payments of interest that are equivalent to those provided under the tax treaty between Canada and State B. Finco receives payments of interest from Aco subsidiaries and reinvests its profits.

In this example, since the interest payments received by Finco from Canco are primarily used to pay an amount to persons that would have been entitled to an equivalent benefit had they received the interest payment directly from Canco, the conduit presumption would not apply.

The safe harbour presumption describes categories of persons that, unless they are used in conduit arrangements, are generally considered not to be engaged in treaty shopping in the course of their normal operations. Since Bco carries on a substantial active business in State B and is related to Finco, it would be presumed under the safe harbour presumption, in the absence of proof to the contrary, that none of the main purposes for Finco to undertake the investment in Canada was for Finco to obtain the benefits of the tax treaty between Canada and State B.

To rebut this presumption, it would have to be clearly established that one of the main purposes for undertaking the investment in Canada was to obtain the benefits of the tax treaty. In this example and in the absence of other circumstances, the above presumption would not be rebutted and the main purpose provision would not apply to deny the tax treaty benefit.

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Update on the Automatic Exchange of Information for Tax Purposes

The exchange of tax information between countries is an important tool for implementing the Government’s commitment to combat tax evasion in order to protect the revenue base and ensure public confidence in the fairness and equity of the tax system.

Provisions to facilitate the exchange of tax information are a long-standing feature of Canada’s tax treaties. Canada’s exchange of information relationships were made more effective in Budget 2007 when the Government announced that all future tax treaties and updates to existing treaties would include the current Organisation for Economic Co-operation and Development (OECD) standard for information exchange and that the Government would be pursuing tax information exchange agreements that include comprehensive exchange of information provisions.

In order to ensure that jurisdictions that have made commitments to exchange information in accordance with the current OECD standard actually do so, the Global Forum on Transparency and Exchange of Information for Tax Purposes has been conducting comprehensive peer reviews of the information exchange practices of its 121 member jurisdictions since 2009. Canada, which was subject to a peer review in 2010-2011, has been determined to be fully compliant with the OECD standard. Canada supports the work of the Global Forum and recognizes the importance of its peer review process to promote best practices and monitor the effectiveness of agreements to exchange information for tax purposes.

In 2010, the U.S. enacted provisions known as the Foreign Account Tax Compliance Act (FATCA). FATCA would require non-U.S. financial institutions to identify accounts held by U.S. persons, which include U.S. citizens living abroad, and report to the U.S. Internal Revenue Service (IRS) information in respect of these accounts. FATCA has raised a number of concerns in Canada—among both U.S. citizens living in Canada and Canadian financial institutions. Without an intergovernmental agreement between Canada and the U.S., Canadian financial institutions and U.S. persons holding financial accounts in Canada would be required to comply with FATCA regardless, starting July 1, 2014 as per the FATCA legislation enacted by the U.S. unilaterally.

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In response to these concerns, the Government of Canada successfully negotiated an intergovernmental agreement with the U.S. which contains significant exemptions and other relief. Under the approach in the Canada-U.S. agreement, which was signed on February 5, 2014, Canadian financial institutions will report to the Canada Revenue Agency (CRA) information in respect of U.S. persons that will be transmitted by the CRA to the IRS under the Canada-U.S. tax treaty and be subject to its confidentiality safeguards. A variety of registered accounts (including Registered Retirement Savings Plans, Registered Retirement Income Funds, Registered Education Savings Plans, Registered Disability Savings Plans, and Tax-Free Savings Accounts) and smaller deposit-taking institutions, such as credit unions, with assets of less than $175 million will be exempt from reporting. Meanwhile, the CRA will receive information from the U.S. in respect of Canadian resident taxpayers that hold accounts at U.S. financial institutions, which will assist Canadian tax authorities in administering and enforcing compliance with Canadian tax laws.

While the Canada-U.S. tax treaty contains a provision that allows a country to collect the taxes imposed by the other country, the CRA will not collect the U.S. tax liability of a Canadian citizen if the individual was a Canadian citizen at the time the liability arose (whether or not the individual was also a U.S. citizen at that time).

This new reporting regime will come into effect starting in July 2014, with Canada and the U.S. beginning to receive enhanced tax information from each other in 2015. A number of other countries have negotiated or are negotiating similar agreements with the U.S.

The intergovernmental agreement is consistent with Canada’s support for recent G-8 and G-20 commitments to multilateral automatic exchange of information. In September 2013, G-20 Leaders committed to the automatic exchange of information as the new global standard and endorsed an OECD proposal to develop a global model for the automatic exchange of tax information.

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Update on Tax Treaties and Tax Information Exchange Agreements

The Government continues to actively negotiate and conclude tax treaties to reduce tax barriers to international trade and investment, combat international tax evasion and aggressive tax avoidance, strengthen Canada’s bilateral economic relationships, and create enhanced opportunities for Canadian businesses abroad. Since the tabling of Economic Action Plan 2013 and as of February 1, 2014:

•	New tax treaties with Hong Kong, Poland and Serbia have come into force.

•	Protocols to update tax treaties with Austria, Barbados, France and Luxembourg have come into force.

•	An agreement concerning the exchange of information provisions of the Canada-Switzerland tax treaty has come into force.

•	The Convention on Mutual Administrative Assistance in Tax Matters has been ratified by Canada.

•	Tax information exchange agreements (TIEAs) with Liechtenstein and Panama have come into force.

•	TIEAs with Bahrain, the British Virgin Islands and Brunei have been signed.

Canada now has 92 tax treaties in force, 3 tax treaties signed but not yet in force, and 8 tax treaties and protocols under negotiation.

The Government is committed to combating international tax evasion and to ensuring tax fairness by implementing the standard developed by the OECD for the effective exchange of tax information in tax treaties and TIEAs. Since 2007, the Government has brought into force 18 TIEAs, signed 4 TIEAs that are not yet in force and is negotiating TIEAs with 8 other jurisdictions.

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Sales and Excise Tax Measures

Improving the Application of the GST/HST to the Health Care Sector

There are two key policies underlying the Goods and Services Tax/Harmonized Sales Tax (GST/HST) treatment of health-related goods and services:

•

Basic health care services are exempt from the GST/HST. This means that suppliers of exempt health care services do not charge GST/HST to patients, but they cannot claim input tax credits to recover the GST/HST paid on their inputs.

•

Prescription drugs and medical and assistive devices that are specially designed to assist an individual in coping with a chronic disease or illness or a physical disability are generally zero-rated under the GST/HST. This means that suppliers do not charge purchasers GST/HST on these drugs and medical and assistive devices and are entitled to claim input tax credits.

Budget 2014 proposes three changes to improve the application of the GST/HST to certain health-related services and medical and assistive devices to reflect the evolving nature of the health care sector.

Designing Training for Individuals with a Disorder or Disability

A GST/HST exemption is provided for training that is specially designed to assist individuals with a disorder or disability in coping with the effects of the disorder or disability or to alleviate or eliminate those effects. In many instances, an individualized training plan is prepared that sets the specific needs and training objectives for the individual. The current GST/HST exemption for specialized training does not cover the services of designing such a training plan.

Budget 2014 proposes to expand the exemption for training that is specially designed to assist individuals with a disorder or disability to also exempt the services of designing such training. The exemption will apply to the initial development and design of the plan and any subsequent adjustments.

In keeping with the conditions for specially-designed training to be exempt, it is proposed that the service of designing such training be exempt if:

•	the design service is supplied by a government or the cost of the design service is fully or partially subsidized under a government program; or

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•

the design service is certified in writing by a recognized health care professional whose services are GST/HST exempt, in the course of a professional-client relationship with an individual coping with a disorder or disability, as being for training that is an appropriate means to assist the individual in coping with the effects of the disorder or disability or to alleviate or eliminate those effects.

This measure will apply to supplies made after Budget Day.

Acupuncturists’ and Naturopathic Doctors’ Services

Under the GST/HST, services covered under a provincial public health care plan are exempt in that province. Exemptions are also provided for services rendered to individuals by physicians, dentists and nurses and certain other health care practitioners, such as optometrists and midwives. The list of other health care practitioners whose services are exempt is set out in the GST/HST legislation.

The professional services of acupuncturists and naturopathic doctors are now regulated as a health profession in at least five provinces. Accordingly, Budget 2014 proposes that acupuncturists and naturopathic doctors be added to the list of health care practitioners whose professional services rendered to individuals are exempt from the GST/HST.

This measure will apply to supplies made after Budget Day.

Eyewear Specially Designed to Electronically Enhance the Vision of Individuals with Vision Impairment

Medical and assistive devices that are specially designed to assist an individual in coping with a chronic disease or illness or a physical disability are generally zero-rated under the GST/HST. The medical and assistive devices eligible for zero-rating are listed in the GST/HST legislation, and the list includes corrective eyeglasses and contact lenses sold on the written order of a person authorized under provincial law to issue such an order.

Recent advances in electronic technology have allowed for the development of corrective eyewear that is specially designed to electronically enhance the vision of individuals with vision impairment, such as macular degeneration. This new electronic eyewear is not eyeglasses or contact lenses and therefore does not qualify under the existing zero-rating provision for corrective eyeglasses or contact lenses, although it serves the same purpose of correcting a defect of vision.

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Budget 2014 proposes to add eyewear specially designed to treat or correct a defect of vision by electronic means, if supplied on the written order of a physician or optometrist for use by a consumer named in the order, to the list of GST/HST zero-rated medical and assistive devices.

This measure will apply to supplies made after Budget Day.

GST/HST Election for Closely Related Persons

Under the Goods and Services Tax/Harmonized Sales Tax (GST/HST), a group relief election, generally referred to as the “nil consideration election”, is available allowing registrants that are resident in Canada, engaged exclusively in commercial activities and members of a closely related group to not account for tax on certain transactions between them. A closely related group is generally a group of corporations or partnerships with a degree of common ownership of at least 90 per cent.

Currently, the election may not be available to a new member of a closely related group at the time of initial acquisition of assets from another member of that group if, for example, the new member does not have other property before making the election. It would be appropriate for the group relief election to apply under these circumstances. To address this issue, Budget 2014 proposes to extend, effective January 1, 2015, the availability of the group relief to new members that have not yet acquired any property, provided that the new members continue as going concerns engaged exclusively in commercial activities.

It is also proposed that a filing requirement in relation to the group relief election be introduced. Effective January 1, 2015, parties to a new election will be required to file that election in a prescribed manner with the Canada Revenue Agency. Generally, the election will have to be filed by the first date on which any of the parties to the election is required to file a return for the period in which the election becomes effective. Parties to an election made before January 1, 2015 that is in effect on January 1, 2015 will also be required to comply with this filing requirement, but will have until January 1, 2016 to do so.

In addition, Budget 2014 proposes that parties to an existing or new group relief election (or persons that conduct themselves as if such election were in effect) be subject to a joint and several (or solidary) liability provision with respect to the GST/HST liability that may arise in relation to supplies made between them on or after January 1, 2015.

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Joint Ventures

Under the Goods and Services Tax/Harmonized Sales Tax (GST/HST), participants in certain joint ventures are allowed to make an election (a joint venture election) that simplifies the GST/HST accounting obligations in respect of their joint venture activities. The joint venture election simplifies GST/HST accounting obligations by allowing the joint venture participants to elect one person to be responsible for accounting for the GST/HST on the supplies, acquisitions and importations that are made in the course of their joint venture activities.

Currently, the joint venture election is available only if the activities of the joint venture are prescribed by regulation as eligible activities for purposes of the election. This means that the compliance simplification benefits available under the joint venture election are currently not available to certain commercial joint ventures.

In order to allow more commercial joint venture activities and participants access to the GST/HST simplification benefits available under the joint venture election, the Government intends to propose new joint venture election measures, as well as complementary anti-avoidance measures, that will allow the participants in a joint venture to make the joint venture election as long as the activities of the joint venture are exclusively commercial and the participants are engaged exclusively in commercial activities.

To ensure that businesses and other stakeholders who will be affected by these proposed measures have an opportunity to provide input, the Government will release draft legislative proposals later in the year and invite stakeholders to provide their views. This will allow for stakeholder views to be taken into consideration prior to the tabling of the enacting legislation.

Strengthening Compliance with GST/HST Registration

Generally, a business that makes over $30,000 in taxable supplies annually is required to register for Goods and Services Tax/Harmonized Sales Tax (GST/HST) purposes and to collect and remit the GST/HST on its taxable supplies. During the course of their enforcement programs, Canada Revenue Agency (CRA) officials may identify businesses that should be registered, but are not. While efforts are made to ensure that businesses meet their tax obligations, a business that fails to register as required cannot currently be compelled to do so.

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In an effort to strengthen GST/HST compliance and help the CRA combat the underground economy, Budget 2014 proposes that the Minister of National Revenue be given the discretionary authority to register and assign a GST/HST registration number where a person fails to comply with the requirement to register, even after having been notified of the requirement to register by the CRA.

The CRA will continue to first contact non-compliant businesses to have them register as required. Only if those attempts are unsuccessful will the CRA issue a formal notification indicating that the person will be registered for GST/HST purposes effective 60 days from the date of the notice.

This measure will help improve the effectiveness of CRA’s GST/HST compliance efforts and level the playing field for those businesses that are complying with the GST/HST requirements.

This measure will apply on Royal Assent to the enacting legislation.

Tobacco Taxation

Taxing tobacco products at a sustainable level is an important element of the Government’s health strategy to discourage smoking among Canadians. To ensure that tobacco taxes continue to support the Government’s health goals, Budget 2014 proposes a number of changes to restore the effectiveness of the excise duty on tobacco products.

Rate of Excise Duty on Cigarettes

At present, cigarettes are subject to an excise duty of $0.425 for each five cigarettes or fraction thereof (e.g., $17.00 per carton of 200). The effective rate of excise duty on cigarettes has not changed since 20023. To restore the effectiveness of the excise duty on cigarettes, Budget 2014 proposes to adjust the rate of excise duty on cigarettes to account for inflation since 2002. Specifically, this adjustment will increase the rate of excise duty on cigarettes from $0.425 to $0.52575 for each five cigarettes or fraction thereof (e.g., from $17.00 to $21.03 per 200 cigarettes).

[3]	Since 2002, the federal excise duty has been adjusted twice to offset the impact of the two percentage point reduction in the Goods and Services Tax.

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The excise duty rates for other tobacco products will also be adjusted accordingly. Budget 2014 proposes a corresponding increase in the rate of excise duty on tobacco sticks from $0.085 to $0.10515 per stick (e.g., from $17.00 to $21.03 per 200 tobacco sticks), and on manufactured tobacco (e.g., chewing tobacco or fine-cut tobacco for use in roll-your-own cigarettes) from $5.3125 to $6.57188 per 50 grams or fraction thereof (e.g., from $21.25 to $26.29 per 200 grams). The rate of excise duty on cigars is proposed to increase from $18.50 to $22.88559 per 1,000 cigars, and the additional duty on cigars from the greater of $0.067 per cigar and 67 per cent of the sale price or duty-paid value to the greater of $0.08226 per cigar and 82 per cent of the sale price or duty-paid value.

These rate changes will be effective after Budget Day.

Excise Duty Treatment of Tobacco Products in Duty Free Markets

To reduce the availability of low-cost tobacco products and to help support health goals, an excise duty is imposed on all Canadian-made cigarettes, tobacco sticks and manufactured tobacco for sale in domestic and foreign duty free shops, as well as on imports of these tobacco products for sale in Canadian duty free shops or brought into Canada by returning travellers. This duty is known as the “duty free” rate on tobacco products available through duty free markets.

Currently, the “duty free” rates are: $0.374875 for each five cigarettes or fraction thereof, in the case of Canadian-made cigarettes, or $0.075 per cigarette, in the case of imported cigarettes (e.g., $15.00 per 200 cigarettes); $0.074975 per tobacco stick (e.g., $15.00 per 200 tobacco sticks); and $4.685938 per 50 grams or fraction thereof of manufactured tobacco (e.g., $18.74 per 200 grams of manufactured tobacco). These “duty free” rates are lower than the corresponding excise duty rates for the same tobacco products for sale in the domestic market. For instance, a carton of 200 cigarettes for sale in a duty free shop currently receives a $2 excise duty preference compared to the same carton for sale in the domestic market.

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To eliminate this preferential treatment, Budget 2014 proposes to increase the “duty free” rate for cigarettes to $0.52575 for each five cigarettes or fraction thereof, in the case of Canadian-manufactured cigarettes, or $0.10515 per cigarette, in the case of imported cigarettes (e.g., $21.03 per 200 cigarettes), for tobacco sticks to $0.10515 per tobacco stick (e.g., $21.03 per 200 tobacco sticks), and for manufactured tobacco to $6.57188 per 50 grams or fraction thereof (e.g., $26.29 per 200 grams of manufactured tobacco). Going forward, changes to these “duty free” rates will be legislatively linked to changes in the excise duty.

These rate changes will be effective after Budget Day.

Indexing Tobacco Taxes to the Consumer Price Index

Going forward, to ensure that tobacco taxes retain their real value in the future, the excise duty rates on tobacco products, including the “duty free” rates, will be indexed to the Consumer Price Index and automatically adjusted accordingly every five years. The first inflationary rate adjustment will be effective December 1, 2019.

Inventory Tax on Cigarettes

Excise duty is imposed on tobacco products manufactured in Canada at the time manufacturers package them and on imported tobacco products at the time of importation. To ensure that the rate changes are applied in a consistent manner to all cigarettes, it is proposed that inventories of cigarettes held by manufacturers, importers, wholesalers and retailers at the end of Budget Day be subject to a per cigarette tax of 2.015 cents. Taxpayers may use any reasonable method for establishing their inventories of these products, including a physical count.

In order to simplify compliance, this inventory tax will not apply to taxpayers holding 30,000 or fewer cigarettes (equivalent to 150 cartons of cigarettes) at the end of the day on Budget Day. In addition, the tax will not apply to cigarettes held in vending machines. Taxpayers will have until April 30, 2014 to file returns and pay the tax. Interest will apply after that date on late or deficient payments.

An inventory tax on cigarettes will also apply at the time of each inflationary excise duty adjustment, which will occur every five years, beginning with the first inflationary adjustment on December 1, 2019.

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Standardizing Sanctions Related to False Statements in Excise Tax Returns

To help ensure that tax returns contain accurate information, federal tax legislation typically includes both an administrative monetary penalty and a criminal offence that can apply if a taxpayer makes a false statement or omission in a tax return.

Currently, unlike other federal tax legislation, the excise tax legislation for fuels, fuel-inefficient vehicles and automobile air-conditioners (i.e., the non-Goods and Services Tax/Harmonized Sales Tax (GST/HST) portion of the Excise Tax Act) does not contain an administrative monetary penalty for false statements.

In addition, the related criminal offence for this purpose does not provide for the possibility of prosecution by indictment. Also, a person who is guilty of having committed the offence is liable only to a fine, as the legislation does not provide for imprisonment unless the taxpayer defaults on the payment of the fine. In contrast, other federal tax legislation, such as Part IX of the Excise Tax Act (i.e., the GST/HST portion of the Excise Tax Act), does provide for the possibility of indictment and potential prison sentences.

Budget 2014 proposes to add a new administrative monetary penalty, and to amend the existing criminal offence, for the making of false statements or omissions in an excise tax return and related offences under the non-GST/HST portion of the Excise Tax Act. These provisions will be consistent with the GST/HST portion of the Excise Tax Act. Specifically, the new administrative monetary penalty will be the greater of $250 and 25 per cent of the tax avoided. For the revised criminal offence: the fine will range from 50 to 200 per cent of the tax evaded, along with a potential maximum two year term of imprisonment, on summary conviction; and the fine will range from 100 to 200 per cent of the tax evaded, along with a potential maximum five year term of imprisonment, on conviction on an indictment. When the amount of tax evaded is not ascertainable, the fine will range from $1,000 to $25,000 on summary conviction, and $2,000 to $25,000 on conviction on an indictment.

These measures will apply to excise tax returns filed after the day of Royal Assent to the enacting legislation.

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Other Measures

Aboriginal Tax Policy

Taxation is an integral part of good governance as it promotes greater accountability and self-sufficiency and provides revenues for important public services and investments. Therefore, the Government of Canada supports initiatives that encourage the exercise of direct taxation powers by Aboriginal governments.

To date, the Government of Canada has entered into 35 sales tax arrangements under which Indian Act bands and self-governing Aboriginal groups levy a sales tax within their reserves or their settlement lands. In addition, 14 arrangements respecting personal income taxes are in effect with self-governing Aboriginal groups under which they impose a personal income tax on all residents within their settlement lands. The Government reiterates its willingness to discuss and put into effect direct taxation arrangements with interested Aboriginal governments.

The Government of Canada also supports direct taxation arrangements between interested provinces or territories and Aboriginal governments and has enacted legislation to facilitate such arrangements.

Customs Tariff Measures

Customs Tariff Treatment of the Governor General

Under a longstanding special exemption in the Customs Tariff, imported articles for use by the Governor General are exempted from paying customs duties. The Governor General is the only individual with such a special, extraordinary exemption.

Building on tax amendments undertaken in the past two years concerning the Governor General, the Customs Tariff will be amended to make the Governor General subject to the same tariff rules as other Government office holders.

The elimination of the exemption provided by tariff item 9809.00.00, and consequential amendments to tariff item 9833.00.00, will be given effect by amendments to the Customs Tariff.

To ensure consistent tax and tariff treatment, consequential amendments to the Goods and Services Tax/Harmonized Sales Tax importation rules will also be proposed.

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Supporting Offshore Oil and Gas Development

Mobile offshore drilling units (MODUs) used in oil and gas exploration and development can be temporarily imported into Canada on a duty-free basis under the Mobile Offshore Drilling Units Remission Order. This Remission Order was extended in 2009 for another five years and is now set to expire in May 2014.

Budget 2014 proposes to eliminate the 20-per-cent Most-Favoured-Nation rate of duty on imported MODUs. This measure will permanently eliminate a disincentive to exploration leading to oil and gas discoveries in offshore Atlantic and Arctic regions and create a level playing field with other major oil and gas countries competing for offshore petroleum industry investment.

This tariff elimination will be given effect by amendments to the Customs Tariff and will be effective in respect of goods imported into Canada on or after May 5, 2014.

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Previously Announced Measures

Budget 2014 confirms the Government’s intention to proceed with the following previously announced tax and related measures, as modified to take into account consultations and deliberations since their release:

•

Proposed changes to automobile expense deduction limits and the prescribed rates for the automobile operating expense benefit for 2012 announced on December 29, 2011, and for 2013 announced on December 28, 2012[4];

•	Legislative proposals released on November 27, 2012 relating to income tax rules applicable to Canadian banks with foreign affiliates;

•	Legislative proposals released on July 12, 2013 relating to income tax and excise duties and sales tax technical amendments;

•	Legislative proposals released on August 16, 2013 relating to the foreign affiliate dumping rules;

•	Legislative proposals released on August 23, 2013 relating to changes to the life insurance policyholder exemption test;

•

Modifications to the Customs Tariff to implement the Notice of Ways and Means Motion tabled by the Government in Parliament on November 22, 2013, which clarified the tariff classification of certain imported food products;

•	Legislative proposals released on November 27, 2013 relating to the tax rules governing Labour-Sponsored Venture Capital Corporations;

•	Legislative proposals released on January 9, 2014 to require that international electronic funds transfers of $10,000 or more be reported to the Canada Revenue Agency;

•	Legislative proposals released on January 17, 2014 clarifying GST/HST rules to prevent input tax credit claims that exceed tax actually paid; and

•	Legislative proposals released on January 24, 2014 relating to the provision of a GST/HST exemption for hospital parking for patients and visitors.

Budget 2014 also reaffirms the Government’s commitment to move forward as required with technical amendments to improve the certainty of the tax system.

[4]	On December 30, 2013 the Government announced that for 2014 these rates and limits would not be changed from their 2013 levels.

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Table A2.2

Integrity and Fairness Tax Measures since Budget 20101

Fiscal Savings (millions of dollars)

	2010–	2011–	2012–	2013–	2014–	2015–	2016–	2017–	2018–
	2011	2012	2013	2014	2015	2016	2017	2018	2019	Total

Budget 2010
Integrity Measures
Medical Expense Tax Credit – Purely Cosmetic Procedures	40	40	40	40	40	45	45	45	45	380
Employee Stock Options	175	210	240	245	245	250	250	255	255	2,125
Interest on Overpaid Taxes	45	100	140	170	190	210	220	230	235	1,540
Scholarship Exemption and Education Tax Credit	–	–	–	–	–	–	–	–	–	–
Specified Investment Flow- Through (SIFT) Conversions and Loss Trading	–	–	–	–	–	–	–	–	–	–
Foreign Tax Credit Generators	–	–	–	–	–	–	–	–	–	–
Foreign Investment Entities and Non-Resident Trusts	–	–	–	–	–	–	–	–	–	–
Specified Leasing Property Rules	–	–	–	–	–	–	–	–	–	–
Information Reporting of Tax Avoidance Transactions	–	–	–	–	–	–	–	–	–	–
GST/HST and Purely Cosmetic Procedures	–	–	–	–	–	–	–	–	–	–
Total for Budget 2010	260	350	420	455	475	505	515	530	535	4,045

Budget 2011
Integrity Measures
Registered Retirement Savings Plans (RRSPs) – Anti-Avoidance Rules	–	100	100	100	100	100	100	100	105	805
Individual Pension Plans	–	15	15	15	15	15	15	15	15	120
Tax on Split Income – Capital Gains	–	15	15	15	15	15	15	20	20	130
Enhance the Regulatory Regime for Qualified Donees	–	–	–	–	–	–	–	–	–	–
Safeguard Charitable Assets through Good Governance	–	–	–	–	–	–	–	–	–	–
Recover Tax Assistance for Returned Gifts	–	–	–	–	–	–	–	–	–	–
Gifts of Non-Qualifying Securities	–	–	–	–	–	–	–	–	–	–
Granting of Options to Qualified Donees	–	–	–	–	–	–	–	–	–	–
Donations of Publicly Listed Flow-Through Shares	–	50	55	55	60	60	65	65	70	480
Stop-Loss Rules on the Redemption of a Share	–	75	95	80	80	80	80	80	80	650
Partnerships – Deferral of Corporate Tax	–	–	490	1,080	1,220	1,160	1,290	650	60	5,950

Total for Budget 2011	–	255	770	1,345	1,490	1,430	1,565	930	350	8,135

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Table A2.2

Integrity and Fairness Tax Measures since Budget 20101

Fiscal Savings (millions of dollars)

	2010–	2011–	2012–	2013–	2014–	2015–	2016–	2017–	2018–
	2011	2012	2013	2014	2015	2016	2017	2018	2019	Total

Economic Action Plan 2012
Integrity Measures
Retirement Compensation Arrangements	–	–	–	–	–	–	–	–	–	–
Employees Profit Sharing Plans	–	–	10	35	40	40	40	45	45	255
Tax Avoidance Through the Use of Partnerships	–	–	–	–	–	–	–	–	–	–
Thin Capitalization – Partnerships	–	–	–	–	–	–	–	–	–	–
Thin Capitalization – Debt-to-Equity Ratio	–	–	–	35	70	45	40	35	35	260
Thin Capitalization – Disallowed Interest Treated as a Dividend	–	–	–	1	1	1	1	1	1	6
Foreign Affiliate Dumping	–	–	90	205	265	350	460	570	670	2,610
Tax Shelter Administrative Changes	–	–	–	–	–	–	–	–	–	–

Total for Economic Action Plan 2012	–	–	100	276	376	436	541	651	751	3,131

Economic Action Plan 2013
Integrity Measures
Thin Capitalization Rules – Non-Resident Corporations and Trusts	–	–	–	–	–	–	–	–	–	–
Thin Capitalization Rules – Canadian-Resident Trusts	–	–	–	–	–	–	–	–	–	–
Non-Resident Trusts	–	–	–	–	–	–	–	–	–	–
Trust Loss Trading	–	–	–	65	65	65	70	70	70	405
Corporate Loss Trading	–	–	–	5	10	20	25	35	40	135
Restricted Farm Losses – Reinstating Moldowan	–	–	–	–	–	–	–	–	–	–
Synthetic Dispositions	–	–	–	–	–	–	–	–	–	–
Character Conversion Transactions	–	–	–	15	25	35	45	55	60	235
Extended Reassessment Period:
Tax Shelters and Reportable Transactions	–	–	–	–	–	–	–	–	–	–
Extended Reassessment Period:
Form T1135	–	–	–	–	–	–	–	–	–	–
Taxes in Dispute and Charitable Donation Tax Shelters	–	–	–	–	–	–	–	–	–	–
Information Requirements Regarding Unnamed Persons	–	–	–	–	–	–	–	–	–	–
International Electronic Funds Transfers	–	–	–	–	–	–	–	–	–	–

373

Table A2.2

Integrity and Fairness Tax Measures since Budget 20101

Fiscal Savings (millions of dollars)

	2010–	2011–	2012–	2013–	2014–	2015–	2016–	2017–	2018–
	2011	2012	2013	2014	2015	2016	2017	2018	2019	Total
Leveraged Life Insurance Arrangements – Leveraged Insured Annuities	–	–	–	5	15	20	25	35	40	140
Leveraged Life Insurance Arrangements – 10/8 Arrangements	–	–	–	10	50	60	65	75	85	345
Reserve for Future Services	–	–	–	–	–	–	–	–	–	–
Scientific Research and Experimental Development Program	–	–	–	–	–	–	–	–	–	–
GST/HST Business Information Requirement	–	–	–	–	–	–	–	–	–	–
GST/HST on Reports and Services for Non-Health Care Purposes	–	–	–	1	1	1	2	2	2	9
GST/HST on Paid Parking	–	–	–	–	–	–	–	–	–	–
Electronic Suppression of Sales Software Sanctions	–	–	–	–	–	–	–	–	–	–
Tax Fairness Measures
Mining Expenses – Pre-Production Mine Development Expenses	–	–	–	–	–	5	15	25	40	85
Mining Expenses – Accelerated Capital Cost Allowance for Mining	–	–	–	–	–	–	–	10	20	30
Additional Deduction for Credit Unions	–	–	–	10	30	40	60	80	85	305
Dividend Tax Credit	–	–	–	135	555	595	635	675	720	3,315
Labour-Sponsored Venture Capital Corporations Tax Credit	–	–	–	–	15	65	115	160	160	515
Deduction for Safety Deposit Boxes	–	–	–	5	30	40	40	40	40	195
Excise Duty Rate on Manufactured Tobacco	–	–	2	75	65	60	55	50	45	352

Total for Economic Action Plan 2013	–	–	2	326	861	1,006	1,152	1,312	1,407	6,066

Subtotal: Savings announced prior to Economic Action Plan 2014	260	605	1,292	2,402	3,202	3,377	3,773	3,423	3,043	21,377

Economic Action Plan 2014
Integrity Measures
Tax on Split Income	–	–	–	10	35	35	35	35	40	190
Donations of Certified Cultural Property	–	–	–	–	4	4	4	4	4	20
State Supporters of Terrorism	–	–	–	–	–	–	–	–	–	–
Captive Insurance	–	–	–	–	–	275	250	240	250	1,015
Offshore Regulated Banks	–	–	–	–	–	30	55	50	50	185
Back-to-Back Loans	–	–	–	–	–	–	–	–	–	–

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Table A2.2

Integrity and Fairness Tax Measures since Budget 20101

Fiscal Savings (millions of dollars)

	2010–	2011–	2012–	2013–	2014–	2015–	2016–	2017–	2018–
	2011	2012	2013	2014	2015	2016	2017	2018	2019	Total
Strengthening Compliance with GST/HST Registration	–	–	–	–	–	–	–	–	–	–
Standardizing Sanctions Related to False Statements in Excise Tax Returns	–	–	–	–	–	–	–	–	–	–
Tax Fairness Measures
Graduated Rate Taxation of Trusts and Estates	–	–	–	–	–	20	70	75	80	245
Non-Resident Trusts	–	–	–	–	5	25	25	25	30	110

Total for Economic Action Plan 2014	–	–	–	10	44	389	439	429	454	1,765

Total Including Economic Action Plan 2014	260	605	1,292	2,412	3,246	3,766	4,212	3,852	3,497	23,142

Note: Totals may not add due to rounding. The estimated savings from the measures introduced in Budgets 2010 and 2011 and Economic Action Plans 2012 and 2013 reflect updated tax data and economic projections.

[1]	A “-” indicates a nil amount, a small amount (less than $1 million) or an amount that cannot be determined in respect of a measure that is intended to protect the tax base.

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Tax Measures:

Notice of Ways and Means Motions

NOTICE OF WAYS AND MEANS MOTION TO AMEND THE INCOME TAX ACT

AND OTHER TAX LEGISLATION

That it is expedient to amend the Income Tax Act and other tax legislation as follows:

Adoption Expense Tax Credit

1. (1) Paragraph (a) of the description of B in subsection 118.01(2) of the Income Tax Act is replaced by the following:

(a) $15,000, and

(2) Subsection (1) applies to the 2014 and subsequent taxation years.

(3) Subsection 117.1(1) of the Act does not apply in respect of subsection 118.01(2) of the Act for the 2014 taxation year.

Medical Expense Tax Credit

2. (1) The portion of paragraph 118.2(2)( l) of the Act before subparagraph (i) is replaced by the following:

(l) on behalf of the patient who is blind or profoundly deaf or has severe autism, severe diabetes, severe epilepsy or a severe and prolonged impairment that markedly restricts the use of the patient’s arms or legs,

(2) Subsection 118.2(2) of the Act is amended by adding the following after paragraph (l.91):

(l.92) as remuneration for the design of an individualized therapy plan for the patient because of the patient’s severe and prolonged impairment, if

(i) because of the patient’s impairment, an amount would be, if this Act were read without reference to paragraph 118.3(1)( c), deductible under section 118.3 in computing a taxpayer’s tax payable under this Part for the taxation year in which the remuneration is paid,

(ii) the plan is required to access public funding for specialized therapy or is prescribed by

(A) a medical doctor or a psychologist, in the case of mental impairment, or

(B) a medical doctor or an occupational therapist, in the case of a physical impairment,

(iii) the therapy set out in the plan is prescribed by, and, if undertaken, administered under the general supervision of,

(A) a medical doctor or a psychologist, in the case of mental impairment, or

(B) a medical doctor or an occupational therapist, in the case of a physical impairment, and

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(iv) the payment is made to a person ordinarily engaged in a business that includes the design of such plans for individuals who are not related to the payee;

(3) Subsections (1) and (2) apply in respect of expenses incurred after 2013.

Search and Rescue Volunteers Tax Credit

3. (1) Subsection 81(4) of the Act is amended by replacing the portion after sub-paragraph (b)(ii) with the following:

there shall not be included in computing the individual’s income derived from the performance of those duties the lesser of $1,000 and the total of those amounts, unless the individual makes a claim under section 118.06 or 118.07 for the year.

(2) Subsection (1) applies to the 2014 and subsequent taxation years.

4. (1) Subsections 118.06(1) and (2) of the Act are replaced by the following:

118.06 (1) In this section and section 118.07, “eligible volunteer firefighting services” means services provided by an individual in the individual’s capacity as a volunteer firefighter to a fire department that consist primarily of responding to and being on call for firefighting and related emergency calls, attending meetings held by the fire department and participating in required training related to the prevention or suppression of fires, but does not include services provided to a particular fire department if the individual provides firefighting services to the department otherwise than as a volunteer.

(2) For the purpose of computing the tax payable under this Part for a taxation year by an individual, there may be deducted the amount determined by multiplying $3,000 by the appropriate percentage for the taxation year if the individual

(a) performs in the year not less than 200 hours of service each of which is an hour of

(i) eligible volunteer firefighting service for a fire department, or

(ii) eligible search and rescue volunteer service for an eligible search and rescue organization; and

(b) provides the certificates referred to in subsections (3) and 118.07(3) as and when requested by the Minister.

(2) Subsection (1) applies to the 2014 and subsequent taxation years.

5. (1) The Act is amended by adding the following after section 118.06:

118.07 (1) The following definitions apply in this section and section 118.06.

“eligible search and rescue organization” means a search and rescue organization

(a) that is a member of the Search and Rescue Volunteer Association of Canada, the Civil Air Search and Rescue Association, or the Canadian Coast Guard Auxiliary; or

(b) whose status as a search and rescue organization is recognized by a provincial, municipal or public authority.

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“eligible search and rescue volunteer services” means services, other than eligible volunteer firefighting services, provided by an individual in the individual’s capacity as a volunteer to an eligible search and rescue organization that consist primarily of responding to and being on call for search and rescue and related emergency calls, attending meetings held by the organization and participating in required training related to search and rescue services, but does not include services provided to an organization if the individual provides search and rescue services to the organization otherwise than as a volunteer.

(2) For the purpose of computing the tax payable under this Part for a taxation year by an individual, there may be deducted the amount determined by multiplying $3,000 by the appropriate percentage for the taxation year if the individual

(a) performs in the year not less than 200 hours of service each of which is an hour of

(i) eligible search and rescue volunteer service for an eligible search and rescue organization, or

(ii) eligible volunteer firefighting services for a fire department;

(b) provides the certificates referred to in subsections (3) and 118.06(3) as and when requested by the Minister; and

(c) has not deducted an amount under section 118.06 for the year.

(3) If the Minister so demands, an individual making a claim under this section in respect of a taxation year shall provide to the Minister a written certificate from the team president, or other individual who fulfils a similar role, of each eligible search and rescue organization to which the individual provided eligible search and rescue volunteer services for the year, attesting to the number of hours of eligible search and rescue volunteer services performed in the year by the individual for the particular organization.

(2) Subsection (1) applies to the 2014 and subsequent taxation years.

6. (1) Paragraph 118.3(2)( d), the description of C in subsection 118.61(1), paragraph 118.61(2)( b), paragraph (a) and subparagraph (b)(ii) of the description of C in section 118.8, the description of B in paragraph 118.81( a), sections 118.92 and 118.94, paragraph 127.531( a) and clause 128(2)(e)(iii)(A) of the Act are amended to add references to section 118.07.

(2) Subsection (1) applies to the 2014 and subsequent taxation years.

Extension of the Mineral Exploration Tax Credit for Flow-Through Share Investors

7. (1) Paragraph (a) of the definition “flow-through mining expenditure” in subsection 127(9) of the Act is replaced by the following:

(a) that is a Canadian exploration expense incurred by a corporation after March 2014 and before 2016 (including, for greater certainty, an expense that is deemed by subsection 66(12.66) to be incurred before 2016) in conducting mining exploration activity from or above the surface of the earth for the purpose of determining the existence, location, extent or quality of a mineral resource described in paragraph (a) or (d) of the definition “mineral resource” in subsection 248(1),

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(2) Paragraphs (c) and (d) of the definition “flow-through mining expenditure” in subsection 127(9) of the Act are replaced by the following:

(c) an amount in respect of which is renounced in accordance with subsection 66(12.6) by the corporation to the taxpayer (or a partnership of which the taxpayer is a member) under an agreement described in that subsection and made after March 2014 and before April 2015, and

(d) that is not an expense that was renounced under subsection 66(12.6) to the corporation (or a partnership of which the corporation is a member), unless that renunciation was under an agreement described in that subsection and made after March 2014 and before April 2015;

(3) Subsections (1) and (2) apply to expenses renounced under a flow-through share agreement entered into after March 2014.

Farming and Fishing Businesses

8. (1) Section 248 of the Act is amended by adding the following after subsection (28):

(29) For the purposes of this Act, if at any time a person or partnership carries on a farming business and a fishing business,

(a) a property used at that time principally in a combination of the activities of the farming business and the fishing business is deemed to be used at that time

(i) principally in the course of carrying on the farming business, and

(ii) principally in the course of carrying on the fishing business; and

(b) in the case of a corporation or partnership,

(i) a property used at that time principally in the course of carrying on the farming business is deemed to also be used at that time principally in the course of carrying on the fishing business, and

(ii) a property used at that time principally in the course of carrying on the fishing business is deemed to also be used at that time principally in the course of carrying on the farming business.

(2) Subsection (1) applies to dispositions and transfers of property that occur after 2013.

Tax Deferral for Farmers

9. (1) The definition “breeding animals” in subsection 80.3(1) of the Act is replaced by the following:

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“breeding animals” means deer, elk and other similar grazing ungulates, bovine cattle, bison, goats, sheep, and horses, that are over 12 months of age and are kept for breeding;

(2) Subsection 80.3(1) of the Act is amended by adding the following in alphabetical order:

“breeding bees” means bees that are not used principally to pollinate plants in greenhouses and larvae of such bees;

“breeding bee stock”, of a taxpayer at any time, means a reasonable estimate of the quantity of a taxpayer’s breeding bees held at that time in the course of carrying on a farming business using a unit of measurement that is accepted as an industry standard;

(3) Section 80.3 of the Act is amended by adding the following after subsection (4):

(4.1) If in a taxation year a taxpayer carries on a farming business in a region that is at any time in the year a prescribed drought region or a prescribed region of flood or excessive moisture and the taxpayer’s breeding bee stock at the end of the year in respect of the business does not exceed 85% of the taxpayer’s breeding bee stock at the beginning of the year in respect of the business, there may be deducted in computing the taxpayer’s income from the business for the year the amount that the taxpayer claims, not exceeding the amount, if any, determined by the formula

(A – B) × C

where

A	is the amount by which

(a) the total of all amounts included in computing the taxpayer’s income for the year from the business in respect of the sale of breeding bees in the year exceeds

(b) the total of all amounts deducted under paragraph 20(1)(n) in computing the tax-payer’s income from the business for the year in respect of an amount referred to in paragraph (a) of this description;

B	is the total of all amounts deducted in computing the taxpayer’s income from the business for the year in respect of the acquisition of breeding bees; and

C	is

(a) 30% where the taxpayer’s breeding bee stock in respect of the business at the end of the year exceeds 70% of the taxpayer’s breeding bee stock in respect of the business at the beginning of the year, and

(b) 90% where the taxpayer’s breeding bee stock in respect of the business at the end of the year does not exceed 70% of the taxpayer’s breeding bee stock in respect of the business at the beginning of the year.

(4) The portion of subsection 80.3(5) of the Act before paragraph (b) is replaced by the following:

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(5) An amount deducted under subsection (4) or (4.1) in computing the income of a taxpayer for a particular taxation year from a farming business carried on in a region prescribed under those subsections may, to the extent that the taxpayer so elects, be included in computing the taxpayer’s income from the business for a taxation year ending after the particular taxation year, and is, except to the extent that the amount has been included under this subsection in computing the taxpayer’s income from the business for a preceding taxation year after the particular year, deemed to be income of the taxpayer from the business for the taxation year of the taxpayer that is the earliest of

(a) the first taxation year beginning after the end of the period or series of continuous periods, as the case may be, for which the region is prescribed under those subsections,

(5) The portion of subsection 80.3(6) of the Act before paragraph (a) is replaced by the following:

(6) Subsections (2), (4) and (4.1) do not apply to a taxpayer in respect of a farming business for a taxation year

(6) Section 80.3 of the Act is amended by adding the following after subsection (6):

(7) In applying subsection (4.1) in respect of a taxation year, the unit of measurement used for estimating the quantity of a taxpayer’s breeding bee stock held in the course of carrying on a farming business at the end of the year is to be the same as that used for the beginning of the year.

(7) Subsections (1) to (6) apply to the 2014 and subsequent taxation years.

Amateur Athlete Trusts

10. The Act is modified in accordance with the proposals relating to Amateur Athlete Trusts described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

GST/HST Credit Administration

11. (1) The portion of subsection 122.5(3) of the Act before the formula is replaced by the following:

(3) An eligible individual in relation to a month specified for a taxation year who files a return of income for the taxation year is deemed to have paid during the specified month on account of their tax payable under this Part for the taxation year an amount equal to  1/4 of the amount, if any, determined by the formula

(2) Subsection 122.5(5) of the Act is replaced by the following:

(5) If an individual is a qualified relation of another individual in relation to a month specified for a taxation year and both those individuals would be, but for this subsection, eligible individuals in relation to the specified month, only the individual that the Minister designates is the eligible individual in relation to the specified month.

(3) Subsections (1) and (2) apply to the 2014 and subsequent taxation years.

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12. (1) Subsection 152(1.2) of the Act is amended by striking out “and” at the end of paragraph (b), by adding “and” at the end of paragraph (c) and by adding the following after paragraph (c):

(d) where the Minister determines the amount deemed by subsection 122.5(3) to have been paid by an individual for a taxation year to be nil, subsection (2) does not apply to the determination unless the individual requests a notice of determination from the Minister.

(2) Subsection (1) applies to the 2014 and subsequent taxation years.

Tax on Split Income

13. (1) Subparagraph (b)(ii) of the definition “split income” in section 120.4 of the Act is replaced by the following:

(ii) can reasonably be considered to be income derived

(A) from the provision of property or services by a partnership or trust to, or in support of, a business carried on by

(I) a person who is related to the individual at any time in the year,

(II) a corporation of which a person who is related to the individual is a specified shareholder at any time in the year, or

(III) a professional corporation of which a person related to the individual is a shareholder at any time in the year, or

(B) from a source that is a business or from the rental of property, if a person who is related to the individual at any time in the year

(I) is actively engaged on a regular basis in the activity of the partnership, in respect of which paragraph 96(1)(f) applies, of earning income from a business or the rental of property, or

(II) has an interest in the partnership directly or indirectly through another partnership, or

(2) Subparagraph (c)(ii) of the definition “split income” in section 120.4 of the Act is amended by striking out “or” at the end of clause (B), by adding “or” at the end of clause (C) and by adding the following after clause (C):

(D) to be income derived from a source that is a business or from the rental of property, if a person who is related to the individual at any time in the year is actively engaged on a regular basis in the activity of the trust of earning income from a business or the rental of property.

(3) Subsections (1) and (2) apply to the 2014 and subsequent taxation years.

Graduated Rate Taxation of Trusts and Estates

14. (1) Clause 80.04(6)( a)(ii)(B) of the Act is replaced by the following:

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(B) if the debtor is an individual (other than a trust) or a graduated rate estate, the day that is one year after the taxpayer’s filing-due date for the year;

(2) Subsection (1) applies to the 2016 and subsequent taxation years.

15. (1) Subsection 104(23) of the Act is amended by adding “and” at the end of paragraph (c), by striking out “and” at the end of paragraph (d) and by repealing paragraph (e).

(2) Subsection (1) applies to the 2016 and subsequent taxation years.

16. (1) The portion of subsection 122(1) of the Act before paragraph (a) is replaced by the following:

122. (1) Notwithstanding section 117, the tax payable under this Part for a taxation year by a trust (other than a graduated rate estate) is the total of

(2) Subsection 122(2) of the Act is repealed.

(3) Subsections (1) and (2) apply to the 2016 and subsequent taxation years.

17. (1) Subsection 127(7) of the Act is replaced by the following:

(7) If, in a particular taxation year of a taxpayer who is a beneficiary under a trust that is a graduated rate estate or that is deemed to be in existence by section 143, an amount is determined in respect of the trust under paragraph (a), (a.1), (a.4), (a.5), (b) or (e.1) of the definition “investment tax credit” in subsection (9) for its taxation year that ends in that particular taxation year, the trust may, in its return of income for its taxation year that ends in that particular taxation year, designate the portion of that amount that can, having regard to all the circumstances including the terms and conditions of the trust, reasonably be considered to be attributable to the taxpayer and was not designated by the trust in respect of any other beneficiary of the trust, and that portion is to be added in computing the investment tax credit of the taxpayer at the end of that particular taxation year and is to be deducted in computing the investment tax credit of the trust at the end of its taxation year that ends in that particular taxation year.

(2) Subsection (1) applies to the 2016 and subsequent taxation years.

18. (1) The description of C in section 127.51 of the Act is replaced by the following:

C	is

(a) $40,000, in the case of an individual (other than a trust) or a graduated rate estate; and

(b) nil, in any other case; and

(2) Subsection (1) applies to the 2016 and subsequent taxation years.

19. (1) Section 127.53 of the Act is repealed.

(2) Subsection (1) applies to the 2016 and subsequent taxation years.

20. (1) The portion of subsection 152(4.2) of the Act before paragraph (a) is replaced by the following:

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(4.2) Notwithstanding subsections (4), (4.1) and (5), for the purpose of determining, at any time after the end of the normal reassessment period of a taxpayer who is an individual (other than a trust) or a graduated rate estate in respect of a taxation year, the amount of any refund to which the taxpayer is entitled at that time for the year, or a reduction of an amount payable under this Part by the taxpayer for the year, the Minister may, if the taxpayer makes an application for that determination on or before the day that is ten calendar years after the end of that taxation year,

(2) Subsection (1) applies to the 2016 and subsequent taxation years.

21. (1) Paragraph 164(1.5)( a) of the Act is replaced by the following:

(a) if the taxpayer is an individual (other than a trust) or a graduated rate estate for the year and the taxpayer’s return of income under this Part for the year was filed on or before the day that is ten calendar years after the end of the taxation year;

(2) Subsection (1) applies to the 2016 and subsequent taxation years.

22. (1) The portion of paragraph 165(1)(a) of the Act before subparagraph (i) is replaced by the following:

(a) where the assessment is in respect of the taxpayer for a taxation year and the taxpayer is an individual (other than a trust) or a graduated rate estate for the year, on or before the later of

(2) Subsection (1) applies to the 2016 and subsequent taxation years.

23. (1) The portion of paragraph (d) of the definition “designated beneficiary” in subsection 210(1) of the Act before subparagraph (i) is replaced by the following:

(d) another trust (referred to in this paragraph as the “other trust”) that is not a graduated rate estate, a mutual fund trust or a trust that is exempt because of subsection 149(1) from tax under Part I on all or part of its taxable income, if any beneficiary under the other trust is at that time

(2) Clause (d)(iii)(A) of the definition “designated beneficiary” in subsection 210(1) of the Act is replaced by the following:

(A) a graduated rate estate,

(3) Paragraph 210(2)(a) of the Act is replaced by the following:

(a) a graduated rate estate;

(4) Subsections (1) to (3) apply to the 2016 and subsequent taxation years.

24. (1) Paragraph (a) of the definition “personal trust” in subsection 248(1) of the Act is replaced by the following:

(a) a graduated rate estate, or

(2) The portion of paragraph (b) of the definition “personal trust” in subsection 248(1) of the Act before subparagraph (i) is replaced by the following:

387

(b) a trust in which no capital interest or income interest was acquired for consideration payable directly or indirectly to

(3) Subsection 248(1) of the Act is amended by adding the following in alphabetical order:

“graduated rate estate”, at any time, means an estate that arose on and as a consequence of a death, if that time is no more than 36 months after the death and at that time the estate is a testamentary trust;

(4) The portion of subsection 248(25.1) of the Act before paragraph (a) is replaced by the following:

(25.1) If, at any time, a particular trust transfers property to another trust (other than a trust governed by a registered retirement savings plan or by a registered retirement income fund) in circumstances to which paragraph (f) of the definition “disposition” in subsection (1) applies, without affecting the personal liabilities under this Act of the trustees of either trust or the application of subsection 104(5.8),

(5) Subsections (1), (2) and (4) apply to the 2016 and subsequent taxation years.

(6) Subsection (3) comes into force on December 31, 2015.

25. (1) Paragraphs 249(1)(b) and (c) of the Act are replaced by the following:

(b) in the case of a graduated rate estate, the period for which the accounts of the estate are made up for purposes of assessment under this Act; and

(c) in any other case, a calendar year.

(2) Section 249 of the Act is amended by adding the following after subsection (4):

(4.1) For a particular trust that is created by will or that is an estate that arose on and as a consequence of a death,

(a) its taxation year that otherwise includes a particular time is deemed to end immediately before the particular time if

(i) in the case of a trust created by will, the particular time is the first time after 2015, or

(ii) in the case of an estate, the particular time is the first time after 2015 at which the estate is not a graduated rate estate;

(b) a new taxation year of the particular trust is deemed to begin at the particular time; and

(c) for the purpose of determining the particular trust’s fiscal period after the particular time, it is deemed not to have established a fiscal period before that time.

(3) Subsection (1) applies to the 2016 and subsequent taxation years.

(4) Subsection (2) comes into force on December 31, 2015.

26. (1) The portion of paragraph 249.1(1)( b) of the Act before clause (ii)(B) is replaced by the following:

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(b) in the case of

(i) an individual (other than an individual to whom section 149 or 149.1 applies or a trust),

(i.1) a trust (other than a mutual fund trust if the fiscal period is one to which paragraph 132.11(1)( c) applies or a graduated rate estate),

(ii) a partnership of which

(A) an individual (other than an individual to whom section 149 or 149.1 applies or a graduated rate estate),

(2) Subsection (1) applies to the 2016 and subsequent taxation years.

27. The Act and the Income Tax Regulations are further modified to make such amendments as are necessary to give effect to the proposals relating to Graduated Rate Taxation of Trusts and Estates described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Non-Resident Trusts

28. (1) The definition “connected contributor” in subsection 94(1) of the Act is replaced by the following:

“connected contributor”, to a trust at a particular time, means a contributor to the trust at the particular time, other than a person all of whose contributions to the trust made at or before the particular time were made at a non-resident time of the person.

(2) The definition “resident contributor” in subsection 94(1) of the Act is replaced by the following:

“resident contributor”, to a trust at any time, means a person that is, at that time, resident in Canada and a contributor to the trust, but – if the trust is an inter vivos trust that was created before 1960 by a person who was non-resident when the trust was created – does not include an individual (other than a trust) who has not, after 1959, made a contribution to the trust.

(3) Subparagraph 94(11)(b)(ii) of the Act is replaced by the following:

(ii) would be deemed to be resident in Canada immediately before that time because of paragraph (3)(a) if this section, as it read in its application to 2013 taxation years, were read without reference to paragraph (a) of the definition “connected contributor” in subsection (1) and paragraph (a) of the definition “resident contributor” in that subsection,

(4) Subsections (1) to (3) apply to taxation years that end on or after Budget Day, except that those subsections do not apply in respect of a trust to taxation years that end before 2015 if the following conditions are satisfied:

(a) no contributions are made to the trust on or after Budget Day and before 2015; and

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(b) if the trust were to have a particular taxation year that ended after 2013 and before Budget Day,

(i) the trust would be non-resident for the purpose of computing its income for the particular year, and

(ii) if the definitions “resident contributor” and “connected contributor” in subsection 94(1) of the Act were read for the particular year without reference to their paragraphs (a), the trust would be resident in Canada for the purpose of computing its income for the particular year.

29. (1) The portion of subsection 94.2(1) of the Act before paragraph (a) is replaced by the following:

94.2 (1) Subsection (2) applies to a beneficiary under a trust, and to any particular person of which any such beneficiary is a controlled foreign affiliate, at any time if

(2) Subsection (1) applies to taxation years that end on or after Budget Day, except that it does not apply in respect of a trust to taxation years that end before 2015 if the following conditions are satisfied:

(a) no contributions are made to the trust on or after Budget Day and before 2015; and

(b) if the trust were to have a particular taxation year that ended after 2013 and before Budget Day,

(i) the trust would be non-resident for the purpose of computing its income for the particular year, and

(ii) if the definitions “resident contributor” and “connected contributor” in subsection 94(1) of the Act were read for the particular year without reference to their paragraphs (a), the trust would be resident in Canada for the purpose of computing its income for the particular year.

Donations of Ecologically Sensitive Land

30. (1) The portion of subparagraph 110.1(1)( d)(iii) of the Act before clause (A) is replaced by the following:

(iii) the gift was made by the corporation in the year or in any of the ten preceding taxation years to

(2) Subsection (1) applies to gifts made on or after Budget Day.

31. (1) The portion of paragraph (c) of the definition “total ecological gifts” in subsection 118.1(1) of the Act before subparagraph (i) is replaced by the following:

(c) the gift was made by the individual in the year or in any of the ten preceding taxation years to

(2) Subsection (1) applies to gifts made on or after Budget Day.

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Estate Donations

32. Subparagraphs 38(a.1)(ii) and (a.2)(ii) and 39(1)(a)(i. 1) and section 118.1 of the Act are modified in accordance with the proposals relating to Estate Donations described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Donations of Certified Cultural Property

33. (1) Paragraph 248(37)(c) of the Act is replaced by the following:

(c) of an object referred to in subparagraph 39(1)(a)(i. 1), other than an object acquired under a gifting arrangement (as defined in subsection 237.1(1)) that is a tax shelter;

(2) Subsection (1) applies to gifts made on or after Budget Day.

State Supporters of Terrorism

34. (1) Subsection 149.1(4.1) of the Act is amended by striking out “and” at the end of paragraph (d), by adding “and” at the end of paragraph (e) and by adding the following after paragraph (e):

(f) of a registered charity, if it accepts a gift from a foreign state, as defined in section 2 of the State Immunity Act, that is set out on the list referred to in subsection 6.1(2) of that Act.

(2) Subsection 149.1(4.2) of the Act is amended by striking out “or” at the end of paragraph (b), by adding “or” at the end of paragraph (c) and by adding the following after paragraph (c):

(d) if the association accepts a gift from a foreign state, as defined in section 2 of the State Immunity Act, that is set out on the list referred to in subsection 6.1(2) of that Act.

(3) Subsection 149.1(25) of the Act is amended by striking out “or” at the end of paragraph (a), by adding “or” at the end of paragraph (b) and by adding the following after paragraph (b):

(c) the charity or association has accepted a gift from a foreign state, as defined in section 2 of the State Immunity Act, that is set out on the list referred to in subsection 6.1(2) of that Act.

(4) Subsections (1) to (3) apply in respect of gifts accepted on or after Budget Day.

Captive Insurance

35. (1) Subsection 95(2) of the Act is amended by adding the following after paragraph (a.2):

(a.21) for the purposes of paragraph (a.2), one or more risks insured by a foreign affiliate of a taxpayer (in this paragraph referred to as the “foreign policy pool”) that, if this Act were read without reference to this paragraph, would not be risks in respect of a person, property or business described in any of subparagraphs (a.2)(i) to (iii) are deemed to be risks in respect of a person resident in Canada if

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(i) the affiliate, or a person or partnership that does not deal at arm’s length with the affiliate, enters into one or more agreements or arrangements in respect of the foreign policy pool,

(ii) as a result of those agreements or arrangements, the affiliate’s risk of loss or opportunity for gain or profit in respect of the foreign policy pool, in combination with its risk of loss or opportunity for gain in respect of the agreements or arrangements, can reasonably be considered to be — or could reasonably be considered to be if the affiliate had entered into the agreements or arrangements entered into by the person or partnership — determined, in whole or in part, by reference to one or more criteria in respect of one or more risks insured by another person or partnership (in this paragraph referred to as the “tracked policy pool”), which criteria are:

(A) the fair market value of the tracked policy pool,

(B) the revenue, income, loss or cash flow from the tracked policy pool, or

(C) any other similar criteria, and

(iii) 10% or more of the tracked policy pool is comprised of risks in respect of a person, property or business described in any of subparagraphs (a.2)(i) to (iii);

(a.22) if the conditions in paragraph (a.21) are satisfied in respect of a foreign affiliate of a taxpayer, or a foreign affiliate of another taxpayer with which the taxpayer does not deal at arm’s length, and a particular foreign affiliate of the taxpayer, or a partnership of which the particular affiliate is a member, has entered into one or more agreements or arrangements described in that paragraph,

(i) activities performed in connection with those agreements or arrangements are deemed to be a separate business, other than an active business, carried on by the particular affiliate to the extent that those activities can reasonably be considered to be performed for the purpose of obtaining the result described in subparagraph (a.21)(ii), and

(ii) any income of the particular affiliate from the business (including income that pertains to or is incident to the business) is deemed to be income from a business other than an active business;

(2) Subsection (1) applies to taxation years of a taxpayer that begin on or after Budget Day.

Offshore Regulated Banks

36. (1) Section 95 of the Act is amended by adding the following after subsection (2.1):

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(2.11) For the purposes of the definition “investment business” in subsection (1), a taxpayer or a foreign affiliate of the taxpayer, as the case may be, is deemed not to have established that the conditions in subparagraph (a)(i) of that definition have been satisfied unless

(a) the taxpayer is

(i) a particular corporation that is a bank listed in Schedule I to the Bank Act, a trust company, a credit union, an insurance corporation or a trader or dealer in securities or commodities resident in Canada, the business activities of which are subject by law to the supervision of a regulating authority such as the Superintendent of Financial Institutions or a similar authority of a province,

(ii) a subsidiary wholly-owned corporation of a particular corporation described in subparagraph (i), or

(iii) a corporation of which a particular corporation described in subparagraph (i) is a subsidiary wholly-owned corporation and that is subject by law to the supervision of the same regulating authority as the particular corporation; and

(b) either

(i) the particular corporation described in subparagraph (a)(i) is a bank, trust company or insurance corporation that has, or is deemed for certain purposes to have, $2 billion or more of equity

(A) in the case of a bank, under the Bank Act,

(B) in the case of a trust company, under the Trust and Loan Companies Act, or

(C) in the case of an insurance corporation, under the Insurance Companies Act, or

(ii) more than 50% of the total of all amounts each of which is an amount of taxable capital employed in Canada (within the meaning assigned by Part I.3) of the taxpayer — or a corporation resident in Canada that is related to the taxpayer — for the year is attributable to a business carried on in Canada, the activities of which are subject to the supervision of a regulating authority such as the Superintendent of Financial Institutions or a similar authority of a province.

(2) Subsection (1) applies to taxation years of a taxpayer that begin after 2014.

Back-to-Back Loans

37. (1) The portion of subsection 18(5) of the Act before the definition “beneficiary” is replaced by the following:

(5) Notwithstanding any other provision of this Act (other than subsection (5.1)), in this subsection and subsections (4) to (6.1)

(2) Subsection 18(6) of the Act is replaced by the following:

(6) Subsection (6.1) applies at any time in respect of a taxpayer if at that time

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(a) the taxpayer has a particular amount outstanding as or on account of a particular debt or other obligation to pay an amount to a person or partnership (in this subsection and subsection (6.1) referred to as the “intermediary”);

(b) as part of a transaction, or series of transactions or events, that includes the taxpayer becoming obligated to pay the particular amount, the intermediary, or a person or partnership that does not deal at arm’s length with the intermediary,

(i) has an interest in, or for civil law any right in, property that secures payment of the particular amount which interest or right was provided directly or indirectly by a non-resident person described in subparagraph (a)(i) of the definition “outstanding debts to specified non-residents” in subsection (5), or

(ii) has an amount outstanding as or on account of a debt or other obligation to pay an amount to a non-resident person described in subparagraph (a)(i) of the definition “outstanding debts to specified non-residents” in subsection (5)

(A) for which recourse is limited, either immediately or in the future and either absolutely or contingently, to the particular debt or other obligation, or

(B) that was entered into on condition that the particular debt or other obligation also be entered into; and

(c) the intermediary is not a person described in subparagraph (a)(i) of the definition “outstanding debts to specified non-residents” in subsection (5).

(6.1) If this subsection applies at any time in respect of a taxpayer, then for the purposes of applying subsections (4) and (5),

(a) the portion of the particular amount, at that time, referred to in paragraph (6)(a) that is equal to the lesser of the following amounts is deemed to be an amount outstanding as or on account of a debt or other obligation to pay an amount to a specified non-resident shareholder or a specified non-resident beneficiary, as the case may be, of the taxpayer and not to the intermediary:

(i) the total of all amounts each of which is at that time

(A) if the condition described in subparagraph (6)(b)(i) is satisfied, the fair market value of a property described in that subparagraph, and

(B) if either of the conditions described in subparagraph (6)(b)(ii) are satisfied, an amount outstanding described in that subparagraph, and

(ii) the particular amount; and

(b) the proportion of the interest paid or payable by the taxpayer, in respect of a period throughout which paragraph (a) applies, on the particular debt or obligation referred to in paragraph (6)(a) that the average of all amounts, each of which is an amount that is deemed by paragraph (a) to be outstanding at a time during the period is of the average of all amounts each of which is the particular amount outstanding at a time during the period is deemed to be paid or payable by the taxpayer for the period on the amount that is deemed by paragraph (a) to be outstanding.

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(3) The portion of subsection 18(7) of the Act before paragraph (a) is replaced by the following:

(7) For the purposes of this subsection, paragraph (4)(a), subsections (5) to (6.1), and paragraph 12(1)(l.1), each member of a partnership at any time is deemed at that time

(4) Subsections (1) to (3) apply to taxation years that begin after 2014.

38. (1) Section 212 of the Act is amended by adding the following after subsection (3):

(3.1) Subsections (3.2) and (3.3) apply at any time in respect of a taxpayer if

(a) the taxpayer pays or credits a particular amount at that time on account or in lieu of payment of, or in satisfaction of, interest in respect of a particular debt or other obligation to pay an amount to a person or partnership (in this subsection referred to as the “intermediary”);

(b) at any time in the period during which the interest accrued (in subsections (3.2) and (3.3) referred to as the “relevant period”), as part of a transaction, or series of transactions or events, that includes the taxpayer becoming obligated to pay an amount in respect of the particular debt or other obligation, the intermediary, or any person or partnership that does not deal at arm’s length with the intermediary,

(i) has an interest in, or for civil law any right in, property that secures payment of the particular debt or other obligation which interest or right was provided directly or indirectly by a non-resident person, or

(ii) has an amount outstanding as or on account of a debt or other obligation to pay an amount to a non-resident person

(A) for which recourse is limited, either immediately or in the future and either absolutely or contingently, to the particular debt or other obligation, or

(B) that was entered into on condition that the particular debt or other obligation also be entered into; and

(c) if the particular amount were paid or credited to the non-resident person rather than the intermediary, the tax that would be payable under this Part is greater than the tax payable under this Part (determined without reference to this subsection and subsection (3.2)) in respect of the particular amount.

(3.2) If this subsection applies at any time in respect of a taxpayer, for the purposes of paragraph (1)(b), the taxpayer is deemed, at that time, to pay interest to a non-resident person referred to in paragraph (3.1)( b) the amount of which is determined by the formula

A × B/C × (D – E)/D

where

A	is the particular amount referred to in paragraph (3.1)(a);

B	is the average of all amounts each of which is the lesser of

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(i) the amount of the particular debt or other obligation referred to in paragraph (3.1)(a) outstanding at a particular time in the relevant period; and

(ii) the total of all amounts each of which is at that particular time

(A) if, in respect of the non-resident person, the condition in subparagraph (3.1)(b)(i) is satisfied at that particular time, the fair market value of the property described in that subparagraph,

(B) if, in respect of the non-resident person, the condition in clause (3.1)(b)(ii)(A) or (B) is satisfied at that particular time, the amount outstanding described in sub-paragraph (3.1)(b)(ii), and

(C) if neither clause (A) nor (B) applies at that particular time, nil;

C	is the average of all amounts each of which is the amount of the particular debt or other obligation outstanding at a time in the relevant period;

D	is the rate of tax that would be imposed under this Part on the particular amount if the particular amount were paid by the taxpayer to the non-resident person; and

E	is the rate of tax imposed under this Part on the particular amount.

(3.3) If subsection (3.2) applies to deem a taxpayer to pay interest to more than one non-resident person referred to in paragraph (3.1)(b) in respect of a particular debt or other obligation and the total of all amounts determined (without reference to this subsection) for B in the formula in subsection (3.2) in respect of the particular debt or other obligation exceeds the average of all amounts each of which is the amount of the particular debt or other obligation outstanding at a time in the relevant period, then the taxpayer may reduce the amount determined for B in respect of one or more non-resident persons by one or more amounts designated by the taxpayer, as is reasonable in the circumstances, provided that the total of all the designated amounts is not more than that excess.

(2) Subsection (1) applies to amounts paid or credited after 2014.

396

NOTICE OF WAYS AND MEANS MOTION TO AMEND THE

EXCISE TAX ACT

That it is expedient to amend the Excise Tax Act as follows:

Improving the Application of the GST/HST to the Health Care Sector

1. (1) The portion of the definition “practitioner” in section 1 of Part II of Schedule V to the Excise Tax Act before paragraph (b) is replaced by the following:

“practitioner”, in respect of a supply of optometric, chiropractic, physiotherapy, chiropodic, podiatric, osteopathic, audiological, speech-language pathology, occupational therapy, psychological, midwifery, dietetic, acupuncture or naturopathic services, means a person who

(a) practises the profession of optometry, chiropractic, physiotherapy, chiropody, podia-try, osteopathy, audiology, speech-language pathology, occupational therapy, psychology, midwifery, dietetics, acupuncture or naturopathy as a naturopathic doctor, as the case may be,

(2) Subsection (1) applies to supplies made after Budget Day.

2. (1) Section 7 of Part II of Schedule V to the Act is amended by striking out “and” at the end of paragraph (j) and by adding the following after paragraph (k):

(l) acupuncture services; and

(m) naturopathic services.

(2) Subsection (1) applies to supplies made after Budget Day.

3. (1) The portion of section 14 of Part II of Schedule V to the Act before paragraph (b) is replaced by the following:

14. A supply (other than a zero-rated supply or a prescribed supply) of a training service, or of a service of designing a training plan, if

(a) the training is specially designed to assist individuals with a disorder or disability in coping with the effects of the disorder or disability or to alleviate or eliminate those effects and is given or, in the case of a service of designing a training plan, is to be given to a particular individual with the disorder or disability or to another individual who provides personal care or supervision to the particular individual otherwise than in a professional capacity; and

(2) Subparagraphs 14(b)(i) and (ii) of Part II of Schedule V to the Act are replaced by the following:

(i) a person acting in the capacity of a practitioner, medical practitioner, social worker or registered nurse, and in the course of a professional-client relationship between the person and the particular individual, has certified in writing that the training is or, in the case of a service of designing a training plan, will be an appropriate means to assist the particular individual in coping with the effects of the disorder or disability or to alleviate or eliminate those effects,

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(ii) a prescribed person, or a member of a prescribed class of persons, has, subject to prescribed circumstances or conditions, certified in writing that the training is or, in the case of a service of designing a training plan, will be an appropriate means to assist the particular individual in coping with the effects of the disorder or disability or to alleviate or eliminate those effects, or

(3) Subsections (1) and (2) apply to any supply made after Budget Day.

4. (1) The portion of section 15 of Part II of Schedule V to the Act before paragraph (a) is replaced by the following:

15. A training service or a service of designing a training plan is not included in section 14 if the training is similar to training ordinarily given to individuals who

(2) Subsection (1) applies to any supply made after Budget Day.

5. (1) Part II of Schedule VI to the Act is amended by adding the following after section 9:

9.1 A supply of eyewear that is specially designed to treat or correct a defect of vision by electronic means, if the eyewear is supplied on the written order of a person that is entitled under the laws of a province to practise the profession of medicine or optometry for the treatment or correction of a defect of vision of a consumer who is named in the order.

(2) Subsection (1) applies to any supply made after Budget Day.

GST/HST Election for Closely Related Persons

6. (1) Paragraph (c) of the definition “qualifying member” in subsection 156(1) of the Act is replaced by the following:

(c) one of the following conditions is met:

(i) the registrant has property (other than financial instruments and property having a nominal value) and has last manufactured, produced, acquired or imported all or substantially all of its property (other than financial instruments and property having a nominal value) for consumption, use or supply exclusively in the course of commercial activities of the registrant,

(ii) the registrant has no property (other than financial instruments and property having a nominal value) and has made supplies and all or substantially all of the supplies made by the registrant are taxable supplies, or

(iii) the registrant has no property (other than financial instruments and property having a nominal value) and has not made taxable supplies and it is reasonable to expect that

(A) the registrant will be making supplies throughout the next twelve months,

(B) all or substantially all of these supplies will be taxable supplies, and

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(C) all or substantially all of the property (other than financial instruments and property having a nominal value) to be manufactured, produced, acquired or imported by the registrant within the next twelve months will be for consumption, use or supply exclusively in the course of commercial activities of the registrant.

(2) Subsection 156(2) of the Act is replaced by the following:

(2) For the purposes of this Part, if at any time after 2014 a person that is a specified member of a qualifying group files an election made jointly by the person and another specified member of the group, every taxable supply made between the person and the other specified member at a time when the election is in effect is deemed to have been made for no consideration.

(3) Section 156 of the Act is amended by adding the following after subsection (2):

(2.01) For the purposes of this section, if an election made under this section has been filed by any person before January 1, 2015, the election is deemed never to have been filed.

(4) Subsection 156(4) of the Act is replaced by the following:

(4) An election under subsection (2) made jointly by a particular specified member of a qualifying group and another specified member of the group and a revocation of the election by those specified members shall

(a) be made in prescribed form containing prescribed information and specify the day (in this subsection referred to as the “effective day”) on which the election or revocation is to become effective; and

(b) be filed with the Minister in prescribed manner on or before

(i) the particular day that is the earlier of

(A) the day on or before which the particular specified member must file a return under Division V for the reporting period of the particular specified member that includes the effective day, and

(B) the day on or before which the other specified member must file a return under Division V for the reporting period of the other specified member that includes the effective day, or

(ii) any day after the particular day that the Minister may allow.

(5) Section 156 of the Act is amended by adding the following after subsection (4):

(5) A particular person and another person are jointly and severally, or solidarily, liable for all obligations under this Part that result upon, or as a consequence of, a failure to account for or pay as and when required under this Part an amount of net tax of the particular person or of the other person if that tax is attributable to a supply made at any time between the particular person and the other person and if

(a) an election under subsection (2) made jointly by the particular person and the other person

(i) is in effect at that time, or

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(ii) ceased to be in effect before that time but the particular person and the other person are conducting themselves as if the election were in effect at that time; or

(b) the particular person and the other person purport to have jointly made an election under subsection (2) before that time and are conducting themselves as if an election under subsection (2) made jointly by the particular person and the other person were in effect at that time.

(6) Subsections (1) and (3) come into force on January 1, 2015.

(7) Subsection (2) applies to any supply made after 2014.

(8) Subsection (4) applies in respect of an election or a revocation the effective date of which is after 2014 and in respect of an election that is in effect on January 1, 2015, except that for an election that is in effect before 2015, and for a revocation of that election that is to become effective before 2016, paragraph 156(4)(b) of the Act, as enacted by subsection (4), is to be read as follows:

(b) be filed with the Minister in prescribed manner after 2014 and before January 1, 2016 or any later day that the Minister may allow.

(9) Subsection (5) applies in respect of supplies made after 2014.

Strengthening Compliance with GST/HST Registration

7. Subparagraph 179(2)(c)(i) of the Act is replaced by the following:

(i) states the consignee’s name and registration number assigned under section 241, and

8. Section 241 of the Act is amended by adding the following after subsection (1.2):

(1.3) If the Minister has reason to believe that a person that is not registered under this Subdivision is required to be registered for the purposes of this Part and has failed to apply for registration under this Subdivision as and when required, the Minister may send a notice in writing (in this section referred to as a “notice of intent”) to the person that the Minister proposes to register the person under subsection (1.5).

(1.4) Upon receipt of a notice of intent, a person must apply for registration under this Subdivision or establish to the satisfaction of the Minister that the person is not required to be registered for the purposes of this Part.

(1.5) If, after 60 days after the particular day on which a notice of intent was sent by the Minister to a person, the person has not applied for registration under this Subdivision and the Minister is not satisfied that the person is not required to be registered for the purposes of this Part, the Minister may register the person and, upon doing so, must assign a registration number to the person and notify the person in writing of the registration number and the effective date of the registration, which effective date is not to be earlier than 60 days after the particular day.

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NOTICE OF WAYS AND MEANS MOTION TO AMEND THE

EXCISE ACT, 2001 AND THE EXCISE TAX ACT

That it is expedient to amend the Excise Act, 2001 and the Excise Tax Act as follows:

Tobacco Taxation

1. (1) The portion of subsection 42(1) of the French version of the Excise Act, 2001 before paragraph (a) is replaced by the following:

42. (1) Un droit sur les produits du tabac fabriqués au Canada ou importés et sur le tabac en feuilles importé est imposé aux taux prévus à l’annexe 1 et est exigible :

(2) Subsection (1) is deemed to have come into force on the day after Budget Day.

2. (1) The portion of section 43 of the French version of the Act before paragraph (a) is replaced by the following:

43. Est imposé aux taux prévus à l’annexe 2, en plus du droit imposé en vertu de l’article 42, un droit sur les cigares qui sont fabriqués et vendus au Canada ou importés. Ce droit est exigible :

(2) Subsection (1) is deemed to have come into force on the day after Budget Day.

3. (1) The Act is amended by adding the following after section 43:

43.1 (1) In this section, “inflationary adjusted year” means 2019 and every fifth year after that year.

(2) Each rate of duty set out in sections 1 to 4 of Schedule 1 and paragraph (a) of Schedule 2 in respect of a tobacco product is to be adjusted on December 1 of a particular inflationary adjusted year so that the rate be equal to the greater of

(a) the rate determined by the formula

A × B

where

A	is the rate of duty applicable to the tobacco product on November 30 of the particular inflationary adjusted year, and

B	is the amount determined by the formula in subparagraph (i) or (ii), rounded to the nearest one-thousandth, or, if the amount is equidistant from two consecutive one-thousandths, rounded to the higher one-thousandth,

(i) if the particular inflationary adjusted year is 2019,

C/D

where

C	is the Consumer Price Index for the 12 month period ending on September 30, 2019, and

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D	is the Consumer Price Index for the 12 month period that ended on September 30, 2013,

(ii) for any other particular inflationary adjusted year,

E/F

where

E	is the Consumer Price Index for the 12 month period ending on September 30 of the particular inflationary adjusted year, and

F	is the Consumer Price Index for the 12 month period ending on September 30 of the inflationary adjusted year that precedes the particular inflationary adjusted year; and

(b) the rate of duty referred to in the description of A in paragraph (a).

(3) The adjusted rate determined under subsection (2) is to be rounded to the nearest one-hundred-thousandth or, if the adjusted rate is equidistant from two consecutive one-hundred-thousandths, to the higher one-hundred-thousandth.

(4) In this section, the Consumer Price Index for any 12 month period is the result arrived at by

(a) aggregating the Consumer Price Index for Canada, as published by Statistics Canada under the authority of the Statistics Act, for each month in that period;

(b) dividing the aggregate obtained under paragraph (a) by twelve; and

(c) rounding the result obtained under paragraph (b) to the nearest one-thousandth or, if the result obtained is equidistant from two consecutive one-thousandths, to the higher one-thousandth.

(2) Subsection (1) is deemed to have come into force on the day after Budget Day.

4. (1) Subsection 53(1) of the French version of the Act is replaced by the following:

53. (1) Un droit spécial est imposé, aux taux prévus à l’article 1 de l’annexe 3, sur le tabac fabriqué importé qui est livré à une boutique hors taxes et qui n’est pas estampillé.

(2) Subsection (1) is deemed to have come into force on the day after Budget Day.

5. (1) Subsection 54(2) of the French version of the Act is replaced by the following:

(2) Un droit spécial est imposé, aux taux prévus à l’article 2 de l’annexe 3, sur le tabac du voyageur au moment de son importation.

(2) Subsection (1) is deemed to have come into force on the day after Budget Day.

6. (1) Paragraphs 56(1)(a) and (b) of the French version of the Act are replaced by the following:

a) si l’exportation est effectuée conformément à l’alinéa 50(4)a) par le titulaire de licence de tabac qui a fabriqué les produits, les taux prévus à l’article 3 de l’annexe 3;

b) sinon, les taux prévus à l’article 4 de l’annexe 3.

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(2) Subsection (1) is deemed to have come into force on the day after Budget Day.

7. (1) The headings before section 58.1 of the Act are replaced by the following:

PART 3.1

CIGARETTE INVENTORY TAX

(2) Subsection (1) is deemed to have come into force on the day after Budget Day.

8. (1) The definitions “loose tobacco”, “taxed tobacco” and “unit” in section 58.1 of the Act are repealed.

(2) Section 58.1 of the Act is amended by adding the following in alphabetical order:

“adjustment day” means

(a) the day after Budget Day; or

(b) in the case of an inflationary adjusted year, December 1 of that year.

“inflationary adjusted year” has the same meaning as in subsection 43.1(1).

“taxed cigarettes” of a person means cigarettes in respect of which duty has been imposed under section 42 before the day after Budget Day at the rate set out in paragraph 1(b) of Schedule 1, as that provision read on Budget Day, and that, at the beginning of the day after Budget Day,

(a) were owned by that person for sale in the ordinary course of a business of the person;

(b) were not held in a vending machine; and

(c) were not relieved from that duty under this Act.

(3) The portion of the definition “taxed cigarettes” in section 58.1 of the Act before paragraph (a), as enacted by subsection (2), is replaced by the following:

“taxed cigarettes” of a person means cigarettes in respect of which duty has been imposed under section 42 or 53 at the rate applicable on the day before an adjustment day other than the day after Budget Day, and that, at the beginning of the adjustment day,

(4) Subsections (1) and (2) are deemed to have come into force on the day after Budget Day.

(5) Subsection (3) comes into force on November 30, 2019.

9. (1) Sections 58.2 to 58.4 of the Act are replaced by the following:

58.2 (1) Subject to section 58.3, every person shall pay to Her Majesty a tax on all taxed cigarettes of the person held at the beginning of the day after Budget Day at the rate of $0.02015 per cigarette.

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(2) Subject to section 58.3, every person shall pay to Her Majesty a tax on all taxed cigarettes of the person held at the beginning of December 1 of an inflationary adjusted year at a rate per cigarette equal to

(a) in the case of cigarettes in respect of which duty has been imposed under section 42, the amount determined by the formula

(A – B)/5

where

A	is the rate of duty applicable under paragraph 1(b) of Schedule 1 for each five cigarettes on December 1 of the inflationary adjusted year, and

B	is the rate of duty applicable under section 1 of Schedule 1 for each five cigarettes on November 30 of the inflationary adjusted year; and

(b) in the case of cigarettes in respect of which duty has been imposed under section 53, the amount determined by the formula

C – D

where

C	is the rate of duty applicable under paragraph 1(a) of Schedule 3 per cigarette on December 1 of the inflationary adjusted year, and

D	is the rate of duty applicable under paragraph 1(a) of Schedule 3 per cigarette on November 30 of the inflationary adjusted year.

(3) The amount determined under paragraph (2)(a) or (b) is to be rounded to the nearest one-hundred-thousandth or, if the amount is equidistant from two consecutive one-hundred-thousandths, to the higher one-hundred-thousandth.

58.3 Tax under this Part in respect of the inventory of all taxed cigarettes of a person that is held at the beginning of an adjustment day at a separate retail establishment of the person is not payable if that retail establishment holds inventory of 30,000 or fewer cigarettes.

58.4 Every person liable to pay tax under this Part shall, for the purposes of this Part, determine that person’s inventory of all taxed cigarettes held at the beginning of an adjustment day.

(2) Subsection (1) is deemed to have come into force on the day after Budget Day.

10. (1) Subsection 58.5(1) of the Act is replaced by the following:

58.5 (1) Every person liable to pay tax under this Part shall file a return with the Minister in the prescribed form and manner on or before,

(a) in the case of the tax imposed under subsection 58.2(1), April 30, 2014; or

(b) in any other case, the last day of the month following December of an inflationary adjusted year.

(2) Subsection (1) is deemed to have come into force on the day after Budget Day.

11. (1) Subsection 58.6(1) of the Act is replaced by the following:

58.6 (1) Every person shall pay to the Receiver General the total tax payable by the person under this Part on or before

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(a) in the case of the tax imposed under subsection 58.2(1), April 30, 2014; or

(b) in any other case, the last day of the month following December of an inflationary adjusted year.

(2) Subsection (1) is deemed to have come into force on the day after Budget Day.

12. (1) Section 180.1 of the Act is replaced by the following:

180.1 (1) The Minister may refund to a person who has imported manufactured tobacco an amount determined in accordance with subsection (2) in respect of the tobacco if

(a) the person provides evidence satisfactory to the Minister that

(i) duty was imposed on the tobacco under section 42 at a rate set out in paragraph 1(b), 2(b) or 3(b) of Schedule 1, as those paragraphs read on Budget Day, and paid, and

(ii) the tobacco was black stock

(A) that was delivered to a duty free shop or customs bonded warehouse, or to a person for use as ships’ stores in accordance with the Ships’ Stores Regulations, before the day after Budget Day, or

(B) that was exported before the day after Budget Day for delivery to a foreign duty free shop or as foreign ships’ stores; and

(b) the person applies to the Minister for the refund within two years after the tobacco was imported.

(2) The amount of the refund is equal to the amount by which

(a) the duty referred to in subparagraph (1)(a)(i)

exceeds

(b) the duty that would have been imposed under section 42 on the tobacco if the applicable rate of duty had been the rate set out in paragraph 1(a), 2(a) or 3(a) of Schedule 1, as those paragraphs read on Budget Day.

(2) Section 180.1 of the Act is repealed.

(3) Subsection (1) is deemed to have come into force on the day after Budget Day.

(4) Subsection (2) comes into force two years after Budget Day.

13. (1) Paragraph 216(2)(a) of the Act is replaced by the following:

(a) the total of

(i) $0.21 multiplied by the number of cigarettes to which the offence relates,

(ii) $0.21 multiplied by the number of tobacco sticks to which the offence relates,

(iii) $0.26 multiplied by the number of grams of manufactured tobacco other than cigarettes or tobacco sticks to which the offence relates, and

(iv) $0.41 multiplied by the number of cigars to which the offence relates, and

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(2) Paragraph 216(2)(a) of the Act, as enacted by subsection (1), is replaced by the following:

(a) the total of

(i) in the case of cigarettes, the number of cigarettes to which the offence relates multiplied by the amount, rounded to the nearest one-hundredth, or, if the amount is equidistant from two consecutive one-hundredths, rounded to the higher one-hundredth, determined by the formula

(A/5) × 2

where

A is the rate of duty applicable under section 1 of Schedule 1 for each five cigarettes at the time the offence was committed,

(ii) in the case of tobacco sticks, the number of tobacco sticks to which the offence relates multiplied by the amount, rounded to the nearest one-hundredth, or, if the amount is equidistant from two consecutive one-hundredths, rounded to the higher one-hundredth, determined by the formula

B × 2

where

B is the rate of duty applicable under section 2 of Schedule 1 per tobacco stick at the time the offence was committed,

(iii) in the case of manufactured tobacco other than cigarettes or tobacco sticks, the number of grams of manufactured tobacco to which the offence relates multiplied by the amount, rounded to the nearest one-hundredth, or, if the amount is equidistant from two consecutive one-hundredths, rounded to the higher one-hundredth, determined by the formula

(C/50) × 2

where

C is the rate of duty applicable under section 3 of Schedule 1 per 50 grams at the time the offence was committed, and

(iv) in the case of cigars, the number of cigars to which the offence relates multiplied by the amount, rounded to the nearest one-hundredth, or, if the amount is equidistant from two consecutive one-hundredths, rounded to the higher one-hundredth, determined by the formula

D × 5

where

D is the rate of duty applicable under paragraph (a) of Schedule 2 per cigar at the time the offence was committed, and

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(3) Paragraph 216(3)(a) of the Act is replaced by the following:

(a) the total of

(i) $0.32 multiplied by the number of cigarettes to which the offence relates,

(ii) $0.32 multiplied by the number of tobacco sticks to which the offence relates,

(iii) $0.39 multiplied by the number of grams of manufactured tobacco other than cigarettes or tobacco sticks to which the offence relates, and

(iv) $0.82 multiplied by the number of cigars to which the offence relates, and

(4) Paragraph 216(3)(a) of the Act, as enacted by subsection (3), is replaced by the following:

(a) the total of

(i) in the case of cigarettes, the number of cigarettes to which the offence relates multiplied by the amount, rounded to the nearest one-hundredth, or, if the amount is equidistant from two consecutive one-hundredths, rounded to the higher one-hundredth, determined by the formula

(A/5) × 3

where

A is the rate of duty applicable under section 1 of Schedule 1 for each five cigarettes at the time the offence was committed,

(ii) in the case of tobacco sticks, the number of tobacco sticks to which the offence relates multiplied by the amount, rounded to the nearest one-hundredth, or, if the amount is equidistant from two consecutive one-hundredths, rounded to the higher one-hundredth, determined by the formula

B × 3

where

B is the rate of duty applicable under section 2 of Schedule 1 per tobacco stick at the time the offence was committed,

(iii) in the case of manufactured tobacco other than cigarettes or tobacco sticks, the number of grams of manufactured tobacco to which the offence relates multiplied by the amount, rounded to the nearest one-hundredth, or, if the amount is equidistant from two consecutive one-hundredths, rounded to the higher one-hundredth, determined by the formula

(C/50) × 3

where

C is the rate of duty applicable under section 3 of Schedule 1 per 50 grams at the time the offence was committed, and

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(iv) in the case of cigars, the number of cigars to which the offence relates multiplied by the amount, rounded to the nearest one-hundredth, or, if the amount is equidistant from two consecutive one-hundredths, rounded to the higher one-hundredth, determined by the formula

D × 10

where

D is the rate of duty applicable under paragraph (a) of Schedule 2 per cigar that applied at the time the offence was committed, and

(5) Subsections (2) and (4) come into force on December 1, 2019.

14. (1) Section 236 of the Act is repealed.

(2) Subsection (1) is deemed to have come into force on the day after Budget Day.

15. (1) Paragraphs 240(a) to (c) of the Act are replaced by the following:

(a) $0.40 per cigarette that was removed in contravention of that subsection,

(b) $0.40 per tobacco stick that was removed in contravention of that subsection, and

(c) $502.19 per kilogram of manufactured tobacco, other than cigarettes and tobacco sticks, that was removed in contravention of that subsection.

(2) Paragraphs 240(a) to (c) of the Act, as enacted by subsection (1), are replaced by the following:

(a) in the case of cigarettes, the number of cigarettes that were removed in contravention of that subsection multiplied by the amount, rounded to the nearest one-hundredth, or, if the amount is equidistant from two consecutive one-hundredths, rounded to the higher one-hundredth, determined by the formula

(A/5 + B) × 2

where

A	is the rate of duty set out in section 1 of Schedule 1 that applied at the time the cigarettes were removed, and

B	is the rate of duty set out in paragraph 4(a) of Schedule 3 that applied at the time the cigarettes were removed,

(b) in the case of tobacco sticks, the number of tobacco sticks that were removed in contravention of that subsection multiplied by the amount, rounded to the nearest one-hundredth, or, if the amount is equidistant from two consecutive one-hundredths, rounded to the higher one-hundredth, determined by the formula

(C + D) × 2

where

C	is the rate of duty set out in section 2 of Schedule 1 that applied at the time the tobacco sticks were removed, and

D	is the rate of duty set out in paragraph 4(b) of Schedule 3 that applied at the time the tobacco sticks were removed, and

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(c) in the case of manufactured tobacco other than cigarettes and tobacco sticks, the number of kilograms of manufactured tobacco that were removed in contravention of that subsection multiplied by the amount, rounded to the nearest one-hundredth, or, if the amount is equidistant from two consecutive one-hundredths, rounded to the higher one-hundredth, determined by the formula

(E + F) × 40

where

E	is the rate of duty set out in section 3 of Schedule 1 that applied at the time the manufactured tobacco was removed, and

F	is the rate of duty set out in paragraph 4(c) of Schedule 3 that applied at the time the manufactured tobacco was removed.

(3) Subsection (2) comes into force on December 1, 2019.

16. (1) The portion of Schedule 1 to the Act before section 5 is replaced by the following:

SCHEDULE 1

(Sections 42 and 43.1)

RATES OF DUTY ON TOBACCO PRODUCTS

1. Cigarettes: for each five cigarettes or fraction of five cigarettes contained in any package,

(a) $0.52575; or

(b) if the rate referred to in paragraph (a) has been adjusted under subsection 43.1(2), the adjusted rate.

2. Tobacco sticks: per stick,

(a) $0.10515; or

(b) if the rate referred to in paragraph (a) has been adjusted under subsection 43.1(2), the adjusted rate.

3. Manufactured tobacco other than cigarettes and tobacco sticks: per 50 grams or fraction of 50 grams contained in any package,

(a) $6.57188; or

(b) if the rate referred to in paragraph (a) has been adjusted under subsection 43.1(2), the adjusted rate.

4. Cigars: per 1,000 cigars,

(a) $22.88559; or

(b) if the rate referred to in paragraph (a) has been adjusted under subsection 43.1(2), the adjusted rate.

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(2) Subsection (1) is deemed to have come into force on the day after Budget Day.

17. (1) Schedule 2 to the Act is replaced by the following:

SCHEDULE 2

(Sections 43 and 43.1)

ADDITIONAL DUTY ON CIGARS

Cigars: per cigar, the greater of

(a) either

(i) $0.08226, or

(ii) if the rate referred to in subparagraph (i) has been adjusted under subsection 43.1(2), the adjusted rate; and

(b) the amount obtained by multiplying the sale price, in the case of cigars manufactured in Canada, or the duty-paid value, in the case of imported cigars, by the following the percentage:

(i) if the rate referred to in subparagraph (a)(i) has not been adjusted under subsection 43.1(2), 82%, or

(ii) if the rate referred to in subparagraph (a)(i) has been adjusted under subsection 43.1(2), the amount, rounded to the nearest whole number, or, if the amount is equidistant from two consecutive whole numbers, to the higher whole number, expressed as a percentage, determined by the formula

A × 1000

where

A	is the adjusted rate referred to in subparagraph (a)(ii), as if that rate were not expressed in dollars.

(2) Subsection (1) is deemed to have come into force on the day after Budget Day.

18. (1) Sections 1 to 3 of Schedule 3 to the Act are replaced by the following:

1. Special duty on imported manufactured tobacco:

(a) in dollars per cigarette, the rate determined by the formula, rounded to the nearest one-hundred-thousandth, or, if the rate is equidistant from two consecutive one-hundred-thousandths, to the higher one-hundred-thousandth,

A/5

where

A	is the rate of duty applicable under section 1 of Schedule 1 for each five cigarettes;

(b) in dollars per tobacco stick, the rate of duty applicable under section 2 of Schedule 1 per tobacco stick; and

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(c) in dollars per 50 grams, or fraction of 50 grams, contained in any package of manufactured tobacco other than cigarettes or tobacco sticks, the rate of duty applicable under section 3 of Schedule 1 per 50 grams.

2. Special duty on traveller’s tobacco:

(a) in dollars per cigarette, the rate determined by the formula, rounded to the nearest one-hundred-thousandth, or, if the rate is equidistant from two consecutive one-hundred-thousandths, to the higher one-hundred-thousandth,

A/5

where

A	is the rate of duty applicable under section 1 of Schedule 1 for each five cigarettes;

(b) in dollars per tobacco stick, the rate of duty applicable under section 2 of Schedule 1 per tobacco stick; and

(c) in dollars per 50 grams, or fraction of 50 grams, contained in any package of manufactured tobacco other than cigarettes or tobacco sticks, the rate of duty applicable under section 3 of Schedule 1 per 50 grams.

3. Special duty on unstamped tobacco products:

(a) in dollars per cigarette, the rate determined by the formula, rounded to the nearest one-hundred-thousandth, or, if the rate is equidistant from two consecutive one-hundred-thousandths, to the higher one-hundred-thousandth,

A/5

where

A	is the rate of duty applicable under section 1 of Schedule 1 for each five cigarettes;

(b) in dollars per tobacco stick, the rate of duty applicable under section 2 of Schedule 1 per tobacco stick; and

(c) in dollars per kilogram of tobacco products other than cigarettes or tobacco sticks, the rate determined by the formula, rounded to the nearest one-hundred-thousandth, or, if the rate is equidistant from two consecutive one-hundred-thousandths, to the higher one-hundred-thousandth,

A x 20

where

A	is the rate of duty applicable under section 3 of Schedule 1 per 50 grams of manufactured tobacco.

(2) Subsection (1) is deemed to have come into force on the day after Budget Day.

19. For the purposes of applying the provisions of the Customs Act that provide for the payment of, or the liability to pay, interest in respect of any amount, the amount is to be determined and interest is to be computed on it as though paragraphs 1(a), 2(a), 3(a) and 4(a) of Schedule 1 of the Excise Act, 2001, as enacted by section 16, subparagraphs (a)(i) and (b)(i) of Schedule 2 of that Act, as enacted by section 17, and section 18 had come into force on the day after Budget Day.

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Standardizing Sanctions Related to False Statements in Excise Tax Returns

20. (1) Subsection 68.16(3) of the Excise Tax Act is replaced by the following:

(3) Any payment made to a person referred to in paragraph (1)(i) or (2)(e) shall, for the purposes of subsection (4), paragraph 97.1(1)( b) and sections 98 to 101, be deemed to have been made to the purchaser.

(2) Subsection (1) comes into force on the day after the day on which the enacting legislation receives royal assent.

21. (1) Subsection 79.03(4) of the Act is replaced by the following:

(4) If, at any time, a person pays an amount not less than the total of all amounts, other than interest and penalty under subsection 7(1.1) or 68.5(9.1) or section 95.1 or 95.2, owing at that time to Her Majesty in right of Canada under this Act for a reporting period of the person and the total amount of interest and penalty payable by the person under this Act for that reporting period is not more than $25.00, the Minister may cancel the interest and penalty.

(2) Subsection (1) comes into force on the day after the day on which the enacting legislation receives royal assent.

22. (1) The Act is amended by adding the following after section 95.1:

95.2 (1) Every person who knowingly, or under circumstances amounting to gross negligence, makes or participates in, assents to or acquiesces in the making of, a false statement or omission in a return, application, form, certificate, statement, invoice, answer or report (each of which is in this section referred to as a “return”) made in respect of a reporting period is liable to a penalty of the greater of $250 and 25% of the total of

(a) if the false statement or omission is relevant to the determination of an amount of tax payable by the person, the amount, if any, by which

(i) that tax payable

exceeds

(ii) the amount that would be the tax payable by the person if the tax were determined on the basis of the information provided in the return, and

(b) if the false statement or omission is relevant to the determination of a refund, rebate or any other amount payable to the person (each of which is in this section referred to as a “rebate”) under this Act, the amount, if any, by which

(i) the amount that would be the rebate payable to the person if the rebate were determined on the basis of the information provided in the return exceeds

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(ii) the amount of the rebate payable to the person.

(2) If, in an appeal under this Act, a penalty assessed by the Minister under this section is in issue, the burden of establishing the facts justifying the assessment of the penalty is on the Minister.

(3) This section does not apply to Part I.

(2) Subsection (1) applies to any return filed by a person after the day on which the enacting legislation receives royal assent.

23. (1) Section 97 of the Act is replaced by the following:

97. Every person required, by or pursuant to any Part except Part I, to file a return, who fails to file the return within the time it is required to be filed, is guilty of an offence and liable to a fine of not less than ten dollars and not more than one hundred dollars.

97.1 (1) Every person commits an offence who

(a) makes, or participates in, assents to or acquiesces in the making of, a false or deceptive statement in a return, application, form, certificate, statement, invoice, answer or report filed or made as required by or under this Act or the regulations made under this Act,

(b) for the purpose of evading payment or remittance of any tax under this Act, or obtaining a refund, rebate or other amount to which the person is not entitled under this Act,

(i) destroys, alters, mutilates, conceals or otherwise disposes of any records of a person, or

(ii) makes, or assents to or acquiesces in the making of, a false or deceptive entry, or omits, or assents to or acquiesces in the omission, to enter a material particular in the records of a person,

(c) wilfully, in any manner, evades or attempts to evade compliance with this Act or payment or remittance of tax or any other amount imposed under this Act,

(d) wilfully, in any manner, obtains or attempts to obtain a refund, rebate or other amount to which the person is not entitled under this Act, or

(e) conspires with any person to commit an offence described in any of paragraphs (a) to (d).

(2) Every person who commits an offence under subsection (1) is guilty of an offence punishable on summary conviction and, in addition to any penalty otherwise provided, is liable to

(a) a fine of not less than 50%, and not more than 200%, of the amount of the tax that was sought to be evaded, or of the refund, rebate or other amount sought, or, where the amount that was sought to be evaded cannot be ascertained, a fine of not less than $1,000 and not more than $25,000, or

(b) both a fine referred to in paragraph (a) and imprisonment for a term not exceeding two years.

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(3) Every person who is charged with an offence described in subsection (1) may, at the election of the Attorney General of Canada, be prosecuted on indictment and, if convicted, is, in addition to any penalty otherwise provided, liable to

(a) a fine of not less than 100%, and not more than 200%, of the amount of the tax that was sought to be evaded, or of the refund, rebate or other amount sought, or, where the amount that was sought to be evaded cannot be ascertained, a fine of not less than $2,000 and not more than $25,000, or

(b) both a fine referred to in paragraph (a) and imprisonment for a term not exceeding five years.

(4) A person that is convicted of an offence under subsection (2) or (3) is not liable to pay a penalty imposed under any of subsection 79(5) or sections 95.1, 95.2 or 109 or under a regulation made under this Act for the same evasion or attempt unless a notice of assessment for that penalty was issued before the information or complaint giving rise to the conviction was laid or made.

(5) If, in any appeal under this Act, substantially the same facts are at issue as those that are at issue in a prosecution under this section, the Minister may file a stay of proceedings with the Federal Court, or may file a request for a postponement or adjournment with the Tribunal, as the case may be, and, on doing so, the proceedings before the Federal Court are stayed, or the proceedings before the Tribunal are postponed or adjourned, as the case may be, pending final determination of the outcome of the prosecution.

(6) This section does not apply to Part I.

(2) Subsection (1) comes into force on the day after the day on which the enacting legislation receives royal assent.

24. (1) Section 102 of the Act is repealed.

(2) Subsection (1) comes into force on the day after the day on which the enacting legislation receives royal assent.

25. (1) Section 108 of the Act is repealed.

(2) Subsection (1) comes into force on the day after the day on which the enacting legislation receives royal assent.

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NOTICE OF WAYS AND MEANS MOTION TO AMEND

THE CUSTOMS TARIFF

That it is expedient to amend the Customs Tariff as follows:

1. The List of Tariff Provisions set out in the schedule to the Customs Tariff is amended to add tariff item No. 8905.20.11 with a Most-Favoured-Nation Tariff rate of customs duty and, where necessary, the applicable preferential tariff rates of customs duty of “Free”, for “Drilling platforms (including jack-ups and semi-submersibles) used in drilling activity for exploration, delineation or development of offshore projects” currently classified in tariff item No. 8905.20.10 which is being revoked.

2. The List of Tariff Provisions set out in the schedule to the Customs Tariff is amended to add tariff item No. 8905.20.19 to maintain current rates of customs duty on “Drilling platforms” currently classified in tariff item No. 8905.20.10 except for “Drilling platforms (including jack-ups and semi-submersibles) used in drilling activity for exploration, delineation or development of offshore projects”.

3. The List of Tariff Provisions set out in the schedule to the Customs Tariff is amended to add tariff item No. 8905.90.11 with a Most-Favoured-Nation Tariff rate of customs duty and, where necessary, the applicable preferential tariff rates of customs duty of “Free”, for “Drill-ships used in drilling activity for exploration, delineation or development of offshore projects” currently classified in tariff item No. 8905.90.10 which is being revoked.

4. The List of Tariff Provisions set out in the schedule to the Customs Tariff is amended to add tariff item No. 8905.90.19 to maintain current rates of customs duty on “drill-ships, drilling barges and floating drilling rigs” currently classified in tariff item No. 8905.90.10 except for “Drill-ships used in drilling activity for exploration, delineation or development of offshore projects”.

5. Any enactment founded on sections 1 to 4 be deemed to have come into force on May 5, 2014.

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Tax Measures:

Draft Amendments to Various

GST/HST Regulations

DRAFT AMENDMENTS TO VARIOUS GST/HST REGULATIONS

Strengthening Compliance with GST/HST Registration

REGULATIONS AMENDING THE PUBLICATIONS SUPPLIED BY A REGISTRANT (GST/HST) REGULATIONS

1. The definition “registration number” in section 2 of the Publications Supplied by a Registrant (GST/HST) Regulations is replaced by the following:

“registration number” means a registration number assigned under section 241 of the Act. (numéro d’inscription)

REGULATIONS AMENDING THE CREDIT NOTE AND DEBIT NOTE INFORMATION (GST/HST) REGULATIONS

2. Paragraph 3(b) of the Credit Note and Debit Note Information (GST/HST) Regulations is replaced by the following:

(b) the name of the supplier or an intermediary in respect of the supply, or the name under which the supplier or the intermediary does business, and the registration number assigned under section 241 of the Act to the supplier or the intermediary, as the case may be;

REGULATIONS AMENDING THE INPUT TAX CREDIT INFORMATION (GST/HST) REGULATIONS

3. Subparagraph 3(b)(i) of the Input Tax Credit Information (GST/HST) Regulations is replaced by the following:

(i) the name of the supplier or the intermediary in respect of the supply, or the name under which the supplier or the intermediary does business, and the registration number assigned under section 241 of the Act to the supplier or the intermediary, as the case may be,

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